


CBOE

EXECUTE SUCCESS℠

Jaime Galvan
Senior Attorney
Legal Division
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

June 27, 2014

Via Federal Express Overnight

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

Re: Form 1 – Annual Amendment to Application for Registration as a National Securities Exchange

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of the Annual Amendment to Application for Registration as a National Securities Exchange, Form 1, of Chicago Board Options Exchange, Incorporated.

Sincerely,



Jaime Galvan

cc: Joanne Moffic-Silver

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Chicago Board Options Exchange, Incorporated
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   400 South LaSalle Street, Chicago, Illinois 60605
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   312-786-5600 (Telephone) 312-786-7407 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jaime Galvan (Name) Senior Attorney (Title) 312-786-7058 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Joanne Moffic-Silver, E.V.P., General Counsel & Corporate Secretary
   400 South LaSalle Street
   Chicago, Illinois 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 02/08/72 (b) State/Country of formation: Delaware/United States
   (c) Statute under which applicant was organized: Delaware General Corporation Law

RECEIVED
2014 JUN 30 PM 1:09
SEC / TR

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: June 26, 2014 (MM/DD/YY) Chicago Board Options Exchange, Incorporated (Name of applicant)

By: [signature] (Signature) Edward Tilly, CEO (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month), 2014 (Year) by Nancy L. Kulikowski (Notary Public)

My Commission expires 03/19/17 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

OFFICIAL SEAL
NANCY L KULIKOWSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/19/17

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of any electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of the organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of the nature and extent of affiliation.**
5. **Brief description of its business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Table of Subsidiaries and Affiliates of Chicago Board Options Exchange, Incorporated ("CBOE")

1. CBOE Holdings, Inc.
2. C2 Options Exchange, Incorporated
3. CBOE Futures Exchange, LLC
4. CBOE Stock Exchange, LLC
5. Chicago Options Exchange Building Corporation
6. CBOE, LLC
7. DerivaTech Corporation
8. Market Data Express, LLC
9. National Stock Exchange, Inc.
10. OneChicago, LLC
11. Options Price Reporting Authority, LLC
12. Signal Trading Systems, LLC
13. The Options Clearing Corporation
14. The Options Exchange, Incorporated

CBOE certifies that the information required in this Exhibit C is kept up to date and is available to the Commission and the public upon request, except that:

(i) Pursuant to Securities Exchange Act Rule 6a-2, C2 Options Exchange, Incorporated and National Stock Exchange, Inc. are required to submit this information directly to the Commission.

(ii) Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

(ii) Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

CBOE is also submitting the following information as part of this Exhibit C relating to CBOE III, LLC, which has not been previously included as part of this Exhibit C.

1. CBOE III, LLC
   400 South LaSalle Street
   Chicago, Illinois 60605

2. Limited Liability Company

3. Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. Wholly-owned subsidiary

5. Holding company for investment in Tradelegs, LLC

6. Not applicable.

7. See attached Certificate of Formation.

8. See attached Operating Agreement.

9. See attached list of CBOE III, LLC Board of Directors and Officers.

10. Not applicable.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE III, LLC", FILED IN THIS OFFICE ON THE SECOND DAY OF MAY, A.D. 2014, AT 5:32 O'CLOCK P.M.


SECRETARY OF STATE
1776
1970
DELAWARE



Jeffrey W. Bullock, Secretary of State

5527267 8100

140557728

AUTHENTICATION: 1342103

DATE: 05-05-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:34 PM 05/02/2014
FILED 05:32 PM 05/02/2014
SRV 140557728 - 5527267 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

This Certificate of Formation of CBOE III, LLC (the "Company"), dated as of May 2, 2014, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is CBOE III, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Carlen C. Sellers
Name: Carlen C. Sellers
Title: Authorized Person

09865-0343
CH2\14631246.1

EXECUTION COPY

OPERATING AGREEMENT
OF
CBOE III, LLC

This Operating Agreement (this "Agreement") of CBOE III, LLC (the "Company"), dated as of May 13, 2014, is entered into by CBOE Holdings, Inc., a Delaware corporation (the "Member").

A. The Member formed the Company on May 2, 2014, by causing a certificate of formation (the "Certificate of Formation") to be filed with the Secretary of State of the State of Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq.*, as the same may be amended from time to time (the "Act");

B. Concurrently with the execution and delivery of this Agreement, the Member is making a cash contribution of one million dollars ($1,000,000) to the capital of the Company, in exchange for all of the membership interests in the Company; and

C. The Member deems a limited liability company agreement to be necessary and advisable to set out its agreement as to the conduct of business and the affairs of the Company and desires to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the Member and the Company agree as follows:

1. Name. The name of the limited liability company is CBOE III, LLC.

2. Purpose. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Board of Directors (as defined herein).

3. Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on May 2, 2014 pursuant to the Act is hereby ratified and approved.

4. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, the same location as the principal place of business and office of the sole Member or such other place or places as the Board of Directors my from time to time designate.

5. Registered Agent and Office. The name of the Company's registered agent is The Corporation Trust Company, and the address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may, at any time, designate another registered agent and/or registered office of the Company and may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

6. Member. The Member is the sole member of the Company and shall be shown as such on the books and records of the Company. No other person shall be admitted as a member of the Company, and no additional interest in the Company shall be issued, without appropriate amendments to this Agreement, approved by the Member.

7. Management of the Company.

(a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The number of persons constituting the Board of Directors shall be fixed from time to time by the Member, and the Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the president of the Company may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors then in office shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the president of the Company and shall be called by the president or the secretary of the Company upon the written request of any two Directors. The president or the secretary of the Company shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, with each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Board of Directors. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the president of the Company or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

8. Initial Capital Contribution and Interests. Concurrently with the execution and delivery of this Agreement, the Member is contributing one million dollars ($1,000,000) to the Company as an initial capital contribution to the Company in exchange for 100% of the membership interests in the Company.

9. Additional Contributions. The Member is not required to make additional capital contributions to the Company. All capital contributions shall be made at the option of the Member and shall be made as and when the Member deems appropriate.

10. Allocation of Profits and Losses. All of the Company's profits and losses shall be allocated to the Member.

11. Distributions. The Company may distribute funds or other assets to the Member at such times and in such amounts as the Board of Directors may determine. In determining the amount of funds to distribute pursuant to this Section 11, the Board of Directors may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Board of Directors reasonably deems necessary or appropriate. The Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

13. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to

dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act. The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

14. Winding Up of Company. Upon dissolution, the Company's business shall be liquidated in an orderly manner. The Board of Directors shall act as the liquidator to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the Board of Directors is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the Board of Directors shall determine. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

15. No Certification of Interests. The membership interests in the Company shall not be certificated.

16. Liability; Exculpation and Indemnification.

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 16, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; <u>provided, however</u>, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 16.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 16 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 16 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 16 is in effect, and any repeal or modification of any applicable law or of this Section 16 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 16, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 16 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 16 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, officer, manager, trustee, employee or agent of the Company or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 16), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

17. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principals), all rights and remedies being governed by such laws.

18. Application for Admission to Transact Business. Promptly following the execution of this Agreement, the Member shall file, on behalf of the Company, in accordance with applicable law, an application to transact business as a foreign limited liability company in the State of Illinois and in any other jurisdiction where the Member deems such a filing or similar filing to be appropriate.

19. Fiscal Year. The fiscal year of the Company shall end on December 31.

20. Modification, Waiver or Termination. Except as otherwise provided in Section 5, no modification, waiver or termination of this Agreement, or any part hereof, shall be effective unless made in writing and signed by the Member.

21. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.

22. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:
CBOE HOLDINGS, INC.



By: ______________________
Name: Edward T. Tilly
Title: Chief Executive Officer

09865-0343
CH2\14669665.3

CBOE III, LLC

DIRECTORS

John Deters

Edward Provost

Edward Tilly

OFFICERS	TITLE
Edward Provost	President
John Deters	Vice President
Alan Dean	Treasurer
Joanne Moffic-Silver	Secretary

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to such other Commission rule, may be included in lieu of the financial statements required here.

Table of Documents Attached Hereto

1. Chicago Board Options Exchange, Incorporated / CBOE, LLC/ C2 Options Exchange, Incorporated/ CBOE Holdings, Inc./ CBOE Futures Exchange, LLC/ Market Data Express, LLC/ Chicago Options Exchange Building Corporation/ unconsolidated financial statements for fiscal year ended December 31, 2013.

2. CBOE Stock Exchange, LLC financial statements for the year ended December 31, 2013.

3. Signal Trading Systems, LLC financial statements for the year ended December 31, 2013.

4. Options Price Reporting Authority, LLC financial statements for the year ended December 31, 2013.

5. DerivaTech Corporation financial statements for the year ended December 31, 2013.

Pursuant to Securities Exchange Act Rule 6a-2, National Stock Exchange, Inc. is required to submit annual financial statements directly to the Commission

Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit annual financial statements directly to the Commission.

Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit annual financial statements directly to the Commission.

The Options Exchange, Incorporated is inactive and no part of the capital has been paid. A financial statement is not available.

CBOE III, LLC was formed on May 2, 2014. A financial statement is not available.

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2013 ($$ in thousands)	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Operating Revenues:										
Transaction fees	$ 328,168		$ 7,049		$ 63,099			$ 398,315	$ (1,097)	$ 397,218
Access fees	58,257		2,469		296			61,022		61,022
Exchange services and other fees	34,186		3,047		18			37,250		37,250
Market data fees	1,338		1,189	129		22,254		24,911		24,911
Regulatory fees	40,090		4,141					44,231	(7,600)	36,631
Other	13,621		5		1,392		17,585	32,603	(17,585)	15,018
Total Operating Revenues	475,660	0	17,900	129	64,804	22,254	17,585	598,332	(26,282)	572,050
Operating Expenses:										
Employee costs	88,172		5,075	21,429	866	401	2,140	118,083		118,083
Depreciation and amortization	26,629		6,320		205	0	1,333	34,488		34,488
Data processing	13,541		3,861		394	102		17,898		17,898
Outside services	26,193		5,797	1,768	4,577	176	3,562	42,073	(7,600)	34,473
Royalty fees	51,243		47		3,023	2,262		56,576		56,576
Trading volume incentives	5,488		(36)					5,452	(1,097)	4,355
Travel and promotional expenses	8,708		87	71	851	49	39	9,806		9,806
Facilities costs	18,417						4,220	22,638	(17,585)	5,053
Other expense	4,747		294	89	334	24	16	5,504		5,504
Total Operating Expenses	243,140	0	21,446	23,357	10,251	3,014	11,311	312,518	(26,282)	286,236
Operating Income/(Loss)	232,521	0	(3,545)	(23,228)	54,553	19,240	6,273	285,814	0	285,814
Other Income/(Expense)										
Investment Income	61		2					63		63
Net loss from investment in affiliates	(2,221)							(2,221)		(2,221)
Interest and other borrowing costs	0							0		
Total Other Income/(Expense)	(2,160)	0	2		0	0	0	(2,158)	0	(2,158)
Tax Provision	107,806			(149)				107,657		107,657
Total Tax Provision	107,806	0	0	(149)	0	0	0	107,657	0	107,657
Net Income/(Loss)	122,554	0	(3,543)	(23,078)	54,553	19,240	6,273	175,999	0	175,999
Retained Earnings/(Deficit) at 12-31-12	105,063	(15,685)	(41,430)	66,656	0	0	160,886	275,490	0	275,490
Dividends Declared/Paid	(118,000)			15,799				(102,201)		(102,201)
Consolidating Entry of Net Income/(Loss)	73,793				(54,553)	(19,240)		0		0
Retained Earnings/(Deficit) at 12-31-13	$ 183,409	$ (15,685)	$ (44,973)	$ 59,377	$ -	$ -	$ 167,160	$ 349,288	$ -	$ 349,288

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES BALANCE SHEETS AS OF DECEMBER 31, 2013

($$ IN THOUSANDS)	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Assets										
Cash and cash equivalents	$ 212,047		$ 49	$ 242	$ 4,000	$ 4,812	$ 191	$ 221,341	$ -	$ 221,341
Accounts receivable - net allowances of $266	48,774		1,114					49,888		49,888
Marketing fee receivable	8,869							8,869		8,869
Income taxes receivable	21,289		359	391				22,039		22,039
Other prepaid expenses	3,558		449					4,007		4,007
Other current assets	706			2,011				2,717		2,717
Intercompany receivable	70,697		129	13,952			144,342	229,120	(229,120)	0
Total Current Assets	365,940	0	2,099	16,596	4,000	4,812	144,533	537,981	(229,120)	308,861
Investment in Affiliates	11,463			25,283				36,747	(22,166)	14,581
Investment in COEBC	1							1	(1)	0
Land	0						4,914	4,914		4,914
Property and Equipment:										
Construction in progress	23							23		23
Building	0						65,448	65,448		65,448
Leasehold improvements	24						721	745		745
Furniture and equipment	248,653		21,718				322	270,692		270,692
Total	248,699	0	21,718	0	0	0	66,491	336,908	0	336,908
Less accumulated depreciation and amortization	(208,996)	0	(11,840)	0	0	0	(48,778)	(269,614)		(269,614)
Total Property and Equipment - Net	39,703	0	9,878	0	0	0	17,713	67,294		67,294
Other Assets:										
Software development work in progress	7,019		834					7,853		7,853
Data Proc. Software and other assets (less accum. amortization - $147,322)	32,602		4,272					36,873		36,873
Prepaid Expenses - LT - Hardware/Software	143		69					212		212
Prepaid Expenses - LT - Other	0		0					0		0
Notes Receivable - Long-Term	0		1,000					1,000		1,000
Total Other Assets - Net	39,764	0	6,175	0	0	0	0	45,939	0	45,939
Total Assets	$ 456,871	$ -	$ 18,152	$ 41,880	$ 4,000	$ 4,812	$ 167,161	$ 692,875	$ (251,287)	$ 441,589
Liabilities and Members' Equity										
Current Liabilities:										
Accounts payable and accrued expenses	$ 33,790	$ 15,685	$ 642	$ 2,265	$ 6	$ 569		$ 52,958	$ -	$ 52,958
Dividend payable	(0)			43,831				43,831		43,831
Marketing fee payable	9,442							9,442		9,442
Deferred revenue and other liabilities	1,100							1,100		1,100
Post-retirement medical benefits	127							127		127
Income taxes payable	0							0		0
Intercompany payable	158,294		62,460	129	3,994	4,243		229,120	(229,120)	0
Total Current Liabilities	202,753	15,685	63,103	46,225	4,000	4,812	0	336,578	(229,120)	107,458

UNCONSOLIDATED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE AND RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2013
($$ in thousands)

	CBOE	CBOE, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE HOLDINGS, INC	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC	COMBINED	CONSOLIDATED ENTRIES	CONSOLIDATED
Long-term Liabilities:										
Post-retirement medical benefits	2,110							2,110		2,110
Income taxes liability	29,903							29,903		29,903
Other long-term liabilities	3,833		23					3,856		3,856
Deferred income taxes	13,745							13,745		13,745
Total Long-term Liabilities	49,591	0	23	0	0	0	0	49,614	0	49,614
Total Liabilities	252,345	15,685	63,125	46,225	4,000	4,812	0	386,192	(229,120)	157,072
Stockholders' Equity:										
Unrestricted common stock, $0.01 par value	1			918				919		919
Additional paid-in-capital	22,165			90,986			1	113,152	(22,167)	90,985
Retained earnings/(deficit)	183,411	(15,685)	(44,973)	59,377	0	0	167,160	349,290		349,290
Treasury stock at cost	0			(155,627)				(155,627)		(155,627)
Accumulated other comprehensive loss	(1,050)							(1,050)		(1,050)
Total Stockholders' Equity	204,526	(15,685)	(44,973)	(4,345)	0	0	167,161	306,684	(22,167)	284,517
Total Liabilities & Members' Equity	$ 456,871	$ -	$ 18,152	$ 41,880	$ 4,000	$ 4,812	$ 167,161	$ 692,876	$ (251,287)	$ 441,589

CBOE Stock Exchange, LLC
Consolidated Profit and Loss
December 2013

	December					Year To Date				
Revenue:	**CBSX**	**NSX**	**Total**	**Intercompany Eliminations**	**Consolidated**	**CBSX**	**NSX**	**Total**	**Intercompany Eliminations**	**Consolidated**
Net Transaction Fees	$61,506	$93,138	$154,644	($1,126)	$153,518	$956,003	$1,126,848	$2,082,851	($17,835)	$2,065,016
Market Data Revenue	387,869	341,713	729,583		729,583	4,150,988	3,695,537	7,846,525		7,846,525
Application Fees	7,238	0	7,238		7,238	125,950	0	125,950		125,950
Other Revenue	135,175	687,045	822,220		822,220	2,083,100	8,280,218	10,363,318		10,363,318
Total Revenue	**591,788**	**1,121,896**	**1,713,684**	**(1,126)**	**1,712,558**	**7,316,041**	**13,102,603**	**20,418,644**	**(17,835)**	**20,400,809**
Expenses:										
Employee Costs	$129,253	$776,423	$905,676		$905,676	$999,869	$7,627,382	$8,627,251		$8,627,251
Outside Services	326,827	124,019	450,847		450,847	3,827,524	1,028,101	4,855,625		4,855,625
Phone/Data/Systems	27,981	241,534	269,515		269,515	326,306	3,009,788	3,336,094		3,336,094
Occupancy Costs	0	121,889	121,889		121,889	0	1,629,799	1,629,799		1,629,799
Trading Operations Charges	13,868	9,771	23,639	(1,126)	22,513	192,299	165,649	357,948	(17,835)	340,113
T&E/Promotional/Other	12,354	36,268	48,623		48,623	72,966	437,051	510,017		510,017
Intangible Asset Impairment	0	0	0		0	6,878,058	0	6,878,058		6,878,058
Depreciation/Amortization	37,553	86,108	123,661		123,661	564,234	1,106,117	1,670,351		1,670,351
Total Operating Expenses	**$547,837**	**$1,396,013**	**$1,943,849**	**($1,126)**	**$1,942,724**	**$12,861,255**	**$15,003,888**	**$27,865,143**	**($17,835)**	**$27,847,307**
Operating Income/(Loss)	**$43,951**	**($274,116)**	**($230,165)**		**($230,165)**	**($5,545,214)**	**($1,901,284)**	**($7,446,498)**		**($7,446,498)**
Other Investment Income/(Loss)	$480	$367	$848		$848	$7,727	$10,160	$17,887		$17,887
Income/(Loss) Before Income Taxes	**$44,432**	**($273,749)**	**($229,317)**	**$0**	**($229,317)**	**($5,537,487)**	**($1,891,124)**	**($7,428,611)**	**$0**	**($7,428,611)**
Provision for Income Taxes	$0	$11,700	$11,700		$11,700	$0	($123,483)	($123,483)		($123,483)
Net Income/(Loss)	**$44,432**	**($285,449)**	**($241,017)**		**($241,017)**	**($5,537,487)**	**($1,767,641)**	**($7,305,128.49)**		**($7,305,128)**
EBIDTA	$81,505	($188,008)	($106,504)	$0	($106,504)	$1,897,078	($795,167)	$1,101,911	$0	$1,101,911

CBOE Stock Exchange, LLC
Balance Sheets
12/31/2013

	(unaudited) CBSX Balance at 12/31/2013	(unaudited) NSX Balance at 12/31/2013	Intercompany Eliminations	(unaudited) Consolidated
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$15,499,263	$1,110,466		$16,609,728
Short-Term Investments	0	$0		0
Interest Income Receivable	480	$0		480
Accounts Receivable	2,237,985	$4,864,558		7,102,543
Due from NSX	58,196	$0	(58,196)	0
Prepaid Expenses	111,392	$827,944		939,336
Total	17,907,316	6,802,967	(58,196)	24,652,088
Long-Term Assets				
Long-Term Receivables	0	0		0
Long-Term Prepaid Expenses	0	486,384		486,384
Total Long-Term Assets	0	486,384	0	486,384
Property & Equipment:				
Furniture & Equipment	4,587,026	7,799,740		12,386,766
Leasehold Improvements	0	1,023,175		1,023,175
Accumulated Depreciation & Amortization	(3,886,502)	(6,415,288)		(10,301,791)
Net Property & Equipment	700,524	2,407,626	0	3,108,150
Other Assets:				
Data Processing Software & Other	1,562,948	8,138,996		9,701,945
Accumulated Amortization	(1,507,958)	(8,061,321)		(9,569,278)
Intangible Assets - CBOE contribution	0	0		0
Artwork	0	104,237		104,237
Deposits	0	466,972		466,972
Investment in National Stock Exchange	4,205,024	0	(4,205,024)	0
Investment in DTCC	2,392	0		2,392
Net Other Assets	4,262,407	648,885	(4,205,024)	706,268
TOTAL ASSETS	**$22,870,247**	**$10,345,862**	**($4,263,220)**	**$28,952,889**
LIABILITIES				
Current Liabilities:				
Accounts Payable & Accrued Expenses	$127,580	1,011,446		$1,139,027
Accrued Salaries/Wages/Payroll Taxes/Benefits	336,194	348,737		684,931
Payables/reimbursements to CBOE	373,133	0		373,133

CBOE Stock Exchange, LLC
Balance Sheets
12/31/2013

	(unaudited) CBSX Balance at 12/31/2013	(unaudited) NSX Balance at 12/31/2013	Intercompany Eliminations	(unaudited) Consolidated
SEC Fees Payable	1,181,889	1,447,376		2,629,265
Due to CBSX	0	58,196	(58,196)	0
Unearned Income	0	43,300		43,300
Rebates Payable - Transaction Fees	663,996	1,788,409		2,452,405
Rebates Payable - Tape Revenue	0	1,860,864		1,860,864
Total Current Liabilities	2,682,793	6,558,329	(58,196)	9,182,926
Long-Term Liabilities:				
Lease Payments Payable - Long-Term	$0	1,251,464		$1,251,464
Total Long-Term Liabilities	0	1,251,464	0	1,251,464
SHAREHOLDERS' EQUITY:				
Shareholders' Equity	$50,318,567	28,102,236	($4,205,024)	$74,215,779
Common Stock, Class C $0.01 par value: 52,673,684 shares authorized, 1,028,540 and 671,497 shares issued and outstanding , respectively at December 31, 2013 and 0 and 0 issued and outstanding , respectively at December 31, 2012	$10,285			$10,285
Treasury Stock, at cost: 357,043 shares at December 31, 2013 and 0 shares at December 31, 2012	($96,402)	0		($96,402)
Accumulated Other Comprehensive Income	0	9,878		9,878
Retained Earnings (Deficit)	(30,044,996)	(25,576,045)		(55,621,042)
Total	20,187,455	2,536,069	(4,205,024)	18,518,499
TOTAL LIABILITIES & SHARHOLDERS' EQUITY	**$22,870,247**	**$10,345,862**	**($4,263,220)**	**$28,952,889**
WORKING CAPITAL	**$15,224,524**	**$244,639**	**$0**	**$15,469,162**

SIGNAL TRADING SYSTEMS, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	December 30 2013	December 31 2012
ASSETS		
CURRENT ASSETS:		
Accounts receivable--Due from CBOE	$ 166,813	$ 44,684
Total current assets	166,813	44,684
PROPERTY AND EQUIPMENT:		
Equipment	229,770	229,770
Less accumulated depreciation	(168,498)	(118,715)
Total property and equipment	61,272	111,056
OTHER ASSETS:		
Data processing software (less accumulated amortization in 2013-$68,494: 2012 — $54,444)	28,100	50,931
Organizational costs	(0)	(0)
Intangible asset	23,000,000	23,000,000
Total other assets	23,028,100	23,050,931
TOTAL	$ 23,256,184	$ 23,206,671
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable--Due FlexTrade	$ 1,086,706	$ 423,306
Total current liabilities	1,086,706	423,306
MEMBERS' EQUITY:		
FlexTrade Systems Inc.	18,106,832	16,437,738
Chicago Board Options Exchange, Incorporated	18,106,832	16,437,738
Retained deficit	(14,044,186)	(10,092,111)
Total members' equity	22,169,478	22,783,365
TOTAL	$ 23,256,184	$ 23,206,671

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013
REVENUES:	
Transaction fees	$341,783
Workstation rental	220,500
Total revenues	562,283
EXPENSES:	
Employee costs	2,216,111
Data processing	2,167,171
Outside services	-
Depreciation and amortization	72,615
Travel and promotional expenses	46,378
Other	12,083
Total expenses	4,514,358
NET LOSS	($3,952,075)

See notes to financial statements.

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($3,952,075)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation and amortization	72,615
Changes in assets and liabilities:	
Accounts receivable--Due from CBOE	(122,128)
Accounts payable --Due FlexTrade	663,400
Net cash used in operating activities	(3,338,188)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES — Partner capital contributions	3,338,188
NET DECREASE IN CASH AND CASH EQUIVALENTS	0
CASH AND CASH EQUIVALENTS — Beginning of year	-
CASH AND CASH EQUIVALENTS — End of year	$0

SIGNAL TRADING SYSTEMS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013
BALANCE — December 31, 2012	$22,783,365
Capital contributions	3,338,188
Net loss	(3,952,075)
Total members' equity — December 31, 2013	$22,169,478

See notes to financial statements.

OPTIONS PRICE REPORTING AUTHORITY

BALANCE SHEET
DECEMBER 31,2013 AND DECEMBER 31,2012

ASSETS	**12/31/13**	**12/31/12**
CASH	$2,610,878	$750,266
INVESTMENTS	11,000,000	14,000,000
ACCOUNTS RECEIVABLE LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS 12/31/13 $391,849 12/31/12 $396,957	3,396,967	3,372,447
PREPAID ASSET	0	0
COMPUTER EQUIPMENT	69,568	69,568
LESS DEPRECIATION	(69,446)	(68,208)
TOTAL ASSETS	$17,007,966	$18,124,073

LIABILITIES AND PARTICIPANTS' EQUITY		
ACCRUED EXPENSES	1,287,632	1,850,950
ACCOUNTS PAYABLE	0	0
NEW YORK TAXES PAYABLE	284	(51,161)
NEW PARTICIPANTS DEPOSIT	0	250,000
DUE TO PARTICIPANTS	484,165	442,215
ISCA ALLOCATION	(959,917)	(1,067,409)
DISTRIBUTIONS PAYABLE	16,195,802	16,699,478
TOTAL LIABILITIES	$17,007,966	$18,124,073

OPTIONS PRICE REPORTING AUTHORITY
INCOME SUMMARY
FOR THE QUARTER ENDING DECEMBER 31,2013 AND YTD

	ACTUAL	CURRENT BUDGET	VARIANCE	YTD ACTUAL	YTD BUDGET	YTD VARIANCE	ANNUAL BUDGET
REVENUE							
COMMUNICATION REVENUE	$12,547,443	$12,308,875	$238,568	$48,817,980	$49,235,500	($417,520)	$49,235,500
DIRECT ACCESS	$731,610	$782,100	($50,490)	$2,955,540	$3,128,400	(172,860)	3,128,400
INDIRECT ACCESS	$336,000	$352,800	($16,800)	$1,347,100	$1,411,200	(64,100)	1,411,200
NON-PROFESSIONAL REVENUE	$3,578,322	$3,572,500	$5,822	$12,729,428	$14,290,000	(1,560,572)	14,290,000
NON-DISPLAY REVENUE	$251,500	$250,000	$1,500	$1,177,922	$1,000,000		1,000,000
PARTICIPATION FEE	$0	$0	$0	$1,159,300	$0	1,159,300	0
INTEREST INCOME	$927	$2,250	($1,323)	$4,977	$9,000	(4,023)	9,000
TOTAL REVENUE	$17,445,802	$17,268,525	$177,277	$68,192,247	$69,074,100	($1,059,775)	$69,074,100
EXPENSES							
FIXED FEE	$664,864	$664,864	$0	$2,659,455	$2,659,455	$0	$2,659,455
SIAC PROCESSING	$1,401,600	$1,401,100	(500)	$5,551,400	$5,604,400	53,000	$5,604,400
SIAC DEVELOPMENT	$0	$27,750	27,750	$96,447	$111,000	14,553	$111,000
BAD DEBT	$0	$0	0	$110,000	$0	(110,000)	$0
CONSULTING FEE	$76,250	$0	(76,250)	$76,250	$0	(76,250)	$0
LEGAL FEES	$67,203	$0	(67,203)	$140,749	$0	(140,749)	$0
TOTAL EXPENSE	$2,209,917	$2,093,714	($116,203)	$8,634,300	$8,374,855	($259,445)	$8,374,855
NET REVENUE	**$15,235,886**	**$15,174,811**	**$61,074**	**$59,557,946**	**$60,699,245**	**($1,141,299)**	**$60,699,245**
ISCA Allocation	($959,917)						

DerivaTech Corporation
Balance Sheet
As of December 31, 2013

Assets:		
Investment in IXPI Holdings, LLC	$	3,117,651
Total Assets	$	3,117,651
Equity	$	3,117,651

Form 1, 2014 Amendment
Chicago Board Options Exchange, Incorporated
June 27, 2014

EXHIBIT F

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Table of Attached Forms

In the interest of clarity and efficiency, CBOE is resubmitting this Exhibit F. Amended forms are identified below with an asterisk (*) and new forms are identified below with a double asterisk (**). The Exchange notes that copies of these forms are available on the CBOE Website at: https://www.cboe.org/members/generalinfo/memberforms.aspx.

1. Individual Application
2. Application for Trading Permit Holder (TPH) Organization*
3. Inactive Nominee Status (Parking Space) Application/Termination
4. Application for a Trading Permit Holder (TPH) Organization to Qualify to Transact Business with the Public
5. Application for a TPH Organization to Qualify to Conduct Business as an Order Service Firm
6. Flexible Exchange (FLEX) Options Trader Application for Qualified Market Maker, Floor Broker or Order Entry Firm
7. Application of Nominee to Act as Independent Market-Maker or Independent Floor Broker
8. Application to Change Clearing Trading Permit Holders
9. Form BD: Uniform Application for Broker-Dealer Registration
10. Form BDW: Uniform Request for Broker-Dealer Withdrawal
11. Order Service Firm Letter of Guarantee
12. Market-Maker Letter of Guarantee/Floor Broker Letter of Clearing Authorization*
13. Nominee Authorization, Guarantee and Certification
14. Financial Statement
15. Form U4
16. Individual Consent to Jurisdiction*
17. Notification of Change in Nominee Status
18. Change of Address
19. Single Entity Broker Dealer Joint Account Activation/Termination

20. Organization Consent to Jurisdiction
21. Multiple Broker Dealers Joint Account Activation/Termination
22. Authorization for Preferred Market-Maker Designation
23. Clearing Trading Permit Holder Connectivity Guarantee for Login Access
24. Sponsored User Program Materials
25. CFLEX Login Request Form*
26. CFLEX Web Access Request Form*
27. Nominee/TPH Organization Acronym/Login Activation/Termination
28. CBOE Trading Permit & Bandwidth Packets – Additions/Removals*
29. Trading Permit Holder Electronic Stock-Option Execution Registration Form
30. CBOE Login Request Form**


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

INDIVIDUAL APPLICATION

The appropriate fees and paperwork must accompany this application.

ALL APPLICATION FEES ARE NON-REFUNDABLE

1. Name ______________________________ Social Security # ________________

2. Are you legally authorized to work in the United States? ☐ Yes ☐ No Date of Birth ______________
(Please provide a copy of documentation evidencing your authorization to work in the United States. This may include a copy of an unexpired or expired U.S. passport, or copies of a driver's license along with either a U.S. Social Security Card or a U.S. birth certificate, or other eligible documents listed on Form I-9, Employment Eligibility Verification, provided by the Department of Homeland Security.)

3. Business E-mail Address ______________________________

4. Business Address ______________________________

   City________________ State/Province __________ Zip/Mail Code ________ Country________

5. Home Address______________________________

   City________________ State/Province __________ Zip/Mail Code ________ Country________

6. Telephone: Business ______________ Home ____________ Mobile ____________

7. Please forward all correspondence to my: ☐ E-mail Address ☐ Business Address

8. Type of application: ☐ Individual (Sole Proprietor) ☐ Nominee

9. If applicable, name of TPH organization for which you will be a Nominee:

   ____

10. Capacity in which you intend to act as a Trading Permit Holder:

    ☐ Market Maker ☐ Floor Broker

    ☐ Proprietary Trading Permit Holder ☐ No Trading Function

11. CBOE Clearing Trading Permit Holder issuing Market Maker Letter of Guarantee, Floor Broker Authorization or Connectivity Guarantee for Login Access:

    Name: ______________________________ OCC # ________

12. Are you currently, or have you ever been, the subject of a legal proceeding? Please identify and describe all such legal proceedings whether or not they are or were related to your activities in the securities industry. For the purposes of this question, the term "legal proceeding" is intended to be construed broadly and would be deemed to include, but not be limited to, if you are or have been a party in a lawsuit or arbitration proceeding, if you are or have been the subject of a proceeding initiated by a government agency or as a result of a customer complaint, if you are or have been the subject of a criminal proceeding (including, but not limited to, any proceeding in which you were charged with, convicted of, or pled guilty or no contest to any misdemeanor, felony or other crime). ___ If yes, describe______________________________

    ____

13. Are you currently, or have you ever been, the subject of an investigation conducted by, or on behalf of, any securities exchange, self-regulatory organization ("SRO") under the Securities Exchange Act of 1934, any futures contract market, exchange or self-regulatory organization (hereinafter collectively referred to as "securities or futures SRO"), or any federal or state securities or futures regulatory agency or commission regarding your activities? ___ If yes, describe ____

____

14. Are you currently, or have you been, a party in a disciplinary proceeding conducted by, or on behalf of, any securities or futures SRO, or any federal or state securities or futures regulatory agency or commission regarding your activity? ___ If yes, describe ____

____

15. Have you ever been sanctioned by any securities or futures SRO or any federal or state securities or futures regulatory agency or commission, including, but not limited to the following? ___ If yes, please check the appropriate box and describe ____

____

☐ Censure ☐ Fine ☐ Suspension ☐ Bar

16. Are you a member of any national securities exchange, national securities association, or commodities exchange? ___ If yes, identify ____

____

CONSENT TO JURISDICTION

I hereby agree to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all my former employers and other persons to furnish to CBOE, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history, and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

I authorize CBOE to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information it may have concerning me, and I hereby release CBOE from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to CBOE and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act CBOE may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "Summary of Your Rights under the Fair Credit Reporting Act" is available at http://www.ftc.gov/bcp/edu/pubs/consumer/credit/cre35.pdf

I recognize that the statements in the application materials I furnish to CBOE may be verified by investigation, and hereby declare that they are true, complete and accurate.

Signature of Applicant ____ Date ________________



EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

APPLICATION FOR TRADING PERMIT HOLDER (TPH) ORGANIZATION

The appropriate fees and paperwork must accompany this application.
ALL APPLICATION FEES ARE NON-REFUNDABLE

1. Name: ______________________________ Tax ID #: _____ - ______________

   ☐ Corporation (State of incorporation______________) ☐ Partnership (State of registration______________)

   ☐ Limited Liability Company (LLC) (State of registration______________)

   (Current articles of incorporation and bylaws, partnership agreement and registration certificate, or LLC operating agreement and registration certificate must be submitted with this application.)

2. E-mail Address: ______________________________ Phone: ______________

3. Mailing Address: ______________________________

   City: ______________ State/Province: ______________ Zip/Mail Code: ______________

4. CBOE Clearing Trading Permit Holder issuing the guarantee for the organization's activity on CBOE:

   Name: ______________________________ OCC #: ______________

5. Capacity in which you intend to act as a TPH organization (check at least one):

   ☐ Market Maker ☐ Floor Broker ☐ Proprietary Trading Permit Holder ☐ Clearing Trading Permit Holder

   ☐ *Transact Business with the Public ☐ *Order Service Firm * Application to qualify as such must be attached

6. Is the organization registered with the SEC, under Section 15 of the Securities Exchange Act of 1934, as a broker/dealer (BD) through the Central Registration Depository (CRD)? ☐ Yes ☐ No

   If yes, give the organization's BD # 8 - ______________, CRD # ______________ and Designated Examining Authority (DEA) ______________.

   If no, the organization must complete Form BD and submit one copy with this application.

ORGANIZATION CONSENT TO JURISDICTION & CERTIFICATIONS

The organization hereby agrees to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to CBOE, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

The organization authorizes CBOE to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information the CBOE may have concerning the organization, and the organization hereby releases CBOE from any and all liability of whatsoever nature by reason of furnishing such information

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to CBOE and prior to any approval of the application.

The organization recognizes that the statements in the application materials furnished to CBOE may be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Authorized Signatory of the Organization: ______________________________

____
(Signature of Authorized Signatory of the Organization)

Title: ______________________________ Date: ______________



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

INACTIVE NOMINEE STATUS (PARKING SPACE) APPLICATION/TERMINATION

Name of TPH Organization: ______________________________

APPLICATION ☐

Number of Inactive Nominee Statuses (Parking Spaces) requested under CBOE Rule 3.8(e):__________
(Only include the number of additional parking spaces requested by TPH Organization and do not include in this number any parking spaces currently maintained by TPH Organization.)

TERMINATION ☐

Number of Inactive Nominee Statuses (Parking Spaces) terminated:______________________

In order to terminate a parking space, TPH Organization must complete and submit this form to CBOE's Registration Services Department (unless TPH Organization's CBOE Trading Permit Status is also terminating).The termination of an individual inactive nominee does not automatically terminate a parking space maintained by TPH Organization.

TPH Organization understands that fees for a parking space will continue to be assessed until that parking space is terminated through (i) the submission to CBOE's Registration Services Department of this form for that parking space or (ii) the termination of TPH Organization's CBOE Trading Permit Status.

Name of Authorized Signatory of TPH Organization: ______________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title: ______________________________ Date: ____________________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

APPLICATION FOR A TRADING PERMIT HOLDER (TPH) ORGANIZATION TO QUALIFY TO TRANSACT BUSINESS WITH THE PUBLIC

Name of TPH Organization ______________________________

Applying as: ☐ Introducing Firm and/or Clearing TPH (See back page for required supplementary documentation.)
☐ Firm conducting an executing business of orders received directly from non-broker dealers (See back page for required supplementary documentation.)

Broker/Dealer #: 8 - ______________ CRD#: ______________

Main Office Address ______________________________

City ______________ State ______________ Zip Code ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership

State the name and title of the person(s) engaged in the management of the organization's business pertaining to options and who must therefore qualify with the Exchange as Registered Options Principals:

Financial and Operations Principal (FINOP): Name ______________________________

Phone # ______________ Fax # ______________ CRD # ______________

Title ______________________________ E-Mail ______________________________

Name of Organization's Certified Public Accountant ______________________________

Address ______________________________

City ______________ State ______________ Zip Code ______________

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Authorized Signatory of TPH Organization ______________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title ______________________________ Date ______________

Please submit the following information to the Department of Member Firm Regulation

For introducing firms and/or clearing trading permit holders:

1. List of registered options principals and registered representatives qualified for options trading.

2. List of branch office locations and branch office managers.

3. A copy of the method utilized for the allocation of exercise notices as sent to customers (if not included in the customer options agreement).

4. Blank copies of:

   Customer information form
   Option agreement
   Discretionary trading authorization
   New account form
   Fully-disclosed and/or omnibus trading agreements
   Transaction confirmation and account statement
   Special Risk Disclosure Document for Uncovered Options

5. Copy of firm's options written supervisory procedures

6. A copy of the most recent net capital computation

7. Balance sheet

8. Income statement

9. A copy of the most recent audit report (if applicable).

10. Description of its Brokers' Blanket Bond arrangement

Indicate other exchange memberships currently held ______________________________

For firms only conducting an execution business of orders received directly from non-broker/dealers:

1. List of registered options principals and registered representatives qualified for options trading.

2. Copy of execution/clearing agreement with customer and clearing TPH that customer account clears with.

3. Copy of firm's options written supervisory and order entry procedures.

4. A copy of the most recent net capital computation

5. Balance sheet

6. Income statement

7. A copy of the most recent audit report (if applicable).

8. Description of its Brokers' Blanket Bond arrangement.

Indicate other exchange memberships currently held ______________________________


CBOE
CHICAGO BOARD OPTIONS EXCHANGE

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

APPLICATION FOR A TPH ORGANIZATION TO QUALIFY TO CONDUCT BUSINESS AS AN ORDER SERVICE FIRM

Name of TPH Organization ______________________________

Broker/Dealer #: **8 -** ______________ CRD#: ______________

Main Office Address ______________________________

City ______________ State ______________ Zip Code ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership

Name the executive officer, LLC manager or general partner who is/will be responsible for preparation of the financial statement.

Name ______________ Title ______________

Phone ______________ Fax ______________ E-Mail ______________

Name the executive officer, LLC manager or general partner who is/will be responsible for risk and/or error control.

Name ______________ Title ______________

Phone ______________ Fax ______________ E-Mail ______________

List the firm(s) and contact person(s) with which the TPH Organization maintains its error account(s).

Firm ______________ Contact Person ______________

Phone ______________ Fax ______________ E-Mail ______________

Firm ______________ Contact Person ______________

Phone ______________ Fax ______________ E-Mail ______________

If applicable, list the clearing corporation(s) and/or depository (ies) in which the TPH Organization is either a current or pending participant.

Clearing Corporation ______________ Depository ______________

Clearing Corporation ______________ Depository ______________

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Authorized Signatory of TPH Organization ______________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title ______________________________ Date ______________

Please submit the following information to the Department of Member Firm Regulation

1. A copy of the most recent net capital computation (if applicable)
2. Balance sheet
3. Income statement
4. A copy of the most recent audit report (if applicable)
5. Description of its Brokers' Blanket Bond arrangement (if applicable)
6. Indicate other exchanges on which a membership is currently held or an application for membership is currently pending or anticipated ______________________________
7. A description of how and where stock orders or futures orders are routed for execution
8. A description of the mechanisms in place to prevent errors
9. A copy of the written procedures for liquidation of errors
10. Copies of the most recent monthly error account and proprietary account statements



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
(312) 786-7449 – Phone
(312) 786-8140 – Fax
www.cboe.org

FLEXIBLE EXCHANGE (FLEX) OPTIONS TRADER APPLICATION FOR QUALIFIED MARKET-MAKER, FLOOR BROKER OR ORDER ENTRY FIRM

The undersigned Chicago Board Options Exchange (CBOE) Trading Permit Holder hereby applies to become eligible to trade FLEX Options in the following capacity(ies):

☐ Individual FLEX Qualified Market-Maker ☐ FLEX Qualified Market-Maker Organization
☐ Individual Floor Broker ☐ Order Entry Firm

Trading Permit Holder wishes to trade the following FLEX Options:

☐ FLEX Index Options
and/or
☐ FLEX Equity Options

The undersigned Trading Permit Holder has read and understands the rules, regulations and financial obligations as stated in Chapters XXIVA and XXIVB of the CBOE Rules as they apply to FLEX Options.

Individual Trading Permit Holders (if applicable):

Individual Trading Permit Holder Name (including Nominees) ______________________ Acronym__________

____ Date ____________
(Individual Trading Permit Holder Signature)

Trading Permit Holder Organizations (if applicable):

TPH Organization Name ______________________________________ Acronym__________
Login ID __________

Name of Authorized Signatory of TPH Organization ______________________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title____ Date____________

LETTER OF GUARANTEE/AUTHORIZATION

In connection with the FLEX Option qualification of the above named Trading Permit Holder(s), the undersigned Clearing Trading Permit Holder guarantees and assumes financial responsibility for (i) all FLEX Options transactions in open outcry on CBOE of the above named Trading Permit Holder(s) and (ii) all FLEX Options transactions on CBOE resulting from orders, bids, offers, and other messages that are transmitted through any login access to CBOE provided to the above named Trading Permit Holder(s). The Clearing Trading Permit Holder guarantees and assumes financial responsibility for such transactions on CBOE even if orders, bids, offers or other messages transmitted to CBOE through any login access to CBOE provided to the above named Trading Permit Holder(s) (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Trading Permit Holder's credit parameters.

Clearing Trading Permit Holder ______________________________________ OCC #:__________

Clearing Trading Permit Holder Representative (print) ______________________________________

Clearing Trading Permit Holder Representative (Signature) ______________________________________

Clearing Trading Permit Holder Representative Title______________________________ Date__________



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

APPLICATION OF NOMINEE TO ACT AS INDEPENDENT MARKET-MAKER OR INDEPENDENT FLOOR BROKER

Name of Individual:__________________________________ Acronym:____________

Broker-Dealer number: 8- ____________

Manner in which individual requests approval to act pursuant to Rule 3.8(d):

- ☐ Independent Market-Maker
- ☐ Independent Floor Broker

Are you employed by, affiliated with, materially involved in or doing business on behalf of another trading permit holder organization (other than that listed on this form)?_____ If yes, please provide the name of the organization(s) __________________________________

Signature of Individual:__________________________________ Date:____________

- -

Name of TPH Organization: __________________________________

Individual is a nominee of trading permit holder organization. Subject to the approval of the Exchange, trading permit holder organization hereby authorizes Individual to act in the manner as requested above during any time when Individual is a nominee of trading permit holder organization.

Rule 3.8(d)(B) requires trading permit holder organization to guarantee all obligations arising out of Individual's representation of trading permit holder organization in all matters relating to the Exchange. This guarantee includes all obligations of Individual to the Exchange and to other trading permit holders or trading permit holder organizations resulting from Exchange transactions or transactions in other securities, including such transactions of Individual as an Independent Market-Maker or as an Independent Floor Broker.

Name of Authorized Signatory of TPH Organization: ____________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title:______________________________________ Date:____________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

APPLICATION TO CHANGE CLEARING TRADING PERMIT HOLDERS

Name of Trading Permit Holder ______________________________ Acronym__________

Current Clearing Trading Permit Holder Information:

Name of Current Clearing Trading Permit Holder(s)	OCC #	Type of Guarantee(s) (MM, FB, EA, PT I-FLEX, E-FLEX)
1.______________________	______	__________
2.______________________	______	__________

Information Regarding New Clearing Trading Permit Holder(s):

Name of Proposed New Clearing Trading Permit Holder(s)	OCC #	Type of Guarantee(s) (MM, FB, EA, PT I-FLEX, E-FLEX)
1.______________________	______	__________
2.______________________	______	__________

Trading Permit Holder hereby applies pursuant to CBOE Rule 3.9 to change the Clearing Trading Permit Holder(s) that guarantee(s) Trading Permit Holder's Exchange transactions in the manner indicated above.

In connection with this application, any Clearing Trading Permit Holder that is approved to clear Trading Permit Holder's Exchange transactions is required to provide CBOE's Registration Services Department with the required guarantee form(s). The Trading Permit Holder is also required to complete the FLEX Options Trader Application (if applicable).

Business Address______________________________________

City__________________ State__________ Zip__________ Phone__________________

Signature of Trading Permit Holder______________________________ Date__________

July 2012

Form BD

OMB APPROVAL	
OMB Number:	3235-0012
Expires:	August 31, 2016
Estimated average burden	
hours per response	2.75
per amendment	0.33

Uniform Application for Broker-Dealer Registration

SEC1490 (1-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM BD INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form BD is the Uniform Application for Broker-Dealer Registration. Broker-Dealers must file this form to register with the Securities and Exchange Commission, the *self-regulatory organizations,* and *jurisdictions* through the Central Registration Depository ("CRD") system, operated by FINRA.
2. **UPDATING** – By law, the *applicant* must promptly update Form BD information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason.
3. **CONTACT EMPLOYEE** – The individual listed as the contact employee must be authorized to receive all compliance information, communications, and mailings, and be responsible for disseminating it within the *applicant's* organization.
4. **GOVERNMENT SECURITIES ACTIVITIES**
   - A. Broker-dealers registered or *applicants* applying for registration under Section 15(b) of the Exchange Act that conduct (or intend to conduct) a government securities business in addition to other broker-dealer activities (if any) must file a notice on Form BD by answering "yes" to Item 2B.
   - B. Section 15C of the Securities Exchange Act of 1934 requires sole government securities broker-dealers to register with the SEC. To do so, answer "yes" to Item 2C if conducting *only* a government securities business.
   - C. Broker-dealers registered under Section 15(b) of the Exchange Act that cease to conduct a government securities business must file notice when ceasing their activities in government securities. To do so, file an amendment to Form BD and answer "yes" to Item 2D.

NOTE: Broker-dealers registered under Section 15C may register under Section 15(b) by filing an amendment to Form BD and answering "yes" to Items 2A and 2D. By doing so, broker-dealer expressly consents to withdrawal of broker-dealer's registration under 15C of the Exchange Act.

5. **FEDERAL INFORMATION LAW AND REQUIREMENTS** – An agency may not conduct or sponsor, and a *person* is not required to respond to, a collection of information unless it displays a currently valid control number. Section 15, 15B, 15C, 17(a) and 23(a) of the Exchange Act authorize the Commission to collect the Information on this Form from registrants. <u>See</u> 15 U.S.C. 78o, 78o-4, 78o-5, 78-q and 78w. Filing of this Form is mandatory; however the social security number information, which aids in identifying the *applicant*, is voluntary. The principal purpose of this Form is to permit the Commission to determine whether the *applicant* meets the statutory requirement to engage in the securities business. The Form also is used by *applicants* to register as broker-dealers with certain *self-regulatory organizations* and all of the states. The Commission and the Financial Industry Regulatory Authority, Inc. maintain the files of the information on this Form and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on application facing page of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

B. PAPER FILING INSTRUCTIONS (FIRST TIME *APPLICANTS* FILING WITH CRD AND WITH SOME *JURISDICTIONS)*

1. **FORMAT**
   - A. A full paper Form BD is required when the *applicant* is filing with the CRD for the first time. In addition, some *jurisdictions* may require a separate paper filing of Form BD. The *applicant* should contact the appropriate *jurisdiction(s) for* specific filing requirements.
   - B. Attach an Execution Page (Page 1) with original manual signatures to the initial Form BD filing.
   - C. Type all information.
   - D. Give the name of the broker-dealer and date on each page.
   - E. Use only the current version of Form BD and its Schedules or a reproduction of them.
2. **DISCLOSURE REPORTING PAGE (DRP)** – Information concerning the *applicant or control affiliate* that relates to the occurrence of an event reportable under Item 11 must be provided on the *applicant's* appropriate DRP(BD). If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP(BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP(BD) or DRP(U-4). Attach a copy of the fully completed DRP(BD), or DRP(U-4) previously submitted. If a *control affiliate* is an individual or organization <u>not</u> registered through the CRD, provide complete answers to all of the items on the *applicant's* appropriate DRP(BD).
3. **SCHEDULES A, B AND C** – File Schedules A and B only with initial applications for registration. Use Schedule C to update Schedules A and B. Individuals not required to file a Form U-4 (individual registration) with the CRD system who are listed on Schedules A, B, or C must attach page 2 of Form U-4. The *applicant* broker-dealer must be listed in Form U-4 Item 20 or 21. Signatures are not required.
4. **SCHEDULE D** – Schedule D provides additional space for explaining answers to Item 1C(2), and "yes" answers to items 5, 7, 8, 9,10,12, and 13 of Form BD.

C. ELECTRONIC FILING INSTRUCTIONS *(APPLICANTS/* REGISTERED BROKER-DEALERS FILING AMENDMENTS WITH CRD)

1. **FORMAT**
   - A. Items 1-13 must be answered and all fields requiring a response must be completed before the filing will be accepted.

B. *Applicant* must complete the execution screen certifying that Form BD and amendments thereto have been executed properly and that the information contained therein is accurate and complete.
C. To amend information, *applicant* must update the appropriate Form BD screens.
D. A paper copy, with original manual signatures, of the initial Form BD filing and amendments to Disclosure Reporting Pages (DRPs BD) must be retained by the *applicant* and be made available for inspection upon a regulatory request.

2. **DISCLOSURE REPORTING PAGE (DRP)** – Information concerning the *applicant* or *control affiliate* that relates to the occurrence of an event reportable under Item 11 must be provided on the *applicant's* appropriate DRP(BD). If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete the *control affiliate* name and CRD number of the *applicant's* appropriate DRP(BD). Details for the event must be submitted on the *control affiliate's* appropriate DRP(BD) or DRP(U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all of the questions and complete all fields requiring a response on the *applicant's* appropriate DRP(BD) screen.

3. **DIRECT AND INDIRECT OWNERS** – Amend the Direct Owners and Executive Officers screen and the Indirect Owners screen when changes in ownership occur. *Control affiliates* that are individuals who are not required to file a Form U-4 (individual registration) with the CRD must complete page 2 of Form U-4 (i.e., submit/file the information elicited by the Personal Data, Residential History, and Employment and Personal History sections of that Form). The *applicant* broker-dealer must be listed in Form U-4 Item 20 or 21.

The CRD mailing address for questions and correspondence is:

NASAA/FINRA CENTRAL REGISTRATION DEPOSITORY
P.O. BOX 9495
GAITHERSBURG, MD 20898-9495

EXPLANATION OF TERMS

(The following terms are italicized throughout this form.)

1. **GENERAL**

APPLICANT – The broker-dealer applying on or amending this form.

CONTROL – The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any *person* that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company. (This definition is used solely for the purpose of Form BD.)

JURISDICTION – A state, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or any subdivision or regulatory body thereof.

PERSON – An individual, partnership, corporation, trust, or other organization.

SELF-REGULATORY ORGANIZATION – Any national securities or commodities exchange or registered securities association, or registered clearing agency.

2. **FOR THE PURPOSE OF ITEM 5 AND SCHEDULE D**

SUCCESSOR - An unregistered entity that assumes or acquires substantially all of the assets and liabilities, and that continues the business of, a registered predecessor broker-dealer, who ceases its broker-dealer activities. [See Securities Exchange Act Release No. 31661 (December 28, 1992), 58 FR 7 (January 4, 1993)]

3. **FOR THE PURPOSE OF ITEM 11 AND THE CORRESPONDING DISCLOSURE REPORTING PAGES (DRPs)**

CONTROL AFFILIATE – A *person* named in Items 1A, 9 or in Schedules A, B or C as a *control* person or any other individual or organization that directly or indirectly controls, is under common control with, or is controlled by, the *applicant*, including any current employee except one performing only clerical, administrative, support or similar functions, or who, regardless of title, performs no executive duties or has no senior policy making authority.

INVESTMENT OR INVESTMENT-RELATED – Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to, acting as or being associated with a broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, or savings association).

INVOLVED – Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.

FOREIGN FINANCIAL REGULATORY AUTHORITY – Includes (1) a foreign securities authority; (2) other governmental body or foreign equivalent of a *self-regulatory organization* empowered by a foreign government to administer or enforce its laws relating to the regulation of *investment* or *investment-related* activities; and (3) a foreign membership organization, a function of which is to regulate the participation of its members in the activities listed above.

PROCEEDING – Includes a formal administrative or civil action initiated by a governmental agency, *self-regulatory organization* or a *foreign financial regulatory authority*; a *felony* criminal indictment or information (or equivalent formal charge); or a *misdemeanor* criminal information (or equivalent formal charge). Does not include other civil litigation, investigations, or arrests or similar charges effected in the absence of a formal criminal indictment or information (or equivalent formal charge).

CHARGED – Being accused of a crime in a formal complaint, information, or indictment (or equivalent formal charge).

ORDER – A written directive issued pursuant to statutory authority and procedures, including orders of denial, suspension, or revocation; does not include special stipulations, undertakings or agreements relating to payments, limitations on activity or other restrictions unless they are included in an *order*.

FELONY – For *jurisdictions* that do not differentiate between a *felony* and a *misdemeanor*, a *felony* is an offense punishable by a sentence of at least one year imprisonment and/or a fine of at least $1,000. The term also includes a general court martial.

MISDEMEANOR – For *jurisdictions* that do not differentiate between a *felony* and a *misdemeanor*, a *misdemeanor* is an offense punishable by a sentence of less than one year imprisonment and/or a fine of less than $1,000. The term also includes a special court martial.

FOUND – Includes adverse final actions, including consent decrees in which the respondent has neither admitted nor denied the findings, but does not include agreements, deficiency letters, examination reports, memoranda of understanding, letters of caution, admonishments, and similar informal resolutions of matters.

MINOR RULE VIOLATION – A violation of a *self-regulatory organization* rule that has been designated as "minor" pursuant to a plan approved by the U.S. Securities and Exchange Commission. A rule violation may be designated as "minor" under a plan if the sanction imposed consists of a fine of $2,500 or less, and if the sanctioned person does not contest the fine. (Check with the appropriate *self-regulatory organization* to determine if a particular rule violation has been designated as "minor" for these purposes).

ENJOINED – Includes being subject to a mandatory injunction, prohibitory injunction, preliminary injunction, or a temporary restraining order.

FORM BD
PAGE 1
(Execution Page)

UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION

Date:________________ SEC File No: 8- ______________ Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☐ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

   A. Full name of *applicant* (if sole proprietor, state last, first and middle name):

   ____

   B. IRS Empl. Ident. No.:

   ____

   C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

   ____

   (2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

   D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
   *Please check above.*____

   E. Firm main address: (Do not use a P.O. Box)

   ____
   (Number and Street) (City) (State/Country) (Zip+4/Postal Code)

   Branch offices or other business locations must be reported on Schedule E.

   F. Mailing address, if different:

   ____

   G. Business Telephone Number:

   ________ ____________________
   (Area Code) (Telephone Number)

   H. Contact Employee:

   ______________________________ ________ ______________
   (Name and Title) (Area Code) (Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly swom, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant.* The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

________________ ______________________________
Date (MM/DD/YYYY) Name of Applicant

By: ______________________ ______________________
Signature Print Name and Title

Subscribed and sworn before me this ________ day of ________________, ________ by ____________________
Year Notary Public

My Commision expires ________________ County of ________________ State of ________________

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

FORM BD
PAGE 2

Applicant Name: ______________________

Date: __________ Firm CRD No.: __________

OFFICIAL USE | OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

	YES	NO
A. Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	☐	☐
B. Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	☐
C. Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934?	☐	☐
Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.		
D. Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	☐

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☐ FINRA ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER *(specify)* ______

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
☐ California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant.*

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ______________
☐ Partnership ☐ Limited Liability Company

B. Month *applicant's* fiscal year ends: __________

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: ______________ Date of formation: ______________ (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: _ _ _ - _ _ _ - _ _ _ _

____
(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

	YES	NO
5. Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	☐
6. Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	☐
7. Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	☐

Applicant Name:____________________
Date:__________ Firm CRD No.: __________

OFFICIAL USE | OFFICIAL USE ONLY

	YES	NO
8. Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☐
B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☐
C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☐
For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9. Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☐
B. wholly or partially finance the business of applicant?	☐	☐
Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10. A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☐	☐
If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☐
If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11. Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE		
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☐
(2) been *charged* with any *felony*?	☐	☐
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☐
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☐
REGULATORY ACTION DISCLOSURE		
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☐
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☐
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☐
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☐

Applicant Name: ____________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

		YES	NO
D.	Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
	(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☐
	(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☐
	(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
	(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☐
	(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☐
E.	Has any *self-regulatory organization or* commodities exchange ever:		
	(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☐
	(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☐
	(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☐
	(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☐
F.	Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☐
G.	Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☐

CIVIL JUDICIAL DISCLOSURE

		YES	NO
H.	(1) Has any domestic or foreign court:		
	(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☐
	(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☐
	(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☐
	(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☐

FINANCIAL DISCLOSURE

		YES	NO
I.	In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
	(1) has been the subject of a bankruptcy petition?	☐	☐
	(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☐
J.	Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☐
K.	Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☐

FORM BD PAGE 5	*Applicant* Name: ______ Date: ______ Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant.* Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A.	Exchange member engaged in exchange commission business other than floor activities	☐ EMC
B.	Exchange member engaged in floor activities	☐ EMF
C.	Broker or dealer making inter-dealer markets in corporate securities over-the-counter	☐ IDM
D.	Broker or dealer retailing corporate equity securities over-the-counter	☐ BDR
E.	Broker or dealer selling corporate debt securities	☐ BDD
F.	Underwriter or selling group participant (corporate securities other than mutual funds)	☐ USG
G.	Mutual fund underwriter or sponsor	☐ MFU
H.	Mutual fund retailer	☐ MFR
I.	1. U.S. government securities dealer	☐ GSD
	2. U.S. government securities broker	☐ GSB
J.	Municipal securities dealer	☐ MSD
K.	Municipal securities broker.	☐ MSB
L.	Broker or dealer selling variable life insurance or annuities	☐ VLA
M.	Solicitor of time deposits in a financial institution	☐ SSL
N.	Real estate syndicator.	☐ RES
O.	Broker or dealer selling oil and gas interests	☐ OGI
P.	Put and call broker or dealer or option writer	☐ PCB
Q.	Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds)	☐ BIA
R.	Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals)	☐ NPB
S.	Investment advisory services	☐ IAD
T.	1. Broker or dealer selling tax shelters or limited partnerships in primary distributions	☐ TAP
	2. Broker or dealer selling tax shelters or limited partnerships in the secondary market	☐ TAS
U.	Non-exchange member arranging for transactions in listed securities by exchange member	☐ NEX
V.	Trading securities for own account	☐ TRA
W.	Private placements of securities	☐ PLA
X.	Broker or dealer selling interests in mortgages or other receivables	☐ MRI
Y.	Broker or dealer involved in a networking, kiosk or similar arrangement with a:	
	1. bank, savings bank or association, or credit union	☐ BNA
	2. insurance company or agency	☐ INA
Z.	Other *(give details on Schedule D, Page 1, Section II)*	☐ OTH

		YES	NO
13. A.	Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☐
B.	Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☐

Schedule A of FORM BD

DIRECT OWNERS AND EXECUTIVE OFFICERS

(Answer for Form BD Item 3)

Applicant Name: ____________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE

1. Use Schedule A only in new applications to provide information on the **direct** owners and executive officers of the *applicant*. Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;

   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant*. For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and

   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.

   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ☐ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are:
   NA - less than 5%
   A - 5% but less than 10%
   B - 10% but less than 25%
   C - 25% but less than 50%
   D - 50% but less than 75%
   E - 75% or more

7. (a) In the "*Control Person*" column, enter "Yes" if *person* has "*control*" as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
			MM	YYYY			PR		

Schedule B of FORM BD **INDIRECT OWNERS** (Answer for Form BD Item 3)	*Applicant* Name:____________ Date:________ Firm CRD No.: ________	**OFFICIAL USE**

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant*. Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD
AMENDMENTS TO SCHEDULES A & B
(Amendments to answers for Form BD Item 3)

Applicant Name: ______________________________

Date: ______________ Firm CRD No.: ____________

OFFICIAL USE

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).

2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:
   - NA - less than 5%
   - A - 5% but less than 10%
   - B - 10% but less than 25%
   - C - 25% but less than 50%
   - D - 50% but less than 75%
   - E - 75% or more
   - F - Other General Partners

4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD **Page 1**	*Applicant* Name:____________ Date:__________ Firm CRD No.: __________	**OFFICIAL USE**	OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ☐ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I *Other Business Names*

(Check if applicable) ☐ Item 1C(2)
List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II *Other Business*

(Check one) ☐ Item 12Z ☐ Item 13B
Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III *Successions*

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV *Introducing and Clearing Arrangements / Control Persons / Financings*

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD

Page 2

Applicant Name: ______________________

Date: ______________ Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1

Partnership, Corporation, or Organization Name | CRD Number (if any)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)* | Effective Date MM DD YYYY / / | Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No | If Yes, provide country of domicile or incorporation: | Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶ Securities Activities: ☐ Yes ☐ No | Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

2

Partnership, Corporation, or Organization Name | CRD Number (if any)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)* | Effective Date MM DD YYYY / / | Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No | If Yes, provide country of domicile or incorporation: | Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶ Securities Activities: ☐ Yes ☐ No | Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3

Partnership, Corporation, or Organization Name | CRD Number (if any)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)* | Effective Date MM DD YYYY / / | Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No | If Yes, provide country of domicile or incorporation: | Check "Yes" or "No" for activities of this partnership, corporation, or organization: ▶ Securities Activities: ☐ Yes ☐ No | Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control relationship*. Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD **Page 3**	*Applicant* Name: ______ Date: ______ Firm CRD No.: ______	**OFFICIAL USE**	OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name		CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / /	
		Termination Date MM DD YYYY / /	
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation	
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.		

2	Financial Institution Name		CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / /	
		Termination Date MM DD YYYY / /	
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation	
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.		

3	Financial Institution Name		CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / /	
		Termination Date MM DD YYYY / /	
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation	
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.		

4	Financial Institution Name		CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / /	
		Termination Date MM DD YYYY / /	
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation	
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.		

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

Schedule E of FORM BD

Applicant Name: ______________________

Date: ____________ Firm CRD No.: ____________

OFFICIAL USE

INSTRUCTIONS

General: Use this schedule to register or report branch offices or other business locations of the *applicant*. Repeat Items 1-12 for each branch office or other business location. Each item must be completed unless otherwise noted. Use additional copies of this schedule as necessary. If this branch office or other business location is using a name in connection with securities activities other than the *applicant's* name, such name must be reported under Item 1C(2) on Page 1 of this Form.

Specific:

Item 1. Specify only one box. Check "Add" when a branch office or other business location is opened and the *applicant* is filing the initial notice, "Delete" when a branch office or other business location is closed, and "Amendment" to indicate any other change to previously filed information.

Item 2. CRD will assign this branch number when the *applicant* adds a branch office or other business location as discussed in Item 1 above. If known, complete this item for all deletions and amendments.

Item 3. The Billing Code is an alpha/numeric value consisting of up to eight characters. It is the responsibility of the firm to establish and maintain its own unique billing codes. This is not a required field.

Item 4. Complete this item for all entries. A physical location must be included; post office box designations alone are not sufficient.

Item 5. Complete this item only when the *applicant* changes the address of an existing branch office or other business location.

Item 6. If the branch office or other business location occupies or shares space on premises within a bank, savings bank or association, credit union, or other financial institution, enter the name of the institution in the space provided.

Item 7. Complete this item for all entries. Enter the name of the supervisor or registered representative in charge who is physically at this location.

Item 8. Provide the CRD number for the branch office supervisor named in Item 7.

Item 9. Complete this item for all entries. Provide the date that the branch office or other business location was opened (ADD), closed (DELETE), or the effective date of the change (AMENDMENT).

Item 10. Check "Yes" or "No" to denote whether the location will be an Office of Supervisory Jurisdiction (OSJ) as defined in FINRA rules.

Item 11. Check "Yes" or "No" to denote whether the location is a business location that will operate pursuant to a written agreement or contract (other than an insurance agency agreement) with the main office and any one or more of the following will apply: the location (A) assumes liability for its own expenses or has its expenses paid by a party other than the *applicant;* (B) has primary responsibility for decisions relating to the employment and remuneration of its registered representatives; (C) deems 5% or more of its total registered representatives to be "independent contractors" for tax purposes; or (D) engages in separate market making and/or underwriting activities.

Item 12. Check the appropriate box(es) if the branch or other business location is registering with FINRA or registering or reporting with a *jurisdiction*.

1. *Check only one box:* ☐ Add ☐ Delete ☐ Amendment
2. CRD Branch Number ______________
3. Billing Code ______________
4. ______________ Street
   ______________ P.O. Box (if applicable), Suite, Floor
   ______________ City, State/Country, Zip Code + 4/Postal Code

If applicant is changing the address, enter the new address in Item 5.

5. ______________ Street
   ______________ P.O. Box (if applicable), Suite, Floor
   ______________ City, State/Country, Zip Code + 4/Postal Code
6. ______________ Institution Name (if applicable)
7. ______________ Supervisor Name
8. ______________ CRD Number of Supervisor
9. ______________ Effective Date (MM/DD/YYYY)
10. OSJ ☐ Yes ☐ No
11. ☐ Yes ☐ No
    If Yes, indicate each Item 11 subset that applies:
    ☐ A ☐ B ☐ C ☐ D
12. ☐ FINRA ☐ *Jurisdiction*

1. *Check only one box:* ☐ Add ☐ Delete ☐ Amendment
2. CRD Branch Number ______________
3. Billing Code ______________
4. ______________ Street
   ______________ P.O. Box (if applicable), Suite, Floor
   ______________ City, State/Country, Zip Code + 4/Postal Code

If applicant is changing the address, enter the new address in Item 5.

5. ______________ Street
   ______________ P.O. Box (if applicable), Suite, Floor
   ______________ City, State/Country, Zip Code + 4/Postal Code
6. ______________ Institution Name (if applicable)
7. ______________ Supervisor Name
8. ______________ CRD Number of Supervisor
9. ______________ Effective Date (MM/DD/YYYY)
10. OSJ ☐ Yes ☐ No
11. ☐ Yes ☐ No
    If Yes, indicate each Item 11 subset that applies:
    ☐ A ☐ B ☐ C ☐ D
12. ☐ FINRA ☐ *Jurisdiction*

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?

☐ (2) been *charged* with any *felony*?

11B In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, Indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority:*
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
☐ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ☐ State ☐ *SRO* ☐ Foreign
   (Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

   ____

2. Principal Sanction: (check appropriate item)

   ☐ Civil and Administrative Penalty(ies)/Fine(s)
   ☐ Bar
   ☐ Cease and Desist
   ☐ Censure
   ☐ Denial
   ☐ Disgorgement
   ☐ Expulsion
   ☐ Injunction
   ☐ Prohibition
   ☐ Reprimand
   ☐ Restitution
   ☐ Revocation
   ☐ Suspension
   ☐ Undertaking
   ☐ Other ______________

   Other Sanctions:

   ____
   ____
   ____

3. Date Initiated (MM/DD/YYYY): ____________ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____

4. Docket/Case Number:

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

   ☐ Annuity(ies) - Fixed
   ☐ Annuity(ies) - Variable
   ☐ CD(s)
   ☐ Commodity Option(s)
   ☐ Debt - Asset Backed
   ☐ Debt - Corporate
   ☐ Debt - Government
   ☐ Debt - Municipal
   ☐ Derivative(s)
   ☐ Direct Investment(s) - DPP & LP Interest(s)
   ☐ Equity - OTC
   ☐ Equity Listed (Common & Preferred Stock)
   ☐ Futures - Commodity
   ☐ Futures - Financial
   ☐ Index Option(s)
   ☐ Insurance
   ☐ Investment Contract(s)
   ☐ Money Market Fund(s)
   ☐ Mutual Fund(s)
   ☐ No Product
   ☐ Options
   ☐ Penny Stock(s)
   ☐ Unit Investment Trust(s)
   ☐ Other ______________

   Other Product Types:

   ____
   ____

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

   ____
   ____
   ____
   ____
   ____

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final
9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

   ____

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

☐ Acceptance, Waiver & Consent (AWC)
☐ Consent
☐ Decision
☐ Decision & Order of Offer of Settlement
☐ Dismissed
☐ Order
☐ Settled
☐ Stipulation and Consent
☐ Vacated

11. Resolution Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

☐ Monetary/Fine Amount: $ ______
☐ Revocation/Expulsion/Denial
☐ Disgorgement/Restitution
☐ Censure
☐ Cease and Desist/Injunction
☐ Bar
☐ Suspension

B. Other Sanctions Ordered:

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

- ☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investmenf-related* activity?
- ☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?
- ☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding.* An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding.* Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ☐ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other ____________

Other Relief Sought:

____

____

3. Filing Date of Court Action (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ____________________

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County <u>and</u> State or Country, Docket/Case Number):

____

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

[ ]

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

____

____

____

____

____

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

____

10. If pending, date notice/process was served (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled

☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine Amount $ ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

______

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

______

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

______

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses *to* ***Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affilliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other __________

2. Action Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: __________

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

   Was the Organization *investment-related*? ☐ Yes ☐ **No**

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

5. Is action currently pending? ☐ Yes ☐ **No**

6. If not pending, provide Disposition Type: (check appropriate item)

   ☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released

   ☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ____________

7. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____________

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

   Currently Open? ☐ Yes ☐ No

   Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ____________

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:

11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding.* Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County <u>and</u> State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):

OMB APPROVAL	
OMB Number:	3235-0018
Expires:	August 31, 2014
Estimated average burden	
hours per response............	0.25

Form BDW

Uniform Request for Broker-Dealer Withdrawal

SEC 122(04-07)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM BDW INSTRUCTIONS

A. **GENERAL INSTRUCTIONS**

1. Broker-Dealers must file Form BDW to withdraw their registration from the Securities and Exchange Commission ("SEC"), Self-Regulatory Organizations ("SROs"), and appropriate *jurisdictions.* These instructions apply to filing Form BDW electronically with the Central Registration Depository ("CRD"). Some *jurisdictions* may require a separate paper filing of Form BDW and/or additional filing requirements. Thus, the applicant should contact the appropriate *jurisdictions(s)* for specific filing requirements.
2. All questions must be answered and all fields requiring a response must be complete before the filing is accepted. If filing Form BDW on paper, enter "None" or "N/A" where appropriate.
3. File Form BDW with the CRD, operated by the NASD. Prior to filing Form BDW, amend Form BD to update any incomplete or inaccurate information.
4. A paper copy of this Form BDW (or a reproduction of this form printed off the CRD), the original manual signature(s), must be retained by the broker-dealer filing the Form BDW and be made available for inspection upon a regulatory request. A paper copy of the initial Form BD filing and amendments to Disclosure Reporting Pages (DRPs BD) also must be retained by the broker-dealer filing the Form BDW.

B. **FULL WITHDRAWAL** (terminates registration with the SEC, all SROs, and all *jurisdictions*):

1. Complete all items except Item 3.
2. If Item 5 is answered "yes," file with the CRD a paper copy of FOCUS Report Part II (or Part IIA for non-carrying or non-clearing firms) "Statement of Financial Condition" and "Computation of Net Capital" sections. For firms that do not file FOCUS Reports, file a statement of financial condition giving the type and amount of the firm's assets and liabilities and net worth. This information must reflect the finances of the firm no earlier than 10 days before this Form BDW is filed.

C. **PARTIAL WITHDRAWAL** (terminates registration with specific *jurisdictions* and SROs, but does not terminate registration with the SEC and at least one SRO and *jurisdiction*):

1. Complete all items.
2. Check with *jurisdiction(s)* where registered for additional filing requirements.

The CRD mailing address for questions and correspondence is:

NASAA/NASD Central Registration Depository
P. O. Box 9495
Gaithersburg, MD 20898-9495

EXPLANATION OF TERMS

(The following terms are italicized throughout this form.)

The term **JURISDICTION** means a state, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or any subdivision or regulatory body thereof.

The term **INVESTIGATION** includes: (a) grand jury investigations, (b) U.S. Securities and Exchange Commission investigations after the "Wells" notice has been given, (c) NASD Regulation, Inc. investigations after the "Wells" notice has been given or after a person associated with a member, as defined in The NASD By-Laws, has been advised by the staff that it intends to recommend formal disciplinary action or, (d) formal investigations by other SROs or, (e) actions or procedures designated as *investigations* by *jurisdictions.* The term *investigation* does not include subpoenas, preliminary or routine regulatory inquiries or requests for information, deficiency letters, "blue sheet" requests or other trading questionnaires, or examinations.

The term **INVESTMENT-RELATED** pertains to securities, commodities, banking, insurance or real estate (including, but not limited to, acting as or being associated with a broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, or savings association).

Federal Information Law and Requirements – SEC's Collection of Information:

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 15, 15C, 17(a) and 23(a) of the Securities Exchange Act of 1934 authorize the Commission to collect the information on this form from registrants. See 15 U.S.C. §§ 78o, 78o-5, 78q, and 78w. Filing of this Form is mandatory. The principal purpose of this Form is to permit the Commission to determine whether it is in the public interest to permit a broker-dealer to withdraw its registration. The Form also is used by broker-dealers to advise certain self-regulatory organizations and all of the states that they want to withdraw from registration. The Commission and the National Association of Securities Dealers, Inc. maintain files of the information on this Form and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the application facing page of this Form, and any suggestions for clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

FORM BDW

UNIFORM REQUEST FOR WITHDRAWAL FROM BROKER-DEALER REGISTRATION

OFFICIAL USE

WARNING: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE CRIMINAL VIOLATIONS.

1. A. FULL NAME OF BROKER-DEALER (if sole proprietor, state last, first and middle name):
   B. IRS Emp. Ident. No.:
   C. NAME UNDER WHICH BUSINESS IS CONDUCTED, IF DIFFERENT:
   D. FIRM CRD NO.:
   E. SEC FILE NO.:
   F. FIRM MAIN ADDRESS: NUMBER AND STREET CITY STATE/COUNTRY ZIP+4/POSTAL CODE
   G. MAILING ADDRESS, IF DIFFERENT: NUMBER AND STREET CITY
   H. AREA CODE / TELEPHONE NO.:

2. Check One: ☐ Full Withdrawal (skip item 3) ☐ Partial Withdrawal (Check box(es) where withdrawing in Item 3.)

3. **SEC** ☐ SECURITIES AND EXCHANGE COMMISSION (check only if intending to conduct an intrastate business)

   SRO ☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☐ NASD ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER (*specify*) ____________

   JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Ilinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
☐ California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

4. Date firm ceased business or withdrew registration request (for partial withdrawals, give the date ceased business in the *jurisdictions* checked in item 3): MM / DD / YYYY

5. Does the broker-dealer owe any money or securities to any customer or broker-dealer? YES ☐ NO ☐

   If partial withdrawal, indicate jurisdiction(s) from which you are withdrawing where you owe funds or securities to customers in such jurisdiction(s): ☐, ☐, ☐.

   If full withdrawal, complete A-D below.
   A. Number of customers owed funds or securities: ☐
   B. Amount of money owed to: customers $ ____ broker-dealers $ ____
   C. Market value of securities owed to: customers $ ____ broker-dealers $ ____
   D. Describe arrangements made for payment:

   ____

   If this is a full withdrawal and Item 5 is answered "yes," file with the CRD a FOCUS Report Part II (or Part IIA for non-carrying or non-clearing firms) "Statement of Financial Condition" and "Computation of Net Capital" sections. For firms that do not file FOCUS Reports, file a statement of financial condition giving the type and amount of the firm's assets and liabilities and net worth. The FOCUS Report and the statement of financial condition must reflect the finances of the firm no earlier than 10 days before this Form BDW is filed.

6. Is the broker-dealer now the subject of or named in any *investment-related*:

	YES	NO
• *investigation*	☐	☐
• consumer-initiated complaint	☐	☐
• private civil litigation	☐	☐

   NOTE: Update any incomplete or inaccurate information contained in item 11 of Form BD.

7. NAME AND ADDRESS OF THE PERSON WHO WILL HAVE CUSTODY OF BOOKS AND RECORDS:
   AREA CODE / TELEPHONE NO.:
   ADDRESS WHERE BOOKS AND RECORDS WILL BE LOCATED, IF DIFFERENT: NUMBER AND STREET CITY STATE/COUNTRY ZIP+4/POSTAL CODE

8. **EXECUTION:** The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, the broker-dealer, and that all information herein, including any attachments hereto, is accurate, complete, and current. The undersigned and broker-dealer further certify that all information previously submitted on Form BD is accurate and complete as of this date, and that the broker-dealer's books and records will be preserved and available for inspection as required by law.

______________________ Date (MM/DD/YYYY) ______________________ Name

By: ______________________ Signature ______________________ Print Name and Title

Subscribed and sworn before me this ________ day of ______________, ________ Year by ______________ Notary Public

My Commission expires ______________ County of ______________ State of ______________


CBOE
CHICAGO BOARD OPTIONS EXCHANGE

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

ORDER SERVICE FIRM LETTER OF GUARANTEE

This agreement is made between ______________________________ (Order Service Firm)

and ______________________ (Clearing Trading Permit Holder) as of ____________ (date).

WHEREAS, Order Service Firm is a TPH organization of the Chicago Board Options Exchange (Exchange) and is registered with the Exchange for the purpose of taking orders for the purchase and sale of securities or commodity futures contracts (and options thereon) from other Exchange Trading Permit Holders on the floor of the CBOE; and

WHEREAS, Clearing Trading Permit Holder is a clearing member of The Options Clearing Corporation,

NOW, THEREFORE, in consideration of the premises and agreements hereinafter set forth, the parties agree for their own benefit and for the benefit of the Exchange and its Trading Permit Holders as follows:

1. Clearing Trading Permit Holder accepts financial responsibility for all orders handled by the Order Service Firm on the floor of the Exchange and for all financial obligations of the Order Service Firm to the Exchange.

2. This guarantee shall remain in full force and effect until a written notice of revocation has been filed with the Registration Services Department. If such written notice is not filed with the Registration Services Department at least one hour prior to the opening of trading on a particular trading day, such revocation shall not become effective until the close of trading on such day. Upon the request of the Clearing Trading Permit Holder that files the written notice of revocation, the Exchange shall post notice of the revocation. Revocation of this guarantee shall not relieve Clearing Trading Permit Holder of responsibility for the liabilities guaranteed prior to the effective day of such revocation.

Name of Authorized Signatory of Order Service Firm ______________________________

____
(Signature of Authorized Signatory of Order Service Firm)

Title ______________________________ Date ______________

Name of Authorized Signatory of Clearing Trading Permit Holder______________________

____
(Signature of Authorized Signatory of Clearing Trading Permit Holder)

Title ______________________________ Date ______________


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 South LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

MARKET-MAKER LETTER OF GUARANTEE/ FLOOR BROKER LETTER OF CLEARING AUTHORIZATION

Name of Individual Trading Permit Holder (if applicable): ______________________________

______________________________ ______________
Name of TPH Organization Acronym

MARKET-MAKER LETTER OF GUARANTEE

☐ Market-Maker ☐ LMM ☐ DPM

In connection with the qualification of the above named Trading Permit Holder/TPH organization as a Market-Maker/LMM/DPM on the CBOE and pursuant to CBOE Rule 3.28, the undersigned Clearing Trading Permit Holder hereby guarantees and accepts financial responsibility for all transactions on CBOE made by, or resulting from any orders, bids, offers, and other messages from the above named Trading Permit Holder/TPH organization when acting as a Market-Maker/LMM/DPM on CBOE.

☐ FLOOR BROKER LETTER OF CLEARING AUTHORIZATION

In connection with the qualification of the above named Trading Permit Holder as a Floor Broker on the CBOE and pursuant to CBOE Rule 6.72, the undersigned Clearing Trading Permit Holder accepts financial responsibility for all Exchange transactions made by the above named Trading Permit Holder.

Clearing Trading Permit Holder ______________________________ ______________
OCC #

Clearing Trading Permit Holder Representative (print) ______________________________

Clearing Trading Permit Holder Representative (signature) ______________________________

Clearing Trading Permit Holder Representative Title ______________________________ ______________
Date


CBOE
CHICAGO BOARD OPTIONS EXCHANGE

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

NOMINEE AUTHORIZATION, GUARANTEE, AND CERTIFICATION

Name of Individual ____________________ Acronym ____________

Name of TPH Organization ____________________

Description of the Functions and Responsibilities to Be Performed by Individual for TPH Organization:____________

____

Approximate Average Number of Hours Per Week During Which Individual Will Be Performing Functions and Responsibilities for TPH Organization ____________

Pursuant to CBOE Rule 3.8 (b), TPH organization (i) authorizes Individual to represent TPH organization with respect to all matters relating to the Exchange; (ii) agrees to be responsible for all obligations arising out of Individual's representation of TPH organization in all matters relating to the Exchange; and (iii) agrees to guarantee payment of all monetary disciplinary sanctions assessed against Individual with respect to activity that takes place while Individual is a Nominee of a TPH organization.

CBOE Rule 3.8 (c)(i) provides that every nominee of a TPH organization must be materially involved in the daily operation of the Exchange business activities of the TPH organization for which the person is a nominee.

TPH organization hereby certifies to the Exchange that Individual will be materially involved in the daily operation of the Exchange business activities of the above-referenced TPH organization.

In the event that Individual acts as an independent Market-Maker and/or an independent Floor Broker pursuant to CBOE Rule 3.8(d), TPH organization agrees pursuant to CBOE Rule 3.8(d)(B) to guarantee all obligations arising out of Individual's activities as an independent Market-Maker and/or an independent Floor Broker.

TPH organization acknowledges that the TPH organization's responsibility for obligations arising out of Individual's activities as provided in the above paragraphs shall include responsibility for all obligations to the Exchange and all obligations to other Exchange Trading Permit Holders resulting from Exchange transactions or transactions in other securities made by Individual.

This authorization, guarantee and certification shall only apply with respect to time periods during which Individual is effective in the status of a Nominee of the TPH organization.

Name of Authorized Signatory of TPH Organization ____________________

____
(Signature of Authorized Signatory of TPH Organization)

____________________ ____________
Title Date



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

FINANCIAL STATEMENT

I Debts To Exchanges Or Exchange Participants (verbal and written)

Do you owe any monies to Chicago Board Options Exchange (CBOE), another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue (including, but not limited to, any overdue fees, charges, dues, assessments, fines, or other amounts)?..Yes ☐ No ☐

To Whom ______________________________ $ ____________

Have satisfactory arrangements been made to repay this debt?..Yes ☐ No ☐

Describe ______________________________ $ ____________

Do you owe any monies to any Trading Permit Holder of CBOE or to a participant of another national securities exchange/association, national futures association, or a commodities exchange?..Yes ☐ No ☐

To Whom ______________________________ $ ____________

Have satisfactory arrangements been made to repay this debt?..Yes ☐ No ☐

Describe ______________________________ $ ____________

II Financing Arrangements

CBOE Rule 8.10 governs the financing of market makers by non-broker-dealers. Each market maker who makes an arrangement with an non-broker-dealer to finance the market maker's transactions as a market maker is required by Rule 8.10 to identify to the CBOE Department of Member Firm Regulation: (i) the sources(s) of any such financing; (ii) the terms of any such financing; and (iii) the termination of, or any changes to, any such financing arrangement. The form to report any such financing arrangements is available from the Department of Member Firm Regulation (312-786-7937).

If you are a market maker or are applying to be approved as a market maker:

Have you received any financing from, or made any financing arrangements with, any non-broker-dealer to finance your transactions as a market maker?..Yes ☐ No ☐

Describe ______________________________

If the answer to the foregoing question is "yes", have you filed with the Department of Member Firm Regulation a completed form to report this financing along with a copy of the loan agreement?...Yes ☐ No ☐

Securities and Exchange Commission (SEC) Rule15c3-1d governs the financing of a CBOE Trading Permit Holder broker-dealer by another broker-dealer. Any CBOE broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with and approved by the Department of Member Firm Regulation. Subordinated Loan Agreement forms are available from the Department of Member Firm Regulation (312-786-7937).

If you are a broker-dealer:

Have you borrowed funds from any broker-dealer that are to be used for trading or other business purposes?
....Yes ☐ No ☐

Describe ______________________________

If the answer to the foregoing question is "Yes", have you filed a subordinated loan agreement with the Department of Member Firm Regulation with respect to this loan and obtained approval of the loan from that Department?.............................Yes ☐ No ☐

III Net Worth (Nominee only)

Total Assets $ ____________

Less Total Liabilities $ ____________

Equals Net Worth $ ____________

(Applicants operating as Broker-Dealers must complete the financial statement on page two or provide a current financial statement)

I hereby state that I have read and understand the contents of this financial statement and attest that such statement represents a true reflection of my financial condition as of the date of this submission. **Please note that it may be considered a violation of Exchange Rule 4.6 for an applicant for any type of Trading Permit to make a misstatement on any documents submitted to the Chicago Board Options Exchange.**

Name ______________________________

Signature ______________________________ Date ____________

FINANCIAL STATEMENT

(Applicants Operating as Broker-Dealers must complete this or provide a current Financial Statement)

I. ASSETS

LIQUID ASSETS

Cash and checking accounts $__________

#____________________

Savings accounts $__________

#____________________

Money market funds $__________

Certificates of deposit $__________

Other (identify) $__________

(____________________)

TOTAL LIQUID ASSETS $__________

MARKETABLE INVESTMENTS

Investments held in your name $__________

Government securities $__________

Brokerage accounts

#________________ $__________

#________________ $__________

#________________ $__________

Commodity accounts

#________________ $__________

Exchange memberships $__________

Other (identify) $__________

(____________________)

TOTAL MARKETABLE INVESTMENTS $__________

NON-MARKETABLE INVESTMENTS

Accounts and notes receivable $__________

Business and partnership interests $__________

Other (identify) $__________

(____________________)

TOTAL NON-MARKETABLE INVESTMENTS $__________

REAL ESTATE $__________

TOTAL ASSETS $__________

II. LIABILITIES

CURRENT LIABILITIES

Accounts and other bills payable $__________

Notes payable-bank (secured) $__________

Notes payable-bank (unsecured) $__________

Notes payable-other $__________

Tax liabilities $__________

TOTAL CURRENT LIABILITIES $__________

LONG TERM LIABILITIES

Mortgage note-personal residence $__________

Mortgage note-other property $__________

Notes payable-bank (secured) $__________

Notes payable-bank (unsecured) $__________

Margin account loans $__________

#____________________

Other (identify) $__________

(____________________)

TOTAL LONG TERM LIABILITIES $__________

TOTAL LIABILITIES $__________

NET WORTH $__________
(assets minus liabilities)

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

1. GENERAL INFORMATION

FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:
FIRM CRD #:	*FIRM* NAME:		EMPLOYMENT DATE(MM/DD/YYYY):
FIRM Billing Code:	*INDIVIDUAL CRD #*:		INDIVIDUAL SSN:

Do you have an independent contractor relationship with the above named *firm*?: O Yes O No

Office of Employment Address:

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:			STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:			POSTAL CODE:	

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:		STATE:		
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:		POSTAL CODE:		

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:		CITY:		STATE:		
OFFICE OF EMPLOYMENT ADDRESS STREET 2:		COUNTRY:		POSTAL CODE:		

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

2. FINGERPRINT INFORMATION

Electronic Filing Representation

O By selecting this option, I represent that I am submitting, have submitted, or promptly will submit to the appropriate *SRO* a fingerprint card as required under applicable *SRO* rules; or

Fingerprint card barcode ______________________________

O By selecting this option, I represent that I have been employed continuously by the *filing firm* since the last submission of a fingerprint card to CRD and am not required to resubmit a fingerprint card at this time; or,

O By selecting this option, I represent that I have been employed continuously by the *filing firm* and my fingerprints have been processed by an *SRO* other than FINRA. I am submitting, have submitted, or promptly will submit the processed results for posting to CRD.

Exceptions to the Fingerprint Requirement

O By selecting one or more of the following two options, I affirm that I am exempt from the federal fingerprint requirement because I/*filing firm* currently satisfy(ies) the requirements of at least one of the permissive exemptions indicated below pursuant to Rule 17f-2 under the Securities Exchange Act of 1934, including any notice or application requirements specified therein:

☐ Rule 17f-2(a)(1)(i)

☐ Rule 17f-2(a)(1)(iii)

Investment Adviser Representative Only Applicants

O I affirm that I am applying only as an investment adviser representative and that I am not also applying or have not also applied with this *firm* to become a broker-dealer representative. If this radio button/box is selected, continue below.

- O I am applying for registration only in *jurisdictions* that do not have fingerprint card filing requirements, or
- O I am applying for registration in *jurisdictions* that have fingerprint card filing requirements and I am submitting, have submitted, or promptly will submit the appropriate fingerprint card directly to the *jurisdictions* for processing pursuant to applicable *jurisdiction* rules.

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

3. REGISTRATION WITH UNAFFILIATED FIRMS

Some *jurisdictions* prohibit "dual registration," which occurs when an individual chooses to maintain a concurrent registration as a representative/agent with two or more *firms* (either BD or IA *firms*) that are not *affiliated*. *Jurisdictions* that prohibit dual registration would not, for example, permit a broker-dealer agent working with brokerage *firm* A to maintain a registration with brokerage *firm* B if *firms* A and B are not owned or controlled by a common parent. Before seeking a dual registration status, you should consult the applicable rules or statutes of the *jurisdictions* with which you seek registration for prohibitions on dual registrations or any liability provisions.

Please indicate whether the individual will maintain a "dual registration" status by answering the questions in this section. (Note: An individual should answer 'yes' only if the individual is currently registered and is seeking registration with a *firm* (either BD or IA) that is not *affiliated* with the individual's current employing *firm*. If this is an initial application, an individual must answer 'no' to these questions; a "dual registration" may be initiated only after an initial registration has been established).

Answer "yes" or "no" to the following questions:	Yes	No
A. Will *applicant* maintain registration with a broker-dealer that is not *affiliated* with the *filing firm*? If you answer "yes," list the *firm(s)* in Section 12 (Employment History).	O	O
B. Will *applicant* maintain registration with an investment adviser that is not *affiliated* with the *filing firm*? If you answer "yes," list the *firm(s)* in Section 12 (Employment History).	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

4. SRO REGISTRATIONS

Check appropriate *SRO* Registration requests.
Qualifying examinations will be automatically scheduled if needed. If you are only scheduling or re-scheduling an exam, skip this section and complete Section 7 (EXAMINATION REQUESTS).

REGISTRATION CATEGORY	FINRA	NYSE	NYSE-MKT	BATS-ZX	BATS-YX	BOX	BX	EDGA	EDGX	NSX	ARCA	CBOE	C2	CHX	PHLX	ISE	ISE GEMINI	NQX	MIAX
OP - Registered Options Principal (S4)																			
IR - Investment Company and Variable Contracts Products Rep. (S6)																			
GS - Full Registration/General Securities Representative (S7)																			
TR - Securities Trader (S7)																			
TS - Trading Supervisor (S7)																			
SU - General Securities Sales Supervisor (S9 and S10)																			
BM - Branch Office Manager (S9 and S10)																			
SM - Securities Manager (S10)																			
AR - Assistant Representative/Order Processing (S11)																			
IE - United Kingdom - Limited General Securities Registered Representative (S17)																			
DR - Direct Participation Program Representative (S22)																			
GP - General Securities Principal (S24)																			
IP - Investment Company and Variable Contracts Products Principal (S26)																			
FA - Foreign Associate																			
FN - Financial and Operations Principal (S27)																			
FI - Introducing Broker-Dealer/Financial and Operations Principal (S28)																			
RS - Research Analyst (S86, S87)																			
RP - Research Principal																			
DP - Direct Participation Program Principal (S39)																			
OR - Options Representative (S42)																			
MR - Municipal Securities Representative (S52)																			
MP - Municipal Securities Principal (S53)																			
CS - Corporate Securities Representative (S62)																			
RG - Government Securities Representative (S72)																			
PG - Government Securities Principal (S73)																			
SA - Supervisory Analyst (S16)																			
PR - Limited Representative - Private Securities Offerings (S82)																			
CD - Canada-Limited General Securities Registered Representative (S37)																			
CN - Canada-Limited General Securities Registered Representative (S38)																			
ET - Equity Trader (S55)																			
AM - Allied Member																			
AP - Approved Person																			
LE - Securities Lending Representative																			
LS - Securities Lending Supervisor																			
ME - Member Exchange																			
FE - Floor Employee																			
OF – Officer																			
CO - Compliance Official (S14)																			
CF - Compliance Official Specialist (S14A)																			
PM - Floor Member Conducting Public Business																			
PC - Floor Clerk Conducting Public Business																			
SC - Specialist Clerk (S21)																			
TA - Trading Assistant (S25)																			
FP - Municipal Fund (S51)																			
IF - In-Firm Delivery Proctor																			
MM - Market Maker Authorized Trader-Options (S56)																			
FB - Floor Broker (S56)																			
MB - Market Maker acting as Floor Broker																			
OT - Authorized Trader (S7)																			
MT - Market Maker Authorized Trader-Equities (S7)																			

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

REGISTRATION CATEGORY	**FINRA**	**NYSE**	**NYSE-MKT**	**BATS-ZX**	**BATS-YX**	**BOX**	**BX**	**EDGA**	**EDGX**	**NSX**	**ARCA**	**CBOE**	**C2**	**CHX**	**PHLX**	**ISE**	**ISE GEMINI**	**NQX**	**MIAX**
IB – Investment Banking Representative (S79)																			
OS – Operations Professional (S99)																			
AF - Floor Broker – Options (S56)																			
AO - Market Maker – Options (S56)																			
AC - Floor Clerk-Options																			
CT - Proprietary Trader Compliance Officer (S14)																			
PT - Proprietary Trader (S56)																			
TP - Proprietary Trader Principal (S24)																			
Other __________________ (Paper Form Only)																			

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

5. JURISDICTION REGISTRATIONS

Check appropriate *jurisdiction(s)* for broker-dealer agent (AG) and/or investment adviser representative (RA) registration requests.

JURISDICTION	AG	RA	JURISDICTION	AG	RA	JURISDICTION	AG	RA	JURISDICTION	AG	RA
Alabama	☐	☐	Illinois	☐	☐	Montana	☐	☐	Puerto Rico	☐	☐
Alaska	☐	☐	Indiana	☐	☐	Nebraska	☐	☐	Rhode Island	☐	☐
Arizona	☐	☐	Iowa	☐	☐	Nevada	☐	☐	South Carolina	☐	☐
Arkansas	☐	☐	Kansas	☐	☐	New Hampshire	☐	☐	South Dakota	☐	☐
California	☐	☐	Kentucky	☐	☐	New Jersey	☐	☐	Tennessee	☐	☐
Colorado	☐	☐	Louisiana	☐	☐	New Mexico	☐	☐	Texas	☐	☐
Connecticut	☐	☐	Maine	☐	☐	New York	☐	☐	Utah	☐	☐
Delaware	☐	☐	Maryland	☐	☐	North Carolina	☐	☐	Vermont	☐	☐
District of Columbia	☐	☐	Massachusetts	☐	☐	North Dakota	☐	☐	Virgin Islands	☐	☐
Florida	☐	☐	Michigan	☐	☐	Ohio	☐	☐	Virginia	☐	☐
Georgia	☐	☐	Minnesota	☐	☐	Oklahoma	☐	☐	Washington	☐	☐
Hawaii	☐	☐	Mississippi	☐	☐	Oregon	☐	☐	West Virginia	☐	☐
Idaho	☐	☐	Missouri	☐	☐	Pennsylvania	☐	☐	Wisconsin	☐	☐
									Wyoming	☐	☐

☐ AGENT OF THE ISSUER REGISTRATION (AI) Indicate 2 letter *jurisdiction* code(s):___________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

6. REGISTRATION REQUESTS WITH AFFILIATED FIRMS

Will *applicant* maintain registration with *firm(s)* under common ownership or control with the *filing firm*? O Yes O No
If "yes", fill in the details to indicate a request for registration with additional *firm(s)*.
If the individual seeks registration with *firm(s) affiliated* with the *filing firm*, complete the following to make a request for registration with the additional *affiliated firm(s)* other than the *filing firm*.

AFFILIATED FIRM CRD #:	*AFFILIATED FIRM* NAME:
EMPLOYMENT DATE:	Do you have an independent contractor relationship with the above named *firm*?: O Yes O No

AFFILIATED FIRM BILLING CODE:

Office of Employment Address:

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:			CITY:		STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:			COUNTRY:		POSTAL CODE:	

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:			CITY:		STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:			COUNTRY:		POSTAL CODE:	

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

O Registered O Non-Registered	CRD BRANCH #:	NYSE BRANCH CODE#:	*FIRM* BILLING CODE:	O Located At O Supervised From	START DATE:	END DATE:
OFFICE OF EMPLOYMENT ADDRESS STREET 1:			CITY:		STATE:	
OFFICE OF EMPLOYMENT ADDRESS STREET 2:			COUNTRY:		POSTAL CODE:	

Private Residence Check Box: If the Office of Employment address is a private residence, check this box. ☐

☐ Check here to request the same *SRO* and *jurisdiction* registrations for this *affiliated firm* that are requested on this application for the *filing firm*.

☐ Check here to request different *SRO* and *jurisdiction* registrations than requested on this application for your *filing firm*.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

AFFILIATED FIRM FINGERPRINT INFORMATION

Electronic Filing Representation

O By selecting this option, I represent that I am submitting, have submitted, or promptly will submit to the appropriate *SRO* a fingerprint card as required under applicable *SRO* rules; or

Fingerprint card barcode ______________________________

O By selecting this option, I represent that I have been employed continuously by the *filing firm* since the last submission of a fingerprint card to CRD and am not required to resubmit a fingerprint card at this time; or,

O By selecting this option, I represent that I have been employed continuously by the *filing firm* and my fingerprints have been processed by an *SRO* other than FINRA. I am submitting, have submitted, or promptly will submit the processed results for posting to CRD.

Exceptions to the Fingerprint Requirement

O By selecting one or more of the following two options, I affirm that I am exempt from the federal fingerprint requirement because I/*filing firm* currently satisfy(ies) the requirements of at least one of the permissive exemptions indicated below pursuant to Rule 17f-2 under the Securities Exchange Act of 1934, including any notice or application requirements specified therein:

- ☐ Rule 17f-2(a)(1)(i)
- ☐ Rule 17f-2(a)(1)(iii)

Investment Adviser Representative Only Applicants

O I affirm that I am applying only as an investment adviser representative and that I am not also applying or have not also applied with this *firm* to become a broker-dealer representative. If this radio button/box is selected, continue below.

- O I am applying for registration only in *jurisdictions* that do not have fingerprint card filing requirements, or
- O I am applying for registration in *jurisdictions* that have fingerprint card filing requirements and I am submitting, have submitted, or promptly will submit the appropriate fingerprint card directly to the *jurisdictions* for processing pursuant to applicable *jurisdiction* rules.

7. EXAMINATION REQUESTS

Scheduling or Rescheduling Examinations. Complete this section only if you are scheduling or rescheduling an examination or continuing education session. Do not select the Series 63 (S63) or Series 65 (S65) examinations in this section if you have completed Section 5 (JURISDICTION REGISTRATION) and have selected registration in a *jurisdiction*. If you have completed Section 5 (JURISDICTION REGISTRATION), and requested an AG registration in a *jurisdiction* that requires that you pass the S63 examination, an S63 examination will be automatically scheduled for you upon submission of this Form U4. If you have completed Section 5 (JURISDICTION REGISTRATION), and requested an RA registration in a *jurisdiction* that requires that you pass the S65 examination, an S65 examination will be automatically scheduled for you upon submission of this Form U4.

☐ S3	☐ S11	☐ S26	☐ S38	☐ S52	☐ S66	☐ S101	
☐ S4	☐ S14	☐ S27	☐ S39	☐ S53	☐ S72	☐ S106	
■ S5	☐ S16	☐ S28	☐ S42	☐ S55	☐ S79	☐ S201	
☐ S6	☐ S17	☐ S30	■ S44	☐ S56	☐ S82		
☐ S7	☐ S22	☐ S31	■ S45	☐ S62	☐ S86		
☐ S9	☐ S23	☐ S32	■ S46	☐ S63	☐ S87		
☐ S10	☐ S24	☐ S37	☐ S51	☐ S65	☐ S99		

Other ______________________________ (Paper Form Only)

OPTIONAL: Foreign Exam City ______________________________ Date (MM/DD/YYYY) ______________

If you have taken an exam prior to registering through the CRD system enter the exam type and date taken.

Exam type: ______________________________ Date taken (MM/DD/YYYY): ______________________

8. PROFESSIONAL DESIGNATIONS

Select each designation you currently maintain.

☐ **Certified Financial Planner**	☐ **Chartered Financial Consultant (ChFC)**	☐ **Personal Financial Specialist (PFS)**
☐ **Chartered Financial Analyst (CFA)**	☐ **Chartered Investment Counselor (CIC)**	

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

9. IDENTIFYING INFORMATION/NAME CHANGE

FIRST NAME:	MIDDLE NAME:		LAST NAME:	SUFFIX:
DATE OF BIRTH (MM/DD/YYYY):	STATE/PROVINCE OF BIRTH:		COUNTRY OF BIRTH:	SEX: O Male O Female
HEIGHT (FT):	HEIGHT (IN):	WEIGHT (LBS):	HAIR COLOR:	EYE COLOR:

10. OTHER NAMES

Enter all other names that you have used or are using, or by which you are known or have been known, other than your legal name, since the age of 18. This field should include, for example, nicknames, aliases, and names used before or after marriage.

FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:
FIRST NAME:	MIDDLE NAME:	LAST NAME:	SUFFIX:

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

11. RESIDENTIAL HISTORY

Starting with the current address, give all addresses for the past 5 years. Report changes as they occur.

FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:
FROM (MM/YYYY):	TO (MM/YYYY):	STREET ADDRESS 1:	STREET ADDRESS 2:
CITY:	STATE:	COUNTRY:	POSTAL CODE:

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

12. EMPLOYMENT HISTORY

Provide complete employment history for the past 10 years. Include the *firm(s)* noted in Section 1 (GENERAL INFORMATION) and Section 6 (REGISTRATION REQUESTS WITH AFFILIATED FIRMS). Include all *firm(s)* from Section 3 (REGISTRATION WITH UNAFFILIATED FIRMS). Account for all time including full and part-time employments, self-employment, military service, and homemaking. Also include statuses such as unemployed, full-time education, extended travel, or other similar statuses.

Report changes as they occur.

FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:
FROM (MM/YYYY):	TO (MM/YYYY):	NAME OF *FIRM* OR COMPANY:	CITY:
STATE:	COUNTRY:	*INVESTMENT-RELATED* BUSINESS? O Yes O No	POSITION HELD:

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

13. OTHER BUSINESS

Are you currently engaged in any other business either as a proprietor, partner, officer, director, employee, trustee, agent or otherwise? (Please exclude non *investment-related* activity that is exclusively charitable, civic, religious or fraternal and is recognized as tax exempt.)
If YES, please provide the following details: the name of the other business, whether the business is *investment-related*, the address of the other business, the nature of the other business, your position, title, or relationship with the other business, the start date of your relationship, the approximate number of hours/month you devote to the other business, the number of hours you devote to the other business during securities trading hours, and briefly describe your duties relating to the other business.

O Yes O No

If "Yes," please enter details below.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS 'YES', COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS ON APPROPRIATE DRP(S)

REFER TO THE EXPLANATION OF TERMS SECTION OF FORM U4 INSTRUCTIONS FOR EXPLANATIONS OF ITALICIZED TERMS.

	YES	NO
Criminal Disclosure		
14A. (1) **Have you ever:**		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	O	O
(b) been *charged* with any *felony*?	O	O
(2) **Based upon activities that occurred while you exercised *control* over it, has an organization ever:**		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to any *felony*?	O	O
(b) been *charged* with any *felony*?	O	O
14B. (1) **Have you ever:**		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	O	O
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	O	O
(2) **Based upon activities that occurred while you exercised *control* over it, has an organization ever:**		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to a *misdemeanor* specified in 14B(1)(a)?	O	O
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	O	O
Regulatory Action Disclosure	**YES**	**NO**
14C. **Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:**		
(1) *found* you to have made a false statement or omission?	O	O
(2) *found* you to have been *involved* in a violation of its regulations or statutes?	O	O
(3) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	O	O
(4) entered an *order* against you in connection with *investment-related* activity?	O	O
(5) imposed a civil money penalty on you, or *ordered* you to cease and desist from any activity?	O	O
(6) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	O	O
(7) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
(8) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
14D. (1) **Has any other Federal regulatory agency or any state regulatory agency or *foreign financial regulatory authority* ever:**		
(a) *found* you to have made a false statement or omission or been dishonest, unfair or unethical?	O	O
(b) *found* you to have been *involved* in a violation of *investment-related* regulation(s) or statute(s)?	O	O
(c) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	O	O
(d) entered an *order* against you in connection with an *investment-related* activity?	O	O
(e) denied, suspended, or revoked your registration or license or otherwise, by *order*, prevented you from associating with an *investment-related* business or restricted your activities?	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS (CONTINUED)

		YES	NO
	(2) Have you been subject to any *final order* of a state securities commission (or any agency or office performing like functions), state authority that supervises or examines banks, savings associations, or credit unions, state insurance commission (or any agency or office performing like functions), an appropriate *federal banking agency*, or the National Credit Union Administration, that:		
	(a) bars you from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or	O	O
	(b) constitutes a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct?	O	O
14E.	**Has any *self-regulatory organization* ever:**		
	(1) *found* you to have made a false statement or omission?	O	O
	(2) *found* you to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?	O	O
	(3) *found* you to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	O	O
	(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities?	O	O
	(5) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	O	O
	(6) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
	(7) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	O	O
14F.	**Have you ever had an authorization to act as an attorney, accountant or federal contractor that was revoked or suspended?**	O	O
14G.	**Have you been notified, in writing, that you are now the subject of any:**		
	(1) regulatory complaint or *proceeding* that could result in a "yes" answer to any part of 14C, D or E? (*If "yes", complete the Regulatory Action Disclosure Reporting Page.)*	O	O
	(2) *investigation* that could result in a "yes" answer to any part of 14A, B, C, D or E? (If "*yes*", complete the *Investigation* Disclosure Reporting Page.)	O	O
	Civil Judicial Disclosure	**YES**	**NO**
14H.	**(1) Has any domestic or foreign court ever:**		
	(a) *enjoined* you in connection with any *investment-related* activity?	O	O
	(b) *found* that you were *involved* in a violation of *any investment-related* statute(s) or regulation(s)?	O	O
	(c) dismissed, pursuant to a settlement agreement, *an investment-related* civil action brought against you by a state or *foreign financial regulatory authority*?	O	O
	(2) Are you named in any pending *investment-related* civil action that could result in a "yes" answer to any part of 14H(1)?	O	O
	Customer Complaint/Arbitration/Civil Litigation Disclosure	**YES**	**NO**
14I.	**(1) Have you ever been named as a respondent/defendant in an *investment-related*, consumer-initiated arbitration or civil litigation which alleged that you were *involved* in one or more *sales practice violations* and which:**		
	(a) is still pending, or;	O	O
	(b) resulted in an arbitration award or civil judgment against you, regardless of amount, or;	O	O
	(c) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or;	O	O
	(d) was settled, on or after 05/18/2009, for an amount of $15,000 or more?	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

14. DISCLOSURE QUESTIONS (CONTINUED)

		YES	NO
	(2) Have you ever been the subject of an *investment-related*, consumer-initiated (written or oral) complaint, which alleged that you were *involved* in one or more *sales practice violations*, and which:		
	(a) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or;	O	O
	(b) was settled, on or after 05/18/2009, for an amount of $15,000 or more?	O	O
	(3) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated, written complaint, not otherwise reported under question 14I(2) above, which:		
	(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;	O	O
	(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities?	O	O
	Answer questions (4) and (5) below only for arbitration claims or civil litigation filed on or after 05/18/2009.		
	(4) Have you ever been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation which alleged that you were *involved* in one or more *sales practice violations*, and which:		
	(a) was settled for an amount of $15,000 or more, or;	O	O
	(b) resulted in an arbitration award or civil judgment against any named respondent(s)/defendant(s), regardless of amount?	O	O
	(5) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation not otherwise reported under question 14I(4) above, which:		
	(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the arbitration claim or civil litigation must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;	O	O
	(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities?	O	O
	Termination Disclosure	**YES**	**NO**
14J.	**Have you ever voluntarily *resigned*, been discharged or permitted to *resign* after allegations were made that accused you of:**		
	(1) violating *investment-related* statutes, regulations, rules, or industry standards of conduct?	O	O
	(2) fraud or the wrongful taking of property?	O	O
	(3) failure to supervise in connection with *investment-related* statutes, regulations, rules or industry standards of conduct?	O	O
	Financial Disclosure	**YES**	**NO**
14K.	**Within the past 10 years:**		
	(1) have you made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	O	O
	(2) based upon events that occurred while you exercised *control* over it, has an organization made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	O	O
	(3) based upon events that occurred while you exercised *control* over it, has a broker or dealer been the subject of an involuntary bankruptcy petition, or had a trustee appointed, or had a direct payment procedure initiated under the Securities Investor Protection Act?	O	O
14L.	**Has a bonding company ever denied, paid out on, or revoked a bond for you?**	O	O
14M.	**Do you have any unsatisfied judgments or liens against you?**	O	O

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15. SIGNATURES

Please Read Carefully. All signatures required on this Form U4 filing must be made in this section.

A "signature" includes a manual signature or an electronically transmitted equivalent. For purposes of an electronic form filing, a signature is effected by typing a name in the designated signature field. By typing a name in this field, the signatory acknowledges and represents that the entry constitutes in every way, use, or aspect, his or her legally binding signature.

15A. INDIVIDUAL/APPLICANT'S ACKNOWLEDGMENT AND CONSENT This section must be completed on all initial or Temporary Registration form filings.

15B. FIRM/APPROPRIATE SIGNATORY REPRESENTATIONS This section must be completed on all initial or Temporary Registration form filings.

15C. TEMPORARY REGISTRATION ACKNOWLEDGMENT This section must be completed on Temporary Registration form filings to be able to receive Temporary Registration.

15D. INDIVIDUAL/APPLICANT'S AMENDMENT ACKNOWLEDGMENT AND CONSENT This section must be completed on any amendment filing that amends any information in Section 14 (Disclosure Questions) or any Disclosure Reporting Page (DRP).

15E. FIRM/APPROPRIATE SIGNATORY AMENDMENT REPRESENTATIONS This section must be completed on all amendment form filings.

15F. FIRM/APPROPRIATE SIGNATORY CONCURRENCE This section must be completed to concur with a U4 filing made by another *firm* (IA/BD) on behalf of an individual that is also registered with that other *firm* (IA/BD).

15A. INDIVIDUAL/APPLICANT'S ACKNOWLEDGEMENT AND CONSENT

1. I swear or affirm that I have read and understand the items and instructions on this form and that my answers (including attachments) are true and complete to the best of my knowledge. I understand that I am subject to administrative, civil or criminal penalties if I give false or misleading answers.

2. I apply for registration with the *jurisdictions* and *SROs* indicated in Section 4 (SRO REGISTRATION) and Section 5 (JURISDICTION REGISTRATION) as may be amended from time to time and, in consideration of the *jurisdictions* and *SROs* receiving and considering my application, I submit to the authority of the *jurisdictions* and *SROs* and agree to comply with all provisions, conditions and covenants of the statutes, constitutions, certificates of incorporation, by-laws and rules and regulations of the *jurisdictions* and *SROs* as they are or may be adopted, or amended from time to time. I further agree to be subject to and comply with all requirements, rulings, orders, directives and decisions of, and penalties, prohibitions and limitations imposed by the *jurisdictions* and *SROs*, subject to right of appeal or review as provided by law.

3. I agree that neither the *jurisdictions* or *SROs* nor any person acting on their behalf shall be liable to me for action taken or omitted to be taken in official capacity or in the scope of employment, except as otherwise provided in the statutes, constitutions, certificates of incorporation, by-laws or the rules and regulations of the *jurisdictions* and *SROs*.

4. I authorize the *jurisdictions*, *SROs*, and the *designated entity* to give any information they may have concerning me to any employer or prospective employer, any federal, state or municipal agency, or any other *SRO* and I release the *jurisdictions*, *SROs*, and the *designated entity*, and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

5. I agree to arbitrate any dispute, claim or controversy that may arise between me and my *firm*, or a customer, or any other person, that is required to be arbitrated under the rules, constitutions, or by-laws of the *SROs* indicated in Section 4 (SRO REGISTRATION) as may be amended from time to time and that any arbitration award rendered against me may be entered as a judgment in any court of competent *jurisdiction*.

6. For the purpose of complying with the laws relating to the offer or sale of securities or commodities or investment advisory activities, I irrevocably appoint the administrator of each *jurisdiction* indicated in Section 5 (JURISDICTION REGISTRATION) as may be amended from time to time, or such other person designated by law, and the successors in such office, my attorney upon whom may be served any notice, process, pleading, subpoena or other document in any action or *proceeding* against me arising out of or in connection with the offer or sale of securities or commodities, or investment advisory activities or out of the violation or alleged violation of the laws of such *jurisdictions*. I consent that any such action or *proceeding* against me may be commenced in any court of competent *jurisdiction* and proper venue by service of process upon the appointee as if I were a resident of, and had been lawfully served with process in the *jurisdiction*. I request that a copy of any notice, process, pleading, subpoena or other document served hereunder be mailed to my current residential address as reflected in this form or any amendment thereto.

7. I consent that the service of any process, pleading, subpoena, or other document in any *investigation* or administrative *proceeding* conducted by the SEC, CFTC or a *jurisdiction* or in any civil action in which the SEC, CFTC or a *jurisdiction* are plaintiffs, or the notice of any *investigation* or *proceeding* by any *SRO* against the *applicant*, may be made by personal service or by regular, registered or certified mail or confirmed telegram to me at my most recent business or home address as reflected in this Form U4, or any amendment thereto, by leaving such documents or notice at such address, or by any other legally permissible means. I further stipulate and agree that any civil action or administrative *proceeding* instituted by the SEC, CFTC or a *jurisdiction* may be commenced by the service of process as described herein, and that service of an administrative subpoena shall be effected by such service, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

8. I authorize all my employers and any other person to furnish to any *jurisdiction, SRO, designated entity,* employer, prospective employer, or any agent acting on its behalf, any information they have, including without limitation my creditworthiness, character, ability, business activities, educational background, general reputation, history of my employment and, in the case of former employers, complete reasons for my termination. Moreover, I release each employer, former employer and each other person from any and all liability, of whatever nature, by reason of furnishing any of the above information, including that information reported on the Uniform Termination Notice for Securities Industry Registration (Form U5). I recognize that I may be the subject of an investigative consumer report and waive any requirement of notification with respect to any investigative consumer report ordered by any *jurisdiction, SRO, designated entity,* employer, or prospective employer. I understand that I have the right to request complete and accurate disclosure by the *jurisdiction, SRO, designated entity,* employer or prospective employer of the nature and scope of the requested investigative consumer report.

9. I understand and certify that the representations in this form apply to all employers with whom I seek registration as indicated in Section 1 (GENERAL INFORMATION) or Section 6 (REGISTRATION REQUESTS WITH AFFILIATED FIRMS) of this form. I agree to update this form by causing an amendment to be filed on a timely basis whenever changes occur to answers previously reported. Further, I represent that, to the extent any information previously submitted is not amended, the information provided in this form is currently accurate and complete.

10. I authorize any employer or prospective employer to file electronically on my behalf any information required in this form or any amendment thereto; I certify that I have reviewed and approved the information to be submitted to any *jurisdiction* or *SRO* on this Form U4 Application; I agree that I will review and approve all disclosure information that will be filed electronically on my behalf; I further agree to waive any objection to the admissibility of the electronically filed records in any criminal, civil, or administrative *proceeding*.

Applicant or *applicant's* agent has typed *applicant's* name under this section to attest to the completeness and accuracy of this record. The *applicant* recognizes that this typed name constitutes, in every way, use or aspect, his or her legally binding signature.

Date (MM/DD/YYYY) ____________________

____

Signature of *Applicant*

____

Printed Name

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15B. FIRM/APPROPRIATE SIGNATORY REPRESENTATIONS

THE FIRM MUST COMPLETE THE FOLLOWING:

To the best of my knowledge and belief, the *applicant* is currently bonded where required, and, at the time of approval, will be familiar with the statutes, constitution(s), rules and by-laws of the agency, *jurisdiction* or *SRO* with which this application is being filed, and the rules governing registered persons, and will be fully qualified for the position for which application is being made herein. I agree that, notwithstanding the approval of such agency, *jurisdiction* or *SRO* which hereby is requested, I will not employ the *applicant* in the capacity stated herein without first receiving the approval of any authority that may be required by law.

This *firm* has communicated with all of the *applicant*'s previous employers for the past three years and has documentation on file with the names of the persons contacted and the date of contact. In addition, I have taken appropriate steps to verify the accuracy and completeness of the information contained in and with this application.

I have provided the *applicant* an opportunity to review the information contained herein and the *applicant* has approved this information and signed the Form U4.

Date (MM/DD/YYYY)

Printed Name

Signature of *Appropriate Signatory*

15C. TEMPORARY REGISTRATION ACKNOWLEDGEMENT

If an *applicant* has been registered in a *jurisdiction* or *self regulatory organization (SRO)* in the 30 days prior to the date an application for registration is filed with the Central Registration Depository or Investment Adviser Registration Depository, he or she may qualify for a Temporary Registration to conduct securities business in that *jurisdiction* or *SRO* if this acknowledgment is executed and filed with the Form U4 at the *applicant's firm*.

This acknowledgment must be signed only if the *applicant* intends to apply for a Temporary Registration while the application for registration is under review.

I request a Temporary Registration in each *jurisdiction* and/or *SRO* requested on this Form U4, while my registration with the *jurisdiction(s)* and/or *SRO(s)* requested is under review;

I am requesting a Temporary Registration with the *firm* filing on my behalf for the *jurisdiction(s)* and/or *SRO(s)* noted in Section 4 (SRO REGISTRATION) and/or Section 5 (JURISDICTION REGISTRATION) of this Form U4;

I understand that I may request a Temporary Registration only in those *jurisdiction(s)* and/or *SRO(s)* in which I have been registered with my prior *firm* within the previous 30 days;

I understand that I may not engage in any securities activities requiring registration in a *jurisdiction* and/or *SRO* until I have received notice from the CRD or IARD that I have been granted a Temporary Registration in that *jurisdiction* and/or *SRO*;

I agree that until the Temporary Registration has been replaced by a registration, any *jurisdiction* and/or *SRO* in which I have applied for registration may withdraw the Temporary Registration;

If a *jurisdiction* or *SRO* withdraws my Temporary Registration, my application will then be held pending in that *jurisdiction* and/or *SRO* until its review is complete and the registration is granted or denied, or the application is withdrawn;

I understand and agree that, in the event my Temporary Registration is withdrawn by a *jurisdiction* and/or *SRO*, I must immediately cease any securities activities requiring a registration in that *jurisdiction* and/or *SRO* until it grants my registration;

I understand that by executing this Acknowledgment I am agreeing not to challenge the withdrawal of a Temporary Registration; however, I do not waive any right I may have in any *jurisdiction* and/or *SRO* with respect to any decision by that *jurisdiction* and/or *SRO* to deny my application for registration.

Date (MM/DD/YYYY)

Signature of *Applicant*

Printed Name

15D. AMENDMENT INDIVIDUAL/APPLICANT'S ACKNOWLEDGEMENT AND CONSENT

Date (MM/DD/YYYY)

Signature of *Applicant*

Printed Name

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

15E. FIRM/APPROPRIATE SIGNATORY AMENDMENT REPRESENTATIONS

THE FIRM MUST COMPLETE THE FOLLOWING:

Date (MM/DD/YYYY)

Signature of *Appropriate Signatory*

Printed Name

15F. FIRM/APPROPRIATE SIGNATORY CONCURRENCE

By typing an appropriate signatory's name in this field, I swear or affirm that I have reviewed and that I concur with this filing:

Date (MM/DD/YYYY)

Signature of *Appropriate Signatory*

Printed Name

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

ATTACHMENT SHEET

Use this attachment to report continued information.

SECTION NUMBER	ANSWER

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

DISCLOSURE REPORTING PAGES

U4 - BANKRUPTCY/SIPC/COMPROMISE WITH CREDITORS DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14K*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐**14K(1)** ☐**14K(2)** ☐**14K(3)**

If events result in affirmative answers to both 14K(1) and 14K(2), details to each must be provided on separate DRPs.

1. Action Type (select appropriate item):
   O Bankruptcy [Circle one: Chapter 7, Chapter 11, Chapter 13, Other]
   O Compromise O Declaration O Liquidation O Receivership O Other:______________________

2. Action Date (MM/DD/YYYY) (Provide date bankruptcy was filed, or date SIPC was initiated, or date of compromise with creditor):__________________________ O Exact O Explanation
   If not exact, provide explanation:

3. If the financial action relates to an organization over which you exercise(d) *control*, provide:
   A. Organization Name:____
   B. Position, title or relationship:____
   C. *Investment-related* business? O Yes O No

4. Court action brought in: O Federal Court O State Court O Foreign Court O Other:______________________
   A. Name of Court:____
   B. Location of Court (City or County and State or Country):____
   C. Docket/Case#:____________
   ☐Check this box if the Docket/Case# is your SSN, a Bank Card number, or a Personal Identification Number.

5. Is action currently pending? O Yes O No

6. If not pending, provide Disposition Type (select appropriate item):
   O Direct Payment Procedure O Discharged O Dismissed O Dissolved O SIPA Trustee Appointed
   O Satisfied/Released O Other:______________________

7. Disposition Date (MM/DD/YYYY):__________________________ O Exact O Explanation
   If not exact, provide explanation:

8. If a compromise with creditors, provide:
   A. Name of Creditor:____
   B. Original amount owed: $__________
   C. Terms/Compromise reached with creditor:

9. If a SIPA trustee was appointed or a direct payment procedure was begun:
   A. Provide the amount paid or agreed to be paid by you: $__________ ; or
   The name of the Trustee:____
   B. Currently Open? O Yes O No
   C. Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY):______________________ O Exact O Explanation
   If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - BANKRUPTCY/SIPC/COMPROMISE WITH CREDITORS DRP (CONTINUED) Rev. DRP (05/2009)

10. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

U4 - BOND DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐**INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14L*** on Form U4;
Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐**14L**

If multiple, unrelated events result in the same affirmative answer, details must be provided on separate DRPs.

1. Firm Name (Policy Holder): ____________________

2. Bonding Company Name: ____________________

3. Disposition Type: O Denied O Payout O Revoked

4. Disposition Date (MM/DD/YYYY):____________________ O Exact O Explanation
   If not exact, provide explanation:

5. If disposition resulted in Payout:
   A. Payout Amount: $__________
   B. Date Paid (MM/DD/YYYY):____________________ O Exact O Explanation
   If not exact, provide explanation:

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14H*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐**14H(1)(a)** ☐**14H(1)(b)** ☐**14H(1)(c)** ☐**14H(2)**

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

1. Court Action initiated by:
   A. (Select appropriate item):
   O SEC O Other Federal Agency O *Jurisdiction* O *Foreign Financial Regulatory Authority* O *Firm* O Private Plaintiff
   B. Name of party initiating the proceeding:________________________

2. Relief Sought: (select all that apply):
   ☐Cease and Desist ☐Injunction ☐Restraining Order
   ☐Civil and Administrative Penalty(ies)/Fine(s) ☐Monetary Penalty other than Fines ☐Other:____________
   ☐Disgorgement ☐Restitution

3. A. Filing Date of Court Action (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

   B. Date notice/process was served (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

4. Product Type(s): (select all that apply)

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:__________

5. Formal Action was brought in:
   O Federal Court O State Court O Foreign Court O Military Court O Other:____________
   A. Name of Court:________________________
   B. Location of Court (City or County and State or Country):____________________
   C. Docket/Case#:________

6. Employing *Firm* when activity occurred which led to the civil judicial action:__________________

7. Describe the allegations related to this civil action. (Your information must fit within the space provided.):

8. Current Status? O Pending O On Appeal O Final

9. If pending and any limitations or restrictions are currently in effect, provide details:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

10. If on appeal:
    A. Action appealed to (provide name of court):____________________
    B. Court Location:____________________
    C. Docket/Case#:__________
    D. Date appeal filed (MM/DD/YYYY):__________ O Exact O Explanation
    If not exact, provide explanation:

    E. Appeal details (including status):

    F. If on Appeal and any limitations or restrictions are currently in effect, provide details:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

11. Resolution Detail:
    A. How was matter resolved? (select appropriate item):

    O Consent O Judgment Rendered O Settled
    O Vacated O Vacated Nunc Pro Tunc / ab initio O Dismissed
    O Withdrawn O Other:__________

    B. Resolution Date (MM/DD/YYYY):__________ O Exact O Explanation
    If not exact, provide explanation:

12. Sanction Detail:
    A. Were any of the following Sanctions Ordered or Relief Granted? (select all that apply):

    ☐ Civil and Administrative Penalty(ies)/Fine(s) ☐ Injunction
    ☐ Cease and Desist ☐ Monetary Penalty other than fines
    ☐ Disgorgement ☐ Restitution

    B. Other Sanctions:____________________
    C. If *enjoined*, provide:

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):__________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):__________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):__________ O Exact O Explanation
If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):____________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Injunction Details

Registration Capacities Affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):____________________ O Exact O Explanation
If not exact, provide explanation:

Start Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

End Date (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

D. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide:

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________
Portion levied against you: $________________
Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CIVIL JUDICIAL DRP (CONTINUED)

Rev. DRP (05/2009)

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________
Portion levied against you: $________________
Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

Monetary Related Sanction Details

Monetary Related Sanction Type: O Monetary Fine O Disgorgement O Restitution O Other (requires explanation)
Explanation:

Total Amount: $________________
Portion levied against you: $________________
Date Paid by You (MM/DD/YYYY):____________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

13. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action, as well as the current status or disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

U4 - CRIMINAL DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s to ***Question(s) 14A and 14B*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐ **14A(1)(a)** ☐ **14A(2)(a)** ☐ **14B(1)(a)** ☐ **14B(2)(a)**
☐ **14A(1)(b)** ☐ **14A(2)(b)** ☐ **14B(1)(b)** ☐ **14B(2)(b)**

Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items. Multiple counts of the same charge arising out of the same event should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted.

1. If charge(s) were brought against an organization over which you exercise(d) *control*:
   A. Organization Name:____________________
   B. *Investment-related* business? O Yes O No
   C. Position, title or relationship:____________________

2. Formal action was brought in:
   O Federal Court O State Court O Foreign Court O Military Court O Other:__________
   A. Name of Court:____________________
   B. Location of Court (City or County and State or Country):____________________
   C. Docket/Case#:__________

3. Event Status:
   A. Current status of the Event? O Pending O On Appeal O Final
   B. Event Status Date (complete unless status is pending) (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

4. Event and Disposition Disclosure Detail (Use this for both organizational and individual charges.):
   A. Date First Charged (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

   B. Event and Disposition Detail:

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:______

Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*

Plea for each Charge:____________________

Disposition of Charge:

O Acquitted O Dismissed O Pre-trial Intervention
O Amended O Found not guilty O Reduced
O Convicted O Pled guilty O Other (requires explanation)
O Deferred Adjudication O Pled not guilty

Explanation:

Date of Amended Charge, if applicable:__________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CRIMINAL DRP (CONTINUED)

Rev. DRP (05/2009)

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:______________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

- O Acquitted
- O Amended
- O Convicted
- O Deferred Adjudication
- O Dismissed
- O Found not guilty
- O Pled guilty
- O Pled not guilty
- O Pre-trial Intervention
- O Reduced
- O Other (requires explanation)

Explanation:

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:________

Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*

Plea for each Charge:____

Disposition of Charge:

- O Acquitted
- O Amended
- O Convicted
- O Deferred Adjudication
- O Dismissed
- O Found not guilty
- O Pled guilty
- O Pled not guilty
- O Pre-trial Intervention
- O Reduced
- O Other (requires explanation)

Explanation:

Date of Amended Charge, if applicable:________________

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:______________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

- O Acquitted
- O Amended
- O Convicted
- O Deferred Adjudication
- O Dismissed
- O Found not guilty
- O Pled guilty
- O Pled not guilty
- O Pre-trial Intervention
- O Reduced
- O Other (requires explanation)

Explanation:

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

U4 - CRIMINAL DRP (CONTINUED)

Rev. DRP (05/2009)

Charge Details (complete every field for each charge.)

Formal Charge/Description:

No. of Counts:________

Felony or *Misdemeanor*: O *Felony* O *Misdemeanor*

Plea for each Charge:____

Disposition of Charge:

O Acquitted
O Amended
O Convicted
O Deferred Adjudication
O Dismissed
O Found not guilty
O Pled guilty
O Pled not guilty
O Pre-trial Intervention
O Reduced
O Other (requires explanation)

Explanation:

Date of Amended Charge, if applicable:________________

If original charge was amended or reduced, specify new charge (i.e., list amended charge or reduced charge):

No. of Counts (for amended or reduced charge):________

Specify if amended or reduced charge is a *Felony* or *Misdemeanor*: O *Felony* O *Misdemeanor* O Other:_______________

Plea for each amended or reduced charge:____

Disposition of amended or reduced charge:

O Acquitted
O Amended
O Convicted
O Deferred Adjudication
O Dismissed
O Found not guilty
O Pled guilty
O Pled not guilty
O Pre-trial Intervention
O Reduced
O Other (requires explanation)

Explanation:

C. Date of Disposition (MM/DD/YYYY):_________________________ O Exact O Explanation

If not exact, provide explanation:

D. Sentence/Penalty; Duration (if suspension, probation, etc): Start Date of Penalty: (MM/DD/YYYY); End date of Penalty: (MM/DD/YYYY); If Monetary penalty/fine - Amount paid; Date monetary/penalty fine paid: (MM/DD/YYYY) if not exact, provide explanation.

5. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the charge(s) as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14I*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐**14I(1)(a)** ☐**14I(2)(a)** ☐**14I(3)(a)** ☐**14I(4)(a)** ☐**14I(5)(a)**
☐**14I(1)(b)** ☐**14I(2)(b)** ☐**14I(3)(b)** ☐**14I(4)(b)** ☐**14I(5)(b)**
☐**14I(1)(c)**
☐**14I(1)(d)**

One matter may result in more than one affirmative answer to the above items. Use a single DRP to report details relating to a particular matter (i.e., a customer complaint/arbitration/CFTC reparation/civil litigation). Use a separate DRP for each matter.

DRP Instructions:

- Complete items 1-6 for all matters (i.e., customer complaints, arbitrations/CFTC reparations and civil litigation in which a customer alleges that you were *involved* in *sales practice violations* and you are <u>not</u> named as a party, as well as arbitrations/CFTC reparations and civil litigation in which you <u>are</u> named as a party).
- If the matter involves a customer complaint, or an arbitration/CFTC reparation or civil litigation in which a customer alleges that you were *involved* in *sales practice violations* and you are <u>not</u> named as a party, complete items 7-11 as appropriate.
- If a customer complaint has evolved into an arbitration/CFTC reparation or civil litigation, amend the existing DRP by completing items 9 and 10.
- If the matter involves an arbitration/CFTC reparation in which you are a named party, complete items 12-16, as appropriate. If the matter involves a civil litigation in which you are a named party, complete items 17-23.
- Item 24 is an optional field and applies to all event types (i.e., customer complaint, arbitration/CFTC reparation, civil litigation).

Complete items 1-6 for all matters (i.e., customer complaints, arbitrations/CFTC reparations, civil litigation).

1. Customer Name(s):______________________________

2. A. Customer(s) State of Residence (select "not on list" when the customer's residence is a foreign address):______________________________
   B. Other state(s) of residence/detail:

3. Employing *Firm* when activities occurred which led to the customer complaint, arbitration, CFTC reparation or civil litigation:

4. Allegation(s) and a brief summary of events related to the allegation(s) including dates when activities leading to the allegation(s) occurred:

5. Product Type(s): (select all that apply)

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:__________________

6. Alleged Compensatory Damage Amount:$____________________

   O Exact   O Explanation (If no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000):

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP (CONTINUED)

Rev. DRP (05/2009)

If the matter involves a customer complaint, arbitration/CFTC reparation or civil litigation in which a customer alleges that you were *involved* in a *sales practice violation* and you are not named as a party, complete items 7-11 as appropriate. [Note: Report in Items 12-16, or 17-23, as appropriate, only arbitrations/CFTC reparations or civil litigation in which you are named as a party.]

7. A. Is this an oral complaint? O Yes O No
   B. Is this a written complaint? O Yes O No
   C. Is this an arbitration/CFTC reparation or civil litigation? O Yes O No
   If yes, provide:
   i. Arbitration/reparation forum or court name and location:__________
   ii. Docket/Case#:__________
   iii. Filing date of arbitration/CFTC reparation or civil litigation (MM/DD/YYYY):__________
   D. Date received by/served on *firm* (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

8. Is the complaint, arbitration/CFTC reparation or civil litigation pending? O Yes O No
   If "No", complete item 9.

9. If the complaint, arbitration/CFTC reparation or civil litigation is not pending, provide status:
   ☐Closed/No Action ☐Withdrawn ☐Denied ☐Settled
   ☐Arbitration Award/Monetary Judgment (for claimants/plaintiffs)
   ☐Arbitration Award/Monetary Judgment (for respondents/defendants)
   ☐Evolved into Arbitration/CFTC reparation (you are a named party)
   ☐Evolved into Civil litigation (you are a named party)

If status is arbitration/CFTC reparation in which you are not a named party, provide details in item 7C.
If status is arbitration/CFTC reparation in which you are a named party, complete items 12-16.
If status is civil litigation in which you are a named party, complete items 17-23.

10. Status Date (MM/DD/YYYY):__________ O Exact O Explanation
    If not exact, provide explanation:

11. Settlement/Award/Monetary Judgment:
    A. Settlement/Award/Monetary Judgment amount: $__________
    B. Your Contribution Amount: $__________

If the matter involves an arbitration or CFTC reparation in which you are a named respondent, complete items 12-16, as appropriate.

12. A. Arbitration/CFTC reparation claim filed with (FINRA, AAA, CFTC, etc.):__________
    B. Docket/Case#:__________
    C. Date notice/process was served (MM/DD/YYYY):__________ O Exact O Explanation
    If not exact, provide explanation:

13. Is arbitration/ CFTC reparation pending? O Yes O No
    If "No", complete item 14.

14. If the arbitration/CFTC reparation is not pending, what was the disposition?
    ☐Award to Applicant (Agent/Representative) ☐Award to Customer ☐Denied ☐Dismissed
    ☐Judgment (other than monetary) ☐No Action ☐Settled ☐Withdrawn
    ☐Other:__________

15. Disposition Date (MM/DD/YYYY):__________ O Exact O Explanation
    If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - CUSTOMER COMPLAINT/ARBITRATION/CIVIL LITIGATION DRP (CONTINUED)

Rev. DRP (05/2009)

16. Monetary Compensation Details (award, settlement, reparation amount):
    A. Total Amount: $________________
    B. Your Contribution Amount: $________________

If the matter involves a civil litigation in which you are a defendant, complete items 17-23.

17. Court in which case was filed:
    O Federal Court O State Court O Foreign Court O Military Court O Other:______________________
    A. Name of Court:____
    B. Location of Court (City or County and State or Country):____
    C. Docket/Case#:____________

18. Date received by/served on *firm* (MM/DD/YYYY):______________ O Exact O Explanation
    If not exact, provide explanation:

19. Is the civil litigation pending? O Yes O No
    If "No", complete item 20.

20. If the civil litigation is not pending, what was the disposition?
    ☐ Denied ☐ Dismissed ☐ Judgment (other than monetary)
    ☐ Monetary Judgment to Applicant (Agent/Representative) ☐ Monetary Judgment to Customer
    ☐ No Action ☐ Settled ☐ Withdrawn
    ☐ Other:___________________________

21. Disposition Date (MM/DD/YYYY):______________ O Exact O Explanation
    If not exact, provide explanation:

22. Monetary Compensation Details (judgment, restitution, settlement amount):
    A. Total Amount: $________________
    B. Your Contribution Amount: $________________

23. If action is currently on appeal:
    A. Enter date appeal filed (MM/DD/YYYY):______________ O Exact O Explanation
       If not exact, provide explanation:
    B. Court appeal filed in:
       O Federal Court O State Court O Foreign Court O Military Court O Other:______________________
       i. Name of Court:____
       ii. Location of Court (City or County and State or Country):____
       iii. Docket/Case#:____________

24. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the customer complaint, arbitration/CFTC reparation and/or civil litigation as well as the current status or final disposition(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - INVESTIGATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐**INITIAL** or ☐**AMENDED** response to report details for affirmative response(s) to ***Question(s) 14G(2)*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐**14G(2)**

Complete this DRP only if you are answering "yes" to Item 14G(2). If you answered "yes" to Item 14G(1), complete the Regulatory Action DRP. If you have been notified that the *investigation* has been concluded without formal action, complete items 4 and 5 of this DRP to update. One event may result in more than one *investigation.* If more than one authority is investigating you, use a separate DRP to provide details.

1. *Investigation* initiated by:
   A. Notice Received From (select appropriate item):
   O *SRO* O *Foreign Financial Regulatory Authority* O *Jurisdiction* O SEC O Other Federal Agency
   O Other:______________________________
   B. Full name of regulator (if other than the SEC) that initiated the *investigation*:______________________________

2. Notice Date (MM/DD/YYYY):______________________________ O Exact O Explanation
   If not exact, provide explanation:

3. Describe briefly the nature of the *investigation*, if known. (Your information must fit within the space provided.):

4. Is *investigation* pending? O Yes O No
   If no, complete item 5. If yes, skip to item 6.

5. Resolution Details:
   A. Date Closed/Resolved (MM/DD/YYYY):______________________________ O Exact O Explanation
   If not exact, provide explanation:

   B. How was *investigation* resolved? (select appropriate item):
   O Closed Without Further Action O Closed - Regulatory Action Initiated O Other:______________________________

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the *investigation*, as well as the current status or final disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - JUDGMENT/LIEN DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐INITIAL or ☐AMENDED response to report details for affirmative response(s) to ***Question(s) 14M*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question "yes" or amending the answer(s) to "no":

☐**14M**

If multiple, unrelated events result in the same affirmative answer, details must be provided on separate DRPs.

1. Judgment/Lien Amount:$__________________________

2. Judgment/Lien Holder:__________________________

3. Judgment/Lien Type: O Civil O Tax

4. A. Date Filed with Court (MM/DD/YYYY):________________ O Exact O Explanation

   If not exact, provide explanation:

   B. Date individual learned of the Judgment/Lien (MM/DD/YYYY): ________________ O Exact O Explanation

   If not exact, provide explanation:

5. Court action brought in: O Federal Court O State Court O Foreign Court O Other:__________________

   A. Name of Court:____________________________________

   B. Location of Court (City or County and State or Country):____________________________________

   C. Docket/Case#:__________

   Check this box if the Docket/Case# is your SSN, a Bank Card number, or a Personal Identification Number.

6. Is Judgment/Lien outstanding? O Yes O No

   If "No", complete item 7. If "Yes", skip to item 8.

7. If Judgment/Lien is **not** outstanding, provide:

   A. Status Date (MM/DD/YYYY):______________________ O Exact O Explanation

   If not exact, provide explanation:

   B. How was matter resolved? (select appropriate item): O Discharged O Released O Removed O Satisfied

8. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or final disposition. Your information must fit within the space provided.

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

U4 - REGULATORY ACTION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐INITIAL or ☐AMENDED response to report details for affirmative response(s) to ***Question(s) 14C, 14D, 14E, 14F and 14G(1)*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐14C(1)	☐14D(1)(a)	☐14E(1)	☐14F
☐14C(2)	☐14D(1)(b)	☐14E(2)	
☐14C(3)	☐14D(1)(c)	☐14E(3)	☐14G(1)
☐14C(4)	☐14D(1)(d)	☐14E(4)	
☐14C(5)	☐14D(1)(e)	☐14E(5)	
☐14C(6)	☐14D(2)(a)	☐14E(6)	
☐14C(7)	☐14D(2)(b)	☐14E(7)	
☐14C(8)			

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details to the same event. If an event gives rise to actions by more than one regulator, provide details to each action on a separate DRP.

1. Regulatory Action initiated by:
   A. (Select appropriate item):

   O SEC O Other Federal Agency O *Jurisdiction* O *SRO* O CFTC O *Foreign Financial Regulatory Authority*
   O *Federal Banking Agency* O National Credit Union Administration O Other:________________

   B. Full name of regulator (if other than the SEC) that initiated the action:________________

2. Sanction(s) Sought (select all that apply):

☐Bar	☐Cease and Desist	☐Censure
☐Civil and Administrative Penalty(ies)/Fine(s)	☐Denial	☐Disgorgement
☐Expulsion	☐Monetary Penalty other than Fines	☐Prohibition
☐Reprimand	☐Requalification	☐Rescission
☐Restitution	☐Revocation	☐Suspension
☐Undertaking	☐Other:__________	

3. Date Initiated (MM/DD/YYYY):__________ O Exact O Explanation
   If not exact, provide explanation:

4. Docket/Case#:________________

5. Employing *Firm* when activity occurred which led to the regulatory action:________________

6. Product Type(s) (select all that apply):

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:__________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

7. Describe the allegations related to this regulatory action. (Your information must fit within the space provided.):

8. Current Status? O Pending O On Appeal O Final

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

9. If pending, are there any limitations or restrictions currently in effect? O Yes O No
   If the answer is 'yes', provide details:

10. If on appeal:
    A. Action appealed to:
    O SEC O *SRO* O CFTC O Federal Court O State Agency or Commission O State Court
    O Other:____________________________
    B. Date appeal filed (MM/DD/YYYY):__________________ O Exact O Explanation
    If not exact, provide explanation:

    C. Are there any limitations or restrictions currently in effect while on appeal? O Yes O No
    If the answer is 'yes', provide details:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. Resolution Detail:
    A. How was matter resolved? (select appropriate item):
    O Acceptance, Waiver & Consent (AWC) O Consent O Decision
    O Decision & Order of Offer of Settlement O Dismissed O Order
    O Settled O Stipulation and Consent O Vacated
    O Vacated Nunc Pro Tunc/ab initio O Withdrawn
    O Other:__________________________

    B. Resolution Date (MM/DD/YYYY):__________________ O Exact O Explanation
    If not exact, provide explanation:

12. Does the order constitute a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative or deceptive conduct? O Yes O No

13. Sanction Detail:
    A. Were any of the following sanctions ordered? (Select all appropriate items):

    ☐ Bar (Permanent) ☐ Bar (Temporary/Time Limited) ☐ Cease and Desist
    ☐ Censure ☐ Civil and Administrative Penalty(ies)/Fine(s) ☐ Denial
    ☐ Disgorgement ☐ Expulsion ☐ Letter of Reprimand
    ☐ Monetary Penalty other than Fines ☐ Prohibition ☐ Requalification
    ☐ Rescission ☐ Restitution ☐ Revocation
    ☐ Suspension ☐ Undertaking

    B. Other sanctions ordered:____
    C. If suspended or barred, provide:

Sanction Details

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension

Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):________________ O Exact O Explanation

If not exact, provide explanation:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

Start Date (MM/DD/YYYY):________________ O Exact O Explanation

If not exact, provide explanation:

End Date (MM/DD/YYYY):________________ O Exact O Explanation

If not exact, provide explanation:

Sanction Details

Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension

Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):________________ O Exact O Explanation

If not exact, provide explanation:

Start Date (MM/DD/YYYY):________________ O Exact O Explanation

If not exact, provide explanation:

End Date (MM/DD/YYYY):________________ O Exact O Explanation

If not exact, provide explanation:

Sanction Details

Sanction type: O Bar (Permanent) O Bar (Temporary/Time Limited) O Suspension

Registration Capacities affected (e.g., General Securities Principal, Financial Operations Principal, All Capacities, etc.):

Duration (length of time):________________ O Exact O Explanation

If not exact, provide explanation:

Start Date (MM/DD/YYYY):________________ O Exact O Explanation

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

If not exact, provide explanation:

End Date (MM/DD/YYYY):________________ O Exact O Explanation
If not exact, provide explanation:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

D. If requalification by exam/retraining was a condition of the sanction, provide:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:______________
Type of Exam required:________________________________
Has condition been satisfied? O Yes O No
Explanation:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:______________
Type of Exam required:________________________________
Has condition been satisfied? O Yes O No
Explanation:

Requalification Details

Requalification type: O Requalification by Exam O Re-Training O Other
Length of time given to requalify/retrain:______________
Type of Exam required:________________________________
Has condition been satisfied? O Yes O No
Explanation:

E. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide:

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement O Monetary Penalty other than Fines O Restitution

Total Amount: $______________
Portion Levied against you: $______________
Payment Plan:

Is Payment Plan Current? O Yes O No
Date Paid by you (MM/DD/YYYY):______________ O Exact O Explanation
If not exact, provide explanation:

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement O Monetary Penalty other than Fines O Restitution

Total Amount: $______________
Portion Levied against you: $______________
Payment Plan:

U4 - REGULATORY ACTION DRP (CONTINUED)

Rev. DRP (05/2009)

Is Payment Plan Current? O Yes O No
Date Paid by you (MM/DD/YYYY):________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

Monetary Sanction Details

Monetary Related Sanction Type: O Civil and Administrative Penalty(ies)/Fine(s) O Disgorgement O Monetary Penalty other than Fines O Restitution

Total Amount: $______________
Portion Levied against you: $______________
Payment Plan:

Is Payment Plan Current? O Yes O No
Date Paid by you (MM/DD/YYYY):________________ O Exact O Explanation
If not exact, provide explanation:

Was any portion of penalty waived? O Yes O No
If yes, amount: $________________

14. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the action as well as the current status or disposition and/or finding(s). Your information must fit within the space provided.

INDIVIDUAL NAME:	**INDIVIDUAL CRD #:**
FIRM NAME:	**FIRM CRD #:**

U4 - TERMINATION DRP

Rev. DRP (05/2009)

This Disclosure Reporting Page is an ☐ **INITIAL** or ☐ **AMENDED** response to report details for affirmative response(s) to ***Question(s) 14J*** on Form U4;

Check the question(s) you are responding to, regardless of whether you are answering the question(s) "yes" or amending the answer(s) to "no":

☐ **14J(1)** ☐ **14J(2)** ☐ **14J(3)**

One event may result in more than one affirmative answer to the above items. Use only one DRP to report details related to the same termination. Use a separate DRP for each termination reported.

1. Firm Name:____

2. Termination Type:

   O Discharged O Permitted to Resign O Voluntary Resignation

3. Termination Date (MM/DD/YYYY):____________________ O Exact O Explanation

   If not exact, provide explanation:

4. Allegation(s):

5. Product Type(s): (select all that apply)

☐No Product	☐Derivative	☐Mutual Fund
☐Annuity-Charitable	☐Direct Investment-DPP & LP Interest	☐Oil & Gas
☐Annuity-Fixed	☐Equipment Leasing	☐Options
☐Annuity-Variable	☐Equity Listed (Common & Preferred Stock)	☐Penny Stock
☐Banking Product (other than CD)	☐Equity-OTC	☐Prime Bank Instrument
☐CD	☐Futures Commodity	☐Promissory Note
☐Commodity Option	☐Futures-Financial	☐Real Estate Security
☐Debt-Asset Backed	☐Index Option	☐Security Futures
☐Debt-Corporate	☐Insurance	☐Unit Investment Trust
☐Debt-Government	☐Investment Contract	☐Viatical Settlement
☐Debt-Municipal	☐Money Market Fund	☐Other:________________

INDIVIDUAL NAME:	INDIVIDUAL CRD #:
FIRM NAME:	FIRM CRD #:

6. Comment (Optional). You may use this field to provide a brief summary of the circumstances leading to the termination. Your information must fit within the space provided.



EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

INDIVIDUAL CONSENT TO JURISDICTION

I hereby agree to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all of my former employers and other persons to furnish to CBOE, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

I authorize CBOE to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information CBOE may have concerning me, and I hereby release CBOE from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to CBOE and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act the CBOE may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "Summary of Your Rights under the Fair Credit Reporting Act" is available at: http://www.ftc.gov/bcp/edu/pubs/consumer/credit/cre35.pdf

I recognize that the statements in the application materials furnished to CBOE may be verified by investigation, and hereby declare that they are true, complete and accurate.

Printed Name ____

Signature ______________________________ Date ________________

Name of Organization ____

Note: Each associated person of a TPH organization that is required to be disclosed on Exchange Act Form BD as a direct owner or executive officer is required to complete this form.



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 - Phone
312-786-8140 - Fax
www.cboe.org

NOTIFICATION OF CHANGE IN NOMINEE STATUS

The following TPH Organization hereby gives notice to the Chicago Board Options Exchange, Incorporated (CBOE) of the following change(s) in nominee status and/or joint account participation to occur on

________________________________ (Effective Date).

TPH Organization Name: ________________________________

Nominee Name: ________________________________ Acronym: ____________

Will change to Inactive Nominee Status from active nominee status; and if pre-approved by the Exchange, will become inactive as a participant in the following Joint Account(s):

____

The TPH Organization affirms that the trading and access badges of the inactive nominee that are required to be returned to the CBOE have been submitted to the CBOE Registration Services Department.

Nominee Name: ________________________________ Acronym: ____________

Will change to Active Nominee Status from inactive nominee status; and if pre-approved by the Exchange will become active as a participant in the following Joint Account(s):

____

Authorized Signature ________________________________

Title ________________________________ Date ____________

Actual Time Completed ____________ Permit # ____________ Fee ____________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

CHANGE OF ADDRESS

____
Name of Trading Permit Holder

OLD ADDRESS

____
Address

______________________ ______________ ______________
City State Zip Code

NEW ADDRESS

____
Address

______________________ ______________ ______________
City State Zip Code

______________________ ______________________
Phone Email Address

______________________ ______________________
Signature Date

______________________ ______________________
Name of Authorized Signatory (if TPH is an Organization) Title

August 2010


CBOE
CHICAGO BOARD OPTIONS EXCHANGE

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
www.cboe.org

SINGLE ENTITY BROKER DEALER
JOINT ACCOUNT ACTIVATION/TERMINATION

Joint Account Acronym(s):________/________/________/________/________/________/________

❑ Regular ❑ DPM
❑ Pre-approved Regular ❑ Pre-approved DPM

Effective Date: ____________________

Please take the designated action(s) with respect to the following trading permit holder participant(s):

Name (Acronym):

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

____________________ (________) ❑ Add ❑ Terminate

TPH Organization Name: ____________________

Name of Authorized Signatory of TPH Organization: ____________________

____
(Signature of Authorized Signatory of TPH Organization)

Title: ____________________ Date: ____________________

Clearing TPH OCC# __________ J- __________ Fee Received __________

Date E-mailed to DPM Admin. Dept (if applicable): __________ DPM Admin Approval: __________

August 2010



Registration Services Department
400 LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

ORGANIZATION CONSENT TO JURISDICTION

The undersigned organization hereby agrees to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

The undersigned organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to CBOE, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

The undersigned organization authorizes CBOE to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information CBOE may have concerning the organization, and the organization hereby releases CBOE from any and all liability of whatsoever nature by reason of furnishing such information.

The undersigned organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to CBOE and prior to any approval of the application.

The undersigned organization recognizes that the statements in the application materials furnished to CBOE may be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Organization ____

Name of Authorized Signatory of the Organization ______________________________

____
(Signature of Authorized Signatory of the Organization)

Title ______________________________ Date ____________________



Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 – Phone
(312) 786-8140 – Fax
www.cboe.org

MULTIPLE BROKER DEALERS
JOINT ACCOUNT ACTIVATION/TERMINATION

Joint Account Acronym: ______________ Effective Date: ______________

Account Type: ❑ Regular ❑ Pre-Approved ❑ DPM – Pre-Approved

Action Requested: ❑ Activation ❑ Termination

This joint account will clear through:

Name: ______________________________________ OCC# __________

Individual TPH Name	Acronym	Broker Dealer #	Organization Name (if applicable)	Clearing OCC#(1)
____________	(____)	8 - ________	____________	____
____________	(____)	8 - ________	____________	____
____________	(____)	8 - ________	____________	____

(1) If the joint account will clear through a clearing trading permit holder other than the one which clears each individual trading permit holder's account, a letter, from both clearing trading permit holders, must accompany this application advising CBOE that they are both aware of this arrangement.

____
Signature of Sole Proprietor or of Authorized Signatory of TPH Organization

Name of Authorized Signatory of TPH Organization ______________________________

Title ______________________ Date ______________________

____
Signature of Sole Proprietor or of Authorized Signatory of TPH Organization

Name of Authorized Signatory of TPH Organization ______________________________

Title ______________________ Date ______________________

____
Signature of Sole Proprietor or of Authorized Signatory of TPH Organization

Name of Authorized Signatory of TPH Organization ______________________________

Title ______________________ Date ______________________

- -

J/A # ____________ Fee Received ______________

Date E-mailed to DPM Admin. Dept (if applicable): __________ DPM Admin Approval Date: __________

August 2010



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

AUTHORIZATION FOR PREFERRED MARKET-MAKER DESIGNATION

(Completed form (with original signature) must be submitted to the 2nd Floor Ops Center for processing.)

Please enable the following Individual Trading Permit Holder (s) to receive orders designating a Preferred Market-Maker:

Name: ______________________________ Acronym: ______________

Name: ______________________________ Acronym: ______________

Name: ______________________________ Acronym: ______________

Name: ______________________________ Acronym: ______________

Name: ______________________________ Acronym: ______________

The Sole Proprietor Trading Permit Holder or TPH organization has procedures in place to ensure that the Trading Permit Holder will meet the eligibility requirements in Rule 8.13(b) while enabled to receive an order specifying a Preferred Market-Maker. Absent reasonable justification, a Market-Maker (including any Exchange Market-Maker type) who fails to meet the eligibility requirements will be subject to disciplinary action. The TPH organization may also be subject to disciplinary action if the CBOE finds a pattern or practice of activity in violation of the eligibility requirements set forth in Rule 8.13(b).

If the Sole Proprietor Trading Permit Holder or TPH organization wishes to revoke this authorization for a Market-Maker to receive orders specifying a Preferred Market-Maker, written notice must be provided via e-mail to the CBOE Help Desk at helpdesk@cboe.com.

Please note that Sole Proprietor Trading Permit Holders or TPH organizations may be acting in violation of CBOE Rule 4.1 and Rule 4.18 if they participate in inappropriate conversations prior to the submission and/or receipt of an order specifying a Preferred Market-Maker.

TPH Organization Name (if applicable): ______________________________

☐ Market-Maker ☐ DPM ☐ eDPM

Signature: ______________________________
(Authorized Signatory of TPH Organization (if applicable))

Title: ______________________________ Date: ______________

Contact Name: ______________________________

Contact Phone Number: ______________ Contact E-mail Address: ______________

August 2010



Registration Services Department
400 South LaSalle Street
Chicago, Illinois 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

CLEARING TRADING PERMIT HOLDER CONNECTIVITY GUARANTEE FOR LOGIN ACCESS

Name of Clearing Trading Permit Holder ______________________ OCC # ______________________

Name of Trading Permit Holder ______________________

In accordance with Chicago Board Options Exchange (CBOE) Rule 3.28, Clearing Trading Permit Holder advises CBOE that it guarantees and assumes financial responsibility for all transactions on CBOE resulting from orders, bids, offers, and other messages that are transmitted through any login access to CBOE provided to the above-listed Trading Permit Holder. The Clearing Trading Permit Holder guarantees and assumes financial responsibility for such transactions on CBOE even if orders, bids, offers, or other messages transmitted to CBOE through the foregoing login access (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Trading Permit Holder's credit parameters.

Name of Authorized Signatory of Clearing Trading Permit Holder ______________________ Title ______________________

Signature of Authorized Signatory of Clearing Trading Permit Holder ______________________ Date ______________________



CHICAGO BOARD OPTIONS EXCHANGE

Sponsored User Program Materials

January 2011

Application Process

Filing Requirements

Prior to submitting a Sponsored User Agreement, the Sponsoring Trading Permit Holder must be a Trading Permit Holder in good standing of the Chicago Board Options Exchange, Incorporated or must be a Trading Permit Holder in good standing of the CBOE Stock Exchange, LLC, as applicable (collectively, the "Exchange").

Checklist

The Sponsoring Trading Permit Holder and the Sponsored User must complete and submit all applicable materials noted in the checklist below, along with any applicable fees to:

Chicago Board Options Exchange
Attn: Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
E-mail: registration@cboe.com
Fax: (312) 786-8140

Note: All materials sent to the Exchange will be reviewed by its Registration Services and Market Regulation Departments for completeness and adequacy. If you have questions on completing the materials, you may direct them to the Registration Services Department (registration@cboe.com or 312-786-7449) concerning the Sponsored User Agreement and Letter of Authorization or to the Market Regulation Department (312-786-7722) concerning the Sponsoring Trading Permit Holder's Written Supervisory Procedures and Sponsored User's List of Authorized Traders.

Process

- Following submission of the materials noted in the checklist below and relevant fees, the materials will be reviewed for completeness and adequacy.
- Once it has been determined that the materials noted in the checklist below are complete and adequate, the Registration Services Department will inform the Sponsoring Trading Permit Holder and the Sponsored User of the CBOE's acceptance of the Sponsored User registration status.
- The Sponsoring Trading Permit Holder and the Sponsored User are required to consult with the Exchange's Application Program Interface ("API") Group (api@cboe.com or 312-786-7300) to coordinate connectivity between the Sponsored User and the Exchange.
- Once connectivity is established, a representative of the Exchange API Group will inform the Sponsoring Trading Permit Holder of the Sponsored User's ability to have electronic access to the Exchange System(s).

Documentation Checklist

- ☐ Signed Sponsored User Agreement for (as applicable):
  - ☐ CBOE (Attachment A-1; an interactive form is available at https://www.cboe.org/members/generalinfo/MemberFormArchive/SponsoredUser200806.pdf)
  - ☐ CBSX (Attachment A-2; an interactive form is available at http://www.cbsx.com/membership/cbsxsponsoreduser.pdf)
  - ☐ CFLEX (Attachment A-1 and Attachment A-3; an interactive form is available at http://www.cboe.com/institutional/SPONSOR.pdf)
- ☐ Sponsoring Trading Permit Holder's Written Supervisory Procedures Related to the Sponsored User Program
- ☐ Sponsored User's List of Authorized Traders (Attachment B)
- ☐ Registration Fee (for CBOE Sponsored Users Only) -$2,500

ATTACHMENT A
Sponsored User Agreement

Complete and sign only the applicable agreement(s) seeking Sponsored User access to:

- ☐ CBOE (Attachment A-1)
- ☐ CBSX (Attachment A-2)
- ☐ CFLEX (Attachments A-1 and A-3)

CBOE SPONSORED USER AGREEMENT
Attachment A-1



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

SPONSORED USER AGREEMENT

This Sponsored User Agreement ("Agreement") is to be entered into and maintained by Sponsoring Trading Permit Holder and Sponsored User with CBOE, each as identified below, in order for Sponsored User to obtain and maintain authorized electronic access to the facilities and products in CBOE Rule 6.20A (see CBOE Rule 6.20A for definitions and requirements).

Sponsoring Trading Permit Holder acknowledges and agrees that:

(A) all orders entered by Sponsored User, any person acting on behalf of Sponsored User (e.g., employees or agents of Sponsored User), or any person acting in the name of Sponsored User (e.g., customers of Sponsored User) and any executions occurring as a result of such orders are binding in all respects on Sponsoring Trading Permit Holder;

(B) Sponsoring Trading Permit Holder is responsible for any and all actions taken by Sponsored User and any person acting on behalf of or in the name of Sponsored User;

(C) Sponsoring Trading Permit Holder will be bound by and comply with CBOE's Certificate of Incorporation, Bylaws, Rules, Circulars and procedures, as well as any other equivalent documents (the "CBOE Rules"); and

(D) Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who could obtain access to CBOE on behalf of Sponsored User (i.e., Authorized Traders) and provide that list to the Exchange upon request. In addition, Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of Sponsored Users' Authorized Traders: (i) maintain the physical security of CBOE, which includes, but is not limited to, the equipment for accessing the facilities of CBOE, to prevent the unauthorized use or access to CBOE, including the unauthorized entry of information into CBOE, or the information and data made available therein; and (ii) otherwise comply with the CBOE Rules. If CBOE determines that Sponsored User or an Authorized Trader has caused Sponsoring Trading Permit Holder to violate the CBOE Rules, CBOE may direct Sponsoring Trading Permit Holder to suspend or withdraw Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, Sponsoring Trading Permit Holder must suspend or withdraw such status.

Sponsored User agrees:

(A) to be bound by and comply with the CBOE Rules as if Sponsored User were a CBOE Trading Permit Holder;

(B) to maintain, keep current and provide to Sponsoring Trading Permit Holder a list of persons who have been granted access to CBOE on behalf of Sponsored User ("Authorized Traders");

(C) to familiarize its Authorized Traders with all of Sponsored User's obligations under Rule 6.20A and assure that they receive appropriate training prior to any use of or access to CBOE;

(D) to not permit anyone other than Authorized Traders to use or obtain access to CBOE;

(E) to take reasonable security precautions to prevent unauthorized use or access to CBOE, including unauthorized entry of information into CBOE, or the information and data made available by CBOE and to be responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Sponsored User and any person acting on behalf of or in the name of Sponsored User, and for the trading and other consequences thereof;

(F) to establish adequate procedures and controls to permit it to effectively monitor use of and access to CBOE by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions;

(G) to pay when due all amounts, if any, payable to Sponsoring Trading Permit Holder, CBOE or any other third parties that arise from Sponsored User's use of or access to CBOE, including, but not limited to, applicable Exchange and regulatory fees; and

(H) that the Sponsoring Trading Permit Holder/Sponsored User relationship in no way conveys any "Trading Permit Holder," "TPH organization" or "associated person" status, interests or rights upon Sponsored User under CBOE Rules. Without limiting the generality of the forgoing, Sponsored User status is non-transferable and Sponsored User has no interest in the assets or property of CBOE, and has no right to share in any distribution of CBOE or to vote on any matters submitted to Trading Permit Holdership for vote. In addition, Sponsored User is not considered a "member" or "associated person of a member" for purposes of the Exchange Act, or the rules and regulations thereunder, and is not subject to the disciplinary jurisdiction of CBOE.

Sponsoring Trading Permit Holder and Sponsored User must enter into and maintain this Sponsored User Agreement with the Exchange and agree to be bound by any Sponsored User Agreement Schedules issued by CBOE. Sponsoring Trading Permit Holder and Sponsored User must also enter into and maintain a customer agreement(s) establishing a proper relationship(s) and account(s) through which Sponsored User will be permitted to trade on CBOE.

To the extent any provision of this Agreement conflicts with any change in applicable law, the regulations of the Securities and Exchange Commission, or CBOE Rules, such law, regulation, or CBOE Rule shall supersede that provision.

Acknowledged and agreed to by Sponsoring Trading Permit Holder:

Sponsoring Trading Permit Holder's Name: ______________________________
CRD No.: ________________ OCC No. (if applicable): ______________________
Sponsoring Trading Permit Holder Representative (signature): ________________
Sponsoring Trading Permit Holder Representative (name): ___________________
Phone: ___________________Email: ______________________________
Title: ______________________________ Date: ________________

Acknowledged and agreed to by Sponsored User:

Sponsored User's Name: ______________________________
CRD No. (if applicable): ________________
Corporate Form: ______________ State of Organization: ________________
Sponsored User Representative (signature): ______________________________
Sponsored User Representative (name):______________________________
Business Address: ______________________________
Phone: ___________________Email: ______________________________
Title: ______________________________ Date: ________________



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

SPONSORED USER
LETTER OF AUTHORIZATION

To be completed, if applicable, by Sponsoring Trading Permit Holder's clearing firm (see CBOE Rule 6.20A for definitions and requirements).

To the extent Sponsoring Trading Permit Holder is not a clearing firm, Sponsoring Trading Permit Holder's clearing firm, which must be a CBOE TPH organization, hereby accepts responsibility for the clearance of Sponsored User's transactions.

Acknowledged and agreed to by Sponsoring Trading Permit Holder's Clearing Firm:

Clearing Firm's Name: ______________________________
CRD No.: ____________________ OCC No.: ____________________
Clearing Firm Representative (signature): ______________________________
Clearing Firm Representative (name): ______________________________
Phone: ____________________ Email: ______________________________
Title: ____________________ Date: ____________________

==

Accepted by CBOE:

By (Signature): ______________________________
Name: ______________________________
Title: ____________________ Date: ____________________

CBSX SPONSORED USER AGREEMENT
Attachment A-2



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax

SPONSORED USER AGREEMENT

This Sponsored User Agreement ("Agreement") is to be entered into and maintained by Sponsoring Trading Permit Holder and Sponsored User with CBSX, each as identified below, in order for Sponsored User to obtain and maintain authorized electronic access to the facilities and products specified in CBOE Rule 6.20A (see CBOE Rule 6.20A for definitions and requirements specifically traded on CBSX).

Sponsoring Trading Permit Holder acknowledges and agrees that:

(A) all orders entered by Sponsored User, any person acting on behalf of Sponsored User (e.g., employees or agents of Sponsored User), or any person acting in the name of Sponsored User (e.g., customers of Sponsored User) and any executions occurring as a result of such orders are binding in all respects on Sponsoring Trading Permit Holder;

(B) Sponsoring Trading Permit Holder is responsible for any and all actions taken by Sponsored User and any person acting on behalf of or in the name of Sponsored User;

(C) Sponsoring Trading Permit Holder will be bound by and comply with CBOE's Certificate of Incorporation, Bylaws, Rules, Circulars and procedures, as well as any other equivalent documents (the "CBOE Rules"); and

(D) Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who could obtain access to CBSX on behalf of Sponsored User (i.e., Authorized Traders) and provide that list to the Exchange upon request. In addition, Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of Sponsored Users' Authorized Traders: (i) maintain the physical security of CBSX, which includes, but is not limited to, the equipment for accessing the facilities of CBSX, to prevent the unauthorized use or access to CBSX, including the unauthorized entry of information into CBSX, or the information and data made available therein; and (ii) otherwise comply with the CBOE Rules. If the CBSX determines that Sponsored User or an Authorized Trader has caused Sponsoring Trading Permit Holder to violate the CBOE Rules, CBSX may direct Sponsoring Trading Permit Holder to suspend or withdraw Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, Sponsoring Trading Permit Holder must suspend or withdraw such status.

Sponsored User agrees:

(A) to be bound by and comply with the CBOE Rules as if Sponsored User were a CBSX Trading Permit Holder;

(B) to maintain, keep current and provide to Sponsoring Trading Permit Holder a list of persons who have been granted access to CBSX on behalf of Sponsored User ("Authorized Traders");

(C) to familiarize its Authorized Traders with all of Sponsored User's obligations under Rule 6.20A and assure that they receive appropriate training prior to any use of or access to CBSX;

(D) to not permit anyone other than Authorized Traders to use or obtain access to CBSX;

(E) to take reasonable security precautions to prevent unauthorized use or access to CBSX, including unauthorized entry of information into CBSX, or the information and data made available by CBSX and to be responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Sponsored User and any person acting on behalf of or in the name of Sponsored User, and for the trading and other consequences thereof;

(F) to establish adequate procedures and controls to permit it to effectively monitor use of and access to CBSX by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions;

(G) to pay when due all amounts, if any, payable to Sponsoring Trading Permit Holder, CBSX or any other third parties that arise from Sponsored User's use of or access to CBOE, including, but not limited to, applicable Exchange and regulatory fees; and

(H) that the Sponsoring Trading Permit Holder/Sponsored User relationship in no way conveys any "Trading Permit Holder," "TPH organization" or "associated person" status, interests or rights upon Sponsored User under the CBOE Rules. Without limiting the generality of the forgoing, Sponsored User status is non-transferable and Sponsored User has no interest in the assets or property of CBOE and CBSX, and has no right to share in any distribution of CBOE and CBSX or to vote on any matters submitted to Trading Permit Holdership for vote. In addition, Sponsored User is not considered a "member" or "associated person of a member" for purposes of the Exchange Act, or the rules and regulations thereunder, and is not subject to the disciplinary jurisdiction of CBSX.

Sponsoring Trading Permit Holder and Sponsored User must enter into and maintain this Sponsored User Agreement with the Exchange and agree to be bound by any Sponsored User Agreement Schedules issued by CBSX. Sponsoring Trading Permit Holder and Sponsored User must also enter into and maintain a customer agreement(s) establishing a proper relationship(s) and account(s) through which Sponsored User will be permitted to trade on CBSX.

To the extent any provision of this Agreement conflicts with any change in applicable law, the regulations of the Securities and Exchange Commission, or CBOE Rules, such law, regulation, or CBOE Rule shall supersede that provision.

Acknowledged and agreed to by Sponsoring Trading Permit Holder:

Sponsoring Trading Permit Holder's Full Legal Name: ________________________________
CRD No.: ______________ NSCC No.: ________________________________
Sponsoring Trading Permit Holder Representative (sign): ______________________________
Sponsoring Trading Permit Holder Representative (name and title): ______________________
Phone: ______________________Email: ________________________________
Date: ____

Acknowledged and agreed to by Sponsored User:

Sponsored User's Full Legal Name: ______________________________________
CRD No.: (if applicable): ____________________
Corporate Form: _______________ State of Organization: ______________________
Sponsored User Representative (sign): ____________________________________
Sponsored User Representative (print name and title):__________________________
Business Address: ____
Phone: ______________________Email: ________________________________
Date: ____



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

LETTER OF AUTHORIZATION

To be completed, if applicable, by Sponsoring Trading Permit Holder's clearing firm (see CBOE Rule 6.20A for definitions and requirements).

To the extent Sponsoring Trading Permit Holder is not a clearing firm, Sponsoring Trading Permit Holder's clearing firm, which must be a CBSX TPH organization, hereby accepts responsibility for the clearance of Sponsored User's transactions.

Acknowledged and agreed to by Sponsoring Trading Permit Holder's Clearing Firm:

Clearing Firm's Full Legal Name: ______________________________
CRD No.: ____________________ NSCC No.: ____________________
Clearing Trading Permit Holder Representative (sign): ____________________
Clearing Trading Permit Holder Representative (name and title): ____________________
Phone: ____________________ Email: ____________________
Date: ______________________________

==

Accepted by CBSX:

By (Signature): ______________________________
Name: ______________________________
Title: ____________________ Date: ____________________

CFLEX TRADING SYSTEM
Attachment A-3

January 2011



Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
www.cboe.org

SPONSORED USER AGREEMENT

CFLEX TRADING SYSTEM

Sponsored User may only maintain and utilize electronic access to directly enter orders through Sponsoring Trading Permit Holder on the CFLEX Trading System if Sponsored User and Sponsoring Trading Permit Holder are subject to a valid, ongoing Sponsoring Trading Permit Holder/Sponsored User relationship and are parties to an effective Sponsored User Agreement. Refer to the Sponsored User Agreement or CBOE Rules for definitions of terms used herein.

BY USING THE CFLEX TRADING SYSTEM, SPONSORED TRADING PERMIT HOLDER AND SPONSORING USER ACKNOWLEDGE AND AGREE TO THE FOLLOWING TERMS OF USE.

The use of the CFLEX Trading System is subject to this Schedule and to the CBOE Rules, including, without limiting the generality of the foregoing, Rules that limit the liability of CBOE with respect to the use of facilities of CBOE. If Sponsored User is not a CBOE Trading Permit Holder, by using the CFLEX Trading System Sponsored User agrees to be bound by and comply with the CBOE Rules as if Sponsored User were a CBOE trading permit holder with respect to Sponsored User's use of the CFLEX Trading System.

The CFLEX Trading System utilizes server software (residing on CBOE's servers) and client software (installed on Sponsoring Trading Permit Holder or Sponsored User workstation(s)) that CBOE has licensed from Cinnober Financial Technology AB ("Cinnober"). CBOE grants Sponsoring Trading Permit Holder and Sponsored User a limited, non-exclusive, non-transferable sublicense to use the Cinnober client software for the purpose of accessing the CFLEX Trading System and for no other purpose. Sponsoring Trading Permit Holder and Sponsored User (i) shall not provide their CFLEX Trading System log-on(s) to any other person; (ii) may not remove or alter any copyright, trademark or other proprietary notice that is associated with any copy of the client software that is made available; or (iii) shall not copy, translate, adapt, vary, modify, disassemble, decompile or reverse engineer any of the Cinnober client software or any Cinnober server software to which access may be obtained by means of the client software, or attempt to perform any of these actions. CBOE reserves the right, subject to the CBOE Rules and applicable law and rules of the Securities and Exchange Commission, to terminate this license and Sponsoring Trading Permit Holder's and Sponsored User's access to the CFLEX Trading System at any time without advance notice. CBOE® and FLEX® are registered trademarks and CFLEX℠ is a service mark of CBOE.

ATTACHMENT B
Sponsored User's List of Authorized Traders

Sponsored User – List of Authorized Traders

Rule 6.20A(b)(1)(ii)(D) provides that a Sponsored User agree that it will maintain, keep current and provide to the Sponsoring Trading Permit Holder a list of Authorized Traders. Rule 6.20A(b)(2) also provides in relevant part that a Sponsoring Trading Permit Holder must maintain an up-to-date list of the Sponsored User's Authorized Traders and must provide that list to the Exchange upon request.

Provide the names of the Sponsored User's initial Authorized Traders in the area below (a typed attachment with the same information will also suffice). Updates to this form must be provided to the Exchange whenever the Sponsored User adds or removes an Authorized Trader. The Exchange also recommends that the Sponsored Users have unique Authorized Trader IDs associated with each order submitted to the Exchange. Sponsored Users should provide this Authorized Trader ID information using Tag 116 (OnBehalfOfSubId) in the FIX order message, or the UserAssignedID field for orders submitted using CMi. CMi users must place "116=" in front of the Authorized Trader ID.[1]

Sponsored User Name: ______________________________

Sponsoring Trading Permit Holder Name: ______________________________

AUTHORIZED TRADER	
Name:	______________________________
Business Address:	______________________________
Phone:	______________ Fax: ______________
Email:	______________________________
Authorized Trader's unique ID:	______________

AUTHORIZED TRADER	
Name:	______________________________
Business Address:	______________________________
Phone:	______________ Fax: ______________
Email:	______________________________
Authorized Trader's unique ID:	______________

[1] If the Sponsored User is not utilizing a unique identifier for each Authorized Trader, the Exchange recommends that the Sponsored User should begin populating Tag 116 (OnBehalfOfSubId) in the FIX data with unique identifiers. CMI users should populate the UserAssignedID field in the following manner: 116=[insert unique identifier]. The Exchange recommends that unique identifiers for each Authorized Trader be used at all times. If the Sponsored User has questions concerning the format of order messages, it may contact the Exchange's API Group.

AUTHORIZED TRADER			
Name:	______________________		
Business Address:	______________________		
Phone:	______________________	Fax:	______________________
Email:	______________________		
Authorized Trader's unique ID:	______________________		
AUTHORIZED TRADER			
Name:	______________________		
Business Address:	______________________		
Phone:	______________________	Fax:	______________________
Email:	______________________		
Authorized Trader's unique ID:	______________________		

☐ Additional Authorized Traders are submitted in a separate document attached hereto.

Signature of Sponsoring Trading Permit Holder Representative: ______________________

Date: ______________________

ATTACHMENT C

Rule 6.20A, Sponsored Users

Rule 6.20A. Sponsored Users

(a) General. This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the facilities and products specified below (referred to herein as the "Exchange System(s)") and the applicable requirements that Sponsored Users and Sponsoring Trading Permit Holders are required to satisfy in order to engage in a Sponsoring Trading Permit Holder/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Trading Permit Holder for purposes of receiving electronic access to the Exchange System(s).

(b) Sponsored User. A Sponsored User may obtain and maintain authorized electronic access to the Exchange System(s), only if such access is authorized in advance by one or more Sponsoring Trading Permit Holders as follows:

(1) A Sponsored User must enter into a sponsorship arrangement with a "Sponsoring Trading Permit Holder," which is defined as a TPH organization that agrees to sponsor the Sponsored User's access to the Exchange System(s). The sponsorship arrangement consists of three separate components:

(i) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Trading Permit Holder(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the Exchange System(s).

(ii) For a Sponsored User to obtain and maintain authorized access to the Exchange System(s), the Sponsored User and its Sponsoring Trading Permit Holder must enter into a written agreement that incorporates the following sponsorship provisions:

(A) The Sponsored User and its Sponsoring Trading Permit Holder must have entered into and maintained a Sponsored User Agreement with the Exchange.

(B) The Sponsoring Trading Permit Holder acknowledges and agrees that:

(I) all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (*e.g.*, employees or agents of the Sponsored User), or any person acting in the name of such Sponsored User (*e.g.*, customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Trading Permit Holder; and

(II) the Sponsoring Trading Permit Holder is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(C) The Sponsoring Trading Permit Holder agrees that it will be bound by and comply with the Exchange's Certificate of Incorporation, Bylaws, Rules and procedures, as well as any other equivalent documents pertaining to the Exchange System(s) (the "Exchange Rules"), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Trading Permit Holder.

(D) The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Trading Permit Holder a list of persons who have been granted access to the Exchange System(s) on behalf of the Sponsored User ("Authorized Traders").

(E) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the Exchange System(s).

(F) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the Exchange System(s).

(G) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the Exchange System(s), including unauthorized entry of information into the Exchange System(s), or the information and data made available by the Exchange. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.

(H) The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the Exchange System(s) by any person acting on behalf of or in the name of The Sponsored User for compliance with the terms of these sponsorship provisions.

(I) The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Trading Permit Holder, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the Exchange System(s). Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(iii) The Sponsored User and Sponsoring Trading Permit Holder must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Trading Permit Holder of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Trading Permit Holder is not a clearing firm, the Sponsoring Trading Permit Holder's clearing firm, which must be a TPH organization, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Trading Permit Holder/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the TPH Department. If such a written notice of revocation has not been filed with the TPH Department at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Trading Permit Holder or, if applicable, the Sponsoring Trading Permit Holder's clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(2) Each Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who may obtain access to the Exchange System(s) on behalf of its Sponsored Users (*i.e.*, Authorized Traders) and must provide that list to the Exchange upon request. In addition, each Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the Exchanges System(s), to prevent the unauthorized use or access to the Exchange or the Exchange System(s), including the unauthorized entry of information into the Exchange or the Exchange System(s), or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules. If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Trading Permit Holder to violate the Exchange Rules, the Exchange may direct the Sponsoring Trading Permit Holder to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Trading Permit Holder must suspend or withdraw such status.

Adopted November 15, 2007 (06-99); amended April 10, 2008 (08-37); June 27, 2008 (08-54); June 18, 2010 (10-058).

. . . Interpretations and Policies:

.01 Sponsored Users shall be permitted for the following Exchange Systems: the FLEX Hybrid Trading System ("FLEX"), CBSX and CBOE. For FLEX and CBSX, the number of Sponsored Users shall be unlimited. Except for FLEX and CBSX, the number of Sponsored Users having electronic access to CBOE shall be limited to a total of 15 persons/entities ("Sponsored User Slots"). Sponsored User applications for the CBOE Sponsored User Slots shall be submitted to the Exchange's TPH Department in a manner acceptable to the Exchange and will be processed in the order they are received on a time-stamped basis. For applications received via facsimile or email the time-stamp shall be the time the email/facsimile is received by the TPH Department. If there are more Sponsored User applications than Sponsored User Slots, the Exchange will maintain a waitlist and use a First In, First Out ("FIFO") method for filling the 15 Sponsored User Slots. In the event a Sponsored User application is determined by the TPH Department to be incomplete, the application will not be considered to have been submitted under the FIFO method until a completed application is submitted.

Adopted June 27, 2008 (08-54); June 18, 2010 (10-058).


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

CFLEX Login Request Form

Trading Permit Holder (TPH) Name ____________________ Number of Logins Requested ______

Name of organization utilizing the login(s): ____________________

Login ID(s) Requested: ____________________ OCC Clearing #: __________

If applicable, attach to Primary Login ID: __________

Protocol: ☐ CMi ☐ FIX Trading Function: ☐ MM ☐ EA Web Access: ☐

Contact Name: ____________________

Contact Title: ____________________

Contact Phone: ____________________

Contact Email: ____________________

Software Provider: ____________________

Connectivity / Network Provider: ____________________

Production Support / NOC Contact Number: ____________________

Production Support / NOC Email: ____________________

Please fill out the above information and email the completed form as an attachment to logins@cboe.com. CBOE Exchange personnel will contact you regarding your request.

Requests to cancel an existing login must be sent to logins@cboe.com.

Questions regarding connectivity may be directed to the API group at 312-786-7300 or API@cboe.com.

Questions regarding login ids may be directed to the CFLEX Help Desk at cflex@cboe.com or the Registration Services Department at 312-786-7449 or registration@cboe.com.

Signature of TPH Authorized Representative: ____________________

Authorized Representative's Name: ____________________

Authorized Representative's Title: ____________________ Date: __________

Representative is authorized to act on behalf of the TPH: Specialist Initials: ________ Date: __________

RSD Management Review: Initials: ________ Date: __________

September 2013


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

CFLEX Web Access Request Form
(For Use by CBOE TPHs Only)

Trading Permit Holder (TPH) Name:	
First and Last Name of Associated Person of TPH Requiring Access:	
IP Address: (Please contact your network admin group to determine the external public internet IP that the TPH sends all Internet browsing traffic through. This is not the IP address of your PC. Note that this application is only available via the Internet.)	
Authorized Signatory of TPH (Name):	
Authorized Signatory Title:	
Authorized Signatory Phone:	
Authorized Signatory E-Mail Address:	
Authorized Signatory Signature:	
TPH's Operation Support:	Name:
	Phone:
	E-Mail:

Please fill out the above information and e-mail the completed form to logins@cboe.com. CBOE Exchange personnel will contact you regarding your request.

Requests to cancel an existing Web Access connection must be sent to logins@cboe.com.

Questions regarding connectivity may be directed to the API group at 312-786-7300 or API@cboe.com.

Questions regarding Web Access connections may be directed to the CFLEX Help Desk at 312-786-1941 or cflex@cboe.com or to the Registration Services Department at 312-786-7449 or registration@cboe.com.

Notes: Use of the CFLEX Web-based System is subject to the Terms and Conditions of the CBOE Web site located at: http://www.cboe.com/Common/TermsConditions.aspx.

Representative is authorized to act on behalf of the TPH: Specialist Initials: _________ Date: _____________

RSD Management Review: Initials: _________ Date: _______________

August 2013


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

NOMINEE / TPH ORGANIZATION ACRONYM / LOGIN ACTIVATION / TERMINATION

ACTIVATION

As of ________________, please make ________________________________ , ________________
Date — Nominee (if applicable) — Acronym/Login

effective for ____
TPH Organization Name

on a ☐ Market Maker Permit ☐ Floor Broker Permit ☐ Electronic Access Permit

or ☐ Not tied to a Trading Permit ☐ **TPH Organization listed above will become effective**

TERMINATION

As of ________________, please terminate ________________________________ , ________________
Date — Nominee (if applicable) — Acronym/Login

for ____
TPH Organization Name

☐ **TPH Organization listed above will terminate**

RESPONSIBLE PERSON (if applicable)

____ ________________
Responsible Person Name — Acronym/Login

JOINT ACCOUNT (if applicable)

☐ Add to joint account(s): ________/________/________/________/________

☐ Terminate from joint account(s): ________/________/________/________/________

____ ________________________
Name of Authorized Signatory of TPH Organization — Title

____ ________________________
Signature of Authorized Signatory — Date

==

REGISTRATION SERVICES DEPARTMENT USE ONLY

____________ ____
Trading Permit # — Registration Services Department Signature & Date

May 2013


CBOE

EXECUTE SUCCESS℠

CBOE TRADING PERMIT & BANDWIDTH PACKET ADDITIONS/REMOVALS

TRADING PERMIT HOLDER ORGANIZATION NAME:	
AUTHORIZED REPRESENTATIVE'S NAME:	
AUTHORIZED REPRESENTATIVE'S TITLE:	
SIGNATURE OF AUTHORIZED REPRESENTATIVE:	
EFFECTIVE DATE:	

	ADDING	REMOVING
MARKET-MAKER TRADING PERMITS:		
*SPX TIER APPOINTMENT**		
FLOOR BROKER TRADING PERMITS:		
ELECTRONIC ACCESS PERMITS:		
QUOTING & ORDER ENTRY BANDWIDTH PACKETS:		
ORDER ENTRY BANDWIDTH PACKETS:		

Please fill out the above information, indicating the action to be taken for the number of trading permits and/or bandwidth packets listed. E-mail the completed form as an attachment to tradingpermits@cboe.com. CBOE Exchange personnel will contact you regarding your request.

Trading permits and bandwidth packets will auto renew for the following month unless the Trading Permit Holder requests to have them removed. Requests to **remove trading permits** must be received by **4:00 pm on the second-to-last business day** of the prior month to cancel the Trading Permit effective at or prior to the end of the applicable month. Requests to **remove bandwidth packets** must be made by the **last day of the month** to be effective for the following month.

**Please note that if you are adding or removing an SPX Tier Appointment you must also log onto MPPI for the change to become effective.*

REGISTRATION SERVICES DEPARTMENT USE ONLY

Representative is authorized to act on behalf of the TPH: Specialists Initials: ________ Date: ____________________

____
Trading Permit Number/s

____
Registration Services Department Signature & Date

April 2014



EXECUTE SUCCESS℠

Trading Permit Holder
Electronic Stock-Option Execution Registration Form

The following steps are required of Trading Permit Holders (TPHs) routing complex orders/quotes/responses with a stock component, cross product spread (CPS), for electronic processing via the Complex Order Book or Complex Order Auction, including TPHs routing responses to Complex Order Auctions with a stock component.

1. Complete this Electronic Stock-Option Execution Registration Form and return it to the CBOE Registration Services Department (RSD) at registration@cboe.com or fax to 312-786-8140.
2. Complete certification testing with the CBOE API group.
3. Complete a brokerage agreement with an Exchange-designated stock routing broker-dealer(s).

Trading Permit Holder Name: ______________________________

Login ID/s used for CPS orders (if applicable) ____________ **OCC Number:** ________

FBW Correspondent ID/s: ____________ **PULSe Correspondent ID/s:** ____________

Stock MPIDs that TPH will utilize for stock component of complex orders/quotes/responses*:

TPH's Stock MPIDs: ❑ Add ❑ Delete

MPID	DTCC Clearing Number	MPID	DTCC Clearing Number
______	________	______	________
______	________	______	________

TPH's Stock MPID "Give-Ups": ❑ Add ❑ Delete

MPID	DTCC Clearing Number	MPID	DTCC Clearing Number
______	________	______	________
______	________	______	________
______	________	______	________
______	________	______	________
______	________	______	________

Attach additional form(s) if required.

TPH Representative Signature: ______________________________

TPH Representative Name: ______________________________

TPH Representative Title: ______________________ Date: ____________

Phone Number: ______________ E-mail Address: ______________

**The TPH must submit an updated form to RSD before routing orders/quotes/responses containing MPIDs not listed on this form and to reflect any other changes to the list of MPIDs noted above.*

FOR INTERNAL USE ONLY:

Date API certification completed: ______________

Confirmation TPH brokerage agreement with stock routing BD(s) completed: ______________


CBOE

EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

CBOE Login Request Form

Trading Permit Holder (TPH) Name ____________________ Number of Logins Requested ________

Name of organization utilizing the login(s): ____________________

Login ID(s) Requested: ____________________ OCC Clearing #: ________

If applicable, attach to Primary Login ID: ________

Protocol: ☐ CMi ☐ FIX Trading Function: ☐ MM ☐ FB ☐ EA
☐ Broker
☐ Proprietary Trading
☐ Transact Business with the Public

Add to Drop Copy ID: ☐ New ☐ Existing ________

Contact Name: ____________________

Contact Title: ____________________

Contact Phone: ____________________

Contact Email: ____________________

Software Provider: ____________________

Connectivity / Network Provider: ____________________

Production Support / NOC Contact Number: ____________________

Production Support / NOC Email: ____________________

Please fill out the above information and email the completed form as an attachment to logins@cboe.com. CBOE Exchange personnel will contact you regarding your request.

Requests to cancel an existing login must be sent to logins@cboe.com.

Questions regarding connectivity may be directed to the API group at 312-786-7300 or API@cboe.com.

Questions regarding login ids may be directed to the Registration Services Department at 312-786-7449 or registration@cboe.com.

Signature of TPH Authorized Representative: ____________________

Authorized Representative's Name: ____________________

Authorized Representative's Title: ____________________ Date: ________

Representative is authorized to act on behalf of the TPH: Specialist Initials: ________ Date: ________

RSD Management Review: Initials: ________ Date: ________

May 2014

EXHIBIT I

For the latest fiscal year of the applicant, audited consolidated financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Enclosed is a copy of CBOE Holdings, Inc.'s 2013 Annual Report and Form 10-K filed with the SEC on February 21, 2014, which includes audited consolidated financial statements for CBOE Holdings, Inc. and Subsidiaries for the fiscal year ended December 31, 2013. There are no separate audited consolidated financial statements for Chicago Board Options Exchange, Incorporated, which is a wholly-owned subsidiary of CBOE Holdings, Inc.

TOTAL OPERATING REVENUES
UP 12%. TOTAL OPTIONS AND
FUTURES VOLUME 1.2 BILLION
CONTRACTS. AVERAGE DAILY
VOLUME UP 4%. TOTAL INDEX
OPTIONS UP 22%. INCREASED
QUARTERLY DIVIDEND BY 22%.
VIX OPTIONS UP 28%. ADJUSTED
OPERATING MARGIN OF 50.8%.
SPX WEEKLYS OPTIONS UP 98%.
ADJUSTED DILUTED EPS UP 20%.
VIX FUTURES UP 67%. TOTAL
STOCKHOLDER RETURN OF 81%.

CBOE HOLDINGS

2013 Annual Report

Financial Highlights

As of or for the year ended December 31, 2013 and 2012
($ in millions, except per share amounts and closing stock prices)

Operations	2013	2012	Change
Average Daily Volume	4.71	4.54	4%
Options	4.55	4.44	3%
Futures	0.16	0.10	67%
Operating Revenues	$ 572	$ 512	12%
Adjusted Operating Income	$ 291	$ 249	17%
Adjusted Operating Margin	50.8%	48.7%	210 bps
Adjusted Net Income Allocated to Common Stockholders	$ 177	$ 148	20%
Adjusted Diluted Earnings per Share	$ 2.03	$ 1.69	20%

Stock Price Information			
Dividends Declared per Share			
Regular	$ 0.66	$ 0.54	
Special	$ 0.50	$ 0.75	
Closing Stock Price at Year End	$51.96	$29.46	

Volume Mix By Product – 2013
Percentage


3.4%
36.5%
28.7%
31.4%

Mix of Transaction Fee Revenue – 2013
Percentage


15.9%
10.2%
11.0%
62.9%

Equity Options | ETP Options | Index Options | Futures

Adjusted Operating Revenues
In Millions


$402
$433
$508
$512
$572
2009 2010 2011 2012 2013

Adjusted Operating Margin
Percentage


38.7%
40.7%
48.4%
48.7%
50.8%
2009 2010 2011 2012 2013

Adjusted Diluted EPS
In Dollars


$1.03
$1.09
$1.59
$1.69
$2.03
2009 2010 2011 2012 2013

SPX Options Average Daily Volume
In Thousands


615
696
784
698
823
2009 2010 2011 2012 2013

Figures exclude SPXpm and Mini-SPX

VIX Options Average Daily Volume
In Thousands


132
248
389
443
567
2009 2010 2011 2012 2013

VIX Futures Average Daily Volume
In Thousands


5
17
48
95
159
2009 2010 2011 2012 2013

Financial measures presented on an adjusted basis exclude certain items, including accelerated stock-based compensation, deferred revenue and other unusual items, to present a more meaningful comparison. A full reconciliation of CBOE Holdings' GAAP results to its non-GAAP results is included on page 4 of this annual report.

To Our Stockholders

2013 was a record-setting year for CBOE Holdings as total operating revenues, adjusted operating margin and adjusted net income allocated to common stockholders reached new highs for a third consecutive year. New volume records were set in S&P 500® Index (SPX℠) options, CBOE Volatility Index® (VIX®) options and futures, and index options overall, making 2013 our second-busiest year on record.

Performance

For the year, CBOE Holdings' total operating revenues increased 12 percent to $572 million, up from $512 million in 2012; adjusted operating margin rose to 50.8 percent, up from 48.7 percent; and adjusted net income allocated to common stockholders gained 20 percent to $177 million, up from $148 million. CBOE Holdings generated more than $224 million in cash from operating activities in 2013, which enabled us to return $109 million in capital to our stockholders – $58 million through dividend payments and $51 million in share repurchases. CBOE Holdings' total stockholder return was 81 percent, compared with 19 percent in 2012. We continue to take a disciplined approach to managing cash, looking first to fund the growth of our business, then to returning capital to our stockholders through sustainable quarterly dividends and opportunistic share repurchases, while also considering other strategic investment opportunities.

CBOE Holdings' total trading volume – options at Chicago Board Options Exchange (CBOE) and C2 Options Exchange (C2) and futures at CBOE Futures Exchange (CFE) – was nearly 1.2 billion contracts. Options average daily volume (ADV) rose three percent from 2012, while futures ADV posted a fourth consecutive annual record and increased 67 percent over 2012.

The year's exceptional results were driven by our team's unwavering commitment to our core mission: to create value for stockholders by generating industry-leading profit margins and growth rates through a diversified portfolio of risk management products and services. Specifically, our strategic initiatives focus on three key areas: developing and leveraging proprietary products, optimizing revenue in commoditized products and broadening our customer base – while maintaining the highest standards in market regulation.

Developing and Leveraging Proprietary Products

Product innovation most clearly differentiates CBOE Holdings. Developing and leveraging exclusive products is a cornerstone of our growth strategy. The company's diverse product offering provides investors with tools for virtually any market condition, enabling our company to attract business through changing investment climates. Our exclusive products – S&P 500 Index (SPX) options and CBOE Volatility Index (VIX) options and futures – generate our highest revenue per contract. In 2013, transaction fees generated from index options and VIX futures accounted for 79 percent of the company's total transaction fee revenue.

S&P 500 Complex

We were pleased last year to continue our longstanding partnership with S&P Dow Jones Indices (SPDJI) by extending an agreement for CBOE's exclusive rights to create and trade options on the S&P 500 Index (SPX), the S&P 100® Index (OEX®) and other derivative indexes through 2032. S&P Dow Jones is the leading name in market indexing, and CBOE is the world's leader in index option and volatility trading. The products resulting from the unique strength of each company and the collaborative nature of our partnership have revolutionized the investment landscape. More important, as the long-term nature of the extension would suggest, we share a very optimistic vision for future expansion of the index option and volatility spaces.

CBOE's S&P 500 Index options complex, which includes CBOE's flagship SPX contract – the most-actively traded index option in the U.S. – along with SPX Weeklys, SPX Quarterlys, SPX LEAPS, Mini-SPX and SPXpm, gives investors different ways to gain exposure to and trade options on the premier broad market indicator of the U.S. stock market.

Trading of CBOE's SPX products increased 18 percent in 2013. Much of the record volume was driven by a sharp increase in SPX Weeklys ADV, which grew by 98 percent in 2013, following an increase of nearly 70 percent in 2012 and a tripling of volume in 2011. Weeklys trading, created by CBOE in 2005, has brought a new base of customers, including retail investors, to our S&P 500 marketplace.

Our standard SPX option remains the index option of choice for institutional investors trading large and complex orders. We are also seeing growing use of SPX options among overseas traders and over-the-counter (OTC) market participants, as well as SPY (SPDR S&P 500 ETF Trust) options traders who are now learning the benefits of SPX relative to SPY options. We believe that educational and marketing initiatives aimed at these customer segments helped to increase SPX trading in 2013, and we are intensifying those efforts into 2014 and beyond.

VIX and Volatility

CBOE pioneered the volatility space with the creation of the CBOE Volatility Index (VIX), now considered the world's barometer of equity market volatility, in 1993. The VIX Index and VIX options and futures are the centerpiece of CBOE Holdings' volatility franchise, which includes more than three dozen products.

Volatility trading is the fastest-growing segment of our business. Volume soared to new highs in 2013 – VIX options set a seventh consecutive record, as ADV rose 28 percent, while VIX futures experienced a fourth straight record year, with ADV increasing 67 percent. Each wave of new users brings more liquidity and activity to our VIX marketplace. Perhaps more exciting, we believe we are still in the early stages of VIX trading.

Russell Indexes

In other index news, in 2013 we entered into a semi-exclusive agreement with Russell Indexes to list options on the Russell 2000® Index (RUT), the leading measure of the performance of small-cap U.S. stocks. Russell 2000 options were CBOE's third most-actively traded index option in 2013, trailing only SPX and VIX. The end of last year also saw the launch of options and futures on the CBOE Russell 2000 Volatility Index (RVX℠), enabling investors to hedge, diversify or take a directional view on volatility in the small-cap market sector.

Optimizing Revenue in Commoditized Products

CBOE Holdings continues to lead the U.S. options industry in total market share. In December 2013, CBOE and C2 accounted for 29.3 percent market share of all options traded, excluding dividend trades – the largest of any exchange group.

Competition among the industry's twelve exchanges in the multiply-listed options sector is fierce and fast changing, but we are determined to lead the daily battle for market share by leveraging our strengths: a unique product line, competing and complementary market models at CBOE and C2 and innovative pricing programs. CBOE Holdings successfully grew its market share in the highly-competitive multiply-listed options space throughout the year, ending 2013 up three percentage points over December 2012.

While multiply-listed options represented a smaller percentage of our company's overall trading volume and transaction fee revenue in 2013 due, in part, to the tremendous growth we are experiencing in our proprietary index products, we are committed to being among the leaders in multiply-listed options trading. We believe that a leadership position in this arena provides support to other revenue drivers, such as access fees and market data fees, which further optimizes our revenue opportunity.

Broadening Our Customer Base

CBOE Holdings continues to extend its customer reach, domestically and beyond, through enhanced investor education, broadening access to our marketplace and new product development.

Investor Education

Through cboe.com, our industry-leading social media program and The Options Institute℠, CBOE continues to be the "go-to" place for options and volatility trading resources. Last year we launched the CBOE Options Hub℠, a comprehensive platform that showcases CBOE's industry-leading social media program and serves as the definitive online source for up-to-the-minute news and views from the options community. We began a redesign of cboe.com to include even more options and volatility resources, while also planning to make the website easier to view across multiple devices. We also started development of a new education "app" for mobile and tablet users. The new website and education app are expected to go live in 2014.

Even as we increasingly connect with customers online and through mobile devices, large numbers of investors still wish to visit CBOE to see options and volatility trading firsthand and to attend The Options Institute. To meet the continued demand for visiting groups and students, we recently completed construction of an expanded home for The Options Institute. The new space overlooks the CBOE trading floor and includes a 100-seat auditorium equipped with state-of-the-art learning technology.

Our annual Risk Management Conference (RMC) is the premier educational forum for equity derivatives and volatility traders. With a majority of the sessions focused on SPX and VIX trading strategies, RMC attracts the financial industry's most sophisticated practitioners. While the U.S. version of RMC will celebrate its 30th anniversary in 2014, we were pleased to expand our RMC brand overseas by hosting our second European RMC last October.

Broadening Access

To broaden access to our premium products, we extended the trading day for VIX futures by five hours and 45 minutes in the fourth quarter of 2013. The extended hours respond to demand from U.S. customers for additional trading time, while also enabling European-based customers to access VIX futures during their local trading hours. Volume in the new sessions has been encouraging and perhaps more significantly, is coming from a broad universe of customers.

In 2014, we plan to expand VIX futures trading to nearly 24 hours, five days a week, which will accommodate a growing worldwide user base. We also look forward to introducing extended trading hours for SPX and VIX options.

New Products

We added a half dozen new products to our volatility franchise in 2013, including benchmark indexes such as the CBOE/CBOT 10-year U.S. Treasury Note Volatility Index, the first volatility index based on U.S. government debt, and the CBOE EFA ETF Volatility Index, a measure of market volatility in Europe, Australia, Asia and the Far East.

We see short-term volatility as a major new trading frontier and in October, introduced the CBOE Short-Term Volatility Index[SM] (VXST[SM] or "Short-Term VIX Index"). Designed to complement our VIX Index, which tracks 30-day volatility, the VXST Index is calibrated to measure 9-day volatility. Short-Term VIX options and futures, available in 2014, leverage the growing popularity of Weeklys options and volatility trading. VXST options and futures have weekly expirations, enabling traders to fine-tune the timing of their volatility trades. We envision investors using VXST options and futures to better manage near-term volatility risk, hedge short-term positions, trade event-driven market moves or create strategies to capture differences between 9- and 30-day volatility.

Positioned For Growth

Heading into 2014 and beyond, we will pursue initiatives designed to grow our company – developing and leveraging proprietary products, optimizing revenue in commoditized products and broadening our customer base. We will continue to capitalize on the favorable operating leverage inherent in our business through disciplined expense management and prudent allocation of capital. Also, we will remain committed to operating with the highest standards in compliance and market regulation. We are confident that CBOE Holdings is well-positioned for future growth and to continue to define and shape the options and volatility space for many years to come.

We thank our Board for their leadership, guidance and vision. We thank our talented and dedicated staff for their commitment to "executing success" each and every day. We thank our customers for their continued support of our marketplace. Most of all, we thank you, our stockholders, for your confidence in CBOE Holdings.







William J. Brodsky
Executive Chairman of the Board

Edward T. Tilly
Chief Executive Officer

Edward L. Provost
President and Chief Operating Officer

April 14, 2014

GAAP to Non-GAAP Reconciliation

(in millions, except per share amounts)

Reconciliation of GAAP Diluted EPS to Non-GAAP	2009	2010	2011	2012	2013
GAAP diluted EPS	$ 1.17	$ 1.03	$ 1.52	$ 1.78	$ 1.99
Adjustment to net income allocated to common stockholders (see below)	(0.14)	0.06	0.07	(0.09)	0.04
Adjusted diluted EPS	$ 1.03	$ 1.09	$ 1.59	$ 1.69	$ 2.03

Reconciliation of GAAP Net Income Allocated to Common Stockholders to Non-GAAP	2009	2010	2011	2012	2013
GAAP net income allocated to common stockholders	$106.5	$ 98.2	$136.6	$155.3	$173.9
Operating revenues – recognition of deferred access fee revenue	(24.1)				
Operating revenues – recognition of prior-period revenue		(4.4)			
Operating expenses – exercise right appeal settlement	2.1				
Operating expenses – accelerated stock-based compensation		13.0	0.5	0.3	4.0
Operating expenses – severance expense pursuant to an executive employment agreement			3.7		
Operating expenses – estimated liability related to the resolution of an SEC matter				5.0	1.0
Other income/expenses – impairment charge		1.6	0.5		0.2
Income tax provision – significant discrete items			3.9	(13.1)	
Net income allocated to participating securities – effect of reconciling items		(0.1)	(0.2)	0.1	(0.1)
Income taxes – effect of reconciling items	8.7	(4.1)	(1.9)	(0.1)	(1.6)
Adjusted net income allocated to common stockholders	$ 93.2	$104.2	$143.1	$ 147.5	$ 177.4
Per share impact of adjustments	$ (0.14)	$ 0.06	$ 0.07	$ (0.09)	$ 0.04

Reconciliation of GAAP Operating Margin to Non-GAAP	2009	2010	2011	2012	2013
GAAP operating revenues	$426.1	$ 437.1	$508.1	$512.3	$572.1
Non-GAAP adjustments noted above	(24.1)	(4.4)			
Adjusted operating revenues	$402.0	$432.7	$508.1	$512.3	$572.1
GAAP operating income	$ 177.6	$ 167.3	$ 241.6	$244.1	$285.8
Non-GAAP adjustments noted above	(22.0)	8.6	4.2	5.3	5.0
Adjusted operating income	$155.6	$175.9	$245.8	$249.4	$290.8
Adjusted operating margin	38.7%	40.7%	48.4%	48.7%	50.8%

Non-GAAP Information

In addition to disclosing results determined in accordance with GAAP, CBOE Holdings has disclosed certain non-GAAP measures of operating performance. The non-GAAP measures provided in this annual report include adjusted operating revenues, adjusted operating expenses, adjusted operating income, adjusted operating margin, adjusted net income allocated to common stockholders and adjusted diluted earnings per share.

Management believes that the non-GAAP financial measures presented in this annual report provide useful and comparative information to assess trends in our core operations and a means to evaluate period-to-period comparisons. Non-GAAP financial measures disclosed by management, including adjusted diluted EPS, are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-34774

CBOE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**20-5446972** (I.R.S. Employer Identification Number)
400 South LaSalle Street **Chicago, Illinois** (Address of principal executive offices)	**60605** (Zip Code)

Registrant's telephone number, including area code
(312) 786-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Unrestricted Common Stock, par value $0.01 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2013, the aggregate market value of the Registrant's outstanding voting common equity held by non-affiliates was approximately $4.1 billion based on the closing price of $46.64 per share of unrestricted common stock.

The number of outstanding shares of the registrant's common stock as of February 10, 2014 was 86,483,851 shares of unrestricted common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Documents	Form 10-K Reference
Portions of the Company's Proxy Statement for the 2014 Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

CBOE HOLDINGS, INC.

2013 FORM 10-K

CERTAIN DEFINED TERMS

Throughout this document, unless otherwise specified or the context so requires:

- "CBOE Holdings," "we," "us," "our" or "the Company" refers to CBOE Holdings, Inc. and its subsidiaries.
- "CBOE" refers to (1) prior to the completion of the restructuring transaction, Chicago Board Options Exchange, Incorporated, a Delaware non-stock corporation, and (2) after the completion of the restructuring transaction, Chicago Board Options Exchange, Incorporated, a Delaware stock corporation. CBOE became a wholly-owned subsidiary of CBOE Holdings, Inc. on June 18, 2010.
- "C2" refers to C2 Options Exchange, Incorporated, a wholly-owned subsidiary of CBOE Holdings, Inc.
- "CFE" refers to CBOE Futures Exchange, LLC, a wholly-owned subsidiary of CBOE Holdings, Inc.
- "CBSX" refers to CBOE Stock Exchange, LLC, a facility of CBOE that is 49.96% owned by CBOE. CBSX wholly owns National Stock Exchange, Inc. ("NSX"), a stock exchange and self-regulatory organization. CBSX is not a consolidated subsidiary of the Company.
- "CFTC" refers to the U.S. Commodity Futures Trading Commission.
- "Consent Order" refers to the Consent order that CBOE and C2 entered into with the SEC on June 11, 2013.
- "Delaware Action" refers to the lawsuit, which was entitled CME Group Inc. et al. v. Chicago Board Options Exchange, Incorporated et al. (Civil Action No. 2369-VCN) and filed in the Delaware Court on August 23, 2006, in which the CBOE and its directors were sued in the Delaware Court by the Board of Trade of the City of Chicago, Inc. ("CBOT"), CBOT Holdings, Inc. and two members of the CBOT who purported to represent a class of individuals who claimed that they were, or had the right to become, members of the CBOE.
- "Member" or "Members" refers to, prior to the completion of the restructuring transaction, any person or organization (or any designee of any organization) that held a membership in the CBOE.
- "Our exchanges" refers to CBOE, C2 and CFE.
- Unless the context otherwise requires, references to "industry" or "market" refer to the U.S. exchange-traded options and/or futures industry and market.
- The "restructuring transaction" refers to the transaction on June 18, 2010, in which CBOE converted from a Delaware non-stock corporation owned by its Members to a Delaware stock corporation and a wholly-owned subsidiary of CBOE Holdings.
- "SEC" refers to the U.S. Securities and Exchange Commission.
- "Settlement Agreement" means the Stipulation of Settlement, as amended, approved by the Court of Chancery of the State of Delaware in the Delaware Action.
- "SPX" refers to our S&P 500 Index exchange-traded options products.
- "VIX" refers to the CBOE Volatility Index methodology.

References to "options" or "options contracts" in the text of this document refer to exchange-traded securities options and references to "futures" refer to futures and securities futures contracts.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. You can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including statements in the "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from that expressed or implied by the forward-looking statements. In particular, you should consider the risks and uncertainties described under "Risk Factors" in this Annual Report.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Some factors that could cause actual results to differ include:

- the loss of our right to exclusively list and trade certain index options and futures products;
- increasing price competition in our industry;
- compliance with legal and regulatory obligations, including our obligations under the SEC Consent Order;
- decreases in the amount of trading volumes or a shift in the mix of products traded on our exchanges;
- legislative or regulatory changes;
- increasing competition by foreign and domestic entities;
- our ability to operate our business without violating the intellectual property rights of others and the costs associated with protecting our intellectual property rights;
- our ability to accommodate trading volume and order transaction traffic, including increases in trading volume and order transaction traffic, without failure or degradation of performance of our systems;
- our ability to protect our systems and communication networks from security risks, including cyber-attacks;
- economic, political and market conditions;
- our ability to maintain access fee revenues;
- our ability to meet our compliance obligations, including managing potential conflicts between our regulatory responsibilities and our for-profit status;
- our ability to attract and retain skilled management and other personnel;

- our ability to manage our growth effectively;
- our dependence on third party service providers; and
- the ability of our compliance and risk management methods to effectively monitor and manage our risks.

For a detailed discussion of these and other factors that might affect our performance, see Part I, Item 1A. of this Report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this filing.

PART I

Item 1. *Business*

Overview

CBOE Holdings, Inc. is the holding company for Chicago Board Options Exchange, Incorporated, CBOE Futures Exchange, LLC, C2 Options Exchange, Incorporated and other subsidiaries.

The primary business of the Company is the operation of markets for the trading of listed, or exchange-traded, derivatives contracts on four broad product categories: 1) options on various market indexes (index options), 2) futures on the VIX Index and other products, 3) options on the stocks of individual corporations (equity options) and 4) options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options). The Company owns and operates three stand-alone exchanges, but reports the results of its operations in one reporting segment. CBOE is our primary options market and offers trading in listed options through a single system that integrates electronic trading and traditional open outcry trading on our trading floor in Chicago. This integration of electronic trading and traditional open outcry trading into a single exchange is known as our Hybrid trading model. CFE, our all-electronic futures exchange, offers trading of futures on the VIX Index and other products. C2, launched in October 2010, is our all-electronic exchange that also offers trading for listed options, but with a different market model and fee structure than CBOE. All of our exchanges operate on our proprietary technology platform known as CBOE Command.

Since 1974, the first full year of trading on CBOE, we have grown from 5.6 million contracts on one exchange to 1.2 billion contracts on three exchanges in 2013, our most recent fiscal year.

Over the past five years, our overall volume has remained relatively flat, though we have experienced a shift in mix of products traded. The following chart illustrates annual contract volume across the different categories of products traded at the Company for the periods indicated:

	Annual Contract Volume				
	2013	2012	2011	2010	2009
Equities	433,777,204	494,289,301	516,136,937	572,688,137	634,710,477
Indexes	372,647,443	304,339,908	320,389,993	269,989,511	222,787,514
Exchange-traded products	341,023,209	311,792,122	368,364,057	276,362,700	277,266,218
Total Options Volume	1,147,447,856	1,110,421,331	1,204,890,987	1,119,040,348	1,134,764,209
Futures	40,193,447	23,892,931	12,041,102	4,402,378	1,155,318
Total Contract Volume	1,187,641,303	1,134,314,262	1,216,932,089	1,123,442,726	1,135,919,527

Our operating revenues are primarily driven by transaction fee revenues, which are generated on the contracts traded on our exchanges.

Our principal executive offices are located at 400 South LaSalle Street, Chicago, Illinois 60605, and our telephone number is (312) 786-5600.

Our web site is *www.cboe.com*. Information contained on or linked through our web site is not incorporated by reference into this Annual Report on Form 10-K.

History

CBOE was founded in 1973 as a non-stock corporation owned by its Members. CBOE was the first organized marketplace for the trading of standardized, exchange-traded options on equity securities. In 2004, CFE began operations as a futures exchange. CBOE Holdings was incorporated in the State of Delaware on August 15, 2006. In June 2010, CBOE demutualized (see "Restructuring Transaction") and CBOE, C2 and CFE became wholly-owned subsidiaries of CBOE Holdings. In October 2010, C2, the Company's all-electronic options exchange, initiated operations.

Restructuring Transaction

On June 18, 2010, CBOE converted from a non-stock corporation owned by its Members into a stock corporation that is a wholly-owned subsidiary of CBOE Holdings. In the restructuring transaction, each CBOE regular membership (an "Exchange Seat") owned by a CBOE Member on June 18, 2010 converted into 80,000 shares of Class A common stock of CBOE Holdings. Seat owners received a total of 74,400,000 shares of Class A common stock of CBOE Holdings in the restructuring transaction. In addition, certain persons who satisfied the qualification requirements set forth in the Settlement Agreement in the Delaware Action received a total of 16,333,380 shares of Class B common stock of CBOE Holdings on June 18, 2010. Pursuant to the Settlement Agreement, qualifying members of the plaintiff class received a cash payment of $300.0 million.

The initial public offering of 13,455,000 shares of unrestricted common stock, including 2,085,774 shares of unrestricted common stock sold by selling stockholders, for a price of $29.00 per share, was completed on June 18, 2010. Net proceeds to the Company after deducting underwriter's fees and commissions and other related expenses were $301.2 million. Costs directly associated with the Company's initial public offering were recorded as a reduction of the gross proceeds received in arriving at the amount recorded in additional paid-in capital.

Upon consummation of the initial public offering, the shares of Class A and Class B common stock not converted into unrestricted common stock and sold in the initial public offering automatically converted into 44,323,803 shares of Class A-1 common stock and 44,323,803 shares of Class A-2 common stock. The Company conducted tender offers in November 2010 and purchased 12,017,895 shares of Class A-1 and Class A-2 common stock. On December 15, 2010 and June 13, 2011, respectively, each remaining share of Class A-1 and Class A-2 common stock issued and outstanding converted into one share of unrestricted common stock. As a result, as of December 31, 2011, no shares of Class A-1 or Class A-2 common stock were outstanding.

Industry

Our primary business of offering exchange-traded options and futures contracts is part of the large and growing global derivatives industry. Derivatives are financial contracts whose value is derived from an underlying asset or reference value. These underlying assets and reference values include individual stocks, stock indexes, exchange-traded funds, exchange-traded notes, debt instruments, interest rates, currencies, commodities, various benchmarks related to trading and investment strategies, economic indicators and "artificial" assets such as pollution rights. The global derivatives industry includes both exchanges and a large over-the-counter market. The most common types of derivatives are options, futures and swap contracts. These products allow for various types of risk to be isolated and transferred.

Exchange-Traded Options and Futures

Options represent a contract giving the buyer the right, but not the obligation, to buy or sell a specified quantity of an underlying security or index at a specific price for a specific period of time. Options provide investors a means for hedging, speculation and income generation, while at the same time providing leverage with respect to the underlying asset. Most options traded on U.S. securities exchanges and over-the-counter are on individual equities, market indexes and ETPs.

Futures are standardized, transferable, exchange-traded contracts that require delivery of a commodity, bond, currency, stock index or other benchmark interests at a specified price and on a specified future date, which are settled in cash on CFE. Futures exchanges may also list for trading options on futures.

Trading

In the listed options market, there are currently options contracts covering approximately 4,100 underlying stocks, indexes and ETPs, among other products. The presence of dedicated liquidity providers, including market-makers, is a key feature of the options market. Market-makers collectively provide continuous bids and offers for all listed options series. Over the past decade, trading in the options market has migrated from being primarily conducted face-to-face, or "open outcry," to being primarily electronic. As a result, many liquidity providers now operate remotely, away from the physical trading floors, and the majority of options trading volume is handled and executed electronically.

Trends

Increased Number of Competitors

Over the past ten years, the number of options exchanges has more than doubled, from five exchanges to twelve. The ability to offer multiple, differentiated market and pricing models, coupled with the relative ease of introducing new exchanges on existing technology, have led to multiple exchange operators, including CBOE, operating more than one exchange. As the business continues to expand, and offer greater margins than the equity trading business, it is possible that our competitors, or new entrants into the exchange business, could open additional new options exchanges.

Price Competition

As the number of exchange participants expands, exchanges have become much more aggressive at utilizing fees to attract business. This includes both transaction fees assessed to access liquidity and incentive programs to attract order flow. Order flow, particularly customer order flow, is the primary driver of options exchange operating results. In the past several years, the competition for this business has become increasingly fierce, with both exchanges and market-makers competing to attract this order flow. This is due in part to the concentration of the routing of customer order flow with a limited number of firms, known as consolidators, who make routing decisions based on pricing and the ability to internalize order flow. Some exchanges have structured their options businesses in partnership with established market participants and order flow providers. Others offer specific payments for order flow, in addition to any economic incentives received from market-makers and other participants.

Technology

Exchanges have invested heavily in developing technology to provide functionality and performance in order to compete in the industry. Market participants continually demand improved performance and reduced latency. They expect exchanges to provide them with opportunities for price improvement and additional functionality, including risk mitigation, processing of complex orders and maximum execution quality.

Competitive Strengths

We have established ourselves as a global leader and innovator in the options industry. We believe we are well positioned to further enhance our leadership position through several key competitive strengths:

- ***Leading Brand, Reputation and Market Position.*** As the original and largest U.S. options exchange, based on both contract volume and notional value and one of the largest options exchanges in the world, we have a leading brand and reputation. Our opinions and positions on industry issues are sought worldwide.

- ***Innovative Products.*** We work closely and collaboratively with market participants to introduce new products and services to meet the evolving needs of the derivatives industry, including index options, options and futures on the VIX Index and other volatility indexes, Long-Term Equity Anticipation Securities ("LEAPS"), short duration options, including Weeklys, FLEX options and options strategy benchmark indexes.
- ***Strategic Relationships.*** As described in more detail below, we have entered into licensing agreements with index providers under which we have rights to create volatility indexes and offer options and futures products on their indexes. See "Strategic Relationships."
- ***Proprietary Technology.*** We own, operate and maintain our core trading and information technology and system, which supports both screen and floor-based trading for multiple trading models, products and matching algorithms. We also offer our Hybrid trading model on CBOE, which integrates open outcry and electronic trading into a single exchange. This offers our users a diverse pool of liquidity and the ability to execute complex strategies that may not be available on purely screen-based trading systems.
- ***Experienced Management Team.*** Our management team has extensive experience in the options industry, with the members of the senior management team having an average of over 25 years of experience in the options industry. In May 2013, William J. Brodsky, our former Chairman and Chief Executive Officer, became Executive Chairman, Edward T. Tilly assumed the position of Chief Executive Officer after being President and Chief Operating Officer, and Edward L. Provost assuming the title of President and Chief Operating Officer after serving as our Executive Vice President and Chief Business Development Officer. Our ability to promote from within demonstrates the talent and depth among senior management at our Company.

Growth Strategy

We believe that the derivatives industry, especially the listed options and futures industry, has significant growth potential, including through new participants and products. We expect to further expand our business and increase our revenues and profitability by pursuing the following growth strategies:

- ***Develop Innovative Proprietary Products.*** We intend to use licensed products and proprietary intellectual property to create proprietary products that meet the needs of the derivatives industry, both through strategic relationships and internally developed products. Specifically, we are working to increase product offerings using the proprietary VIX methodology. In 2013, we introduced options and futures on the CBOE Russell 2000 Volatility Index, and on February 13, 2014, we introduced futures on the CBOE Short-Term Volatility Index. We plan to introduce options on the CBOE Short-Term Volatility Index later in 2014 pending regulatory approval. We anticipate that our new and innovative products will help drive trading volumes by attracting new customers to our exchanges. In addition, we believe our continuing product innovations will generate increased use of our other products, in the same way that volatility products on the S&P 500 and the CBOE S&P 500 BuyWrite Index have generated additional trading activity in SPX options.

  Our proprietary products are those in which we have a property right or for which we have an exclusive license. Listed options on equities and ETPs currently may be listed on all options exchanges, while trading in our proprietary products is limited to our exchanges. Thus, our proprietary products are able to support a higher revenue per contract than multiply-listed products.

- ***Pursue International Opportunities.*** In 2013, we opened a London hub to provide European firms with a cost-efficient way to send and receive CFE data and execute trades on the exchange. We also extended the trading hours in VIX futures to allow for a post-settlement trading period (from 3:30-4:15 p.m. CT) and to coincide with European trading hours (2-7 a.m. CT). The 2-7 am extended trading session is designed to accommodate European firms that want to establish or offset VIX Index futures positions.

  We also held our second European Risk Management Conference in 2013, building on the success of both our domestic Risk Management Conference and the first European Risk Management Conference, which we held in 2012. We plan to continue pursuing international opportunities to increase trading in our products, including extending hours for trading in certain of our index options products, further expanding the hours for VIX futures trading and increasing our business development activities in Asia.

- ***Offer Compelling Economic Market Model.*** Our fee schedule provides benefits to market participants who concentrate their overall trading activity on CBOE. We believe that our fee structure encourages market participants to increase their business at CBOE by reducing the per contract fee or increasing per contract incentives based on the attainment of certain monthly volume thresholds. CBOE has a Volume Incentive Program ("VIP") that provides payments to firms that execute volume in excess of certain volume thresholds. In February 2013, we introduced an innovative pricing model on C2 that bases fees and rebates for equity options on the spread between bids and offers, or market width. We continue to enhance the offering and educate our customers about its benefits. We regularly review and update our fee schedule to provide an industry-leading economic offering.

- ***Continue to Enhance Our Trading Platform.*** We recognize that the opportunity to participate in the growth of the derivatives market will be driven in great part by the trading functionality and systems capabilities that an exchange offers to market participants. We intend to use our strong in-house development capabilities and continued investment to further harden and augment the functionality and capacity of our trading systems.

- ***Increase the Number of Users of Our Products.*** We are committed to increasing the number of users who trade our products. Specifically, we have targeted new institutional investors, including pensions and endowments, to inform about how to trade our products, especially our proprietary products. We intend to continue offering education sessions and published materials through the Options Institute. We also educate potential investors through our domestic and European Risk Management Conferences and through participation in industry events. We plan to continue these activities and look for other opportunities to grow the user base for our products.

- ***Attract Over-the-Counter Market Participants.*** We seek to attract participants from the over-the-counter market, including through our customizable FLEX options products and through offering products similar to those traded over-the-counter.

  In addition, through a set of arrangements with S&P, we permit S&P to license the Company's proprietary indexes and index methodologies for certain purposes to securities firms and other exchanges. The Company and S&P have agreed that S&P may license one or more clearing agencies to clear over-the-counter, or OTC, options based on the S&P 500 Index that meet certain criteria, and that S&P will compensate us for any transaction cleared under such a license based on the notional value of the transaction. The Options Clearing Corporation ("OCC") plans to begin offering clearing services for these products in the second quarter of 2014.

- ***Pursue Select Strategic Opportunities.*** We evaluate strategic opportunities that we believe will enhance stockholder value. We specifically look for strategic opportunities beyond our current businesses that will capitalize on our core competencies and diversify our sources of revenue.

Products

Our exchanges provide a marketplace for the trading of options and futures contracts that meet criteria established in the rules of the respective exchange. The options contracts listed for trading include options on indexes, equities and ETPs. In addition, we provide marketplaces for trading futures contracts through CFE.

- ***Index Options.*** We offer trading in options on several different broad-based market indexes, including the VIX Index, a proprietary index that we developed, which has become a widely recognized measure of equity market volatility. The index options we list include some of the most widely recognized measures of the U.S. equities market, such as the S&P 500, the Dow Jones Industrial Average ("DJIA"), the NASDAQ 100 and the Russell 2000.
- ***Equity Options.*** We offer trading in options with terms of up to nine months on the stocks of approximately 3,000 corporations. The stocks underlying our individual equity options are listed on equity exchanges.
- ***Options on ETPs.*** We offer trading in options on over 500 ETFs and ETNs based on various domestic and foreign market indexes, as well as on volatility, commodities, currencies and fixed income instruments.
- ***Futures.*** We provide a marketplace for trading nine futures products through our wholly-owned subsidiary, CFE. To date, CFE has focused on the trading of futures using the CBOE-created VIX methodology, but also provides trading in S&P 500 Variance futures.

Weeklys

Weeklys options are options that provide expiration opportunities every week. Weeklys options can provide opportunities for investors to implement more targeted buying, selling or spreading strategies. CBOE and C2 offer Weeklys options on a number of products, including SPX. Since 2010, Weeklys options as a percentage of industry options volume have grown from 2% to 21%.

LEAPS

In addition to the standard term options offered, CBOE and C2 also offer Long-term Equity AnticiPation Securities, or LEAPS, on a number of equities, ETPs and market indexes. LEAPS are long-term options contracts that allow investors to establish positions that can be maintained for a period of up to fifteen years.

Proprietary Products

The Company has developed several of its own proprietary indexes and index methodologies. These include volatility indexes based on various broad-based market indexes (such as the S&P 500, the DJIA, the NASDAQ 100 and the Russell 2000), volatility indexes based on ETFs and individual stocks, the CBOE S&P 500 Implied Correlation Index and a series of options strategy benchmarks, including BuyWrite, PutWrite and Collar indexes based on the S&P 500 and BuyWrite indexes based on other broad-based market indexes. We have also licensed others to use some of these indexes to create products and have entered into agreements whereby we have granted to others the rights to sub-license some of these indexes. The Company generates revenue from the calculation and dissemination of over thirty real-time index values for third party licensors and from the licensing of our proprietary indexes.

Strategic Relationships

The Company has long-term business relationships with several providers of market indexes. We license their indexes as the basis for indexes, index options and other products. In some instances, these licenses provide us with the exclusive right to list certain products based on these indexes. Of particular note are the following:

- ***S&P 500 and S&P 100 Indexes.*** We have the exclusive right to offer options contracts on the S&P 500 Index and the S&P 100 Index as a result of a licensing arrangement with S&P OPCO LLC, which was extended in March 2013. Our license with S&P OPCO LLC is through December 31, 2033, with an exclusive license to trade options on the S&P 500 Index through Decmber 31, 2032. We are also authorized to use the S&P 500 Index and S&P 100 for the creation of CBOE volatility indexes, such as VIX, and tradable products on those volatility indexes.
- ***DJIA.*** We have the exclusive right during standard US trading hours to offer options contracts on the Dow Jones Industrial Average ("DJIA") and certain other Dow Jones indexes through December 31, 2017 as a result of a licensing arrangement with S&P Dow Jones Indices, LLC. We are also authorized to use these indexes to create CBOE volatility indexes and trade options, futures and other products on these indexes.
- ***Russell Indexes.*** We are able to offer options contracts on the Russell 2000 and certain other Russell indexes through December 31, 2013 as a result of a licensing arrangement with Frank Russell Co. We are also authorized to create RVX, a volatility index based on the Russell 2000, and offer options, futures and other products for trading on this index.
- ***NASDAQ 100.*** We have a non-exclusive right to offer options contracts on the NASDAQ 100 Index through December 2015 as a result of a licensing arrangement with NASDAQ OMX Group, Inc. Under this license, we were authorized to create VXN, a volatility index on the NASDAQ 100, and offer options, futures or other products on this index.

Options Exchanges' Market Participants

As discussed in more detail below, our options exchanges are designed to provide reliable, orderly, liquid and efficient marketplaces for the trading of options by market participants. Our options exchanges operate quote-driven auction markets that involve a number of different market participants.

Trading Permit Holders

Purchasing a monthly Market-Maker Trading Permit (CBOE, C2), Electronic Access Permit (CBOE, C2) or Floor Broker Trading Permit (CBOE) for the respective exchange conveys "Trading Permit Holder" status on that exchange to the permit holder.

A Trading Permit Holder on one of our options exchanges is allowed to enter orders and quotes into the trading system for that exchange. Trading Permit Holder entities can execute trades for their own accounts, for clearing firm accounts, for the accounts of other permit holders or for the accounts of customers.

Applicants for Trading Permit Holder Status

Applicants for Trading Permit Holder status must have adequate financial resources and credit to assume the responsibilities and privileges of Trading Permit Holder status. All Trading Permit Holders must agree to abide by the rules and regulations of the applicable exchange. Additionally, they must comply with the provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations issued by the SEC.

Our Regulatory Services Division is the investigative arm of our exchanges with regard to compliance with exchange rules. Trading Permit Holders who are found to have violated a rule can be subject to sanctions such as fines, trading suspensions and/or expulsion from the particular exchange.

Options Trading Permits:

- *Market-Maker Trading Permits (CBOE, C2)*—As discussed in more detail under "Participant Roles," a Market-Maker Trading Permit entitles the holder to act as a market-maker, DPM, eDPM or LMM on the respective exchange, if applicable on such exchange. This permit provides an appointment credit of 1.0 (which is a measure of how many classes the Trading Permit Holder can quote), a quoting and order entry bandwidth allowance, up to three logins and trading floor access. Quoting in all classes listed on CBOE requires a minimum of thirty-three permits and an additional tier appointment must be obtained in order for a market-maker to act as a market-maker in any of SPX options, VIX options or SPXpm options.
- *Electronic Access Permit ("EAP") (CBOE, C2)*—The EAP entitles the holder to electronic access to the exchange. The CBOE EAP permit does not provide access to the trading floor. The EAP provides an order entry bandwidth allowance and up to three logins.
- *Floor Broker Trading Permit (CBOE)*—The Floor Broker Trading Permit entitles the holder to act as a Floor Broker. This permit provides an order entry bandwidth allowance, up to three logins and trading floor access.

Participant Roles

Direct access to our options marketplaces is granted through trading permits. A trading permit entitles the holder to conduct business on the exchange, including in one of the participant roles described below.

- ***Market-Maker.*** A market-maker engages in trading our products either for its own account or for the account of his or her firm, but does not act as an agent representing orders for customers. A market-maker may operate on the trading floor (CBOE only) or remotely and has certain quoting obligations in its appointed product classes. They are granted margin relief to ensure they can conduct business without requiring excessive amounts of capital. Market-makers must have a relationship with a clearing firm that will hold and guarantee their positions. The majority of trading permits in use on CBOE are used for market making.
- ***Lead Market-Maker, or LMM.*** An LMM is a market-maker that assumes special obligations with respect to providing electronic and/or open outcry quotes for specific options classes at CBOE. Currently, LMMs are utilized in SPX options and S&P 100 Index options, and as open outcry quote providers in certain classes where an off-floor DPM is providing electronic markets only. Other than in SPX, the LMMs receive participation rights in electronic and/or open outcry trading. Participation rights guarantee LMMs a minimum share of each trade for which they are on the best market. In SPX, LMMs do not receive participation rights, and four LMMs are appointed to quote simultaneously each expiration cycle.
- ***Floor Broker.*** An individual who represents orders on the CBOE trading floor as an agent is known as a floor broker. Floor brokers generally do not trade for their own account and do not receive any margin relief. They generate revenue by charging commissions to their customers for their services. A floor broker may represent orders for his firm's proprietary account in accordance with CBOE rules.
- ***Designated Primary Market-Maker, or DPM.*** A DPM is a market-maker firm that has been assigned responsibilities in certain options classes at CBOE. DPMs are obligated to provide continuous quotes in their appointed classes but at a higher standard than that of regular

market-makers. DPMs are expected to participate in business development efforts to attract business to CBOE for their appointed classes. DPMs also are granted participation rights in their appointed classes.

- ***Electronic Designated Primary Market-Maker, or eDPM.*** An eDPM is a market-maker on CBOE that has been assigned responsibilities similar to a DPM but only operates remotely, not on the trading floor. They also are granted participation rights in their appointed classes but at a lower level than that of DPMs, reflecting their slightly lesser obligations. eDPMs serve to supplement the role of the DPM and are also motivated to engage in business development efforts in their appointed classes. As of February 3, 2014, CBOE no longer offers the eDPM program.
- ***Electronic Access Permits.*** Firms that do not have any of the specified roles above have electronic access permits. These may include clearing TPHs; TPHs approved to transact business with the public; proprietary TPHs; and order service firm.

Several of the functions described above, namely, market-maker, DPM, eDPM and LMM, are often grouped together as "liquidity providers." This name refers to the fact that they all provide liquidity to the options market through their various obligations to provide to the marketplace two-sided quotes at which they are obligated to trade. Any of these liquidity providers may be designated as a preferred market-maker by a member firm routing an order to CBOE. The preferred market-maker is afforded a participation right on specific orders provided that he or she meets certain other requirements with respect to the relevant options class and quoting obligations.

CFE Market Participants

Parties are required to apply and be approved as CFE Trading Privilege Holders and obtain a CFE trading permit in order to have trading privileges on CFE. Trading Privilege Holders on CFE are allowed to enter orders into CFE's trading system and can execute trades for their own accounts or for the accounts of customers.

Under its rules, CFE has the authority to establish market-maker programs and appoint one or more DPMs, LMMs or market-makers. However, CFE does not have a DPM, LMM or market-maker program in VIX futures.

Market Model

Algorithms

At the core of the market model on all of our exchanges are matching algorithms, which are the means by which trades are executed and allocated to market participants. Our technology and the rules of our exchanges provide for a variety of different algorithms for matching buyers and sellers. Our options trading systems monitor the National Best Bid and Offer ("NBBO"), and orders are not executed at a price inferior to the displayed NBBO, except pursuant to limited exceptions provided in CBOE or C2's rules. We have the ability to apply different matching algorithms to different products in order to meet the needs of particular market segments. The setting of the matching algorithm affects the share of each trade that a market participant receives and is central to the opportunity and profit potential of market-makers and other liquidity providers.

- CBOE utilizes varying matching algorithms across its listed options classes, with different combinations of customer priority, participation rights and pro-rata, modified pro-rata or price-time depending on the product.
- C2's matching algorithm is pro-rata for ETP options classes. For equity options classes, the C2 matching algorithm is a price-time matching algorithm with customer priority and DPM participation rights.

- The matching algorithm for VIX futures on CFE is price-time priority. CFE also offers Trade at Settlement ("TAS") transactions in VIX futures, which are aimed at helping traders even out end-of-day price exposure in VIX futures.

Orders can be routed to other marketplaces via contracted brokers for execution if a better displayed price exists elsewhere. See "Regulatory Responsibilities—Options Intermarket Linkage Plan." Details on our technological capabilities, as well as key systems offerings available to customers, are described in "Technology."

Pricing

Each of our exchanges establishes a fee schedule that, among other things, sets the transaction fee for buying or selling options or futures contracts on the exchange and access fees for accessing our exchanges. CBOE utilizes a pricing model in which transaction fees are charged to most professionals, including market-makers, but are not charged for most customer orders. CBOE also has a volume incentive program, or VIP, which pays credits to permit holders for executing certain types and levels of qualifying customer business at the exchange.

C2 uses a maker-taker pricing model for ETP options in which orders that take liquidity from the marketplace are charged a transaction fee and orders that provide liquidity to the marketplace receive a rebate. In February 2013, C2 modified its pricing model for equity options to provide that market-maker, professional, broker-dealer and firm transactions are charged fees based on the width of the market.

CFE utilizes a pricing model in which transaction fees vary depending on the type of market participant on whose behalf a trade is made and on whether the trade is executed through CFE's trading system, or is a block trade or exchange of contract for a related position transaction. CFE also offers a Day Trade Fee Program that provides rebates on trades that qualify for the program.

Each of the exchanges also currently charges a fee for trading permits that allow access to our exchanges. Beginning in 2013, CBOE implemented a sliding scale for all Market-Maker Trading Permits held by affiliated Trading Permit Holders and TPH Organizations that are used for appointments in any options classes other than SPX,

Competition

CBOE is the largest options exchange in the U.S. based on both total contract volume and notional value of contracts traded. The market share for all options traded on U.S. exchanges over the past five years for CBOE and C2, combined, has ranged from 26.4% to 31.4% annually. For 2013, our market share was 27.9%.

The U.S. options industry is extremely competitive and the competition has intensified. We expect this trend to continue. We compete with a number of entities on several different fronts, including the cost, quality and speed of our trade execution, the functionality and ease of use of our trading platform, the range of our products and services, our technological innovation and adaption and our reputation. There are ten other U.S. options exchanges that are our primary direct competitors, including ISE, NASDAQ OMX NOM, NASDAQ OMX PHLX, NYSE Amex and NYSE Arca. We also compete against futures exchanges trading similar products and other financial institutions that write over-the-counter derivatives. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") legislation creates a type of marketplace called a Swap Execution Facility ("SEF"). SEFs serve as marketplaces for the matching of swap transactions. We also compete against futures exchanges and SEFs to attract OTC participants.

Most options on equities and ETPs listed and traded on CBOE and C2 are also listed and traded on other U.S. options exchanges. The options exchanges have been introducing new pricing models over the last few years in order to attempt to attract additional trades to their exchanges. These pricing models include traditional pricing, maker-taker, and ownership benefits. See "Trends—Price Competition."

Our competitive challenge is to persuade broker-dealers to route options orders to our exchanges rather than to our competitors and to convince liquidity providers to concentrate their market making activity on our exchanges. This is particularly true with respect to options on equities and ETPs. We compete through a variety of methods, including:

- Offering a fee schedule that both attracts order flow and provides incentives to liquidity providers;
- Providing advanced technology that offers broad functionality, low latency, fast execution, ease of use, scalability, reliability and security;
- Offering participants access to a broad array of products and services, including proprietary products;
- Offering market participants an efficient, transparent and liquid marketplace for trading options using traditional open outcry and our electronic platform, CBOE Command;
- Offering customers a deep, liquid market with trading mechanisms to enable potential price improvement;
- Facilitating payment for order flow through the administration of marketing fees;
- Offering market participants potential participation rights for order flow that they direct or cause to be directed to our exchanges; and
- Providing brokers and their customers with a complete source of information on options as well as extensive options education.

Technology

CBOE Command

CBOE Command, our in-house developed technology, supports trading on multiple exchanges: CBOE, C2, CFE, CBSX and OneChicago, LLC. The technology supports different products, different market models and multiple matching algorithms. As mentioned above, CBOE is a hybrid exchange, while C2, CFE, CBSX and OneChicago are fully electronic. We have licensed our technology for use by CBSX, an all-electronic stock trading facility of CBOE, and OneChicago, an all-electronic exchange for trading single-stock futures. In the Hybrid format, which is used on CBOE, CBOE Command provides features of screen-based and floor-based trading.

CBOE Command is a Java application with an infrastructure designed for high performance and low latency and is easily scalable for capacity and throughput. Peak message traffic rates are 1.8 million transactions per second. The architecture and implementation of the system allows for flexibility in allocation algorithms, a fully integrated complex order book and several auction mechanisms.

The platform supports a quote-driven options market model where liquidity providers have quoting obligations. Market-makers, DPMs, eDPMs and LMMs typically stream hundreds of millions of quotes into CBOE Command each day. To facilitate liquidity providers, CBOE Command has a number of internal risk controls, including Quote Lock and Quote Risk Monitor.

CBOE Command allows for a quick introduction of different types of derivative and securities products, including options, futures, options on futures and stock products. In addition, our system facilitates different trading models through the use of alternative configurations, allowing us to provide both hybrid and fully electronic market models. CBOE also offers CFLEX, our hybrid platform for trading FLexible EXchange Options, or FLEX options, built on the CBOE Command platform.

In 2012, CBOE moved its primary data center from the CBOE building in Chicago to a data center location in New Jersey to eliminate distance latency. The move also introduced enhanced versions of firm interface protocols and a complete operating system upgrade of CBOE Command from Solaris to Redhat Linux.

Hybrid Trading Model

All CBOE products trade with an electronic and open-outcry component where both are integrated to function as a single market. Our Hybrid trading model is supported by state-of-the-art technology, including the CBOE Command trading platform. For our a.m.-settled SPX options and p.m.-settled SPX Quarterlys, certain of the electronic trading features are differently configured to better suit the needs of customers in those products and resulting in a higher rate of open-outcry trading.

CBOE market-makers stream their own individual quotes, in products other than SPX and SPXQ (where only LMMs stream quotes), into the CBOE trading engine and, if on the floor, engage in open outcry transactions in their trading crowd. Our Hybrid trading model allows CBOE to offer the best of both electronic and open outcry trading models.

Trade Match, Ticker Plant and Market Data

The Trade Match system is built on the same technology as CBOE Command. It matches trades and sends them to OCC, which settles and clears the trades. The Trade Match system provides matched trade information and post-trade allocation functionality to clearing firms and brokers through a web-based interface and an application programming interface, or API.

Both incoming and outgoing market data is vital to the operations of our exchanges and to market participants. Our ticker plant, XTP, takes in market data feeds from OPRA, CTS/CQS, NASDAQ, CME Group and other sources and disseminates the data internally to other systems on a publish/subscribe basis. XTP's most recent processing peak was 7.5 million messages per second, or MPS, inbound from OPRA, with over 14.6 billion messages per day. XTP and our Index Calculation systems allow CBOE to calculate numerous different types of indexes and add new ones as required.

Market data is sent to OPRA, CTS/CQS, NASDAQ data vendors and to Trading Permit Holders via our APIs, including FIX and CMi, CBOE Financial Network and CBOE Streaming Markets ("CSM"), described below.

Our exchanges generate valuable information regarding the prices of our products and the trading activity in our exchanges. For options, market data relating to price and size of market quotations and the price and size of trades is collected and consolidated by OPRA. OPRA disseminates the information for a fee to vendors who redistribute the data to brokers, investors and other persons or entities that use our markets or that monitor general economic conditions. After costs are deducted, the fees collected are distributed among OPRA's exchange participants based on their cleared transactions pursuant to the OPRA Plan. As of December 2013, our market data was displayed on approximately 149,000 terminals worldwide. See "Regulatory Environment and Compliance" for further information on OPRA.

Our subsidiary, Market Data Express, LLC ("MDX") sells historical options data and real-time data index values. It also provides market data through , a proprietary streaming data feed. In 2014, we plan to enhance CSM's offerings to include market depth.

Disaster Recovery

We operate and maintain geographically diverse disaster recovery facilities that essentially replicate the systems available in our primary data center for CBOE and CFE. We expect that the disaster recovery facilities can be up and running in a short period and are working with our market participants to ensure that the marketplace can be quickly reopened. We continue to work to improve both the availability of our systems and our disaster recovery facilities, including through simulation testing.

Clearing System

The OCC acts as the issuer, counterparty and guarantor for all options contracts traded on our options exchanges and other U.S. options exchanges. Upon execution of an options trade, we transmit to the OCC a record of all trading activity for clearing and settlement purposes. The OCC fulfills these same functions for futures products traded on CFE.

Regulatory Environment and Compliance

The following discussion covers the more significant areas of regulation of us by the SEC and the Commodity Futures Trading Commission ("CFTC").

Recent Developments

Laws and regulations regarding our business are frequently modified or changed, including in response to adverse financial conditions, new products, competition or at the request of market participants. The following is a summary of certain recent regulatory developments that may impact our business.

Consolidated Audit Trail ("CAT")

In 2012, the SEC directed the self-regulatory organizations, or SROs, through a new regulation, to submit a plan to create, implement and maintain a consolidated audit trail ("CAT"), which would serve as a comprehensive audit trail of orders that will allow regulators to efficiently and accurately track all activity in Regulation NMS securities in the U.S. market. The regulation requires, among other things, that, upon implementation of a plan, data be reported to a central repository the following day by each exchange and broker dealer. We are working with the other SROs to develop the plan to implement a consolidated audit trail, which is required to detail technological and compliance aspects of the plan and the costs to implement the plan, among other details. The SROs are required to submit the plan by September 30, 2014, with a phased implementation over the three years following the effectiveness of the plan. The exchanges and their participants are likely to incur significant costs related to the implementation of the consolidated audit trail requirements.

Regulation System Compliance and Integrity ("Reg SCI") and Working Group Initiatives

On March 8, 2013, the SEC proposed a new regulation, Regulation Systems Compliance and Integrity, "Reg SCI" under the Securities Exchange Act. As proposed, Reg SCI would require "SCI Entities," which includes self-regulatory organizations like CBOE and C2, to comply with security and capacity requirements with respect to their systems and accompanying compliance procedures. The proposed regulation would replace and codify the current Automation Review Policy. Under the proposed Reg SCI, CBOE and C2 would be required to establish written policies and procedures reasonably designed to ensure that their systems have adequate integrity to ensure a resilient market in the event of a disruption. This includes, for example, each exchange ensuring that it has adequate disaster recovery facilities that are geographically diverse from the exchange's systems. It also requires timely and substantial notification to be made to the SEC in the event an exchange experiences any system interruption or interference. The SEC has also established various working groups of exchanges to focus on improving market resiliency, including regarding regulatory halts, trade nullification and additional market protections. As proposed, Reg SCI and the other SEC mandated working group initiatives are very complex, and, as such, compliance with the final rules may require significant resources.

CFTC Core Principles

Dodd-Frank amended the core principles with which designated contract markets like CFE must comply under the Commodity Exchange Act. In 2012, the CFTC adopted a number of new regulations applicable to designated contract markets ("DCMs") in order to implement the amended core principles. These regulations related to, among other things, compliance with rules, prevention of market disruption, financial integrity of transactions, disciplinary procedures, system safeguards and financial resources. As a result, CFE implemented a number of new rules, policies and procedures in relation to these new requirements.

One aspect with respect to the amended core principles applicable to DCMs that remains pending relates to amended Core Principle 9. Core Principle 9 requires each DCM to provide a competitive, open and efficient market and mechanism for executing transactions that protects the price discovery process of trading in the DCM's centralized market. CFTC regulations to implement Core Principle 9 remain pending and may address the extent to which a DCM may permit block trades and exchanges of derivatives for related positions in its products to occur through the DCM outside of the DCM's centralized market. CFE cannot predict or estimate the extent to which these regulations may affect CFE or its operations.

Risk Controls

In 2013, the CFTC issued a concept release that sought public comment regarding a series of existing and potential pre-trade risk controls; post trade reports and other post-trade measures; system safeguards related to the design, testing, and supervision of automated trading systems; and additional protections designed to promote safe and orderly markets. The concept release was intended to serve as a platform for cataloguing existing industry practices, determining their efficacy and implementation to date and evaluating the need for additional measures, if any. The concept release did not include any proposed new regulations but could lead to the proposal by the CFTC of additional regulations in this regard that could impact CFE or its operations.

Agency Rulemaking Areas

In addition to the above identified areas, the SEC has been directed under Dodd-Frank to implement many new rules, both alone and in conjunction with the CFTC. These areas include portfolio margining and swap clearing and execution.

Thee SEC has proposed rules, including options fee caps and banning flash orders, that it has not acted upon. While we do not expect the SEC to take action with respect to options fee caps or banning flash orders, as these proposals are dated, if one or both of the proposals were adopted, they could cause significant changes to our market that may reduce our revenue per contract or reduce the volume of trading on our exchanges.

Compliance

Securities Industry-CBOE and C2

Federal securities laws have established a two-tiered system for the regulation of securities exchanges and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws. The second tier consists of self-regulatory organization ("SROs"), which are non-governmental entities that must register with and are regulated by the SEC. CBOE and C2 are SROs, each registered under Section 6 of the Exchange Act as a "national securities exchange" and are subject to oversight by the SEC. CBSX, which is not an SRO, is a stock trading facility of CBOE. As a facility, CBOE is responsible for the regulation of the CBSX marketplace and the following discussion of CBOE's responsibilities includes the responsibility to provide regulation for CBSX and CBOE's other facilities. In addition, National Stock Exchange, Inc. ("NSX") is a stock exchange that is a self-regulatory organization, wholly owned by CBSX. CBOE is committed to support NSX in fulfilling its self-regulatory responsibilities.

SROs in the securities industry are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, an exchange must successfully undergo an application and review process with the SEC prior to beginning operations. Among other things, the SEC must determine that the SRO has the ability to comply with the Exchange Act and to enforce compliance by its members and persons associated with its members with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange.

In general, an SRO is responsible for regulating its members, known as TPHs at CBOE and C2, through the adoption and enforcement of rules governing the business conduct of its members. The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs and, among other things, provide that one or more directors be representative of issuers or investors and not be associated with a member of the exchange or with a broker or dealer. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Securities Exchange Act.

As registered national securities exchanges, virtually all facets of our CBOE and C2 operations are subject to the SEC's oversight, as prescribed by the Exchange Act. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. Furthermore, as SROs, CBOE and C2 are potentially subject to regulatory or legal action by the SEC or other interested parties. The SEC also has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses, suspend or revoke our designation as a registered securities exchange or to remove or censure any of our officers or directors who violate applicable laws or regulations.

As part of its regulatory oversight, the SEC conducts periodic reviews and inspections of exchanges, and CBOE and C2 have been subject to such routine reviews and inspections. To the extent such reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business. We collect certain fees derived from our regulatory function and fines in connection with our disciplinary proceedings. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from the regulatory fees and fines cannot be used for non-regulatory purposes.

CBOE and C2 are also subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make certain records available to the SEC for examination.

Section 19 of the Exchange Act also provides that we must submit to the SEC proposed changes to any of CBOE's or C2's rules, including revisions of their certificates of incorporation and bylaws. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC's action is designed to ensure that the CBOE's and C2's Rules and procedures are consistent with the Exchange Act and the rules and regulations under the Exchange Act. Certain categories of rule changes, like fee changes, can be effective on filing, but the SEC retains the ability to suspend or reject such filings within a prescribed period of time.

Consent Order

On June 11, 2013, CBOE and C2 entered into a Consent Order with the SEC (the "Consent Order"), under which CBOE and C2 were censured, ordered to cease and desist from violating certain sections of the Securities Exchange Act, paid a fine of $6 million and agreed to complete certain undertakings. These undertakings include conducting a review of our regulatory programs, enterprise risk management and business influences on regulation, reviewing business practices to ensure compliance with the rules of the exchanges and implementing training programs for employees. The Consent Order also requires on-going certifications by the Company's Chief Executive Officer and Chief Regulatory Officer for five years following the completion of certain of the undertakings. As of the date of this filing, CBOE and C2 have certified to their compliance with each of the undertakings that were required to be certified to within the time frames indicated in the Consent Order.

CBOE Holdings

Certain aspects of CBOE Holdings are also subject to SEC oversight, including certain ownership and voting restrictions on its stockholders. The focus of the SEC's regulation of CBOE Holdings is to assure fair representation of Trading Permit Holders in the selection of CBOE and C2 directors, public participation in the governance of CBOE and C2 and that CBOE and C2 can satisfy their regulatory responsibilities under the Exchange Act. Furthermore, the SEC requires that CBOE Holdings give due regard to the preservation of the independence of the self-regulatory function of CBOE and C2 and to CBOE Holdings' obligations to investors and the general public. The SEC also requires that CBOE Holdings not take any actions that would interfere with the effectuation of any decisions by the board of directors of CBOE, C2 or National Stock Exchange, Inc. ("NSX") relating to their regulatory functions or the structure of the market that it regulates or that would interfere with the ability of the exchanges to carry out their responsibilities under the Exchange Act. To the extent that CBOE Holdings' business activities involve or relate to the exchanges, the officers and directors of CBOE Holdings may be deemed to be officers and directors of the exchanges for purposes of and subject to oversight under the federal securities laws. Accordingly, the SEC may exercise direct supervision and disciplinary authority over certain CBOE Holdings' activities and those activities may be subject to SEC approval and, in some cases, public notice and comment.

Futures Industry-CFE

The operations of CFE are subject to regulation by the CFTC under the Commodity Exchange Act. The Commodity Exchange Act generally requires that futures trading in the United States be conducted on a commodity exchange designated as a contract market by the CFTC under the Act. The Commodity Exchange Act and CFTC regulations establish criteria for an exchange to be designated as a contract market on which futures and futures options contracts may be traded. Designation as a contract market for the trading of a specified futures contract is non-exclusive. This means that the CFTC may designate additional exchanges as contract markets for trading the same or similar contracts.

CFE is a designated contract market that is subject to the oversight of the CFTC and to a variety of ongoing regulatory and reporting responsibilities under the Commodity Exchange Act. As a designated contract market, CFE is required to comply with the core principles under the Commodity Exchange Act that are applicable to designated contract markets and with related CFTC regulations. CFE has surveillance and compliance operations and procedures to monitor and enforce compliance by Trading Privilege Holders with CFE rules. If CFE fails to comply with applicable laws, rules or regulations, CFE may be subject to censure, fines, cease-and-desist orders, suspension of its business, removal of personnel or other sanctions, including revocation of CFE's designation as a contract market.

The National Futures Association ("NFA") performs many regulatory functions for CFE pursuant to a Regulatory Services Agreement with CFE. CFE retains overall responsibility for the regulation of its marketplace. CFE also remains responsible for bringing disciplinary actions against Trading Privilege Holders, including the ability to issue fines in the case of serious rule violations. In the case of financially distressed Trading Privilege Holders, CFE may take various emergency actions to protect customers, other Trading Privilege Holders and CFE. CFE is also a party to cooperative and regulatory information sharing agreements with other SROs and is a member of the Intermarket Surveillance Group, described below.

Regulatory Responsibilities

Our options exchanges are responsible for assessing the compliance of their Trading Permit Holders with the respective exchange's rules and the applicable rules of the SEC. The main activities that the exchanges engage in to measure compliance with these rules include:

- surveillance designed to detect violations of exchange trading rules;
- surveillance designed to detect possible manipulation and violations of other SEC rules;
- the further investigation of matters deemed to be problematic;
- the investigation of complaints about possible rule violations brought by customers, members or other SROs; and
- the examination of CBOE and C2 Trading Permit Holders for compliance with rules such as those related to net capital, books and records, market access and other matters related to the Trading Permit Holders' exchange business function.

As further described below, each options exchange is also responsible for reviewing its Trading Permit Holders' activities related to the conduct of business directly with public customers, or sales practice.

In order to ensure market integrity, we regulate and monitor our Trading Permit Holders' trading activities. Providing effective regulation is important for attracting and retaining the confidence and participation of market-makers, broker-dealers and institutional and retail investors.

We expend considerable time, financial resources and effort to ensure that the exchanges' rules and regulations conform to regulatory best practices within the securities exchange industry and within the regulatory regime overseen by the SEC, our primary regulator. In order to support our efforts and those of our market participants to comply with applicable law and our options exchange rules, we have developed our own automated market surveillance systems to monitor market activity on our options exchanges and across U.S. options market.

As part of the self-regulatory process, disciplinary matters, other than minor matters covered by our Minor Rule Violation Plan, are reviewed by our Business Conduct Committee, which includes both market participants and public representatives. CBOE, C2 and CFE are participants in the Intermarket Surveillance Group ("ISG"). ISG is an international information-sharing cooperative governed by a written agreement that provides for a comprehensive surveillance sharing arrangement. In addition to the agreement for confidential information sharing, the ISG provides a framework for the coordination of regulatory efforts among exchanges trading securities, commodity futures and related products to address potential intermarket manipulations and trading abuses.

We collect certain fees derived from our regulatory function and fines in connection with our disciplinary proceedings. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from the regulatory fees and fines cannot be used for non-regulatory purposes.

Besides the provision of insider trading regulatory services by CBOE to the other U.S. options exchanges under the Options Regulatory Surveillance Authority Plan (see below), CBOE currently provides significant regulatory services under two Regulatory Service Agreements to three exchanges.

Rule 17d-2 Agreements

Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate certain regulatory responsibilities to avoid duplicative oversight and regulation. Under Exchange Act Rule 17d-1, the SEC designates one SRO to be the Designated Examining Authority ("DEA") for each broker-dealer that is a member of more than one SRO. The DEA is responsible for the regulatory oversight of the financial responsibility aspects of that broker-dealer. We are the DEA for many of our members.

Exchange Act Rule 17d-2 permits SROs to enter into agreements, commonly called Rule 17d-2 agreements, which are approved by the SEC and concern the enforcement of rules applicable to all of those SROs and relating to members those SROs have in common. We have entered into Rule 17d-2 agreements under which the Financial Industry Regulatory Authority ("FINRA") is allocated responsibility for enforcing rules related to options sales practices with respect to CBOE and C2 Trading Permit Holders and insider trading rules and certain other rules with respect to CBSX Trading Permit Holders. We have entered into other Rule 17d-2 agreements that allocate responsibility to each SRO for ensuring that their allocated common members comply with rules governing expiring exercise declarations, options position limits and large options position reporting and position adjustments. Finally, we have entered into a Rule 17d-2 agreement that allocates certain responsibilities under Regulation NMS to a market participant's DEA.

ORSA Plan

The SEC approved a national market system plan named the Options Regulatory Surveillance Authority Plan ("ORSA Plan") with the purpose of permitting the U.S. securities options exchanges to act jointly in the administration, operation and maintenance of a regulatory system for the surveillance, investigation and detection of the unlawful use of undisclosed, material information in trading in one or more of their markets. Through the sharing of the costs of these regulatory activities and the sharing of the regulatory information generated under the ORSA Plan, the ORSA Plan is intended to enhance the effectiveness and efficiency with which the exchanges regulate their respective markets and the national market system for options and to avoid duplication of certain regulatory efforts. The ORSA Policy Committee delegated the operation of the surveillance and investigative facility contemplated by the ORSA Plan to CBOE. The exchanges have entered into a Regulatory Services Agreement with CBOE, as service provider, pursuant to which CBOE performs certain regulatory and surveillance functions under the ORSA Plan and uses its automated insider trading surveillance system to perform these functions on behalf of the exchanges.

OPRA Plan, CTA Plan and NASDAQ Unlisted Trading Privileges Plan

Like all U.S. options exchanges, CBOE and C2 are member exchanges in OPRA, a limited liability company. The OPRA limited liability company agreement sets forth a system for reporting options information that is administered by the member exchanges through OPRA, consisting of representatives of the member exchanges. OPRA is the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the U.S., and it disseminates certain core trading information, such as last sale reports and quotations. We also participate in the Consolidated Tape Association, or CTA, the Consolidated Quotation Plan, or CQ Plan, and the NASDAQ Unlisted Trading Privileges Plan, which perform analogous services for the U.S. equities market. NYSE Technologies, formerly the Securities Industry Automation Corporation, acts as the "processor" for OPRA, CTA and the CQ Plan. NASDAQ acts as the processor for the NASDAQ Unlisted Trading Plan.

Options Intermarket Linkage Plan

We are a party to the Options Order Protection and Locked/Crossed Market Plan, known as the Options Intermarket Linkage Plan, which is designed to facilitate the routing of orders between exchanges in furtherance of a national market system. The principal purposes of the plan are to promote price protection and to assure that brokers may execute investors' orders at the best market price, the "National Best Bid and Offer" ("NBBO"). The plan requires price protection of an exchange's best displayed bid or offer when the bid or offer is at the NBBO. Under the plan, direct exchange-to-exchange access through broker-dealers is used to transmit intermarket sweep orders similar to sweep orders that are available in the stock market under Regulation NMS. Undisplayed bids and offers and bids and offers at prices that are inferior to an exchange's best bid or offer do not receive protection under this plan.

Options Listing Procedures Plan and Symbology Plan

We are a party to the Options Listing Procedures Plan, which sets forth the procedures that the options exchanges must follow to list new options. We are also a party to the National Market System Plan for the selection and reservation of securities symbols.

Intellectual Property

We own or have rights to a number of intellectual property assets, including trademarks, service marks, domain names, trade names, copyrights, trade secrets and patents. While the majority of our intellectual property is protected under U.S. law, we have many intellectual property assets protected by laws in Europe, Asia and other parts of the world. We license some intellectual property assets to other entities. While we consider our intellectual property to be valued assets, we do not believe that our competitive position is wholly dependent on intellectual property. We attempt to protect our intellectual property rights, while respecting the legitimate intellectual property rights of others.

Employees

As of December 31, 2013, we employed 650 individuals. Of these employees, 259 were involved in systems development or operations, 121 were involved in direct support of trading operations and 148 were involved in regulatory activities. The remaining 122 employees provide business development, product development, education, financial, human resources, legal, planning and research, administrative and managerial support.

We have eight building engineers that are covered by a collective bargaining agreement, which expires on May 31, 2015, with the International Union of Operating Engineers Local 399, AFL-CIO. Management believes that we have strong relationships with our employees and we have never experienced a work stoppage.

Executive Officers of CBOE Holdings

Set forth below is information regarding our executive officers and certain other key employees:

Name	Age	Position
Edward T. Tilly	50	Chief Executive Officer
Edward L. Provost	61	President and Chief Operating Officer
Alan J. Dean	59	Executive Vice President, Chief Financial Officer and Treasurer
Joanne Moffic-Silver	61	Executive Vice President, General Counsel and Corporate Secretary
Gerald T. O'Connell	62	Executive Vice President and Chief Information Officer
David S. Reynolds	60	Vice President and Chief Accounting Officer

Edward T. Tilly. Mr. Tilly is our Chief Executive Officer. He has served in that capacity since May 2013. Prior to becoming CEO, Mr. Tilly served as President and Chief Operating Officer from November 2011, and Executive Vice Chairman from August 2006 until November 2011. He was a member of CBOE from 1989 until 2006, and served as Member Vice Chairman from 2004 through July 2006. Mr. Tilly serves on the board of directors of the OCC. He holds a B.A. degree in Economics from Northwestern University.

Edward L. Provost. Mr. Provost became our President and Chief Operating Officer in May 2013. Prior to that, Mr. Provost served as Executive Vice President and Chief Business Development Officer. He served as the head of our Business Development Division since 2000 and has been employed at the Company since 1975. He holds a B.B.A. in Finance from Loyola University of Chicago and an M.B.A. from the University of Chicago Graduate School of Business.

Alan J. Dean. Mr. Dean is our Executive Vice President, Chief Financial Officer and Treasurer. He has served in that capacity since 1988 and has been employed at the Company in the financial area since 1979. Mr. Dean serves on the board of directors of The Institute for Transfusion Medicine. He is a CPA, and he holds a B.S. degree in Accounting from Western Illinois University and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

Joanne Moffic-Silver. Ms. Moffic-Silver is our Executive Vice President, General Counsel and Corporate Secretary. She has served in that capacity since 1997 and has been employed as an attorney at the Company since 1980. She is currently a member of the executive committee of the board of advisors of Northwestern University School of Law and a member of the Chicago Network. Ms. Moffic-Silver received her B.A. degree from the University of Wisconsin-Madison (Phi Beta Kappa). Ms. Moffic-Silver received her J.D. degree with honors from Northwestern University School of Law.

Gerald T. O'Connell. Mr. O'Connell is our Executive Vice President and Chief Information Officer. He has served in that capacity since 1993 and has been employed at the Company since 1984. He holds a B.S. degree in Mathematics from Lewis University and a J.D. degree from John Marshall Law School.

David S. Reynolds. Mr. Reynolds is our Vice President and Chief Accounting Officer. He has served in that capacity since May 2009. Prior to that, Mr. Reynolds was with Hudson Highland Group, Inc., where he served in various roles including vice president, controller and chief accounting officer. From February 2005 to February 2007, Mr. Reynolds was vice president, controller and chief accounting officer of Bally Total Fitness Corporation. Prior to that, he spent twenty-two years in various financial roles at Comdisco, Inc., rising to senior vice president and controller. Mr. Reynolds began his career at Ernst & Young. Mr. Reynolds is a certified public accountant and a certified cash manager. He is a graduate of Lehigh University where he obtained an M.B.A. and a B.S. in Finance.

Available Information

Our website is www.cboe.com. The Company files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Company makes available, free of charge, on its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The Company's reports filed with, or furnished to, the SEC are also available on the SEC's website at www.sec.gov.

In addition, we have posted on our website the charters for our (i) Audit Committee, (ii) Compensation Committee, and (iii) Nominating and Governance Committee, as well as our Code of Business Conduct and Ethics and Corporate Governance Guidelines. We will provide a copy of these documents without charge to stockholders upon written request to Investor Relations, CBOE Holdings Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

Item 1A. *Risk Factors*

Certain statements contained in this report under various sections, including "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements." These risks could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Business

Loss of our right to exclusively list certain index options and futures could have a material adverse effect on our financial performance.

We hold exclusive licenses to list securities index options on the S&P 500 Index, the S&P 100 Index and the DJIA, granted to us by the owners of such indexes. In 2013, approximately 41.6% of our transaction fees were generated by our semi-exclusive and exclusively-licensed index products, the bulk of which are attributable to our S&P 500 Index options products, which are our largest products by revenue. As a result, our operating revenues are dependent in part on the exclusive licenses we hold for these products.

There is a risk, with respect to each of our current exclusive licenses, that the owner of the index may not renew the license with us on an exclusive basis or at all. In the first event, we would be subject to multiple listing in the trading of what is now an exclusive index product, which could result in a loss of market share and negatively impact our profitability. In the second event, we could lose the right to list the index product entirely. The loss or limited use of any of our exclusive index licenses, especially for the S&P 500 Index, for any reason could have a material adverse effect on our business and profitability. See "Business—Products—Strategic Relationships" for a discussion of these licenses and their expiration dates.

We also list for trading volatility products based on our proprietary VIX methodology. Combined, our volatility-based options and futures accounted for 36.4% of our transaction fees in 2013. If we are unable to retain our proprietary rights in the VIX methodology, our volatility products could be subject to multiple listing or loss of the ability to offer these products for trading, which could have a material adverse effect on us.

In addition, the European Union Parliament, Council of the EU and EU Commission have reached an agreement in principle on legislation that would require European exchanges to provide non-discriminatory access to benchmarks, like index options. While similar legislation has not been proposed in the United States, if it were passed, it could cause us to lose our property rights in our internally developed and licensed index products.

Furthermore, our competitors may succeed in providing a market for the trading of index-based or volatility products that are economically similar to those that we offer. It is also possible that a third party may offer trading in index-based products that are the same as those that are the subject of one of our exclusive licenses, but in a jurisdiction in which the index owner cannot require a license or in a manner otherwise not covered by our exclusive license.

The value of our exclusive licenses to list securities index options also depends on the continued ability of index owners to require licenses for the trading of options based on their indexes. Although we and the index owners have prevailed in legal actions challenging our rights to exclusively license indexes, we may be subject to legal or other action taken in the future that might impede our ability to exclusively license indexes.

We agreed with S&P that it may license one or more clearing agencies to clear OTC options based on the S&P 500 Index that meet certain criteria and that S&P will compensate us for any transaction cleared under such a license based on the notional value of the transaction. Although we expect these transactions to generate incremental revenue, the clearing of options on the S&P 500 Index that are traded OTC could lead to the migration to the OTC market of some trades that today would be entered into on our exchanges, and there can be no assurance that the revenue gained will replace the revenue lost due to any migration.

Our business may be adversely affected by price competition.

The business of operating options exchanges is characterized by intense price competition. The pricing model for trade execution for options has changed in response to competitive market conditions and we and our competitors have adjusted our transaction fees and fee structures accordingly, including by opening new exchanges, which allow them to offer multiple pricing models that can appeal to different segments of market participants. These changes have resulted in significant pricing pressures on us, especially on transaction fees for our multiply-listed products. As a result of these pricing pressures, our average rate per multiply-listed contract has decreased from $0.179 in 2011 to $0.109 in 2013. It is likely that this pressure will continue and even intensify as our competitors continue to seek to increase their share of trading by further reducing their transaction fees or by offering other financial incentives to order providers and liquidity providers to induce them to direct orders to their markets.

In addition, one or more competitors may engage in aggressive pricing strategies and significantly decrease or completely eliminate their profit margin for a period of time in order to capture a greater share of trading volume. Some order-providing firms on our exchanges have taken ownership positions in options exchanges that compete with us and such exchanges have given those firms added economic incentives to direct orders to them. As a result of these competitive developments, our market share of total options traded in the U.S. fell from approximately 31.4% in 2009 to approximately 27.9% in 2013.

Like nearly all of the other options exchanges, our options exchanges charge an options regulatory fee or ORF to Trading Permit Holders based on the total number of customer contracts cleared by that Trading Permit Holder, regardless of the exchange on which the trade is executed. Along with fines and other regulatory fees, the ORF revenues may only be used to support our regulatory functions. We may face competitive pressures to reduce or not increase the ORFs on our exchanges, and if we are unable to maintain or, if necessary, increase the ORFs, our results of operation may be adversely affected.

If any of these events occur, our operating results and profitability could be adversely affected. For example, we could lose a substantial percentage of our share of trading if we are unable to price transactions in a competitive manner. Also, our profits could decline if competitive pressures force us to reduce fees.

We operate in a highly regulated industry and may be subject to censures, fines and other legal proceedings if we fail to comply with legal and regulatory obligations.

CBOE and C2 are registered national securities exchanges and self-regulatory organizations, or SROs, and, as such, are subject to comprehensive regulation by the SEC. In addition, CBSX is a stock trading facility of CBOE and CBOE regulates CBSX. In December 2011, CBSX acquired NSX, a registered national securities exchange that offers a market for trading stocks. While NSX is not a facility of CBOE, in the acquisition, CBOE committed to support NSX in fulfilling its self-regulatory responsibilities. CFE is a designated contract market registered with the CFTC and is subject to comprehensive regulation by the CFTC.

In addition to the requirements related to operating our markets imposed by the SEC and the CFTC, we also have certain responsibilities for regulating the firms that trade on our exchanges. While we have entered into agreements under which other SROs with respect to our options exchanges, and NFA with respect to our futures exchange, provide certain regulatory services, we retain significant obligations to regulate our Trading Permit Holders, especially on our options markets. See "Business—Regulatory Responsibilities."

Our ability to comply with applicable laws and rules is largely dependent on the establishment and maintenance of appropriate systems and procedures, as well as our ability to attract and retain qualified personnel. The SEC and CFTC have broad powers to audit, investigate and enforce compliance and to punish noncompliance by SROs and designated contract markets, respectively, pursuant to applicable laws, rules and regulations.

If the SEC were to find one of our programs of enforcement and compliance to be deficient, CBOE or C2 could be the subject of SEC investigations and enforcement proceedings that may result in substantial sanctions, including revocation of an exchange's registration as a national securities exchange. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time, and potential harm to our reputation, which could have a material adverse effect on our business, results of operations or financial condition. In addition, CBOE or C2 may be required to modify or restructure their regulatory functions in response to any changes in the regulatory environment, or they may be required to rely on third parties to perform regulatory and oversight functions, each of which may require us to incur substantial expenses and may harm our reputation if our regulatory services are deemed inadequate.

Although CBOE Holdings itself is not an SRO, CBOE Holdings is subject to regulation by the SEC of activities that involve the exchanges. Specifically, the SEC will exercise oversight over the governance of CBOE Holdings and its relationship with the CBOE and C2. See "Regulatory Environment and Compliance—Regulatory Responsibilities."

In addition, we are performing certain regulatory services for ORSA and other exchanges with which we are not otherwise affiliated under regulatory services agreements. While the exchanges for which we provide regulatory services remain ultimately responsible for their respective regulatory responsibilities, if we are unable to perform under these agreements, we may be subject to monetary or other penalties by the SEC and may be liable to the entities for which we provide services and their end users.

If we are unable to execute the undertakings in the Consent Order, it may have a significant adverse impact on our business.

On June 11, 2013, CBOE and C2 entered into the Consent Order with the SEC under which CBOE and C2 were censured, ordered to cease and desist from violating certain sections of the Securities Exchange Act, paid a fine of $6 million and agreed to complete certain undertakings. These undertakings include conducting a review of our regulatory programs, enterprise risk management and business influences on regulation; reviewing business practices to ensure compliance with the rules of the exchanges; and implementing training programs for employees. The Consent Order also requires on-going certifications by CBOE and C2's Chief Executive Officer and Chief Regulatory Officer for five years.

We may be subject to additional investigations or proceedings by the SEC if the SEC were to find that we did not fulfill our obligations under the Consent Order. Any investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time, and potential harm to our reputation, which could have a material adverse effect on our business results of operations or financial condition. With respect to certain of the undertakings required by the Consent Order, if the SEC staff thinks that a review completed is inadequate, it may require us to engage an independent consultant to conduct an additional review, which would cause us to incur additional expense.

A significant portion of our operating revenues are generated by our transaction-based business. If the amount of trading volume on our exchanges decreases, or the product mix shifts to lower revenue products, our revenues from transaction fees will decrease.

In 2013, 2012 and 2011, approximately 69.4%, 69.7% and 73.4% of our operating revenues, respectively, were generated by our transaction-based business. This business is dependent on our ability to attract and maintain order flow, both in absolute terms and relative to other market centers. Our total trading volumes could decline if our market participants reduce their trading activity for any reason, such as:

- a reduction in trading by customers,
- heightened capital requirements,
- regulatory or legislative actions,
- reduced access to capital required to fund trading activities, or
- significant market disruptions.

In addition, the transaction fees generated are different based on type of product and other factors, including the type of customer and certain volume discounts. See "Management's Discussion and Analysis—Operating Revenues—Average revenue per contract." If the amount of our trading volume decreases, or the mix traded shifts to our lower revenue per contract products, our revenues from transaction fees will decrease.

Legislative or regulatory changes affecting the listed options market could have a material adverse effect on our business.

Changes in regulation by the SEC, CFTC or other government action, including SEC approval of rule filings by other SROs or entities, including OCC, could materially affect our markets. In recent years, the securities and futures industries have been subject to significant regulatory changes as a result of increasing government and public scrutiny in response to the global economic crisis.

In 2010, Congress passed the Dodd-Frank Act and other legislation. While many of its requirements are in the process of being implemented, some of the provisions in Dodd-Frank that impact our markets require additional action by the SEC or the CFTC. Depending on how the SEC and CFTC interpret and implement these laws, exchanges like ours could be subject to increased competition and additional costs. We could also see reduced trading by our customers due to margin or other requirements placed on them.

In 2012, the SEC directed the self-regulatory agencies to submit a plan to create, implement and maintain a consolidated audit trail, which would serve as a comprehensive audit trail of orders that will allow regulators to efficiently and accurately track all activity in Regulation NMS securities in the U.S. market. In addition to increased regulatory obligations, implementation of a consolidated audit trail could result in significant additional expenditures, including to implement any new technology to meet any plan's requirements. The SEC has also proposed Regulation Systems Compliance and Integrity ("Reg SCI") and has established working groups of exchanges to focus on improving market resiliency. The adoption of Reg SCI or other regulations or mandates generated by these working groups could result in significant additional expenses, including for technology and compliance.

It is also possible that there will be additional legislative and regulatory changes or efforts in the environment in which we operate our businesses, including in response to recent incidents that have disrupted operations on exchanges, although we cannot predict the nature of these changes or their impact on our business at this time. Actions on any of the specific regulatory issues currently under review in the U.S. and other proposals could have a material impact on our business. For a discussion of the regulatory environment in which we operate and proposed regulatory changes, see "Business—Regulatory Environment and Compliance."

In addition, Congress, the SEC and other regulatory authorities could impose legislative or regulatory changes that could adversely impact the ability of our market participants to use our markets, or participate in the options or futures industry at all. Any such changes could result in the loss of a significant number of market participants or a reduction in trading activity on our markets, any of which could have a material adverse effect on our business. Changes or proposed changes in regulation may also result in additional costs of compliance and modification of market participants' trading activity on our exchanges.

Intense competition could materially adversely affect our market share and financial performance.

We compete with a number of entities on several different fronts, including the cost, quality and speed of our trade execution, functionality and ease of use of our trading platform, range of our products and services, our technological innovation and adaptation and our reputation. Our principal competitors are the ten other U.S. options exchanges. We also compete against investment banks and other entities that trade options over-the-counter. See also "Our business may be adversely affected by price competition."

Most of the equity options and options on ETPs listed and traded on our exchanges are also listed and traded on other U.S. options exchanges. Changes we have implemented in response to competitive pressures may not be successful in maintaining or expanding our market share in those products in the future. Likewise, our future responses to these or other competitive developments may not be successful in maintaining or expanding our market share.

Some of our competitors and potential competitors have greater financial, marketing, technological, personnel and other resources than we do. These factors may enable them to develop similar or more innovative products, to offer lower transaction fees or better execution to their customers or to execute their business strategies more quickly or efficiently than we can.

Furthermore, our competitors may:

- respond more quickly to competitive pressures;
- develop products that compete with our products or are preferred by our customers;
- develop and expand their technology and service offerings more efficiently;
- provide better, more user-friendly and more reliable technology;
- take greater advantage of acquisitions, alliances and other opportunities;
- market, promote and sell their products and services more effectively;
- leverage existing relationships with customers and alliance partners more effectively or exploit brand names to market and sell their services; and
- exploit regulatory disparities between traditional, regulated exchanges and alternative markets, including over-the-counter markets, that benefit from a reduced regulatory burden and lower-cost business model.

The derivatives industry has witnessed both the consolidation of exchange holding companies and the growth in the number of exchanges, with a doubling of the number of options exchanges over the past decade. Consolidation or alliances among our competitors may achieve cost reductions or other increases in efficiency, which may allow them to offer better prices or services than we do. The increase to the number of competitors that we face may result in fragmentation of the market and a reduced market share for our exchanges.

If our products, markets, services and technology are not competitive, our financial condition and operating results will be materially harmed. A decline in our transaction fees or any loss of customers would lower our revenues, which would adversely affect our profitability. For a discussion of the competitive environment in which we operate, see "Business—Competition."

We may not be able to protect our intellectual property rights.

We rely on patent, trade secret, copyright and trademark laws, the law of the doctrine of misappropriation and contractual protections to protect our proprietary technology, proprietary index and futures products, index methodologies and other proprietary rights. In addition, we rely on the intellectual property rights of our licensors in connection with our listing of exclusively-licensed index and futures products. We and our licensors may not be able to prevent third parties from copying, or otherwise obtaining and using, our intellectual property without authorization, listing our proprietary or exclusively-licensed index products without licenses or otherwise infringing on our rights. We and our licensors may have to rely on litigation to enforce our intellectual property rights, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. We and our licensors may not be successful in this regard. Such litigation, whether successful or unsuccessful, could result in substantial costs to us, diversion of our resources or a reduction in our revenues, any of which could materially adversely affect our business.

Any infringement by us on patent rights of others could result in litigation and could have a material adverse effect on our operations.

Our competitors as well as other companies and individuals have obtained, or may obtain, patents that are related to our technology or the types of products and services we offer or plan to offer. We may not be aware of all patents containing claims that may pose a risk of infringement by our products, services or technologies. In addition, some patent applications in the United States are confidential until a patent is issued, and therefore we cannot evaluate the extent to which our products and services may be covered or asserted to be covered in pending patent applications. Thus, we cannot be sure that our products and services do not infringe on the rights of others or that others will not make claims of infringement against us. Claims of infringement are not uncommon in our industry. If one or more of our products, services or technologies were determined to infringe a patent held by another party, we may be required to pay damages, stop using, developing or marketing those products, services or technologies, obtain a license from the holders of the patents or redesign those products, services or technologies to avoid infringing the patent. If we were required to stop using, developing or marketing certain products, our business, results of operations and financial condition would be materially harmed. Moreover, if we were unable to obtain required licenses, we may not be able to redesign our products, services or technologies to avoid infringement, which could materially adversely affect our business, results of operations or financial condition. For further discussion of patent litigation involving us, please see "Legal Proceedings."

Computer and communications systems failures and capacity constraints could harm our reputation and our business.

We operate, monitor and maintain our computer systems and network services, including the systems that comprise CBOE Command, the platform for trading on our exchanges. If we are unable to operate, monitor or maintain these systems, or program them so that they operate correctly and maintain the integrity of their data, it could have a material adverse effect on our ability to conduct our business. Although we have a complete back-up of CBOE and CFE, the back-up systems or disaster recovery plans may prove to be inadequate in the event of a systems failure or cyber-security breach. Despite the enhancements made to our disaster recovery facilities, there can be no guarantees that we will be able to open an efficient, transparent and liquid marketplace, if we can open at all.

In addition, during 2013, we extended the trading hours on CFE for VIX futures, and expect to extend the trading hours further in 2014 for certain products on both CFE and CBOE. With extended trading hours, we have to operate our systems longer and have fewer non-trading hours to address any potential concerns with the systems on which we rely.

Our systems may fail, in whole or in part, or may operate slowly, causing one or more of the following:

- unanticipated disruption in service to our participants,
- failures or delays during peak trading times or times of unusual market volatility,
- slower response times and delays in trade execution and processing,
- incomplete or inaccurate accounting, recording or processing of trades, and
- our distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity.

Any of these events may cause:

- a loss in transaction or other fees due to the inability to provide services for a time,
- requests by market participants or others that we reimburse them for financial loss, either within the constrains of the limited liability provisions of our exchanges' rules or in excess of those amounts,
- trading to diminish on our exchanges due to dissatisfaction with the platform, and
- our regulators to investigate or take enforcement action against us.

As a consequence of any of these events, our business, financial condition and results of operations could suffer materially.

In addition to other measures, we test our systems to confirm whether they will be able to handle anticipated present and future peak trading volume or times of unusual market volatility. However, we cannot assure you that our estimates of future trading volume will be accurate or that our systems will always be able to accommodate actual trading volume without failure or degradation of performance.

We anticipate that we will need to continue to make significant investments in hardware, software and telecommunications infrastructure to accommodate the increases in traffic. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

The computer systems and communication networks upon which we rely may be vulnerable to security risks and other disruptions.

The secure and reliable operation of our computer systems, including the systems that calculate and transmit our index values, our communications networks, which include personally identifiable information, and the systems of our service providers and market participants, is a critical element of our operations. These systems and communications networks may be vulnerable to unauthorized access, computer viruses and other security problems, as well as to acts of terrorism, natural disasters and other events that are beyond our control. If our security measures are compromised or if there are interruptions or malfunctions in our systems or communications networks, our business, financial condition and operating results could be materially impacted. We may be required to expend significant resources to protect against these threats or to alleviate problems, including harm to reputation and litigation, caused by any breaches in security or system failures. Measures we implement for security and otherwise to provide for the integrity and reliability of our systems may prove to be inadequate in preventing system failures or delays in our systems or communications networks, which could lower trading volume and have an adverse effect on our business, financial condition and operating results.

General economic conditions and other factors beyond our control could significantly reduce demand for our products and services and harm our business.

The volume of options transactions and the demand for our products and services are directly affected by economic, political and market conditions in the United States and elsewhere in the world that are beyond our control, including:

- broad trends in business and finance;
- concerns over inflation and wavering institutional or retail confidence levels;
- changes in government fiscal and monetary policy and foreign currency exchange rates;
- the availability of short-term and long-term funding and capital;
- the availability of alternative investment opportunities;
- changes in the level of trading activity in underlying instruments;
- changes and volatility in the prices of securities;
- the level and volatility of interest rates;
- unforeseen market closures or other disruptions in trading; and
- concerns about terrorism and war.

General economic conditions affect options trading in a variety of ways, from the availability of capital to investor confidence. The economic climate in recent years has been characterized by challenging business, economic and political conditions throughout the world. Adverse changes in the economy may have a negative impact on our revenues by causing a decline in trading volume. Because our structure and overhead costs are based on assumptions of certain levels of market activity, significant declines in trading volumes or demand for market data may have a material adverse effect on our business, financial condition and operating results.

We may not be able to maintain operating revenues generated by making trading permits available in exchange for a fee.

The right to trade on our exchanges is made available through trading permits for which the user pays a fee. These fees account for a significant portion of our operating revenues—10.7% in 2013. CBOE charges the highest relative trading permit rates in the options industry. We may face pressure from our customers to lower these rates or may see larger firms electing to use fewer permits to access our exchanges. If the demand for trading permits to our exchanges is less than historic levels or if we are unable to maintain permit rates, our ability to generate operating revenues through the granting of permits for trading access would be negatively impacted, which could adversely affect our profitability.

Potential conflicts of interest between our for-profit status and our regulatory responsibilities may adversely affect our business.

As a for-profit business with regulatory responsibilities, there may be a conflict of interest between our regulatory responsibilities and the interests of some of our market participants or our own business interests. Any failure by us to fulfill our regulatory obligations could significantly harm our reputation, increase regulatory scrutiny or cause the SEC or CFTC to take action against us, all of which could adversely affect our business, results of operations or financial condition.

Our compliance methods might not be effective and may result in outcomes that could adversely affect our financial condition and operating results.

As the parent company for SROs, we are responsible for maintaining exchanges that comply with securities and futures laws, and SEC and CFTC regulations and the rules of the respective exchanges. Our ability to comply with applicable laws and rules is largely dependent on our policies and procedures designed to meet those compliance responsibilities, as well as our ability to attract and retain qualified personnel throughout the company. Our policies and procedures to identify, monitor and manage compliance risks may not be fully effective. Management of legal and regulatory risk requires policies and procedures to properly monitor, record and verify a large number of transactions and events. We cannot provide assurance that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the compliance risks to which we are or may be exposed, or that our compliance and internal audit functions would be able to identify any such ineffectiveness. If these policies and procedures are not effective, we may be subject to monetary or other penalties by our regulators.

If we fail to attract or retain highly skilled management and other employees, our business may be harmed.

Our future success depends in large part on our management team, which possesses extensive knowledge and managerial skill with respect to the critical aspects of our business. In May 2013, Mr. Brodsky stepped down as our Chief Executive Officer and became Executive Chairman, with Mr. Tilly becoming Chief Executive Officer and Mr. Provost becoming President and Chief Operating Officer. The failure to retain members of our management team and successfully implement our management transition could adversely affect our ability to manage our business effectively and execute our business strategy.

Our business is also dependent on highly skilled employees who provide specialized services to our clients and oversee our regulatory and technology functions. Many of these employees have extensive knowledge and experience in highly technical and complex areas of the options trading industry. Because of the complexity and risks associated with our business and the specialized knowledge required to conduct this business effectively, and because the growth in our industry has increased demand for qualified personnel, many of our employees could find employment at other firms if they chose to do so, particularly if we fail to continue to provide competitive levels of compensation. If we fail to retain our current employees, it would be difficult and costly to identify, recruit and train replacements needed to continue to conduct and expand our business. In particular, failure to retain and attract qualified systems and regulatory personnel could result in systems errors or regulatory infractions. Consequently, our reputation may be harmed, we may incur additional costs and our profitability could decline.

We may not effectively manage our growth, which could materially harm our business.

Over the past five years, we have demutualized, launched a second options exchange, experienced significantly increased volume on our futures exchange, extended trading hours on our futures exchange and significantly increased the staff in our regulatory division. We expect that our business will continue to grow, which may place a significant strain on our management, personnel, systems and resources. We must continually improve our operational, financial and regulatory systems and managerial controls and procedures, and we will need to continue to expand, train and manage our workforce. We must also maintain close coordination among our technology, accounting, finance, marketing, sales, regulatory and compliance functions. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

Our continued growth will require increased investment by us in technology, facilities, personnel and financial and management systems and controls. It also will require expansion of our procedures for monitoring and assuring our compliance with applicable regulations, and we will need to integrate, train and manage a growing employee base. The expansion of our existing businesses, any expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes, which may be more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

We depend on third party service providers for certain services that are important to our business. An interruption or cessation of such service by any third party could have a material adverse effect on our business.

We depend on a number of service providers, including banking and clearing organizations such as the OCC and its member clearing firms; the host of our data center; securities information processors such as the Consolidated Tape Association and OPRA; and various vendors of communications and networking products and services. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient manner or that they will be able to adequately expand their services to meet our needs. An interruption or malfunction in or the cessation of an important service by a third party could cause us to halt trading in some or all of our products or our services, or make us unable to conduct other aspects of our business. In addition, our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse impact on our business, financial condition and operating results.

Our ability to implement or amend rules could be limited or delayed because of regulation, which could negatively affect our ability to implement needed changes.

Our options exchanges registered with the SEC must submit proposed rule changes to the SEC for its review and, in many cases, its approval. Even where a proposed rule change may be effective upon filing with the SEC, the SEC retains the right to suspend and disapprove such rule changes. Also, the CFTC may stay or disapprove rules that we file with it for CFE, our futures exchange. The rule review process can be lengthy and can significantly delay the implementation of proposed rule changes that we believe are necessary to the operation of our markets. If the SEC or CFTC delays or does not allow one of our exchanges to implement a rule change, this could negatively affect our ability to make needed changes or implement business decisions.

Similarly, the SEC must approve amendments to our options exchange subsidiaries' certificates of incorporation and bylaws as well as certain amendments to the certificate of incorporation and bylaws of CBOE Holdings. The SEC may not approve a proposed amendment or may delay such approval in a manner that could negatively affect our ability to make a desired change, which could prevent or delay us from improving the operations of our markets or recognize income from new products.

As one of the largest options exchanges in the world and the largest options exchange in the U.S., we may be at a greater risk for a cyber attack and other cyber security risks.

The frequency of cyber attacks is increasing in general, and various groups have specifically targeted the financial services industry due to its perceived role in the current economic and political climate. At the date of this filing, we have no evidence of any cases of data theft, corruption of data or compromised customer data. Security breaches may have significant costs in terms of cash outlays, business disruption, revenue losses, internal labor, overhead and other expenses. Measures we implement to monitor the environment and protect our infrastructure against security breaches and misappropriation of our intellectual property assets may prove insufficient, which could result in system failures and delays that could cause us to lose customers, experience lower trading volume, incur significant liabilities or have a negative impact on our competitive advantage.

Misconduct by our customers or others could harm us.

We run the risk that our Trading Permit Holders, other persons who use our markets or our employees will engage in fraud or other misconduct, which could result in regulatory sanctions and serious harm to our reputation, especially because we are the parent company of SROs and a designated contract market. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. In addition, misconduct by, or failures of, participants on our exchanges may discourage trading on our exchanges, which could reduce revenues.

Changes in the tax structure affecting us and our market participants could have a material adverse effect on our business.

Throughout 2013, Congress discussed modifications to the taxation of financial products, including repealing the "60/40 Rule," which allows market-makers to pay a blend of capital gains and ordinary tax rates on their income, requiring all derivatives to be marked-to-market and eliminating the exemption for "qualified covered calls." In addition, federal and state legislation may be introduced that would impose a new tax on certain financial transactions, including exchange-traded options. Transaction tax legislation has been proposed in Illinois, and the European Union has proposed adopting a transaction tax, which, if adopted, may lead to calls for a similar tax in the United States.

If the proposed tax law changes, a transaction tax or other tax change that detrimentally impacts options or futures trading were to become law, the resulting tax law could have a negative impact on the options industry and us by making options transactions more costly to market participants, which may reduce trading in options. In addition, other states are attempting to increase tax revenues by asserting that they have nexus over certain companies. If another state were to successfully assert nexus against us, we may experience a higher marginal state tax rate.

If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

We have methods to identify, monitor and manage our risks. If our methods are not effective or we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected. In addition, our insurance policies may not provide adequate coverage.

We may selectively explore acquisition opportunities or strategic alliances relating to other businesses, products or technologies. We may not be successful in integrating other businesses, products or technologies with our business. Any such transaction also may not produce the results we anticipate, which could adversely affect the market price of our unrestricted common stock.

We may selectively explore and pursue acquisition and other opportunities to strengthen our business and grow our company. We may enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances, any of which may be material. The market for acquisition targets and strategic alliances is highly competitive, which could make it more difficult to find appropriate merger or acquisition opportunities. If we are required to raise capital by incurring debt or issuing additional equity for any reason in connection with a strategic acquisition or investment, financing may not be available or the terms of such financing may not be favorable to us and our stockholders, whose interests may be diluted by the issuance of additional stock.

The process of integration may produce unforeseen regulatory and operating difficulties and expenditures and may divert the attention of management from the ongoing operation of our business and harm the reputation of the companies. We may not successfully achieve the integration objectives, and we may not realize the anticipated cost savings, revenue growth and synergies in full or at all, or it may take longer to realize them than expected, any of which could negatively impact our results of operations, financial condition or the market price of our common stock.

Any decision to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon the earnings of our operating subsidiaries. Accordingly, there can be no guarantee that we will pay dividends to our stockholders.

We have paid quarterly dividends since the restructuring transaction and initial public offering and intend to continue paying regular quarterly dividends to our stockholders. However, any decision to pay dividends on our common stock will be at the discretion of the board of directors, which may determine not to declare dividends at all or at a reduced amount. The board's determination to declare dividends will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and the SEC and other factors that the board deems relevant. As a holding company with no significant business operations of its own, CBOE Holdings depends entirely on distributions, if any, it may receive from its subsidiaries to meet its obligations and pay dividends to its stockholders. If these subsidiaries are not profitable, or even if they are and they determine to retain their profits for use in their businesses, we will be unable to pay dividends to our stockholders.

Certain provisions in our organizational documents could enable the board of directors to prevent or delay a change of control.

Our organizational documents contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, us that a stockholder might consider favorable. These include provisions:

- prohibiting stockholders from acting by written consent;
- requiring advance notice of director nominations and of business to be brought before a meeting of stockholders;
- requiring the vote of majority of the outstanding shares of common stock to amend the bylaws; and
- limiting the persons who may call special stockholders' meetings.

In addition, our organizational documents include provisions that:

- restrict any person from voting or causing the voting of shares of stock representing more than 20% of our outstanding voting capital stock; and
- restrict any person from beneficially owning shares of stock representing more than 20% of the outstanding shares of our capital stock.

Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares without stockholder approval. Any series of our preferred stock is likely to be senior to our common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of the board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of our common stock.

In addition, Delaware law makes it difficult for stockholders that have recently acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any merger or other business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder except in limited circumstances, including by approval of the corporation's board of directors.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our principal offices are located at 400 South LaSalle Street, Chicago, Illinois 60605. Through our wholly-owned subsidiary, Chicago Options Exchange Building Corporation, we own the building in which our principal offices are located and occupy approximately 300,000 square feet of this building. In addition to our principal offices, we also lease additional office space. We lease approximately 28,000 square feet of office space in Chicago for our regulatory operations. The lease on this space expires in 2025. We lease approximately 2,500 square feet of space in New Jersey for our data center. The lease on that space expires in 2017 and includes an automatic twelve month renewal unless the agreement is terminated by either party. Finally, we lease 1,650 square feet of space outside the City of Chicago for a remote network operations center. The lease on that facility expires at the end of 2015.

We believe the space we occupy is sufficient to meet our current and future needs.

Item 3. ***Legal Proceedings***

As of December 31, 2013, the end of the period covered by this report, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

Estimates of probable losses resulting from patent litigation involving the Company are inherently difficult to make, particularly when the Company's view of the case is significantly different than that expressed by the plaintiff. The Company has not recorded a liability related to damages in connection with these matters.

As of December 31, 2013, the Company does not think that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any litigation is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.

Index Options Litigation

On November 15, 2006, CBOE, The McGraw-Hill Companies, Inc. ("McGraw-Hill") and CME Group Index Services, LLC (substituted for Dow Jones & Co.) ("Dow Jones") asserted claims in the Circuit Court of Cook County, Illinois against ISE and its parent company ("ISE"), seeking a declaration to prevent ISE from offering SPX and DJX options and to prevent OCC from issuing and clearing such options. ISE filed a lawsuit on November 2, 2006 in the United States District Court for the Southern District of New York, seeking a declaration that the rights asserted by McGraw-Hill and Dow Jones are preempted by federal law. The New York action was stayed during the Illinois action. The Illinois court has permanently restrained and enjoined ISE from listing or providing an exchange market for the trading of SPX and DJX options and enjoined OCC from issuing, clearing or settling the exercise of such ISE options. The Illinois Appellate Court affirmed the lower court's ruling on May 25, 2012 and the Illinois Supreme Court denied ISE's appeal of this decision. The U.S. Supreme Court denied ISE's Petition for Certiorari on May 13, 2013. ISE sought leave to amend its complaint in the New York Action. On December 18, 2013, the New York court denied ISE's petition and dismissed the case. That decision was not appealed.

Patent Litigation

ISE—'707

On November 22, 2006, ISE filed an action in the United States District Court for the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's U.S. Patent No. 6,618,707 ("the '707 patent"). On January 31, 2007, CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the '707 patent was not infringed, not valid and/or not enforceable against CBOE. The New York case was transferred to the Northern District of Illinois on August 9, 2007.

On March 14, 2013, ISE conceded to an adverse judgment in the trial in this matter and asked that the judge enter judgment for CBOE. ISE has appealed this matter with the Federal Circuit.

On August 15, 2012, C2 filed a declaratory judgment complaint against ISE in the United States District Court for the Northern District of Illinois alleging that the '707 patent is not valid, not infringed and not enforceable in light of decisions in the CBOE case involving the same patent. This case has been stayed pending the outcome of the CBOE '707 litigation.

ISE—QRM

On November 12, 2012, CBOE brought suit against ISE in the United States District Court for the Northern District of Illinois alleging that ISE infringes three patents related to quote risk monitor ("QRM") technology. CBOE has requested injunctive relief and monetary damages. On February 20, 2013, the court ruled that the case be transferred to the United States District Court for the Southern District of New York. On September 6, 2013, ISE petitioned the United States Patent and Trademark Office ("USPTO") to institute a Covered Business Method ("CBM") Patent Review of CBOE's three QRM patents. On October 31, 2013, the court stayed the litigation pending the CBM Patent Review at the USPTO.

Other

As a self-regulatory organization under the jurisdiction of the SEC, with respect to CBOE and C2, and as a designated contract market under the jurisdiction of the CFTC, with respect to CFE, we are subject to routine reviews and inspections by the SEC and the CFTC.

We are also currently a party to various other legal proceedings including those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on our consolidated financial position, results of operations or cash flows.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Unrestricted Common Stock

The Company's unrestricted common stock is listed on the NASDAQ Global Select Market under the trading symbol CBOE. As of January 30, 2014, there were approximately 203 holders of record of our unrestricted common stock.

The following table sets forth the high and low sales prices by quarter for shares of our unrestricted common stock as reported on NASDAQ and cash dividends declared per quarter:

Calendar Period	Price Range High	Price Range Low	Cash Dividends Declared per Share
2012			
First Quarter	$29.56	$24.44	$0.12
Second Quarter	28.66	24.56	0.12
Third Quarter	30.39	27.40	0.15
Fourth Quarter(1)	30.95	28.56	0.90
2013			
First Quarter	36.99	29.74	0.15
Second Quarter	47.13	35.76	0.15
Third Quarter	51.12	44.44	0.18
Fourth Quarter(2)	54.79	44.86	0.68
2014			
Through February 10, 2014(3)	54.50	48.22	0.18

(1) On December 11, 2012, the Company's board of directors declared a special cash dividend of $0.75 per share. The dividend was paid on December 28, 2012 to stockholders of record at the close of business on December 21, 2012. This was in addition to the regular fourth quarter cash dividend of $0.15 per share, which was paid on December 21, 2012 to stockholders of record at the close of business on November 30, 2012.

(2) On December 10, 2013, the Company's board of directors declared a special cash dividend of $0.50 per share. The dividend was paid on January 17, 2014 to stockholders of record at the close of business on January 3, 2014.

(3) On February 5, 2014, the Company's board of directors declared a quarterly cash dividend of $0.18 per share. The dividend is payable on March 21, 2014 to stockholders of record at the close of business on February 28, 2014.

Dividends

Each share of unrestricted common stock and restricted stock is entitled to receive dividends if, as and when declared by the board of directors of the Company.

The Company's expectation is to continue to pay dividends. The decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our board of directors deems relevant. Future debt obligations and statutory provisions, among other things, may limit, or in some cases prohibit, our ability to pay dividends.

As a holding company, the Company's ability to declare and continue to pay dividends in the future with respect to its common stock will also be dependent upon the ability of its subsidiaries to pay dividends to it under applicable corporate law.

Restricted Stock

On January 13, 2010, the Board approved the Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan (the "LTIP"). The board amended and restated the plan, effective upon receiving stockholder approval, which was received at the Company's May 17, 2011 Annual Meeting of Stockholders. The LTIP provides that an aggregate of 4,248,497 shares of the Company's common stock are reserved for issuance to participants under the LTIP. As of February 19, 2014, the Company had outstanding grants of restricted stock covering 969,926 shares of its common stock which includes, restricted stock units granted on February 19, 2014. The restricted stock units granted are entitled to participate in any dividends granted on the unrestricted common stock. The Company does not maintain any other compensation plans under which equity securities of the Company are authorized for issuance.

Recent Sales of Unregistered Securities

Not applicable.

Use of Proceeds

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below shows the purchases of equity securities by the Company in the three months ended December 31, 2013, reflecting the purchase of unrestricted common stock under the Company's share repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(1)
October 1, 2013 - October 31, 2013	265,200	$47.74	265,200	$ 76,629,335
November 1, 2013 - November 30, 2013	137,900	51.15	137,900	69,575,586
December 1, 2013 - December 31, 2013	223,000	52.02	223,000	157,975,967
Totals	626,100	$50.01	626,100	

(1) On August 2, 2011, the Company announced that its board of directors had approved a share repurchase program that authorized the Company to purchase up to $100 million of its outstanding unrestricted common stock. On July 31, 2012, the Company announced that its board of directors had approved the repurchase of an additional $100 million of its outstanding unrestricted common stock. On December 10, 2013, the Company announced that its board of directors had approved the repurchase of an additional $100 million of its outstanding unrestricted common stock. This authorization was in addition to any amount remaining under the August 2011 and July 2012 authorizations. The program permits the Company to purchase shares through a variety of methods, including in the open market or through privately negotiated transactions, in accordance with applicable securities laws. It does not obligate the Company to make any repurchases at any specific time or situation.

Stockholder Return Performance Graph

The following graph compares the cumulative total return provided to stockholders on our unrestricted common stock since our initial public offering against the return of the S&P Midcap 400 Index and a customized peer group.

We have changed our peer group in 2013 from 2012. The change in the peer group from 2012 is the removal of NYSE Euronext due to their merger with IntercontinentalExchange Inc. The new peer group includes CME Group Inc., IntercontinentalExchange Inc., The NASDAQ OMX Group Inc. and CBOE Holdings.

An investment of $100, with reinvestment of all dividends, is assumed to have been made in our unrestricted common stock, the index and the peer groups on June 15, 2010, and its performance is tracked on a quarterly basis through December 31, 2013.

Comparison of Cumulative Total Return of the Company, Peer Groups, Industry Indexes and/or Broad Markets

COMPARISON OF 42 MONTH CUMULATIVE TOTAL RETURN*
Among CBOE Holdings, Inc., the S&P Midcap 400 Index
and a Peer Group


200
180
160
140
120
100
80
60
40
06/15/10
12/31/10
12/31/11
12/31/12
12/31/13
CBOE
S&P Midcap 400
Old Peer Group
New Peer Group

* $100 invested on 6/15/10 in stock or 5/31/10 in index, including reinvestment of dividends. Fiscal year ending December 31.

	6/15/2010(1)	6/30/2010	9/2010	12/2010	3/2011	6/2011	9/2011	12/2011	3/2012	6/2012	9/2012	12/2012	3/2013	6/2013	9/2013	12/2013
CBOE Holdings, Inc. .	100	100.18	61.97	70.98	90.28	76.97	76.92	81.65	90.13	88.2	94.17	97.25	122.45	155.18	151.06	175.80
S&P Midcap 400 . . .	100	93.45	105.70	119.98	131.21	130.25	104.35	117.9	133.81	127.21	134.13	138.97	157.67	159.25	171.26	185.53
New Peer Group . . .	100	91.88	84.1	101.42	101.72	99.42	88.46	89.76	104.27	98.63	102.91	96.83	122.02	143.03	141.63	164.29
Old Peer Group . . .	100	92.13	86.41	101.77	105.25	102.99	87.3	90.29	104.88	97.68	100.85	100.15	121.24	142.12	140.72	163.24

(1) Reflects the date of the Company's initial public offering

Item 6. ***Selected Financial Data***

The following table shows selected financial data of the Company that should be read together with the Consolidated Financial Statements and corresponding notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Items 7 and 8 of this Form 10-K:

	Year Ended December 31,				
	2013	2012	2011	2010	2009
	(In thousands, except per share amounts)				
Income Statement Data:					
Total operating revenues(1)	$572,050	$512,338	$508,144	$437,104	$426,082
Total operating expenses	286,236	268,241	266,512	269,763	248,497
Operating income	285,814	244,097	241,632	167,341	177,585
Total other expense	(2,158)	(1,546)	(1,548)	(2,718)	(355)
Income before income taxes	283,656	242,551	240,084	164,623	177,230
Income tax provision	107,657	85,156	100,678	65,227	70,779
Net income	$175,999	$157,395	$139,406	$ 99,396	$106,451
Net income allocated to common stockholders	$173,863	$155,254	$136,582	$ 98,166	$106,451
Net income per share allocated to common stockholders(2)					
Basic	$ 1.99	$ 1.78	$ 1.52	$ 1.03	$ 1.17
Diluted	1.99	1.78	1.52	1.03	1.17
Cash dividends per share paid on Class A and B Common Stock	—	—	—	1.25	—
Cash dividends declared per share(3)(4)	1.16	1.29	0.44	0.20	—
Balance Sheet Data:					
Total assets	$441,589	$338,858	$327,868	$254,112	$571,948
Total liabilities	157,072	99,736	91,598	78,238	383,814
Total stockholders'/members' equity	284,517	239,122	236,270	175,874	188,134
Average daily volume by product(5)					
Equities	1,721	1,977	2,048	2,273	2,519
Indexes	1,479	1,217	1,271	1,071	884
Exchange-traded products	1,353	1,247	1,462	1,097	1,100
Total options average daily volume	4,553	4,441	4,781	4,441	4,503
Futures	159	96	48	17	5
Total average daily volume	4,712	4,537	4,829	4,458	4,508

(1) In December 2009, we recognized as revenue $24.1 million of access fees assessed and collected in 2008 and 2007, which were included in deferred revenue pending the final, non-appealable resolution of the Delaware Action.

(2) Net income per share allocated to common stockholders is calculated by dividing net income for each of the periods as if the restructuring transaction had occurred at the beginning of the years ended December 31, 2010 and 2009.

(3) On December 11, 2012, the Company's board of directors declared a special cash dividend of $0.75 per share. This was in addition to the quarterly cash dividends which aggregated $0.54 per share for the year ended December 31, 2012.

(4) On December 10, 2013, the Company's board of directors declared a special cash dividend of $0.50 per share. This was in addition to the quarterly cash dividends which aggregated $0.66 per share for the year ended December 31, 2013.

(5) Average daily volume equals the total contracts traded during the period divided by the number of trading days in the period.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included in Item 8 of this Annual Report on Form 10-K. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Forward-Looking Statements" above.

Overview

CBOE Holdings, Inc. is the holding company for Chicago Board Options Exchange, Incorporated, C2 Options Exchange, Incorporated, CBOE Futures Exchange, LLC and other subsidiaries.

The primary business of the Company is the operation of markets for the trading of listed, or exchange-traded, derivatives contracts on four broad product categories: 1) options on various market indexes (index options), 2) futures on the VIX Index and other products, 3) options on the stocks of individual corporations (equity options) and 4) options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options).

The Company owns and operates three stand-alone exchanges, but reports the results of its operations in one reporting segment. CBOE is our primary options market and offers trading in listed options through a single system that integrates electronic trading and traditional open outcry trading on our trading floor in Chicago. This integration of electronic trading and traditional open outcry trading into a single exchange is known as our Hybrid trading model. C2 is our all-electronic exchange that also offers trading for listed options, but with a different market model and fee structure than CBOE. CFE, our all-electronic futures exchange, offers futures on the VIX Index, as well as on other products.

Components of Operating Revenues

Transaction Fees

The primary and largest source of operating revenues is transaction fees. Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Because transaction fees are assessed on a per contract basis, transaction fee revenue is highly correlated to the volume of contracts traded on the Company's exchanges. While exchange fee rates are established by the Company, trading volume and transaction mix are primarily influenced by factors outside its control, including price competition, price volatility in the underlying securities and national and international economic and political conditions.

Revenue is recorded as transactions occur on a trade-date basis. Transaction fees accounted for 69.4%, 69.7% and 73.4% of total operating revenues for the year ended December 31, 2013, 2012 and 2011, respectively. The main options categories traded are equities, indexes and ETPs. The equity options category reflects trading in options contracts on the stocks of individual companies. The index options category reflects trading in index options contracts on market indexes. The ETP options category includes ETF options that are options on baskets of stocks designed to generally track an index, but which trade like individual stocks, and ETN options that are options on senior, unsecured, unsubordinated debt securities issued by an underwriting bank. Futures are standardized, transferable, exchange-traded contracts that require delivery of a commodity, bond, currency, stock index or other benchmark interests at a specified price and on a specified future date, which are settled in cash on CFE.

The Company believes that the number of investors that use options represents a growing proportion of the total investing public and that the increasing use of options represents a long-term trend that will continue in the future. Furthermore, we believe significant opportunities exist to expand the use of options by both institutional and professional investors and for the migration of activity from the over-the-counter market to exchanges.

While there is no certainty, we expect that the industry-wide and Company-specific factors that contributed to past volume changes will continue to contribute to future volume changes. However, additional factors may arise that could also impact contract trading volume which may result in increases or decrease in our contract trading volume, such as new or existing competition, or other events. Considering these factors, we do not expect recent trading volumes to be an indicator of future trading volume.

Access Fees

Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of CBOE, C2 and CFE. The CBOE program contains a tier-based market-maker appointment system with different trading permits based on trading function and, in the case of market-makers, the assessment of a surcharge for certain CBOE proprietary products. Beginning in mid-2013, CBOE implemented sliding scales for all Market-Maker and Floor Broker Trading Permits held by affiliated Trading Permit Holders and TPH Organizations that are used for appointments in any options classes other than SPX, SPXpm, VIX, OEX and XEO. The number of trading permits made available are limited.

Exchange Services and Other Fees

To facilitate trading, the Company offers technology services, terminal and other equipment rentals, maintenance services, trading floor space and telecommunications services. Trading floor and equipment rentals are generally on a month-to-month basis. Facilities, systems services and other fees are generally monthly fee-based, although certain services are influenced by trading volume or other defined metrics, while others are based solely on demand.

Market Data Fees

Market data fees represent income derived from the sale of our transaction information through the Options Price Reporting Authority ("OPRA") and through our subsidiary, Market Data Express, LLC ("MDX"). Through MDX, we sell historical options data, as well as real-time data for certain proprietary products and indexes. It also provides market data through CBOE Streaming Markets, a high-availability, low latency streaming data feed. OPRA is a limited liability company consisting of representatives of the member exchanges, including CBOE and C2, authorized by the SEC to provide consolidated options information. OPRA gathers market data from various options exchanges, including CBOE and C2, and, in turn, disseminates this data to third parties who pay fees to OPRA to access the data. Revenue generated by OPRA from the dissemination of market data is shared among OPRA members according to the number of total cleared options transactions by each of the member exchanges as calculated each quarter. OPRA is not consolidated with the Company.

Regulatory Fees

Regulatory fees are charged to Trading Permit Holders in support of our regulatory responsibilities as self-regulatory organizations under the Exchange Act. CBOE and C2 charge the Options Regulatory Fee under which fees are based on industry-wide customer volume of Trading Permit Holders. This source of revenue could decline in the future if the number of customer contracts executed by Trading Permit Holders declines and rates are not increased or are decreased or if our costs to perform our regulatory responsibilities stabilize or decrease.

The SEC requires that the revenues derived from certain of the fees from our regulatory functions, some of which are included in this revenue category, and regulatory fines must be used for regulatory purposes. Expenses related to our regulatory functions are included in our operating expenses, mainly in employee costs and outside services.

Other Revenue

The following sub-categories are the sources of revenue within this category:

- Revenue generated through licensing of VIX products;
- Revenue generated through regulatory service agreements with other options exchanges;
- Revenue derived from fines assessed for rule violations;
- Revenue generated through our order routing cancel fee and position transfer fee;
- Revenue associated with advertisements through our corporate web site, *www.cboe.com*;
- Revenue generated from courses and seminars offered through CBOE's Options Institute;
- Rental of commercial space in the lobby of our building; and
- Other sources of revenue.

Components of Operating Expenses

Most of our expenses do not vary directly with changes in our trading volume except royalty fees and trading volume incentives. We remain focused on managing expense growth to drive greater operating leverage and continue to explore opportunities to expand our operating margins.

Employee Costs

Employee costs are our most significant expense and include employee salaries, stock-based compensation, incentive compensation, severance, benefits and employer taxes. Salaries and benefits represent our largest expense category and tend to be driven by both our staffing requirements and the general dynamics of the employment market. Stock-based compensation is a non-cash expense related to restricted stock grants. Stock-based compensation can vary depending on the quantity and fair value of the award on the date of grant and the related service period.

Depreciation and Amortization

Depreciation and amortization expense results from the depreciation of long-lived assets purchased and the amortization of purchased and internally developed software.

Data Processing

Data processing expense consists primarily of costs related to the maintenance of computer equipment supporting our system architecture, circuits supporting our wide area network, support for production software, fees paid to information vendors for displaying data and off-site system hosting fees.

Outside Services

Outside services consist primarily of consulting services, which include: the supplementation of staff for activities primarily related to systems development and maintenance and legal, regulatory and audit and tax advisory services.

Royalty Fees

Royalty fees primarily consist of license fees paid on proprietary products based on contracts traded. The Company has licenses with the owners of the S&P 500 Index, S&P 100 Index and certain other S&P Indexes, the DJIA, the NASDAQ 100 and the Russell indexes. This category also includes fees paid to market participants for order flow that they direct or cause to be directed to our exchanges.

Trading Volume Incentives

Trading volume incentives consist of market linkage expenses incurred to send certain orders to other exchanges. If a competing exchange quotes a better price, we route the customer's order to that exchange and pay certain of the associated costs. Regardless of whether the transaction is traded at our options exchanges, the order flow potential enhances our overall market position and participation and provides cost savings to customers. Trading volume incentives vary based on the volume of contracts linked to other exchanges and fees charged by other exchanges and the Company.

Travel and Promotional Expenses

Travel and promotional expenses primarily consist of advertising, costs for special events, sponsorship of industry conferences, options education seminars and travel for staff.

Facilities Costs

Facilities costs primarily consist of expenses related to owned and leased properties including rent, maintenance, utilities, real estate taxes and telecommunications costs for the Company.

Other Expenses

Other expenses represent costs necessary to support our operations but are not included in the above categories.

Other Income/(Expense)

Income and expenses incurred through activities outside of our core operations are considered non-operating and are classified as other income/(expense). These activities primarily include interest earned on the investing of excess cash and investments in other business ventures.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. The Company bases its estimates on historical experience, observance of trends in particular areas, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Information from these sources form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of, and any associated risks related to, these policies on our business operations is discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations." For a detailed discussion on the application of these and other accounting policies, see Note 1 to our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Revenue Recognition

Transaction fees revenue is considered earned upon the execution of the trade recognized on a trade-date basis and presented net of applicable volume discounts. In the event liquidity providers prepay transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year. Access fee revenue is recognized during the period access is granted and assurance of collectability is provided. Exchange services and other fees revenue is recognized during the period the service is provided. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and is received quarterly. Revenue from our market data services is recognized in the period the data is provided. Regulatory fees are recognized on a trade-date basis.

Income Taxes

Deferred income taxes are determined in accordance with ASC 740, *Income Taxes* ("ASC 740"), and arise from temporary differences between the tax basis and book basis of assets and liabilities. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reversed. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. The Company files tax returns for federal, state and local income tax purposes. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

If the Company considers that a tax position is "more-likely-than-not" to be sustained upon audit, based solely on the technical merits of the position, it recognizes the tax benefit. The Company measures the tax benefit by determining the largest amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. These assessments can be complex and require specific analysis to determine the impact of the position, as such the Company often obtains assistance from external advisors. The Company considers the information and arrives at the percentage to apply as a possible uncertain portion related to the position. To the extent that the Company's estimates change or the final tax outcome of these matters is different than the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. Uncertain tax positions are classified as current only when the Company expects to pay cash within the next twelve months. Interest and penalties, if any, are recorded within the provision for income taxes in the Company's consolidated statements of income and are classified on the consolidated balance sheets with the related liability for unrecognized tax benefits.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that would impact our consolidated balance sheets, statements of income, comprehensive income or cash flows.

Year ended December 31, 2013 compared to the year ended December 31, 2012

Overview

The following summarizes financial performance for the year ended December 31, 2013 compared to 2012.

	2013	2012	Inc./(Dec.)	Percent Change
	(in millions, except per share amounts)			
Total operating revenues	$572.1	$512.3	$59.8	11.7%
Total operating expenses	286.2	268.2	18.0	6.7%
Operating income	285.9	244.1	41.8	17.1%
Total other expense	(2.2)	(1.5)	0.7	39.6%
Income before income taxes	283.7	242.6	41.1	16.9%
Income tax provision	107.7	85.2	22.5	26.4%
Net income	$176.0	$157.4	$18.6	11.8%
Net income allocated to common stockholders	$173.9	$155.3	$18.6	12.0%
Operating income percentage	50.0%	47.6%		
Net income percentage	30.8%	30.7%		
Diluted—net income per share allocated to common stockholders	$ 1.99	$ 1.78		

- The Company's market share of total options contracts traded on U.S. exchanges was 27.9% for the year ended December 31, 2013 compared to 27.8% for the year ended December 31, 2012.
- Total operating revenues increased due to higher transaction fees, regulatory fees and exchange services and other fees, partially offset by lower access fees.
- Total operating expenses increased due to higher employee costs, depreciation and amortization and royalty fees, partially offset by lower data processing, outside services, trading volume incentives and other expense.

Significant Events in 2013

Total industry cleared options contracts in 2013 totaled 4.1 billion contracts, a 3% increase from the 2012 volume of 4.0 billion contracts as reported by the OCC. In addition, 2013 marks the second highest year for options industry cleared contract volume to date and the third consecutive year in which volume surpassed 4 billion contracts.

In 2013, we continued to experience growth in the trading of our proprietary products, primarily SPX options, VIX options and VIX futures. For the year ended December 31, 2013 as compared to the prior year period, we experienced increases in total volume in SPX options, VIX options and VIX futures of 18.9%, 29.1% and 67.9%, respectively. We believe the volume increases are primarily due to a broader customer base resulting, in part, from educational and marketing initiatives aimed at attracting new users.

On March 9, 2013, CBOE entered into Amendment No. 12 (the "S&P Amendment") to the License Agreement (as amended, the "S&P Agreement") by and between CBOE and S&P OPCO LLC ("S&P"), as successor-in-interest to Standard & Poor's Financial Services LLC, pursuant to which CBOE and C2 may list for trading securities options on the S&P 500 Index, the S&P 100 Index and certain other S&P Indexes. The S&P Amendment extended the term of the S&P Agreement until December 31, 2033 and provides exclusivity to the Company until December 31, 2032 with respect to the S&P 500 Index.

The S&P Amendment also provides new pricing terms, effective March 9, 2013, and additional changes in pricing terms in subsequent years. The revised pricing terms include the terms that describe the fees that CBOE agrees to pay S&P with reference to the trading on the markets of CBOE and its affiliates of securities options and futures on the CBOE Volatility Index (the "VIX Index"). The S&P Amendment also provides each party with an option to terminate the S&P Agreement in the event that trading in options on the S&P 500 Index fails to meet certain volume thresholds for three consecutive calendar quarters, with CBOE's option to terminate upon a change in control.

On June 11, 2013, CBOE and C2 entered into a Consent Order under which the Company was censured and ordered to cease and desist from violating certain sections of the Securities Exchange Act, paid a fine of $6.0 million and agreed to complete certain undertakings. The Company expects to implement the undertakings within the time frame allotted in the Consent Order. Other expense for the twelve months ended December 31, 2013 included $1.0 million related to the penalty. In the fourth quarter of 2012, the Company recorded an expense of $5.0 million related to this matter.

Transactions Impacting our Financial Performance for the Twelve Months ended December 31, 2013

- Effective January 1, 2013, the Company increased its options regulatory fee rates for CBOE and C2. Effective September 1, 2013, CBOE decreased its options regulatory fee rate and C2 suspended its options regulatory fee rate.
- In February 2013 and March 2013, the Company enhanced the Volume Incentive Plan ("VIP") to incent firms to execute qualifying electronic, public customer, multiply-listed volume at CBOE in excess of certain thresholds, with a graduated schedule for higher tiers.
- The Company granted restricted shares of stock to certain officers and employees on February 6, 2013. In addition to the amounts recognized in connection with these grants, the Company recorded accelerated stock-based compensation expense totaling of $3.2 million for certain executives due to provisions contained in employment arrangements.
- On May 23, 2013, the Company granted shares of restricted stock to the incoming Chief Executive Officer and President and Chief Operating Officer, in connection with their new positions. The grants to the Chief Executive Officer and President and Chief Operating Officer totaled $2.5 million, of which 50% vested upon grant.
- The Company recorded accelerated stock-based compensation of $0.8 million to recognize the remaining value of stock grants awarded to employees in its regulatory division who will no longer receive stock-based compensation.

Operating Revenues

Total operating revenues for the year ended December 31, 2013 increased $59.8 million, or 11.7%, to $572.1 million from $512.3 million in the prior year. The following summarizes changes in total operating revenues for the year ended December 31, 2013 compared to 2012.

	2013	2012	Inc./(Dec.)	Percent Change
		(in millions)		
Transaction fees	$397.2	$357.1	$40.1	11.2%
Access fees	61.0	64.1	(3.1)	(4.8)%
Exchange services and other fees	37.3	31.4	5.9	18.8%
Market data fees	24.9	24.3	0.6	2.3%
Regulatory fees	36.7	21.0	15.7	74.5%
Other revenue	15.0	14.4	0.6	4.3%
Total operating revenues	$572.1	$512.3	$59.8	11.7%

Transaction Fees

Transaction fees increased 11.2% to $397.2 million for the year ended December 31, 2013, representing 69.4% of total operating revenues, compared with $357.1 million for the prior year period, or 69.7% of total operating revenues. This increase was largely driven by a 6.0% increase in the average revenue per contract and a 4.7% increase in trading volume. The increase in average revenue per contract resulted from a shift in volume mix to our highest average revenue per contract products, index options and futures contracts, partially offset by higher volume-based incentives, which lowered our average revenue per contract for multiply-listed options (equities and exchange-traded products).

Our share of total exchange-traded options contracts for the year ended December 31, 2013 was 27.9% compared to 27.8% from the prior year period. Trading volume is impacted by many factors, including: macroeconomic events, market volatility, regulatory actions or considerations, availability of capital, competition, pricing, number of trading days in the period and seasonality.

Average revenue per contract, discussed in greater detail below, is impacted by our fee structure which includes volume based incentive programs, mix of products traded and the percentage of trading volume executed by customers as compared to professionals, market-makers, clearing trading permit holders and broker-dealers. The implementation of fee changes, which may increase or decrease our average revenue per contract, is primarily to ensure that we are competitive in the options marketplace and to ultimately improve and continue to drive order flow to our exchanges. We cannot predict the trading patterns of exchange participants, which may be based on factors outside our control, but we can attempt to price our products at levels that are competitive in our market.

The following summarizes transaction fees by product category for 2013 compared to 2012.

	2013	2012	Inc./(Dec.)	Percent Change
		(in millions)		
Equities	$ 40.6	$ 59.6	$(19.0)	(31.9)%
Indexes	249.8	204.4	45.4	22.2%
Exchange-traded products	43.7	55.6	(11.9)	(21.3)%
Total options transaction fees	334.1	319.6	14.5	4.5%
Futures	63.1	37.5	25.6	68.3%
Total transaction fees	$397.2	$357.1	$ 40.1	11.2%

Trading Volume

The Company's average daily trading volume ("ADV") was 4.71 million contracts in 2013, an increase of 3.7% compared with 4.54 million for 2012. Total trading days in 2013 and 2012 were two hundred fifty-two and two hundred fifty, respectively. Due to the impact of Hurricane Sandy, all exchanges were closed two days in October 2012 resulting in no trading activity on those days.

The Company continued to experience growth in index options and futures contracts, including SPX options, VIX options and VIX futures, while volume decreased in equity options. The following summarizes changes in total trading volume and ADV by product for 2013 compared to 2012.

	2013		2012		Volume Percent Change	ADV Percent Change
	Volume	ADV	Volume	ADV		
	(in millions)					
Equities	433.8	1.72	494.3	1.97	(12.2)%	(12.9)%
Indexes	372.6	1.48	304.3	1.22	22.4%	21.5%
Exchange-traded products	341.0	1.35	311.8	1.25	9.4%	8.5%
Total options contracts	1,147.4	4.55	1,110.4	4.44	3.3%	2.5%
Futures contracts	40.2	0.16	23.9	0.10	68.2%	65.6%
Total contracts	1,187.6	4.71	1,134.3	4.54	4.7%	3.7%

The following provides the percentage of volume by product category for the year ended December 31, 2013 and 2012.

	2013	2012
Equities	36.5%	43.6%
Indexes	31.4%	26.8%
Exchange-traded products	28.7%	27.5%
Futures	3.4%	2.1%
Total	100.0%	100.0%

Average revenue per contract

The average revenue per contract was $0.334 in 2013, an increase of 6.0% compared with $0.315 in 2012. Average revenue per contract represents transaction fees divided by total contracts.

The following summarizes average revenue per contract by product for 2013 compared to 2012.

	2013	2012	Percent Change
Equities	$0.094	$0.121	(22.3)%
Indexes	0.670	0.672	(0.3)%
Exchange-traded products	0.128	0.178	(28.1)%
Total options average revenue per contract	0.291	0.288	1.0%
Futures	1.570	1.570	—%
Total average revenue per contract	$0.334	$0.315	6.0%

Factors contributing to the increase in total average revenue per contract for the year ended December 31, 2013 compared to the same period in 2012 included:

- *Product mix*—The increase in the average revenue per contract reflects a shift in the volume mix by product. Index options and futures contracts accounted for 31.4% and 3.4% of total trading volume in 2013, up from 26.8% and 2.1% in 2012, respectively. Index options generated total average revenue per contract of $0.670 representing the highest options average revenue per contract, while futures contracts generated our highest total average revenue per contract of $1.570.

- *SPX options, VIX options and VIX futures*—For the year ended December 31, 2013 as compared to the prior year period, the total trading volume in SPX options, VIX options and VIX futures increased by 18.9%, 29.1% and 67.9%, respectively.

At December 31, 2013, there were one hundred four CBOE clearing firms, two of which cleared a combined 48% of our billings collected through the OCC in 2013. The next largest clearing firm accounted for approximately 6% of our billings collected through the OCC. No one Trading Permit Holder using the clearing services of the top two clearing firms represented more than 39% of the revenue collected through the OCC in 2013. Should a clearing firm withdraw from CBOE, we believe the Trading Permit Holder portion of that firm's trading activity would likely transfer to another clearing firm.

The two largest clearing firms mentioned above clear the majority of the market-maker sides of transactions at CBOE, C2 and at all of the U.S. options exchanges. If either of these firms were to withdraw from the business of market-maker clearing and market-makers were unable to transfer to another firm, this could create significant disruption to the U.S. options markets, including ours.

Access Fees

Access fees for the year ended December 31, 2013 decreased to $61.0 million from $64.1 million in the comparable prior year period. The decrease in access fees was primarily due to the implementation of an incentive programs for market-maker trading permits and floor brokers implemented in May 2013, which lowered monthly access fees.

The demand for trading permits could be impacted by market fluctuations that affect trading volume.

Exchange Services and Other Fees

Exchange services and other fees for the year ended December 31, 2013 increased 18.8% to $37.3 million from $31.4 million in the comparable period in the prior year, resulting from the introduction of a network access option offered in connection with the Company's data center move to New Jersey in December 2012.

Market Data Fees

Market data fees increased 2.3% to $24.9 million for the year ended December 31, 2013 from $24.3 million in the prior year. Market data fees represent income derived from OPRA as well as the Company's market data services. OPRA and Company market data fees for the years ended 2013 and 2012 were $12.9 million and $12.0 million and $15.0 million and $9.3 million, respectively. OPRA income is allocated through OPRA based on each exchange's share of total cleared options transactions. The Company's share of OPRA income for the period ended December 31, 2013 decreased to 21.7% from 24.4% for the same period in 2012 as a result of a decrease in the Company's share of total cleared options transactions. Revenue generated from the Company's market data services, which provide current and historical options and futures data, increased $2.7 million, resulting primarily from an increase in subscribers to CBOE Streaming Markets and other market data services and an increase in subscriber rates.

Regulatory Fees

Regulatory fees increased 74.5% for the year ended 2013 to $36.7 million from $21.0 million in the same period in the prior year, resulting from CBOE and C2 increasing their options regulatory fee rates and higher Trading Permit Holder customer volume industry-wide as compared to the same period in 2012. Effective September 1, 2013, CBOE decreased its options regulatory fee rate and C2 suspended its options regulatory fee rate.

The Company's regulatory fees are primarily based on the number of customer contracts traded by Trading Permit Holders throughout the listed United States options industry. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Operating Expenses

Total operating expenses increased $18.0 million, or 6.7%, to $286.2 million for the year ended 2013 from $268.2 million in the year ago period, resulting from higher employee costs, depreciation and amortization and royalty fees, partially offset by lower data processing, outside services, trading volume incentives and other expense. Expenses decreased to 50.0% of total operating revenues in the year ended 2013 compared with 52.3% in the same period in 2012.

The following summarizes changes in operating expenses for the year ended December 31, 2013 compared to 2012.

	2013	2012	Inc./(Dec.)	Percent Change
		(in millions)		
Employee costs	$118.1	$104.2	$13.9	13.3%
Depreciation and amortization	34.5	31.5	3.0	9.5%
Data processing	17.9	19.6	(1.7)	(8.7)%
Outside services	34.5	36.3	(1.8)	(5.0)%
Royalty fees	56.6	46.1	10.5	22.6%
Trading volume incentives	4.3	6.3	(2.0)	(30.6)%
Travel and promotional expenses	9.8	10.0	(0.2)	(2.0)%
Facilities costs	5.0	5.0	—	(0.3)%
Other expenses	5.5	9.2	(3.7)	(40.0)%
Total operating expenses	$286.2	$268.2	$18.0	6.7%

Employee Costs

For the year ended December 31, 2013, employee costs were $118.1 million, or 20.6% of total operating revenues, compared with $104.2 million, or 20.3% of total operating revenues, in the same period in 2012. This represented an increase of $13.9 million, or 13.3%, resulting from increases in stock-based compensation of $8.5 million, annual incentive compensation of $3.7 million and salaries of $4.4 million resulting from increases in staffing, primarily for regulatory functions. These increases were partially offset by lower severance expense of $2.5 million.

The increase in stock-based compensation of $8.5 million resulted from the amortization of stock-compensation expense relating to the February 2013 and May 2013 grants and the recognition of $4.0 million of accelerated stock-based compensation related to the February 2013 grant to certain executives due to provisions contained in their employment arrangements and the recognition of the remaining value of stock grants awarded, in June 2010, to employees in the Company's regulatory division who are no longer eligible to receive equity based compensation.

Depreciation and Amortization

Depreciation and amortization increased by $3.0 million to $34.5 million for the year ended December 31, 2013 compared with $31.5 million for the same period in 2012.

Data Processing

Data processing expenses decreased $1.7 million to $17.9 million for the year ended December 31, 2013 compared with $19.6 million in the prior-year period, representing 3.1% and 3.8% of total operating revenues in the years ended 2013 and 2012, respectively. The decrease in data processing expenses is primarily due to decreases in hardware and software maintenance relating to the migration of the trading platform completed in December 2012.

Outside Services

Expenses related to outside services decreased to $34.5 million for the year ended December 31, 2013 from $36.3 million in the prior-year period and represented 6.0% and 7.1% of total operating revenues in the years ended 2013 and 2012, respectively. The $1.8 million decrease is primarily due to lower costs related to litigation. The Company received insurance reimbursement for legal expenses of $1.5 million during the year ended December 31, 2013.

Royalty Fees

Royalty fees for the year ended December 31, 2013 were $56.6 million compared with $46.1 million for the prior year period, an increase of $10.5 million. The increase is primarily due to higher trading volume in licensed index products and an increase in royalty rates as a result of the amendment the Company executed with S&P to the existing S&P Agreement.

Trading Volume Incentives

Trading volume incentives decreased $2.0 million to $4.3 million for the year ended December 31, 2013 compared to $6.3 million for the same period a year ago. The decrease was primarily due to lower volume in multiply-listed options products (equities and exchange-traded products), modifications in the criteria for contracts qualifying for certain quantity-based fee waivers and adjustments to the fees paid by the Company for transactions linked to away exchanges.

Other Expenses

Other expenses decreased $3.7 million to $5.5 million for the year ended December 31, 2013 compared to $9.2 million for the same period a year ago. In 2012, the Company accrued an estimated expense of $5.0 million for the liability related to the SEC investigation of CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws. In 2013, the Company recorded an additional $1.0 million related to the final agreement with the SEC resulting in a net decrease of $4.0 million year over year.

Operating Income

As a result of the items above, operating income in 2013 was $285.9 million compared to $244.1 million in 2012, an increase of $41.8 million.

Other Expense

Net Loss from Investment in Affiliates

Net loss from investment in affiliates was $2.2 million for the year ended December 31, 2013 compared with $1.7 million for the same period in the prior year. The loss in 2013 and 2012 primarily reflected the Company's share of the operating loss of Signal Trading Systems, LLC. See Note 3 to the consolidated financial statements for additional information on the Company's investment in Signal Trading Systems, LLC.

Income before Income Taxes

As a result of the items above, income before income taxes in 2013 was $283.7 million compared to $242.6 million in 2012, an increase of $41.1 million.

Income Tax Provision

For the year ended December 31, 2013, the income tax provision was $107.7 million compared with $85.2 million for the same period in 2012, a direct result of an increase in the effective tax rate and higher taxable income. The effective tax rate was 38.0% and 35.1% for the years ended December 31, 2013 and 2012, respectively. The increase in effective tax rate for the year ended December 31, 2013 compared to 2012 is the result of 2012 including the recognition of discrete items related to prior periods. During the twelve months ended December 31, 2012, the Company filed amended returns for 2008, 2009 and 2010 and completed its return for 2011 and recognized, as a discrete item, in the aggregate, a $12.9 million net benefit for a Section 199 deduction for U.S. production activities. No prior period adjustments were recorded in the year ended December 31, 2013.

Net Income

As a result of the items above, net income allocated to common stockholders in 2013 was $173.9 million compared to $155.3 million in 2012, an increase of $18.6 million. Basic and diluted net income per share allocated to common stockholders were $1.99 and $1.78 for the years ended December 31, 2013 and 2012, respectively.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Overview

The following summarizes changes in financial performance for the year ended December 31, 2012 compared to 2011.

	2012	2011	Inc./(Dec.)	Percent Change
	(in millions, except per share amounts)			
Total operating revenues	$512.3	$508.1	$ 4.2	0.8%
Total operating expenses	268.2	266.5	1.7	0.6%
Operating income	244.1	241.6	2.5	1.0%
Total other expense	(1.5)	(1.5)	—	—%
Income before income taxes	242.6	240.1	2.5	1.0%
Income tax provision	85.2	100.7	(15.5)	(15.4)%
Net income	$157.4	$139.4	$ 18.0	12.9%
Net income allocated to common stockholders	$155.3	$136.6	$ 18.7	13.7%
Operating income percentage	47.6%	47.5%		
Net income percentage	30.7%	27.4%		
Diluted—net income per share allocated to common stockholders	$ 1.78	$ 1.52		

- The Company's market share of total options contracts traded on U.S. exchanges was 27.8% for the year ended December 31, 2012 compared to 26.4% for the year ended December 31, 2011.
- Total operating revenues increased due to higher exchange services and other fees, market data fees, regulatory fees and other revenue, partially offset by decreases in transaction fees and access fees.
- Total operating expenses increased due to higher outside services and other expenses, partially offset by decreases in depreciation and amortization and trading volume incentives.

Significant Events in 2012

Total industry cleared contract volume in 2012 reached 4.0 billion contracts, a 12% decline from the 2011 record volume of 4.6 billion contracts as reported by the OCC. Despite this decline, 2012 marked the second highest year for cleared contract volume to date and the second consecutive year in which volume surpassed 4 billion contracts.

We experienced strong growth in VIX options and futures in 2012. For the year ended December 31, 2012 as compared to the prior year period, we experienced increases in total volume in VIX options and futures of 13.0% and 99.2%, respectively. We believe the growth is due to a broader customer base and our commitment to investor education.

On December 12, 2012, the Company announced that William J. Brodsky, Chairman and CEO, advised the Board that he planned to step down as CEO effective following the 2013 Annual Meeting in May 2013. Following the annual meeting, he assumed the role of Executive Chairman of the Board. The company also announced that its Board of Directors appointed Edward T. Tilly, CBOE President and COO, as CEO, also effective following the 2013 Annual Meeting. Edward L. Provost, CBOE Chief Business Development Officer, succeeded Tilly as CBOE President and COO.

Transactions Impacting our Financial Performance for the Twelve Months ended December 31, 2012

- On January 3, 2012, the Company implemented several changes to our fee schedule to promote trading in various products. Adjustments were made to liquidity provider sliding scales, effectively decreasing per contract fees on multiply-listed options products and increasing per contract fees on proprietary products. For Clearing Trading Permit Holders that are proprietary firms, a single, fixed transaction fee for non-paired orders in products other than our proprietary options products was established. And, in an effort to increase our market share, we implemented a volume incentive program ("VIP") to reward firms who execute qualifying electronic, public customer, multiply-listed volume at CBOE in excess of certain thresholds, with a graduated schedule for higher tiers.
- In addition to transaction fee changes, on January 3, 2012, we implemented fee adjustments for market-maker trading permits, which resulted in lower access fees, and we increased our exchange services and other fees for Trading Permit Holders.
- Effective August 1, 2012, CBOE increased its options regulatory fee rate and C2 implemented an options regulatory fee. The increase in the options regulatory fee is reflected in "Regulatory Fees" in the consolidated statements of income.
- Other expenses include the impact of an expense accrual of $5.0 million for a liability related to an SEC investigation of CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws.
- Income tax expense decreased due to the recognition of discrete items resulting in a net benefit of $12.9 million.

Operating Revenues

Total operating revenues for the year ended December 31, 2012 increased $4.2 million, or 0.8%, to $512.3 million from $508.1 million in the prior year. The following summarizes changes in total operating revenues for the year ended December 31, 2012 compared to 2011.

	2012	2011	Inc./(Dec.)	Percent Change
		(in millions)		
Transaction fees	$357.1	$373.1	$(16.0)	(4.3)%
Access fees	64.1	68.7	(4.6)	(6.7)%
Exchange services and other fees	31.4	18.2	13.2	72.5%
Market data fees	24.3	19.9	4.4	22.4%
Regulatory fees	21.0	19.2	1.8	9.1%
Other revenue	14.4	9.0	5.4	59.0%
Total operating revenues	$512.3	$508.1	$ 4.2	0.8%

Transaction Fees

Transaction fees decreased 4.3% to $357.1 million for the year ended December 31, 2012, representing 69.7% of total operating revenues, compared with $373.1 million for the prior year period, or 73.4% of total operating revenues. This decrease was largely driven by a decrease in trading volume of 6.8%, partially offset by a 2.6% increase in the average revenue per contract. The increase in average revenue per contract was primarily due to fee changes implemented during 2012, which increased the rate per contract on index options and futures contracts and decreased the rate per contract on multiply-listed options products, and the mix of products traded.

Although our share of total exchange-traded options contracts increased to 27.8% from 26.4% from the prior year period, overall trading volume decreased. Trading volume is impacted by many factors. These factors include: macroeconomic events, market volatility, regulatory actions or considerations, availability of capital, competition, number of trading days in the period and seasonality.

Average revenue per contract, discussed in greater detail below, is impacted by our fee structure which includes volume based incentive programs, mix of products traded and the percentage of trading volume executed by customers as compared to professionals, market-makers, clearing trading permit holders and broker-dealers.

The following summarizes transaction fees by product for 2012 compared to 2011.

	2012	2011	Inc./(Dec.)	Percent Change
	(in millions)			
Equities	$ 59.6	$ 84.3	$(24.7)	(29.3)%
Indexes	204.4	197.3	7.1	3.6%
Exchange-traded products	55.6	74.4	(18.8)	(25.3)%
Total options transaction fees	319.6	356.0	(36.4)	(10.2)%
Futures	37.5	17.1	20.4	119.3%
Total transaction fees	$357.1	$373.1	$(16.0)	(4.3)%

Trading Volume

The Company's ADV was 4.54 million contracts in 2012, a decrease of 6.0% compared with 4.83 million for 2011. Total trading days in 2012 and 2011 were two hundred fifty and two hundred fifty-two, respectively. Due to the impact of Hurricane Sandy, all exchanges were closed two days in October 2012 resulting in no trading activity on those days.

The Company experienced a decrease in volume in each options product category. The Company continued to experience significant growth in futures primarily driven by futures contracts on the VIX index. The following summarizes changes in total trading volume and ADV by product for 2012 compared to 2011.

	2012		2011		Volume Percent Change	ADV Percent Change
	Volume	ADV	Volume	ADV		
	(in millions)					
Equities	494.3	1.97	516.1	2.05	(4.2)%	(3.5)%
Indexes	304.3	1.22	320.4	1.27	(5.0)%	(4.2)%
Exchange-traded products	311.8	1.25	368.4	1.46	(15.4)%	(14.7)%
Total options contracts	1,110.4	4.44	1,204.9	4.78	(7.8)%	(7.1)%
Futures contracts	23.9	0.10	12.0	0.05	99.2%	99.2%
Total contracts	1,134.3	4.54	1,216.9	4.83	(6.8)%	(6.0)%

The following provides the percentage of volume by product category for the year ended December 31, 2012 and 2011.

	2012	2011
Equities	43.6%	42.4%
Indexes	26.8%	26.3%
Exchange-traded products	27.5%	30.3%
Futures	2.1%	1.0%
Total	100.0%	100.0%

Average revenue per contract

The average revenue per contract was $0.315 in 2012, an increase of 2.6% compared with $0.307 in 2011. Average revenue per contract represents transaction fees divided by total contracts.

The following summarizes average revenue per contract by product for 2012 compared to 2011.

	2012	2011	Percent Change
Equities	$0.121	$0.163	(25.8)%
Indexes	0.672	0.616	9.1%
Exchange-traded products	0.178	0.202	(11.9)%
Total options revenue per contract	0.288	0.295	(2.4)%
Futures	1.570	1.419	10.6%
Total average revenue per contract	$0.315	$0.307	2.6%

There were a number of factors that contributed to the increase in our average revenue per contract in 2012 compared to 2011. These include:

- *Rate structure*—Our rate structure includes sliding scales, volume discounts and limits on fees as part of our effort to increase liquidity and market share in multiply-listed options products and, to a lesser extent, on our proprietary products. The transaction fee changes implemented January 3, 2012, including the VIP, which does not include proprietary products, decreased the rate per contract on multiply-listed options products (equities and exchange-traded products) and increased the rate per contract on indexes and futures.
- *VIX options and futures*—For the year ended December 31, 2012 as compared to the prior year period, we experienced increases in total volume in VIX options and futures of 13.0% and 99.2%, respectively. Index options represent the Company's highest options average revenue per contract. Futures contracts generate our highest total average revenue per contract.
- *Product mix*—The increase in the average revenue per contract reflects a shift in the volume mix by product. Index options and futures contracts accounted for 26.8% and 2.1% of total contracts traded in 2012 up from 26.3% and 1.0% in 2011, respectively.

Access Fees

Access fees for the year ended December 31, 2012 decreased to $64.1 million from $68.7 million in the comparable prior year period. The decrease in access fees was primarily due to fee adjustments implemented in 2012 for market-maker trading permits, which lowered both the fee and pricing for monthly trading permits under the market-maker trading permit sliding scale. Market-makers that committed to a minimum number of trading permits for the calendar year qualified for a discounted monthly rate.

Exchange Services and Other Fees

Exchange services and other fees for the year ended December 31, 2012 increased 72.5% to $31.4 million from $18.2 million the comparable period in the prior year, resulting primarily from pricing increases for services such as connectivity to CBOE Command through network access ports and client application services.

Market Data Fees

Market data fees increased 22.4% to $24.3 million for the year ended December 31, 2012 from $19.9 million in the same period in the prior year. OPRA and Company market data fees for 2012 and 2011 were $15.0 million and $9.3 million and $12.9 million and $7.0 million, respectively. The Company's share of OPRA income for the period ended December 31, 2012 increased to 24.4% from 21.4% for the same period in 2011 as a result of an increase in the Company's share of total cleared options transactions. Revenue generated from the Company's market data services increased $2.3 million, resulting primarily from an increase in subscribers to CBOE Streaming Markets and other market data services and an increase in subscriber rates.

Regulatory Fees

Regulatory fees increased 9.1% for the year ended 2012 to $21.0 million from $19.2 million in the same period in the prior year, resulting from CBOE increasing its options regulatory fee rate and C2 implementing an options regulatory fee. These fee changes were partially offset by lower Trading Permit Holder customer volume industry-wide as compared to the same period in 2011.

Other Revenue

Other revenue increased $5.4 million to $14.4 million for the year ended 2012 compared with $9.0 million for the comparable period in 2011. This increase primarily reflects fines assessed to Trading Permit Holders from disciplinary actions. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Operating Expenses

Total operating expenses decreased $1.7 million, or 0.6%, to $268.2 million for the year ended 2012 from $266.5 million in the year ago period, resulting from higher costs associated with outside services and other expenses, partially offset by lower depreciation and amortization and trading volume incentives. Expenses decreased to 52.3% of total operating revenues in the year ended 2012 compared with 52.5% in the same period in 2011.

The following summarizes changes in operating expenses for the year ended December 31, 2012 compared to 2011.

	2012	2011	Inc./(Dec.)	Percent Change
		(in millions)		
Employee costs	$104.2	$104.5	$(0.3)	(0.3)%
Depreciation and amortization	31.5	34.1	(2.6)	(7.6)%
Data processing	19.6	17.9	1.7	9.5%
Outside services	36.3	27.3	9.0	33.0%
Royalty fees	46.1	47.8	(1.7)	(3.6)%
Trading volume incentives	6.3	14.2	(7.9)	(55.6)%
Travel and promotional expenses	10.0	9.8	0.2	2.0%
Facilities costs	5.0	5.4	(0.4)	(7.4)%
Other expenses	9.2	5.5	3.7	67.3%
Total operating expenses	$268.2	$266.5	$ 1.7	0.6%

Employee Costs

For the year ended December 31, 2012, employee costs were $104.2 million, or 20.3% of total operating revenues, compared with $104.5 million, or 20.6% of total operating revenues, in the same period in 2011. This represents a decrease of $0.3 million, or 0.3%, resulting from decreases in accrued incentive compensation of $0.9 million and severance expense of $0.5 million, partially offset by an increase in salaries of $1.4 million resulting from increases in staffing, primarily for regulatory functions.

In September 2012, the Company announced a reduction in force which resulted in the elimination of 30 positions and severance charges of $2.1 million. Total headcount at the end of 2012, as compared to the beginning of the period, remained relatively constant as the eliminated staff positions were mostly offset by newly added staff positions, primarily for regulatory functions. In 2011, the Company recorded severance expenses of $3.7 million due to the departure of a senior executive pursuant to his employment agreement with the Company.

Depreciation and Amortization

Depreciation and amortization decreased by $2.6 million to $31.5 million for the year ended December 31, 2012 compared with $34.1 million for the same period in 2011.

Data Processing

Data processing expenses increased $1.7 million to $19.6 million for the year ended December 31, 2012 compared with $17.9 million in the prior-year period. The increase in data processing expenses is primarily due to an increase in hardware and software maintenance relating to the migration of the CBOE and CFE data centers to New Jersey and various other software upgrades.

Outside Services

Expenses related to outside services increased to $36.3 million for the year ended December 31, 2012 from $27.3 million in the prior-year period. The $9.0 million increase primarily resulted from higher expenses for costs relating to legal proceedings, costs associated with the Company's review of regulatory compliance and audit and accounting fees partially attributed to additional work related to the recognition of a certain discrete tax deduction.

Royalty Fees

Royalty fees expense for the year ended December 31, 2012 were $46.1 million compared with $47.8 million for the prior year period, a decrease of $1.7 million. This decrease primarily resulted from lower trading volume in licensed products.

Trading Volume Incentives

Trading volume incentives decreased $7.9 million to $6.3 million for the year ended December 31, 2012 compared to $14.2 million for the prior year period. The decrease was primarily due to lower volume in multiply-listed options products (equities and exchange-traded products), a modification in the criteria for contracts qualifying for certain quantity-based fee waivers and an adjustment to the fees paid by the Company for transactions linked to away exchanges.

Other Expenses

In 2012, the Company accrued an estimated expense of $5.0 million for a liability related to an SEC investigation of CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws.

Operating Income

As a result of the items above, operating income in 2012 was $244.1 million compared to $241.6 million in 2011, an increase of $2.5 million.

Other Expense

Net Loss from Investment in Affiliates

Net loss from investment in affiliates was $1.7 million for the year ended December 31, 2012 compared with $0.8 million for the same period in the prior year. The loss in 2012 reflected the Company's share of the operating loss of Signal Trading Systems, LLC. The loss in 2011 reflected the Company's share of the operating loss of Signal Trading Systems, LLC and the impairment of the carrying value of our investment in NSX Holdings, Inc. The Company no longer holds a direct investment in NSX due to the acquisition of NSX by CBSX in December 2011.

Income before Income Taxes

As a result of the items above, income before income taxes in 2012 was $242.6 million compared to $240.1 million in 2011, an increase of $2.5 million.

Income Tax Provision

For the year ended December 31, 2012, the income tax provision was $85.2 million compared with $100.7 million for the same period in 2011. This decrease was a direct result of a decrease in the effective rate. The effective tax rate was 35.1% and 41.9% for the years ended December 31, 2012 and 2011, respectively. The decrease in effective tax rate for the year ended December 31, 2012 compared to the prior year period is the result of the recognition of discrete items and the benefit of a new tax apportionment method enacted by Illinois. During the twelve months ended December 31, 2012, the Company filed amended returns for 2008, 2009 and 2010 and completed its return for 2011 and recognized, as a discrete item, in the aggregate, a $12.9 million net benefit for a Section 199 deduction for U.S. production activities which encompasses all personal property, including computer software for prior year periods. The prior year effective tax rate included the impact of an increase in the Illinois tax rate effective January 1, 2011 and a charge of $4.2 million taken to increase state-related uncertain tax positions.

Net Income

As a result of the items above, net income allocated to common stockholders in 2012 was $155.3 million compared to $136.6 million in 2011, an increase of $18.7 million. Basic and diluted net income per share allocated to common stockholders were $1.78 and $1.52 for the years ended December 31, 2012 and 2011, respectively.

Liquidity and Capital Resources

Historically, we have financed our operations, capital expenditures and other cash needs through cash generated from operations. Cash requirements principally consist of funding operating expenses, capital expenditures, actual and anticipated quarterly and special dividend payments and common stock repurchases under the announced program. We expect to use cash on hand at December 31, 2013 and funds generated from operations to continue to meet our 2014 cash requirements. From time to time, we consider the possibility of acquisitions, dispositions and strategic alliances that we believe would strengthen our business in the long-term; however, if consummated these transactions may negatively impact our liquidity in the short-term.

Cash Flows

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Operating Activities

Net cash provided by operating activities was $224.4 million and $200.5 million for the years ended December 31, 2013 and 2012, respectively. The increase in net cash flows provided by operating activities was primarily due to an increase in working capital generated by strong operating results.

Net cash provided by operating activities was $48.4 million higher than net income for the fiscal year ended December 31, 2013. The net increase was mainly a result of $34.5 million in depreciation and amortization, the recognition of stock-based compensation totaling $20.8 million and an increase in income taxes payable of $9.0 million, partially offset by an increase in accounts receivable of $4.2 million and an increase in income tax receivable of $10.3 million.

Investing Activities

Net cash flows used in investing activities totaled $31.2 million and $33.0 million for the years ended December 31, 2013 and 2012, respectively. Expenditures for capital and other assets totaled $28.7 million and $30.1 million for the years ended December 31, 2013 and 2012, respectively, primarily representing purchases of systems hardware and software. The Company made investments in IPXI Holdings, LLC of $0.6 million and Signal Trading Systems, LLC of $1.9 million in 2013.

The Company projects expenditures for capital and other assets in 2014 to be between $47.0 and $50.0 million. The expenditures are primarily driven by spending to harden the company's systems, as well as ongoing investments in systems hardware and software that enhance trading technology and regulatory systems.

Financing Activities

Net cash flows used in financing activities totaled $107.4 million and $166.9 million for the years ended December 31, 2013 and 2012, respectively. The decrease in net cash flows used in financing activities resulted primarily from the payment of a special dividend in the prior year totaling $66.2 million.

For the year ended December 31, 2013, net cash flows used in financing activities consisted of $45.3 million in unrestricted common stock purchases under the Company's share repurchase program,

$58.4 million for the payment of quarterly dividends, $6.1 million for other shares purchased, which consisted of unrestricted common stock surrendered to satisfy employees' tax obligations upon the vesting of restricted stock.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Operating Activities

Net cash provided by operating activities was $200.5 million and $203.1 million for the years ended 2012 and 2011, respectively. The decrease in net cash provided by operating activities was primarily due to an increase in accounts receivable, reflecting activity for December 2012, resulting from fee increases implemented in 2012 and higher trading volume and product mix as compared to December 2011.

Net cash provided by operating activities was $43.1 million higher than net income for the fiscal year ended December 31, 2012. The net increase was mainly a result of $31.5 million in depreciation and amortization, the recognition of stock-based compensation totaling $12.3 million and increase in income taxes payable of $8.7 million partially offset by an increase in accounts receivable of $8.1 million and an increase in income tax receivable of $5.0 million.

Investing Activities

Net cash flows used in investing activities totaled $33.0 million and $30.3 million for the years ended December 31, 2012 and 2011, respectively. Expenditures for capital and other assets totaled $30.1 million and $29.1 million for the years ended December 31, 2012 and 2011, respectively, primarily representing purchases of systems hardware and software. The Company made investments in IPXI Holdings, LLC for $1.3 million and Signal Trading Systems, LLC for $1.7 million in 2012.

Financing Activities

Net cash flows used in financing activities totaled $166.9 million and $91.7 million for the years ended December 31, 2012 and 2011, respectively. The increase in net cash flows used in financing activities resulted primarily from the payment of a special dividend. For the year ended December 31, 2012, net cash flows used in financing activities consisted of $49.7 million in unrestricted common stock purchases under the Company's share repurchase program, $47.8 million for the payment of quarterly dividends, $66.2 million for the payment of a special dividend and $3.1 million for other shares purchased, which consisted of unrestricted common stock surrendered to satisfy employees' tax obligations upon the vesting of restricted stock.

Dividends

The Company's expectation is to continue to pay dividends. The decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our board of directors deems relevant. Future debt obligations and statutory provisions, among other things, may limit, or in some cases prohibit, our ability to pay dividends.

Share Repurchase Program

On August 2, 2011, the Company announced that its board of directors had approved a share repurchase program that authorized the Company to purchase up to $100 million of its outstanding unrestricted common stock. On July 31, 2012, the Company announced that its board of directors had approved the repurchase of an additional $100 million of its outstanding unrestricted common stock. On December 10, 2013, the Company announced that its board of directors had approved the repurchase of an additional $100 million of its outstanding unrestricted common stock. This authorization was in addition to any amount remaining under the August 2011 and July 2012 authorizations. The program permits the Company to purchase shares through a variety of methods, including in the open market or through privately negotiated transactions, in accordance with applicable securities laws. It does not obligate the Company to make any repurchases at any specific time or situation.

For the twelve months ended December 31, 2013, the Company purchased 932,400 shares of unrestricted common stock at an average cost per share of $48.57, totaling $45.3 million in purchases under the program.

Since inception of the program, the Company purchased 4,639,824 shares of unrestricted common stock at an average cost per share of $30.61, totaling $142.0 million in purchases under the program.

Off-Balance Sheet Arrangements

We currently do not have any relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities, that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Lease and Contractual Obligations

The Company leases office space in downtown Chicago, Illinois for its Regulatory Division, in a suburb of Chicago for a remote network operations center, in New York City for certain marketing activities and New Jersey for housing its data center, with lease terms remaining from 5 months to 136 months as of December 31, 2013. Total rent expense related to these lease obligations for the years ended December 31, 2013, 2012 and 2011 were $3.0 million, $3.5 million and $3.2 million, respectively. Future minimum payments under these non-cancelable lease and advertising obligations were as follows at December 31, 2013 (in thousands):

	Total(1)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating leases	$12,965	$2,562	$4,646	$1,667	$4,090
Total	$12,965	$2,562	$4,646	$1,667	$4,090

(1) Gross unrecognized income tax liabilities, excluding interest and penalties, of $26.7 million are not included in the table due to uncertainty about the date of their settlement.

In addition to the non-cancelable leases, the Company has contractual obligations related to licensing agreements with various licensors. The licensing agreements contain annual minimum fee requirements that total $12.2 million for the next five years.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

We are exposed to market risk in the ordinary course of business. This market risk consists primarily of interest rate risk associated with our cash and cash equivalents. We have no long-term or short-term debt. The Company does not trade options for its own account.

Interest Rate Risk

We have exposure to market risk for changes in interest rates relating to our cash and cash equivalents. As of December 31, 2013 and 2012, our cash and cash equivalents were $221.3 million and $135.6 million, respectively. We invest available cash in highly liquid, short-term investments, such as money market funds and U.S. Treasury securities. Our investment policy is to preserve capital and liquidity. A hypothetical three basis point decrease in short-term interest rates would decrease annual earnings by less than $75,000, assuming no change in the amount or composition of our cash and cash equivalents.

Impact of Inflation

We have not been adversely affected by inflation as technological advances and competition have generally caused prices for hardware and software that we use for our electronic platforms to remain constant or decline. Since transactions on our exchanges are not governed by long-term contracts, we believe that any increases in inflation are unlikely to have a material adverse effect on us.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CBOE Holdings, Inc. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of CBOE Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CBOE Holdings, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CBOE Holdings, Inc. and Subsidiaries
Chicago, Illinois

We have audited the internal control over financial reporting of CBOE Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and, effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 21, 2014 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 21, 2014

CBOE Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2013 and December 31, 2012

(in thousands, except share amounts)	December 31, 2013	December 31, 2012
Assets		
Current Assets:		
Cash and cash equivalents	$ 221,341	$ 135,597
Accounts receivable—net allowances of 2013—$266 and 2012—$340	49,888	45,666
Marketing fee receivable	8,869	5,216
Income taxes receivable	22,039	11,717
Other prepaid expenses	4,007	4,146
Other current assets	2,717	567
Total Current Assets	**308,861**	**202,909**
Investments in Affiliates	**14,581**	**14,270**
Land	**4,914**	**4,914**
Property and Equipment:		
Construction in progress	23	89
Building	65,448	62,442
Furniture and equipment	271,437	263,155
Less accumulated depreciation and amortization	(269,614)	(251,642)
Total Property and Equipment—Net	**67,294**	**74,044**
Other Assets:		
Software development work in progress	7,853	4,370
Data processing software and other assets (less accumulated amortization—2013, $147,322; 2012, $133,862)	38,086	38,351
Total Other Assets—Net	**45,939**	**42,721**
Total	**$ 441,589**	**$ 338,858**
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 52,958	$ 45,148
Dividend payable	43,831	—
Marketing fee payable	9,442	5,808
Deferred revenue and other liabilities	1,100	1,084
Post-retirement medical benefits	127	110
Total Current Liabilities	**107,458**	**52,150**
Long-term Liabilities:		
Post-retirement medical benefits	2,110	1,794
Income tax liability	29,903	20,857
Other long-term liabilities	3,856	3,946
Deferred income taxes	13,745	20,989
Total Long-term Liabilities	**49,614**	**47,586**
Commitments and Contingencies		
Total Liabilities	**157,072**	**99,736**
Stockholders' Equity:		
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2013 or 2012	—	—
Unrestricted common stock, $0.01 par value: 325,000,000 shares authorized; 91,845,492 issued and 86,770,737 outstanding at December 31, 2013; 91,270,274 issued and 87,271,683 outstanding at December 31, 2012	919	913
Additional paid-in-capital	90,985	67,812
Retained earnings	349,290	275,491
Treasury stock at cost—5,074,755 shares at December 31, 2013 and 3,998,591 shares at December 31, 2012	(155,627)	(104,201)
Accumulated other comprehensive loss	(1,050)	(893)
Total Stockholders' Equity	**284,517**	**239,122**
Total	**$ 441,589**	**$ 338,858**

See notes to consolidated financial statements

CBOE Holdings, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2013, 2012 and 2011

(in thousands, except per share amounts)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Operating Revenues:			
Transaction fees	$397,218	$357,146	$373,065
Access fees	61,022	64,070	68,693
Exchange services and other fees	37,250	31,368	18,181
Market data fees	24,911	24,360	19,906
Regulatory fees	36,631	20,995	19,243
Other revenue	15,018	14,399	9,056
Total Operating Revenues	**572,050**	**512,338**	**508,144**
Operating Expenses:			
Employee costs	118,083	104,196	104,454
Depreciation and amortization	34,488	31,485	34,094
Data processing	17,898	19,603	17,933
Outside services	34,473	36,300	27,310
Royalty fees	56,576	46,135	47,822
Trading volume incentives	4,355	6,275	14,239
Travel and promotional expenses	9,806	10,006	9,812
Facilities costs	5,053	5,066	5,400
Other expenses	5,504	9,175	5,448
Total Operating Expenses	**286,236**	**268,241**	**266,512**
Operating Income	**285,814**	**244,097**	**241,632**
Other Income/(Expense):			
Investment income	63	149	142
Net loss from investment in affiliates	(2,221)	(1,695)	(811)
Interest and other borrowing costs	—	—	(879)
Total Other Expense	**(2,158)**	**(1,546)**	**(1,548)**
Income Before Income Taxes	**283,656**	**242,551**	**240,084**
Income tax provision	107,657	85,156	100,678
Net Income	**175,999**	**157,395**	**139,406**
Net Income allocated to participating securities	**(2,136)**	**(2,141)**	**(2,824)**
Net Income allocated to common stockholders	**$173,863**	**$155,254**	**$136,582**
Net income per share allocated to common stockholders (Note 14)			
Basic	$ 1.99	$ 1.78	$ 1.52
Diluted	1.99	1.78	1.52
Weighted average shares used in computing net income per share			
Basic	87,331	87,460	89,994
Diluted	87,331	87,460	89,994

See notes to consolidated financial statements

CBOE Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2013, 2012 and 2011

(in thousands)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net Income	$175,999	$157,395	$139,406
Comprehensive Income (Loss)—net of tax:			
Post retirement benefit obligation	(157)	6	73
Comprehensive Income	**175,842**	**157,401**	**139,479**
Comprehensive Income allocated to participating securities	**(2,136)**	**(2,141)**	**(2,824)**
Comprehensive Income allocated to common stockholders	**$173,706**	**$155,260**	**$136,655**

See notes to consolidated financial statements

CBOE Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2013, 2012 and 2011

(in thousands)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Cash Flows from Operating Activities:			
Net Income	$ 175,999	$ 157,395	$139,406
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	34,488	31,485	34,094
Other amortization	114	88	90
Provision for deferred income taxes	(7,145)	(495)	940
Stock-based compensation	20,823	12,348	12,618
Equity in loss of affiliates	1,976	1,695	352
Impairment of investment in affiliates and other assets	245	—	459
Loss on disposition of property	3	1	1,225
Changes in assets and liabilities:			
Accounts receivable	(4,222)	(8,088)	168
Marketing fee receivable	(3,653)	(21)	2,620
Income taxes receivable	(10,321)	(4,961)	(1,219)
Prepaid expenses	139	6	704
Other current assets	(2,151)	498	(528)
Accounts payable and accrued expenses	5,516	1,113	5,784
Marketing fee payable	3,634	43	(2,584)
Deferred revenue and other liabilities	(75)	773	(16)
Post-retirement benefit obligations	(36)	(17)	(4)
Income tax liability	9,046	8,672	9,020
Net Cash Flows provided by Operating Activities	**224,380**	**200,535**	**203,129**
Cash Flows from Investing Activities:			
Capital and other assets expenditures	(28,673)	(30,066)	(29,143)
Investment in Signal Trading Systems, LLC	(1,920)	(1,661)	—
Investment in IPXI Holdings, LLC	(612)	(1,250)	(1,250)
Other	8	—	112
Net Cash Flows used in Investing Activities	**(31,197)**	**(32,977)**	**(30,281)**
Cash Flows from Financing Activities:			
Payment of quarterly dividends	(58,369)	(47,828)	(40,372)
Payment of special dividend	—	(66,197)	—
Excess tax benefit from stock-based compensation	2,356	—	—
Purchase of unrestricted stock from employees	(6,136)	(3,128)	(4,339)
Purchase of unrestricted common stock under announced program	(45,290)	(49,744)	(46,990)
Net Cash Flows used in Financing Activities	**(107,439)**	**(166,897)**	**(91,701)**
Net Increase in Cash and Cash Equivalents	**85,744**	**661**	**81,147**
Cash and Cash Equivalents at Beginning of Period	**135,597**	**134,936**	**53,789**
Cash and Cash Equivalents at End of Period	**$ 221,341**	**$ 135,597**	**$134,936**
Supplemental Disclosure of Cash Flow Information			
Cash paid for income taxes	$ 113,741	$ 82,633	$ 93,224
Non-cash activities:			
Change in post-retirement benefit obligation	255	(25)	(90)
Unpaid liability—dividends payable	43,831	—	—
Unpaid liability to acquire equipment and software	3,048	755	1,537
Unpaid liability for investment in IPXI Holdings, LLC	—	—	1,250

See notes to consolidated financial statements

CBOE Holdings, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2013, 2012 and 2011

(in thousands)	Preferred Stock	Unrestricted Common Stock	Class A-2 Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance—January 1, 2011	—	518	383	42,858	133,087	—	(972)	**175,874**
Automatic conversion of the shares of Class A-2 into unrestricted common stock		383	(383)					—
Cash dividends on common stock					(40,372)			(40,372)
Stock-based compensation				12,618				12,618
Issuance of vested restricted stock granted to employees		7		(7)				—
Purchase of unrestricted common stock						(51,329)		(51,329)
Net income					139,406			139,406
Post-retirement benefit obligation adjustment—net of tax expense of $17							73	73
Balance—December 31, 2011	—	908	—	55,469	232,121	(51,329)	(899)	**236,270**
Cash dividends on common stock					(114,025)			(114,025)
Stock-based compensation				12,348				12,348
Issuance of vested restricted stock granted to employees		5		(5)				—
Purchase of unrestricted common stock						(52,872)		(52,872)
Net income					157,395			157,395
Post-retirement benefit obligation adjustment—net of tax expense of $19							6	6
Balance-December 31, 2012	—	913	—	67,812	275,491	(104,201)	(893)	**239,122**
Cash dividends on common stock					(102,200)			(102,200)
Stock-based compensation				20,823				20,823
Issuance of vested restricted stock granted to employees		6		(6)				—
Excess tax benefits from stock-based compensation plan				2,356				2,356
Purchase of unrestricted common stock						$ (51,426)		(51,426)
Net income					175,999			175,999
Post-retirement benefit obligation adjustment—net of tax benefit of $99							(157)	(157)
Balance-December 31, 2013	$—	$919	$ —	$90,985	$349,290	$(155,627)	$(1,050)	**$284,517**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—CBOE Holdings, Inc. ("CBOE Holdings" or the "Company") is the holding company of registered securities exchanges, subject to oversight by the Securities and Exchange Commission ("SEC"), and a designated contract market under the jurisdiction of the Commodity Futures Trading Commission ("CFTC"). Our principal business is providing a marketplace for the trading of equity options, ETP options and index options and futures contracts.

Basis of Presentation—The consolidated financial statements include the accounts and results of operations of CBOE Holdings and its wholly-owned subsidiaries, including: Chicago Board Options Exchange, Incorporated ("CBOE"), CBOE Futures Exchange, LLC ("CFE"), C2 Options Exchange, Incorporated ("C2"), Market Data Express, LLC, Chicago Options Exchange Building Corporation and DerivaTech Corporation. Inter-company balances and transactions have been eliminated in consolidation. The Company reports the results of its operations in one reporting segment.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. The Company's places its cash and cash equivalents with highly-rated financial institutions, limits the amount of credit exposure with any one financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business; therefore concentrations of credit risk are limited. There are no redemption restrictions on the Company's invested cash balances.

Accounts Receivable—Accounts receivable consists primarily of transaction and regulatory fees from the Options Clearing Corporation, OCC and the Company's share of distributable revenue receivable from OPRA. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Prepaid expenses—Prepaid expenses primarily consist of prepaid software maintenance and licensing expenses which are amortized over the respective periods.

Investments in Affiliates—Investments in affiliates represent investments in OCC, Signal Trading Systems, LLC ("Signal Trading"), IPXI Holdings, LLC ("IPXI") and CBOE Stock Exchange, LLC ("CBSX").

The investments in OCC and IPXI are accounted for under the cost-method of accounting for investments.

The investment in Signal Trading is accounted for under the equity method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The investment in CBSX is accounted for under the equity method.

Investments in affiliates are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

Property and Equipment—Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over five to forty years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases.

Property and Equipment—Construction in Progress is capitalized and carried at cost. Upon completion, the projects are placed in service and amortized over the appropriate useful lives, using the straight-line method commencing with the date the asset is placed in service.

Software Development Work in Progress and Data Processing Software and Other Assets—The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

Employee Benefit Plans—The funded status of a post retirement benefit plan is recognized in the Consolidated Balance Sheet and changes in that funded status are recognized in the year of change in other comprehensive income (loss). Plan assets and obligations are measured at year end. The Company recognizes changes in actuarial gains and losses and prior service costs in the year in which the changes occur through accumulated other comprehensive loss.

Commitments and Contingencies—Litigation—The Company accrues loss contingencies when the loss is both probable and estimable. All legal costs incurred in connection with loss contingencies are expensed as service is provided.

Revenue Recognition—Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are presented net of applicable volume discounts. In the event liquidity providers prepay for transaction fees, revenue is recognized based on the attainment of volume thresholds resulting in the amortization of the prepayment over the calendar year.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of CBOE, C2 and CFE. Access fees are recognized during the period the service is provided.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exchange Services and Other Fees: Exchange services and other fees include system services, trading floor charges and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include Options Price Reporting Authority ("OPRA") income and Company market data services. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. The Company's market data services are provided through CBOE Streaming Markets ("CSM") and other services. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. The Company receives monthly estimates of OPRA's distributable revenue (See Note 4) and income is distributed on a quarterly basis. Company market data fees represent charges for current and historical options and futures data. Market data services are recognized in the period the data is provided.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are recognized on a trade-date basis. Under the rules of each of our options exchanges, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Concentration of Revenue: At December 31, 2013, there were one hundred four CBOE clearing firms, two of which cleared a combined 48% of our billings collected through the OCC in 2013. The next largest clearing firm accounted for approximately 6% of our billings collected through the OCC. No one Trading Permit Holder using the clearing services of the top two clearing firms represented more than 39% of the revenue collected through the OCC in 2013 or 2012 for the respective clearing firm. Should a clearing firm withdraw from CBOE, we believe the Trading Permit Holder portion of that firm's trading activity would likely transfer to another clearing firm.

The two largest clearing firms mentioned above clear the majority of the market-maker sides of transactions at CBOE, C2 and at all of the U.S. options exchanges. If either of these firms were to withdraw from the business of market-maker clearing, and market-makers were unable to transfer to another firm, this could create significant disruption to the U.S. options markets, including ours.

Advertising Costs—Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference convention costs and, in prior years, sponsorships with local professional sports organizations, related to trade shows and other industry events, are expensed as incurred or amortized over the respective period. The Company incurred advertising costs of $5.4 million, $5.3 million and $5.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. Advertising costs are included in travel and promotional expenses in the consolidated statements of income.

Stock-Based Compensation—Stock-based compensation is based on the fair value of the award on the grant date and recognized over the related service period, net of estimated forfeitures.

Income Taxes—Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for uncertainty in income taxes recognized in its consolidated financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in the Company's consolidated statements of income and are classified on the consolidated balance sheets with the related liability for unrecognized tax benefits. See Note 9 for further discussion of the Company's income taxes.

Recent Accounting Pronouncements—There are no recent accounting pronouncements that would impact our consolidated balance sheets, statements of income, comprehensive income or cash flows.

2. SHARE REPURCHASE PROGRAM

On August 2, 2011, the Company announced that its board of directors had approved a share repurchase program that authorizes the Company to purchase up to $100 million of its outstanding unrestricted common stock. On July 31, 2012, the Company announced that its board of directors had approved the repurchase of an additional $100 million of its outstanding unrestricted common stock. On December 10, 2013, the Company announced that its board of directors had approved the repurchase of an additional $100 million of its outstanding unrestricted common stock. This authorization was in addition to any amount remaining under the August 2011 and July 2012 authorizations. The program permits the Company to purchase shares through a variety of methods, including in the open market or through privately negotiated transactions, in accordance with applicable securities laws. It does not obligate the Company to make any repurchases at any specific time or situation.

For the twelve months ended December 31, 2013, the Company purchased 932,400 shares of unrestricted common stock at an average cost per share of $48.57 totaling $45.3 million in purchases under the program.

Since inception of the program, the Company purchased 4,639,824 shares of unrestricted common stock at an average cost per share of $30.61 totaling $142.0 million in purchases under the program.

3. INVESTMENT IN AFFILIATES

At December 31, 2013 and 2012, the Company's investment in affiliates was comprised of the following (in thousands):

	2013	2012
Investment in OCC	$ 333	$ 333
Investment in Signal Trading	11,130	11,437
Investment in IPXI	3,118	2,500
Investment in CBSX	—	—
Investment in Affiliates	$14,581	$14,270

The Company holds a 20% investment in OCC which is accounted for under the cost-method of accounting for investments because of the Company's inability to exercise significant influence.

3. INVESTMENT IN AFFILIATES (Continued)

In May 2010, CBOE acquired a 50% interest in Signal Trading from FlexTrade Systems, Inc. ("FlexTrade"). The joint venture develops and markets a multi-asset front-end order entry system, known as "Pulse," which has a particular emphasis on options trading. The Company assists in the development of the terminals and provides marketing services to the joint venture, which is accounted for under the equity method. We account for the investment in Signal Trading under the equity method due to the substantive participating rights provided to the other limited liability company member, FlexTrade. In the twelve months ended December 31, 2013, the Company recorded contributions to and equity losses in Signal Trading of $1.7 million and $1.9 million, respectively.

In 2011 and 2012, the Company, through DerivaTech Corporation, a wholly-owned subsidiary, acquired a 10.0% interest in IPXI for $2.5 million. The Company contributed an additional $0.6 million to IPXI in October 2013 thus increasing the total investment to $3.1 million. The investment in IPXI is accounted for under the cost-method of accounting for investments. IPXI is creating a marketplace for a unique portfolio of financial products and services that facilitate investment in and risk management of intellectual property assets, helping buyers and sellers efficiently allocate intellectual property rights.

The Company currently holds a 49.96% equity interest in CBSX in return for non-cash property contributions. CBSX, which is not a self-regulatory organization, is considered a stock trading facility of CBOE. CBOE is responsible for the compliance and regulation of the CBSX marketplace. In addition, the Company has a services agreement under which it provides financial, accounting and technology support. CBSX is financed through existing capital and cash from operations. In December 2011, CBSX acquired the National Stock Exchange, Inc. ("NSX"), a registered national securities exchange that trades stocks. CBSX acquired NSX with existing cash on hand, and, as such, no additional capital was contributed to CBSX. The NSX stockholders did not receive any capital in CBSX. Accordingly, there was no impact on our investment in CBSX.

4. RELATED PARTIES

The Company collected transaction and other fees of $610.3 million, $544.3 million and $542.8 million in the years ended December 31, 2013, 2012 and 2011, respectively, by drawing on accounts of CBOE and C2 market participants held at OCC. The amounts collected by OCC for CBOE included $99.7 million, $96.1 million and $93.7 million, respectively, of marketing fees during the years ended December 31, 2013, 2012 and 2011. The Company had a receivable due from OCC of $48.6 million and $42.3 million at December 31, 2013 and 2012, respectively.

OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. This information is provided by the exchanges and is sold to outside news services and customers. OPRA's operating income is distributed among the exchanges based on their relative volume of total cleared options transactions. Operating income distributed to the Company was $12.9 million, $15.0 million and $12.9 million during the years ended December 31, 2013, 2012 and 2011, respectively. The Company had a receivable from OPRA of $3.9 million and $3.4 million at December 31, 2013 and 2012, respectively.

The Company incurred re-billable expenses on behalf of CBSX for expenses such as employee costs, computer equipment and software of $4.6 million, $3.7 million and $5.1 million during the years ended December 31, 2013, 2012 and 2011, respectively. These amounts are included as a reduction of

4. RELATED PARTIES (Continued)

the underlying expenses. The Company had a receivable from CBSX of $0.4 million and $0.5 million at December 31, 2013 and 2012, respectively.

Options Regulatory Surveillance Authority ("ORSA") is responsible for conducting insider trading investigations related to options on behalf of all options exchanges. CBOE is the Regulatory Services Provider under a plan entered into by the options exchanges and approved by the SEC to administer ORSA. The Company incurred re-billable expenses on behalf of ORSA for expenses such as employee costs, occupancy and operating systems of $2.3 million, $2.1 million and $2.0 million, during the years ended December 31, 2013, 2012 and 2011, respectively. These amounts are included as a reduction of the underlying expenses. The Company had a receivable due from ORSA of $1.2 million and $1.4 million at December 31, 2013 and 2012, respectively.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2013 and 2012, accounts payable and accrued liabilities consisted of the following (in thousands):

	2013	2012
Compensation and benefit related liabilities	$22,193	$18,306
Royalties	13,512	10,529
Accounts payable	4,219	735
Facilities	1,824	1,932
Legal	1,602	1,706
Linkage	1,157	1,116
Liability related to SEC matter	—	5,000
Other	8,451	5,824
Total	$52,958	$45,148

6. MARKETING FEE

The Company facilitates the collection and payment of marketing fees assessed on certain trades taking place at CBOE. Funds resulting from the marketing fees are made available to Designated Primary Market-Makers and Preferred Market-Makers as an economic inducement to route orders to CBOE. Pursuant to ASC 605-45, *Revenue Recognition—Principal Agent Considerations*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses.

As of December 31, 2013 and 2012, amounts assessed by the Company on behalf of others included in current assets totaled $8.9 million and $5.2 million, respectively and payments due to others included in current liabilities totaled $9.4 million and $5.8 million, respectively.

7. DEFERRED REVENUE

The following tables summarize the activity in deferred revenue for the years ended December 31, 2013 and 2012.

(in thousands)	Balance at December 31, 2012	Cash Additions	Revenue Recognition	Balance at December 31, 2013
Liquidity provider sliding scale	$ —	$29,232	$(29,232)	$ —
Other, net	1,084	7,348	(7,332)	1,100
Total deferred revenue	$1,084	$36,580	$(36,564)	$1,100

(in thousands)	Balance at December 31, 2011	Cash Additions	Revenue Recognition	Balance at December 31, 2012
Liquidity provider sliding scale	—	$29,759	$(29,759)	$ —
Other, net	351	4,940	(4,207)	1,084
Total deferred revenue	$351	$34,699	$(33,966)	$1,084

Liquidity providers who prepay transaction fees, at a minimum, for the first two levels of the liquidity provider sliding scale were eligible to receive reduced fees for contract volume above 2,000,000 per month in 2013 and 810,000 per month in 2012. The prepayment of 2013 and 2012 transaction fees totaled $29.2 million and $29.8 million, respectively. These amount were amortized and recorded as transaction fees over the respective twelve month periods.

8. EMPLOYEE BENEFITS

Employees are eligible to participate in the Chicago Board Options Exchange SMART Plan ("SMART Plan"). The SMART Plan is a defined contribution plan, which is qualified under Internal Revenue Code Section 401(k). The Company contributed $4.0 million, $3.9 million and $4.5 million to the SMART Plan for each of the years ended December 31, 2013, 2012 and 2011, respectively.

Eligible employees may participate in the Supplemental Employee Retirement Plan, Executive Retirement Plan and Deferred Compensation Plan. Each plan is a defined contribution plan that is non-qualified by Internal Revenue Code regulations. The Company contributed $1.6 million, $1.4 million and $1.3 million to the above plans for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company has a post-retirement medical plan for certain current and former members of senior management. The Company recorded immaterial post-retirement benefits expense for the years ended December 31, 2013, 2012 and 2011, resulting from the amortization of service costs and actuarial expense included in accumulated other comprehensive loss at December 31, 2013, 2012 and 2011.

9. INCOME TAXES

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income tax rate, net of federal income tax effect	3.6	4.8	5.5
Section 199 deductions	(2.1)	(7.5)	—
Other, net	1.5	2.8	1.4
Effective income tax rate	38.0%	35.1%	41.9%

During the twelve months ended December 31, 2012, the Company filed amended returns for 2008, 2009 and 2010 and completed its return for 2011 and recognized, as a discrete item, in the aggregate, a $12.9 million net benefit for a Section 199 deduction for U.S. production activities which encompasses all personal property, including computer software for prior year periods.

The components of income tax expense for the years ended December 31, 2013, 2012 and 2011 are as follows (in thousands):

	2013	2012	2011
Current:			
Federal	$ 93,844	$65,054	$ 76,637
State	20,958	20,597	23,101
Total current	114,802	85,651	99,738
Deferred:			
Federal	(4,636)	406	(48)
State	(2,509)	(901)	988
Total deferred	(7,145)	(495)	940
Total	$107,657	$85,156	$100,678

At December 31, 2013 and 2012, the net deferred income tax liability (in thousands):

	2013	2012
Deferred tax assets	$ 25,144	$ 22,935
Deferred tax liabilities	(38,889)	(43,924)
Net deferred income tax liability	$(13,745)	$(20,989)

9. INCOME TAXES (Continued)

The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2013 and 2012 are presented below (in thousands):

	2013	2012
Deferred tax assets:		
Intangibles	$ 50	$ 89
Accrued compensation and benefits	11,233	9,221
Property, equipment and technology, net	697	570
Investment in affiliates	6,158	7,933
Other	7,006	5,122
Total deferred tax assets	25,144	22,935
Deferred tax liabilities:		
Property, equipment and technology, net	(36,180)	(36,930)
Investment in affiliates	(1,683)	(1,687)
Prepaid	(1,027)	(996)
Other	1	(4,311)
Total deferred tax liabilities	(38,889)	(43,924)
Net deferred tax liabilities	$(13,745)	$(20,989)

The net deferred tax liabilities are classified as long-term liabilities in the Consolidated Balance Sheets at December 31, 2013 and 2012.

A reconciliation of the beginning and ending uncertain tax positions, excluding interest and penalties, is as follows (in thousands):

	2013	2012	2011
Balance as of January 1	$19,493	$12,185	$ 3,165
Gross increases on tax positions in prior period	549	3,401	9,186
Gross decreases on tax positions in prior period	(18)	(833)	(2,215)
Gross increases on tax positions in current period	7,270	4,740	2,768
Lapse of statue of limitations	(549)	—	(719)
Balance as of December 31	$26,745	$19,493	$12,185

As of December 31, 2013, 2012 and 2011, the Company had $26.7 million, $19.5 million and $11.4 million, respectively, of uncertain tax positions excluding interest and penalties, which, if recognized in the future, would affect the annual effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be approximately $6.6 million, not including any potential new additions.

Estimated interest costs and penalties are classified as part of the provision for income taxes in the Company's consolidated statements of income and were $1.8 million, $0.6 million and $0.1 million for the periods ended December 31, 2013, 2012 and 2011, respectively. Accrued interest and penalties were $3.2 million, $1.4 million and $0.8 million as of December 31, 2013, 2012 and 2011, respectively.

9. INCOME TAXES (Continued)

The Company is subject to U.S. federal tax, Illinois, New Jersey, and New York state taxes and Washington, D.C. taxes, as well as taxes in other local jurisdictions. The Company has open tax years from 2007 on for New York, 2008 on for Federal, 2009 on for Illinois, and 2010 on for New Jersey and Washington, D.C. The Internal Revenue Service is currently auditing 2010 and is looking at specific line items from 2008 to 2012 due to the filing by the Company of amended returns containing the recognition of certain credits and deductions. The Illinois Department of Revenue is currently auditing 2009 and 2010. The New York State Department of Taxation and Finance is currently auditing the 2007 through 2009 tax years.

10. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

The Company applied Financial Accounting Standards Board ("FASB") ASC 820, *Fair Value Measurement and Disclosure*, which provides guidance for using fair value to measure assets and liabilities by defining fair value and establishing the framework for measuring fair value. ASC 820 applies to financial and nonfinancial instruments that are measured and reported on a fair value basis. The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.
- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The Company has included a tabular disclosure for financial assets that are measured at fair value on a recurring basis in the consolidated balance sheet as of December 31, 2013 and 2012. The Company holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Money market funds	$207,000	—	—	$207,000
Total assets at fair value at December 31, 2013	$207,000	$—	$—	$207,000

10. FAIR VALUE MEASUREMENTS (Continued)

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Money market funds	126,000	—	—	126,000
Total assets at fair value at December 31, 2012	$126,000	$—	$—	$126,000

The Company, through DerivaTech Corporation, a wholly-owned subsidiary, acquired a 10.0% interest in IPXI Holdings, LLC ("IPXI") for $2.5 million. The Company contributed an additional $0.6 million in October 2013. The investment, measured at fair value on a non-recurring basis, is classified as level 3 as the fair value was based on both observable and unobservable inputs.

11. COMMITMENTS AND CONTINGENCIES

As of December 31, 2013, the end of the period covered by this report, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

Estimates of probable losses resulting from patent litigation involving the Company are inherently difficult to make, particularly when the Company's view of the case is significantly different than that expressed by the plaintiff. The Company has not recorded a liability related to damages in connection with these matters.

As of December 31, 2013, the Company does not think that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any litigation is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.

Index Options Litigation

On November 15, 2006, CBOE, The McGraw-Hill Companies, Inc. ("McGraw-Hill") and CME Group Index Services, LLC (substituted for Dow Jones & Co.) ("Dow Jones") asserted claims in the Circuit Court of Cook County, Illinois against ISE and its parent company ("ISE"), seeking a declaration to prevent ISE from offering SPX and DJX options and to prevent OCC from issuing and clearing such options. ISE filed a lawsuit on November 2, 2006 in the United States District Court for

11. COMMITMENTS AND CONTINGENCIES (Continued)

the Southern District of New York, seeking a declaration that the rights asserted by McGraw-Hill and Dow Jones are preempted by federal law. The New York action was stayed during the Illinois action. The Illinois court has permanently restrained and enjoined ISE from listing or providing an exchange market for the trading of SPX and DJX options and enjoined OCC from issuing, clearing or settling the exercise of such ISE options. The Illinois Appellate Court affirmed the lower court's ruling on May 25, 2012 and the Illinois Supreme Court denied ISE's appeal of this decision. The U.S. Supreme Court denied ISE's Petition for Certiorari on May 13, 2013. ISE sought leave to amend its complaint in the New York Action. On December 18, 2013, the New York court denied ISE's petition and dismissed the case. That decision was not appealed.

Patent Litigation

ISE—'707

On November 22, 2006, ISE filed an action in the United States District Court for the Southern District of New York claiming that CBOE's Hybrid trading system infringes ISE's U.S. Patent No. 6,618,707 ("the '707 patent"). On January 31, 2007, CBOE filed an action in federal court in the Northern District of Illinois seeking a declaratory judgment that the '707 patent was not infringed, not valid and/or not enforceable against CBOE. The New York case was transferred to the Northern District of Illinois on August 9, 2007.

On March 14, 2013, ISE conceded to an adverse judgment in the trial in this matter and asked that the judge enter judgment for CBOE. ISE has appealed this matter with the Federal Circuit.

On August 15, 2012, C2 filed a declaratory judgment complaint against ISE in the United States District Court for the Northern District of Illinois alleging that the '707 patent is not valid, not infringed and not enforceable in light of decisions in the CBOE case involving the same patent. This case has been stayed pending the outcome of the CBOE '707 litigation.

ISE—QRM

On November 12, 2012, CBOE brought suit against ISE in the United States District Court for the Northern District of Illinois alleging that ISE infringes three patents related to quote risk monitor ("QRM") technology. CBOE has requested injunctive relief and monetary damages. On February 20, 2013, the court ruled that the case be transferred to the United States District Court for the Southern District of New York. On September 6, 2013, ISE petitioned the United States Patent and Trademark Office ("USPTO") to institute a Covered Business Method ("CBM") Patent Review of CBOE's three QRM patents. On October 31, 2013, the court stayed the litigation pending the CBM Patent Review at the USPTO.

Other

As a self-regulatory organization under the jurisdiction of the SEC, with respect to CBOE and C2, and as a designated contract market under the jurisdiction of the CFTC, with respect to CFE, we are subject to routine reviews and inspections by the SEC and the CFTC.

11. COMMITMENTS AND CONTINGENCIES (Continued)

We are also currently a party to various other legal proceedings including those already mentioned. Management does not believe that the outcome of any of these other reviews, inspections or other legal proceedings will have a material impact on our consolidated financial position, results of operations or cash flows.

Leases and Other Obligations

The Company leases facilities with lease terms remaining from 5 months to 136 months as of December 31, 2013. Total rent expense related to these lease obligations, reflected in data processing and facilities costs line items on the Consolidated Statements of Income, for the years ended December 31, 2013, 2012 and 2011 were $3.0 million, $3.5 million and $3.2 million, respectively. Future minimum payments under these non-cancelable leases are as follows at December 31, 2013 (in thousands):

Year	Operating Leases	Total
2014	$2,562	$2,562
2015	2,348	2,348
2016	2,298	2,298
2017	1,117	1,117
2018	550	550
Total	$8,875	$8,875

In addition to the non-cancelable leases the Company has contractual obligations related to certain advertising programs and licensing agreements with various licensors. The licensing agreements contain annual minimum fee requirements that total $12.2 million for the next five years.

12. STOCK-BASED COMPENSATION

Stock-based compensation is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period.

On January 13, 2010, the board approved the CBOE Holdings, Inc. Long Term Incentive Plan (the "LTIP"). The board amended and restated the LTIP, effective upon receiving stockholder approval, which was received at the May 17, 2011 annual meeting of stockholders. The LTIP provides that an aggregate of 4,248,497 shares of the Company's common stock are reserved for issuance to participants under the LTIP.

The Compensation Committee of the Company's board of directors administers the LTIP and may designate any of the following as a participant under the LTIP: any officer or other employee of the Company or its affiliates or individuals engaged to become an officer or employee and non-employee directors of the Company. The LTIP permits the granting of non-qualified stock options, restricted stock, restricted stock units, incentive compensation awards or any combination of the foregoing. The Compensation Committee has the authority and complete discretion to prescribe, amend and rescind

12. STOCK-BASED COMPENSATION (Continued)

rules and regulations relating to the LTIP, select participants and to determine the form and terms of any awards.

On February 6, 2013, the Company granted 390,272 shares of restricted stock to certain officers and employees at a fair value of $34.23 per share, the closing price of the Company's stock on the grant date. The shares have a three year vesting period and vesting accelerates upon the occurrence of a change in control of the Company. On May 23, 2013, the Company granted 83,880 shares of restricted stock, at a fair value of $40.54 per share, which included 22,212 granted to the board of directors and 61,668 shares, of which 50% vested upon grant, to the incoming Chief Executive Officer and President and Chief Operating Officer in connection with their new positions. The unvested portion of the shares granted on May 23, 2013 have a one year vesting period and vesting accelerates upon the occurrence of a change in control of the Company. Unvested portions of the restricted stock will be forfeited if the officer, director or employee leaves the company prior to the applicable vesting date, except in limited circumstances.

For the years ended December 31, 2013, 2012 and 2011, the Company recognized $20.8 million, $12.3 million and $12.6 million, respectively, of stock-based compensation expense related to restricted stock. For the twelve months ended December 31, 2013, 2012 and 2011, the Company recorded $4.0 million, $0.3 million and $0.5 million, respectively, to recognize accelerated stock-based compensation. The accelerated stock-based compensation expense, in 2013, is primarily for certain executives due to provisions contained in their employment arrangements and, in 2012 and 2011, departures from the board of directors.

The activity in the Company's restricted stock for the year ended December 31, 2013 was as follows:

	Number of Shares of Restricted Stock	Weighted Average Grant-Date Fair Value
Unvested restricted stock at January 1, 2013	835,823	$28.92
Granted	474,152	35.35
Vested	(590,422)	41.31
Forfeited	(11,332)	29.25
Unvested restricted stock at December 31, 2013	708,221	$33.41

As of December 31, 2013, the Company had unrecognized stock-based compensation expense of $12.8 million related to outstanding restricted stock. The remaining unrecognized stock-based compensation is expected to be recognized over a weighted average period of 1.4 years. The Company is projecting a forfeiture rate in the range of 2% to 5%. The total fair value of shares vested during the year ended December 31, 2013 was $24.4 million.

13. NET INCOME PER COMMON SHARE

The unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the

13. NET INCOME PER COMMON SHARE (Continued)

computation of net income per common share pursuant to the two-class method. All restricted stock awards granted to officers, directors and employees qualify as participating securities.

The Company computes net income per common share using the two-class method, which is an allocation formula that determines the net income for common shares and participating securities. Under the authoritative guidance, the presentation of basic and diluted earnings per share is required for each class of common stock and not for participating securities. As such, the Company will present basic and diluted net income per share for its one class of common stock.

The computation of basic net income allocated to common stockholders is calculated by reducing net income for the period by dividends paid or declared and undistributed net income for the period that are allocated to the participating securities to arrive at net income allocated to common stockholders. Net income allocated to common stockholders is divided by the weighted average number of common shares outstanding during the period.

The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock or the two-class method. Diluted net income per common share is calculated by dividing net income allocated to common stockholders by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

The following table reconciles net income applicable to common stockholders and the number of shares used to calculate the basic and diluted net income per common share for the for the years ended December 31, 2013, 2012 and 2011:

(in thousands, except per share amounts)	2013	2012	2011
Basic EPS Numerator:			
Net Income	$175,999	$157,395	$139,406
Less: Earnings allocated to participating securities	(2,136)	(2,141)	(2,824)
Net Income allocated to common stockholders	$173,863	$155,254	$136,582
Basic EPS Denominator:			
Weighted average shares outstanding	87,331	87,460	89,994
Basic net income per common share	$ 1.99	$ 1.78	$ 1.52
Diluted EPS Numerator:			
Net Income	$175,999	$157,395	$139,406
Less: Earnings allocated to participating securities	(2,136)	(2,141)	(2,824)
Net Income allocated to common stockholders	$173,863	$155,254	$136,582
Diluted EPS Denominator:			
Weighted average shares outstanding	87,331	87,460	89,994
Dilutive common shares issued under restricted stock program	—	—	—
Diluted net income per common share	$ 1.99	$ 1.78	$ 1.52

13. NET INCOME PER COMMON SHARE (Continued)

For the year ended December 31, 2013, 708,221 shares of restricted stock were not included in the computation of diluted net income per common share because to do so would have an antidilutive effect.

14. QUARTERLY DATA (unaudited)

Year ended December 31, 2013 (in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$142,705	$150,772	$136,743	$141,830	$572,050
Operating expenses	73,275	75,414	68,316	69,231	286,236
Operating income	69,430	75,358	68,427	72,599	285,814
Net income	$ 42,373	$ 46,161	$ 41,356	$ 46,110	$175,999
Net income allocated to common stockholders	$ 41,789	$ 45,477	$ 40,955	$ 45,643	$173,863
Diluted—net income per share to common stockholders	$ 0.48	$ 0.52	$ 0.47	$ 0.52	$ 1.99

Year ended December 31, 2012 (in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues	$121,392	$132,549	$128,319	$130,078	$512,338
Operating expenses	63,977	66,480	67,458	70,326	268,241
Operating income	57,415	66,069	60,861	59,752	244,097
Net income	$ 33,417	$ 38,496	$ 45,758	$ 39,724	$157,395
Net income allocated to common stockholders	$ 32,863	$ 37,903	$ 45,243	$ 39,245	$155,254
Diluted—net income per share to common stockholders	$ 0.37	$ 0.44	$ 0.52	$ 0.45	$ 1.78

- In the first quarter of 2013, the Company recorded accelerated stock-based compensation expense of $3.2 million for certain executives due to provisions contained in their employment arrangements.
- In the second quarter of 2013, the Company recorded $1.0 million of expense for an estimated liability related to an SEC investigation of CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws.
- In the second quarter of 2013, the Company recorded grants to the Chief Executive Officer and President and Chief Operating Officer totaling $2.5 million, of which 50% vested upon grant. In addition, the Company recorded accelerated stock-based compensation of $0.8 million to recognize the remaining value of stock grants awarded to employees in its regulatory division who will no longer receive stock-based compensation.
- In the third quarter of 2012, the Company filed an amended return for 2008 and completed its return for 2011 and recognized, as a discrete item, a $7.6 million benefit for a Section 199

14. QUARTERLY DATA (unaudited) (Continued)

deduction for U.S. production activities which encompasses all personal property including computer software for those years.

- In the fourth quarter of 2012, the Company recorded $5.0 million of expense for an estimated liability related to an SEC investigation of CBOE's compliance with its obligations as a self-regulatory organization under the federal securities laws.
- In the fourth quarter of 2012, the Company filed amended returns for 2009 and 2010 and recognized, as a discrete item, a $5.3 million benefit for a Section 199 deduction for U.S. production activities which encompasses all personal property including computer software for those years.

15. SUBSEQUENT EVENTS

On February 5, 2014, the Company's board of directors declared a quarterly cash dividend of $0.18 per share. The dividend is payable on March 21, 2014 to stockholders of record at the close of business on February 28, 2014.

On February 19, 2014, the Company granted 253,662 shares, consisting of restricted stock and restricted stock units, to certain officers and employees at a fair value of $55.35 per share, the closing price of the Company's stock on the grant date. The shares have a three year vesting period based on achievement of certain service, performance and/or market conditions and vesting accelerates upon the occurrence of a change in control of the Company or in the event of earlier death, disability or qualified retirement. In the first quarter of 2014, the Company will record accelerated stock-based compensation expense of approximately $2.5 million resulting from grants to certain executives due to provisions contained in their employment arrangements.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, with the participation of the Company's Chief Executive Officer and Executive Vice President and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2013. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2013 to ensure that information required to be disclosed by the Company in the reports that it files or submits is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system has been designed to provide reasonable assurance to management and the board of directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013. Management based its assessment on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluating the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. The results of its assessment were reviewed with the audit committee of the board of directors.

Based on this assessment, management believes that, as of December 31, 2013, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report on page 69.

There were no changes in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

On February 19, 2014, the Company's board of directors approved the grant of restricted stock units to certain officers of the Company pursuant to the Long Term Incentive Plan ("LTIP"), including the named executive officers.

Each restricted stock unit is a notional amount that represents one unvested share of the Company's common stock and entitles the participant to receive one share of common stock if and when the restricted stock unit vests. The restricted stock units were granted subject to different vesting and performance criteria as explained below:

- **Time-based Restricted Units.** 50% of the restricted stock units have a three-year vesting period, with one-third of the restricted stock units vesting on each of the first, second and third anniversaries of the grant date. These awards are not subject to additional performance conditions.
- **Total Shareholder Return ("TSR") Performance Units.** 25% of the restricted stock units will have a performance condition under which the number of units that will ultimately be awarded will vary from 0% to 200% of the original grant, based on the Company's total shareholder return (calculated as the increase in the Company's stock price over the performance period plus reinvested dividends, divided by the stock price at the beginning of the performance period) relative to the total shareholder returns for the S&P 500 index during the performance period.
- **Earnings Per Share ("EPS") Performance Units.** 25% of the restricted stock units will have a performance condition under which the number of units that will ultimately be awarded will vary from 0% to 200% of the original grant, based on the Company's earnings per share during the performance period, as adjusted for certain extraordinary, unusual or non-recurring items.

For each of the award types, the restricted stock units will be settled in shares following vesting of the restricted stock unit assuming that the participant has been continuously employed during the vesting period, subject to acceleration in the event of a change of control of the Company or in the event of a participant's earlier death, disability or qualified retirement.

The number of restricted stock units issued to each of the company's named executive officers on February 19, 2014 is as follows:

Named Executive Officer	Time-based Restricted Units	TSR Performance Units	EPS Performance Units
Edward T. Tilly	16,121	8,061	8,061
Edward L. Provost	9,970	4,985	4,985
Alan J. Dean	7,010	3,505	3,505
Gerald T. O'Connell	6,143	3,072	3,072

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information relating to our executive officers is included on page 23 of this Annual Report on Form 10-K. Information relating to our directors, including our audit committee and audit committee financial experts and the procedures by which stockholders can recommend director nominees, and our executive officers will be in our definitive Proxy Statement for our 2014 Annual Meeting of Shareholders to be held on May 22, 2014, which will be filed within 120 days of the end of our fiscal year ended December 31, 2013 ("2014 Proxy Statement") and is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees and directors. Our Code of Business Conduct and Ethics is available on our website at http://ir.cboe.com/governance.cfm. We will also provide a copy of the Code of Business Conduct and Ethics to stockholders at no charge upon written request.

Item 11. *Executive Compensation*

Information relating to our executive officer and director compensation and the compensation committee of our board of directors will be in the 2014 Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information relating to security ownership of certain beneficial owners of our common stock and information relating to the security ownership of our management will be in the 2014 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions and director independence will be in the 2014 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information regarding principal accountant fees and services will be in the 2014 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) *Documents filed as part of this report*

(1) *Financial Statements*

Our consolidated financial statements and the related reports of management and our independent registered public accounting firm which are required to be filed as part of this report are included in this Annual Report on Form 10-K beginning at page 68. These consolidated financial statements are as follows:

- Consolidated Balance Sheets as of December 31, 2013 and 2012
- Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011
- Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2012 and 2011
- Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules*

The Company has not included any financial statement schedules because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(3) *List of Exhibits*

See (b) Exhibits below

(b) Exhibits

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc., incorporated by reference to Annex C to Amendment No. 7 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 26, 2010.
3.2	Second Amended and Restated Bylaws of CBOE Holdings, Inc., incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 333-140574) filed on January 24, 2014.
10.1	Restated License Agreement, dated November 1, 1994, by and between Standard & Poor's Financial Services LLC (as successor-in-interest to Standard & Poor's, a division of McGraw-Hill, Inc.) and the Chicago Board Options Exchange, Incorporated (the "S&P License Agreement"), incorporated by reference to Exhibit 10.1 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.2	Amendment No. 1 to the S&P License Agreement, dated January 15, 1995, incorporated by reference to Exhibit 10.2 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+

Exhibit No.	Description of Exhibit
10.3	Amendment No. 2 to the S&P License Agreement, dated April 1, 1998, incorporated by reference to Exhibit 10.3 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.4	Amendment No. 3 to the S&P License Agreement, dated July 28, 2000, incorporated by reference to Exhibit 10.4 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.5	Amendment No. 4 to the S&P License Agreement, dated October 27, 2000, incorporated by reference to Exhibit 10.5 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.6	Amendment No. 5 to the S&P License Agreement, dated March 1, 2003, incorporated by reference to Exhibit 10.6 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.7	Amended and Restated Amendment No. 6 to the S&P License Agreement, dated February 24, 2009, incorporated by reference to Exhibit 10.7 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.8	Amended and Restated Amendment No. 7 to the S&P License Agreement, dated February 24, 2009, incorporated by reference to Exhibit 10.8 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.9	Amendment No. 8 to the S&P License Agreement, dated January 9, 2005, incorporated by reference to Exhibit 10.9 to Amendment No. 6 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.10	Amendment No. 10 to the S&P License Agreement, dated June 19, 2009, incorporated by reference to Exhibit 10.10 to Amendment No. 6 to the Registration Statement on Form S-4 (File No. 333-140574) filed on April 12, 2010.+
10.11	Amendment No. 11 to the Restated License Agreement, dated as of April 29, 2010, by and between Standard & Poor's Financial Services LLC and the Chicago Board Options Exchange, Incorporated, incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on May 11, 2010.+
10.12	Chicago Board Options Exchange, Incorporated Executive Retirement Plan, incorporated by reference to Exhibit 10.13 to Amendment No. 4 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on August 14, 2009.*
10.13	Chicago Board Options Exchange, Incorporated Supplemental Retirement Plan, incorporated by reference to Exhibit 10.14 to Amendment No. 4 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on August 14, 2009.*
10.14	Chicago Board Options Exchange, Incorporated Deferred Compensation Plan for Officers, incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on August 14, 2009.*
10.15	Amendment No. 1 to the Chicago Board Options Exchange, Incorporated Supplemental Retirement Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 001-34774) filed on November 12, 2010.*

Exhibit No.	Description of Exhibit
10.16	Amended and Restated Employment Agreement, effective December 31, 2009, by and between the Chicago Board Options Exchange, Incorporated and William J. Brodsky, incorporated by reference to Exhibit 10.16 to Amendment No. 5 to the Company's Registration Statement on Form S-4 (File No. 333-140574) filed on March 11, 2010.*
10.17	Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan, incorporated by reference to Exhibit 10.20 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-165393) filed on June 11, 2010.*
10.18	Form of Restricted Stock Award Agreement (for Executive Officers), incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 001-34774) filed on June 11, 2010.*
10.19	Form of Restricted Stock Award Agreement (for Non-employee Directors), incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 001-34774) filed on June 11, 2010.*
10.20	Amended and Restated CBOE Holdings, Inc. Executive Severance Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on December 12, 2012.*
10.21	Form of Director Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on December 20, 2010.
10.22	Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34774), filed on May 18, 2011.*
10.23	Amendment No. 1, dated August 22, 2011, to the Amended and Restated License Agreement, dated September 29, 2006, by and between CME Group Index Services LLC (as successor-in-interest to Dow Jones & Company, Inc.) and the Chicago Board Options Exchange, Incorporated, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (File No. 001-34774) filed on November 9, 2011.+
10.24	Transition Agreement, by and among CBOE Holdings, Inc., Chicago Board Options Exchange, Incorporated and William J. Brodsky, dated December 11, 2012, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on December 12, 2012.*
10.25	Amended and Restated Employment Agreement, by and among CBOE Holdings, Inc., Chicago Board Options Exchange, Incorporated and Edward T. Tilly, dated December 11, 2012, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-34774) filed on December 12, 2012.*
10.26	Amendment No. 12, to the S&P License Agreement, dated March 9, 2013, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File no. 001-34774) filed on May 7, 2013.+
10.27	Form of Restricted Stock Unit Award Agreement (for Executive Officers) under the Amended and Restated CBOE Holdings, Inc. Long-term Incentive Plan.* (filed herewith)

Exhibit No.	Description of Exhibit
10.28	Form of Restricted Stock Unit Award Agreement (relative total shareholder return) under the Amended and Restated CBOE Holdings, Inc. Long-term Incentive Plan.* (filed herewith)
10.29	Form of Restricted Stock Unit Award Agreement (earnings per share) under the Amended and Restated CBOE Holdings, Inc. Long-term Incentive Plan.* (filed herewith)
21.1	Subsidiaries of CBOE Holdings, Inc. (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)
24.1	Powers of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 (filed herewith).
32.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (filed herewith).
32.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (filed herewith).
101.INS	XBRL Instance Document (filed herewith)
101.SCH	XBRL Taxonomy Extension Schema Document (filed herewith).
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith).
101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith).
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed herewith).
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith).

* Indicates Management Compensatory Plan, Contract or Arrangement.

\+ Confidential treatment has been previously requested or granted to portions of these exhibits by the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CBOE HOLDINGS, INC.
(Registrant)

By: /s/ EDWARD T. TILLY

Edward T. Tilly
Chief Executive Officer

Date: February 21, 2014

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward T. Tilly, as attorney-in-fact and agent, with full power of substitution and re-substitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments to this Annual Report on Form 10-K for the year ended December 31, 2013 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ EDWARD T. TILLY Edward T. Tilly	Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2014
/s/ ALAN J. DEAN Alan J. Dean	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 21, 2014
/s/ DAVID S. REYNOLDS David S. Reynolds	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 21, 2014
/s/ WILLIAM J. BRODSKY William J. Brodsky	Executive Chairman	February 21, 2014

SIGNATURE	TITLE	DATE
/s/ JAMES R. BORIS James R. Boris	Director	February 21, 2014
/s/ FRANK E. ENGLISH Frank E. English	Director	February 21, 2014
/s/ EDWARD FITZPATRICK Edward Fitzpatrick	Director	February 21, 2014
/s/ JANET P. FROETSCHER Janet P. Froetscher	Director	February 21, 2014
/s/ JILL R. GOODMAN Jill R. Goodman	Director	February 21, 2014
/s/ DUANE R. KULLBERG Duane R. Kullberg	Director	February 21, 2014
/s/ R. EDEN MARTIN R. Eden Martin	Director	February 21, 2014
/s/ RODERICK A. PALMORE Roderick A. Palmore	Director	February 21, 2014
/s/ SUSAN M. PHILLIPS Susan M. Phillips	Director	February 21, 2014
/s/ SAMUEL K. SKINNER Samuel K. Skinner	Director	February 21, 2014
/s/ CAROL E. STONE Carole E. Stone	Director	February 21, 2014
/s/ EUGENE S. SUNSHINE Eugene S. Sunshine	Director	February 21, 2014

Investor Information

Stock Listing
CBOE Holdings' unrestricted common stock is listed on the NASDAQ Global Select Market (NASDAQ) under the ticker symbol "CBOE". On December 31, 2013, there were 86,770,737 shares of unrestricted common stock outstanding.

Annual Meeting
The 2014 Annual Meeting of Stockholders will be held at 9:30 a.m. Central Time, on Thursday, May 22, 2014, at CBOE Holdings' corporate headquarters located at 400 South LaSalle Street, Chicago, IL 60605.

Holders of common stock of record at the close of business on March 25, 2014 are entitled to vote at the Annual Meeting. A notice of meeting, proxy statement and proxy card or voting instructions were provided to stockholders of record with this annual report.

Transfer Agent
Registered stockholders (shares held in your own name) should address communications concerning share transfers, statements, dividend payments, address changes and other administrative matters to:

CBOE Holdings, Inc.
c/o Computershare
P.O. Box 30170
College Station, TX 77842-3170
Telephone: 866-301-8223
201-680-6578 (Outside the U.S.)
Website: www.computershare.com/investor

Investor Relations
Direct inquiries to:
Investor Relations
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, IL 60605
Phone: 312-786-7136
E-mail: investorrelations@cboe.com

Investor information is available on the company's Investor Relations section of its website, http://ir.cboe.com, including all SEC filings, quarterly earnings releases, webcasts and presentations, press releases, information on corporate governance and a variety of stockholder resources including historical stock information, dividend payments, an investor FAQ and a list of analysts who cover the company.

Corporate Information
The company's website, www.cboe.com, is the definitive online source for options and volatility trading information. In addition to providing a comprehensive overview of the company, products and services, the website offers investors unparalleled educational resources and trading tools.

Independent Auditors
Deloitte & Touche LLP
Chicago, IL

This annual report contains statements that may be considered forward-looking statements within the meaning of the Securities Exchange Act of 1934. See "Risk Factors" and "Forward-Looking Statements" in the accompanying annual report on Form 10-K. Except as otherwise indicated, the terms "the Company," "we," "us" and "our," refer to CBOE Holdings, Inc. and subsidiaries.

Design: Liska+Associates

(End of Form 10-K)

Board of Directors

William J. Brodsky [3*]
Executive Chairman of the Board
CBOE Holdings, Inc.

Edward T. Tilly [3]
Chief Executive Officer
CBOE Holdings, Inc.

James R. Boris [3]
Lead Director

Retired Chairman and
Chief Executive Officer
EVEREN Securities, Inc.

Frank E. English, Jr. [2, 4, 5]
Senior Advisor
W.W. Grainger, Inc.

Former Vice Chairman,
Investment Banking
Morgan Stanley

Edward J. Fitzpatrick [1, 4]
Former Chief Financial Officer
Motorola Solutions, Inc.

Janet P. Froetscher [2, 3, 4, 5*]
President and
Chief Executive Officer
Special Olympics

Jill R. Goodman [1, 4, 5]
Managing Director
Foros LLC

Duane R. Kullberg [1, 4, 6]
Former Chief Executive Officer,
1980–1989
Arthur Andersen & Co., S.C.

R. Eden Martin [1*, 2, 3, 6]
Of Counsel
Sidley Austin LLP

Roderick A. Palmore [1, 2, 6]
Executive Vice President, General
Counsel and Chief Compliance and
Risk Management Officer
General Mills

Susan M. Phillips [3, 5, 6*]
Former Governor
Federal Reserve Board

Former Chairman
Commodity Futures Trading
Commission

Former Dean
School of Business and Public
Management
The George Washington University

Samuel K. Skinner [2, 5, 6]
Of Counsel
Greenberg Traurig, LLP

Former Chief of Staff and
Former U.S. Secretary of
Transportation
Under President George H.W. Bush

Carole E. Stone [1, 3, 4*, 6]
Former Director
New York State
Division of the Budget

Eugene S. Sunshine [1, 2*, 3, 5]
Senior Vice President,
Business and Finance
Northwestern University

Board Committees
[1] Audit
[2] Compensation
[3] Executive
[4] Finance and Strategy
[5] Nominating and Governance
[6] Regulatory Oversight and Compliance[+]

[+] CBOE and C2 committees

[*] Denotes committee chair

Leadership Team

Senior Management

Edward T. Tilly
Chief Executive Officer

Edward L. Provost
President and
Chief Operating Officer

Alan J. Dean
Executive Vice President and
Chief Financial Officer

Richard G. DuFour
Executive Vice President
Corporate Planning and Development

Joanne Moffic-Silver
Executive Vice President,
General Counsel and
Corporate Secretary

Gerald T. O'Connell
Executive Vice President and
Chief Information Officer

Philip M. Slocum
Executive Vice President

Timothy H. Thompson
Senior Vice President and
Chief Regulatory Officer

Officers

Alexandra M. Albright
Chief Compliance Officer

Thomas A. Brady
Vice President
Member Trading Services

Lawrence J. Bresnahan
Vice President
Member Firm Regulation

Joseph A. Caauwe
Managing Director
CBOE Futures Exchange

Karen N. Christiansen
Vice President and
CFE Chief Regulatory Officer

Paul Ciciora
Vice President
Systems Infrastructure

John F. Deters
Chief Strategy Officer and
Head of Corporate Initiatives

Cynthia H. Elsener
Vice President
Marketing and Educational Services

Angelo Evangelou
Associate General Counsel

Eric Frait
Vice President
Business Analysis

Todd D. Furney
Vice President
Systems Security

David B. Gray
Vice President
Head of NY Office

Gregory D. Hoogasian
Vice President and
Deputy Chief Regulatory Officer

Carol E. Kennedy
Chief Branding Officer and
Vice President
Corporate Communications

Thomas P. Knorring
Vice President
Market Data Sales

Deborah L. Koopman
Vice President
Investor Relations

Joseph Levin
Vice President
Research and Product Development

Andrew B. Lowenthal
Vice President
Business Development

James F. Lubin
Senior Managing Director
CBOE Futures Exchange

Michael Mollet
Managing Director
CBOE Futures Exchange

Anthony J. Montesano
Vice President
Trading Systems Development

Matthew T. Moran
Vice President
Institutional Marketing

Mark S. Novak
Vice President and
Chief Technology Officer
Systems Development

LuAnn O'Shea
Vice President
Facilities

Donald R. Patton
Vice President and Controller
Accounting

Debra L. Peters
Vice President
The Options Institute

Roberta J. Piwnicki
Vice President
Systems Development

Arthur B. Reinstein
Deputy General Counsel

David S. Reynolds
Vice President and
Chief Accounting Officer

James P. Roche
Vice President
Market Data Services

Bradley W. Samuels
Vice President
Systems Development

Curt A. Schumacher
Vice President and
Chief Technology Officer
Systems Operations

J. Patrick Sexton
Deputy General Counsel

Patricia A. Sizemore
Vice President
Regulatory Services

Eileen Smith
Vice President
Systems Planning

Maureen T. Smith
Vice President
Corporate Project Management

William M. Speth
Vice President
Research

Paul B. Stephens
Vice President
Institutional Marketing and Sales

Michael J. Todd
Vice President
Systems Operations

Michael Todorofsky
Vice President
Market Operations

Michael E. Trees
Vice President
Trading Systems Development

Margaret E. Williams
Vice President and
Deputy Chief Regulatory Officer

Kerry D. Winters
Vice President
Market Operations

Deborah Woods
Vice President
Human Resources

CBOE HOLDINGS℠ EXECUTE SUCCESS℠

400 South LaSalle Street
Chicago, Illinois 60605
312.786.5600

www.cboe.com
www.twitter.com/CBOE
www.facebook.com/CBOE

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd-lot dealer, etc.).**

CBOE certifies that the information required in this Exhibit J is kept up to date and is available to the Commission and the public upon request.

Form 1, 2014 Amendment
Chicago Board Options Exchange, Incorporated
June 27, 2014

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions of this Form.**

Response:

1. CBOE Holdings, Inc.
2. Delaware Corporation
3. June 18, 2010
4. 100%
5. CBOE Holdings, Inc. has control as that term is defined in the instructions of this form.

EXHIBIT M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Full legal name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities for functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

CBOE certifies that the information required in this Exhibit M is kept up to date and is available to the Commission and the public upon request.

EXHIBIT N

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

CBOE certifies that the information required in this Exhibit N is kept up to date and is available to the Commission and the public upon request.

From: (312) 786-7058 Origin ID: GYYA
Jaime Galvan
Chicago Board Options Exchange, Inc
400 South LaSalle
7th Floor
Chicago, IL 60605

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